Insurance Australia Group

07027217

25 September 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 28 2007
WASH, D.C.
185

Dear Sirs,

SUPPL

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Group Company Secretary

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Cc: Tony Coleman, Chief Risk Officer & Group Actuary
Peter Sutherland, Head of Group Risk & Compliance

dlw 10/16

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Insurance Australia Group

COPY

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 28 2007
WASH, D.C.
185

18 September 2007

IAG Deferred Award Rights Plan Offer

Dear Sir,

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Deferred Award Rights Plan Offer documents:

1. IAG Share and Performance Award Rights Trust Deed and Amended Terms applicable to IAG Deferred Award Rights Offer;
2. Financial Services Guide (FSG);
3. Deferred Award Rights Explanatory Booklets including Plan Terms and Taxation Summary;
4. Invitation to eligible employees;
5. Offer website;
6. Paper application form.

The offer was made to eligible IAG and IMA employees on the following dates:

- Employees (excluding United Kingdom): Thursday 13 September 2007;
- Employees (United Kingdom): Monday 17 September 2007.

All eligible employees were given the opportunity to respond to the Offer online or by paper.

Yours sincerely,

Glenn Revell
Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

TRUST DEED

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares NED Shares Deferred Shares or Benefit Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Award Rights means the rights issued under clause 8A.

Deferred Award Rights Plan means the terms of the Trust as they apply to Deferred Award Rights.

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7A, 7B, 8 and 8A.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan or Benefit Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B, 8 and 8A of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form,

or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in *schedule 6* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in *schedule 7* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater

than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8A Grant of Deferred Award Rights

Invitation to participate

8A.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Deferred Award Rights.

8A.2 In determining whether to make an invitation to an Executive under clause 8A.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8A.3 The Deferred Award Rights granted under this Plan must be on the terms set out in ***schedule 8*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8A.4 The offer by the Executive to the Trustee for Deferred Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Deferred Award Rights being offered;

(c) the closing date for the offer of the Deferred Award Rights; and

(d) the terms of grant determined by the Board under clause 8A.3.

8A.5 To make an offer to the Trustee following an invitation to an Executive under clause 8A.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Deferred Award Rights which is not greater than the number of Deferred Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8A.6 The offer made by an Executive for Deferred Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8A.7 By making the offer for a Deferred Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8A.8 A legal personal representative of the Deferred Award Right Holder may be recognised by the Trustee as a holder of a Deferred Award Right Holder's Deferred Award Rights in circumstances where either the Deferred Award Right Holder has died or the Deferred Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares, Deferred Award Rights and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right or Deferred Award Right. The Participant's rights under the Performance Award Right or Deferred Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights and Deferred Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4, 14.4A or 14.4B may, subject to compliance with

any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.314.4, 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Equity-Shares, NED Shares, Deferred Shares, Benefit Shares,

Performance Award Rights or Deferred Award Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Equity-Shares, Deferred Shares, Benefit Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:	))))

....

Signature of authorised person | Signature of authorised person

....

Office held | Office held

....

Name of authorised person (block letters) | Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:	))))

....

Signature of authorised person | Signature of authorised person

....

Office held | Office held

....

Name of authorised person (block letters) | Name of authorised person (block letters)

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. **Voting right**

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. **Right to attend, speak etc**

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. **Failure to provide information**

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. **How Trustee votes**

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Equity Shares are deemed to be Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. **Registration of NED Shares and beneficial interest in NED Shares**

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. **Right to dividends**

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities

pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes

attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(i) **For a continuing Employee**	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total** Shareholder **Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7. Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(a) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) *Pro rata* cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

1. **Registration of and beneficial interest in Deferred Shares**

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. **Right to dividends**

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. **Bonus Shares**

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the

extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

1. Registration of and beneficial interest in Benefit Shares

1.1 Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.

Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold

equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or

confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are forfeited.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of

the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	Commencement of Exercise Period

Conditions for Exercise	Commencement of Exercise Period
(a) **Three years have passed since the Commencement Date.**	The date that is 3 years after the Commencement Date
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(c)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

Circumstances	Date of lapse
(a) The Holder ceases to be an Employee: **(i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or** **(ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.**	The date the Holder ceases to be an Employee
(b) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$S = C;$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$S = C;$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$S = C \times \frac{B}{A}$; where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

The IAG Share and Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

Document comparison done by Workshare Professional on Tuesday, 6 February 2007 5:41:54 PM

Input:	
Document 1	file://H:/original.doc
Document 2	file://H:/modified.doc
Rendering set	standard

Legend:	
<u>Insertion</u>	
~~Deletion~~	
~~Moved from~~	
<u>Moved to</u>	
Style change	
Format change	
~~Moved deletion~~	
Inserted cell	
Deleted cell	
Moved cell	
Split/Merged cell	
Padding cell	

Statistics:	
	Count
Insertions	71
Deletions	75
Moved from	0
Moved to	0
Style change	0
Format changed	0
Total changes	146

Amended Deferred Award Right Terms –Schedule 8

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	Commencement of Exercise Period
(a) Subject to term 2.1(b) and (c), the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches.	The date(s) that the Board declares in relation to the grant of Deferred Award Rights.
(b) Where the Holder ceases to be an Employee due to redundancy or resignation, and Deferred Award Rights become Exercisable Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) death; (iii) Total and Permanent Disablement; or (iv) with the approval of the Board.	The date the Holder ceases to be an Employee

Conditions for Exercise		Commencement of Exercise Period
(d)	Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(d)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

Circumstances	Date of lapse
(a) Where the Holder ceases to be an Employee due to redundancy or resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation. **(b)** The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and 2.1(c) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee
(c) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have

transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on

Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$S = C;$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$S = C;$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members

of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means ASX Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

AND CPU SHARE PLANS PTY LTD ABN 20 081 600 875
FINANCIAL SERVICES GUIDE
ISSUE DATE: 10/07/2007
This FSG replaces any previous FSG and any Supplementary FSG.

About this Financial Services Guide

This document is the combined Financial Services Guide (**FSG**) for Plan Managers and CPU Share Plans and contains detailed information specific to Insurance Australia Group Limited's Bonus Equity Share Plan (**BESP**), Non-Executive Director Share Plan (**NED**), Performance Share Rights Plan (**PSR**), Performance Award Rights Plan (**PAR**), Employee Share Reward Plan (**ESRP**), Deferred Employee Share Plan (**DESP**), Exempt Share Plan (**ESP**) and Deferred Award Rights Plan (**DAR**) some (or all) of which you are (or intend to become) a member (the **Plans**).

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (AFSL Licence No. 309883); where shares are held by a custodian the term **CPU Share Plans** refers to CPU Share Plans Pty Ltd (AFSL Licence No. 309884). The terms **we, our** or **us** refer to Plan Managers and CPU Share Plans.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an Australian Financial Services Licence licencee.

Plan Managers and CPU Share Plans are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Securities Exchange Limited.

The services of the Company which provides trustee (and related) services for the BESP, NED, PSR, PAR, DESP and DAR are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

There is no Trustee Company associated with the ESRP and the ESP.

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3 60 Carrington Street Sydney NSW 2001
Postal address:	GPO Box 1501 Sydney NSW
Phone Number:	1800 452 196
Fax Number:	61 2 8235 8208
Email:	iagshareplans@computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using the password information provided to you by Plan Managers.

What financial services are we authorised to provide to you?

Plan Managers is authorised to provide general advice on:

- derivatives;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (**IDPS**)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives;
- interests in managed investments schemes (excluding IDPS); and
- securities.

We are authorised to provide services to both retail and wholesale clients.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Compensation Arrangements

At the date of this FSG Plan Managers is covered by the professional indemnity insurance held by Computershare Limited. This professional indemnity insurance covers Computershare Limited and its subsidiaries.

The insurers are certain underwriters at Lloyds and other approved markets and the limit of liability is not less than AUD $10 million in aggregate.

The excess on the policy is USD$750,000.

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers provide authorised services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Plan Managers may receive a percentage of the brokerage fee from the nominated broker on sale of shares if you elect to use the services of its nominated broker.

If you attend a wealth management presentation co-ordinated by Plan Managers or consider wealth management alternatives as part of a transaction associated with your participation in the Plans and you acquire a financial product through the wealth manager, Plan Managers may receive a fee from the wealth manager. The fee calculated will be based on various factors including the acquisition by you of personal advice and/or financial products from the wealth manager.

Sale fee - ESRP, DESP, ESP, BESP and NED

You will be charged if you use our share sale facility to sell shares from the Plans. This fee will be recovered from your

share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee (per sale transaction)	Brokerage Fee (per sale transaction)
Sell (paper form)	$58.85	Sale proceeds $5,000 or less: $10.45* Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000*/**
Sell Online	$29.15	Sale proceeds $5,000 or less: $10.45 Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000**

*The brokerage charged by the broker may be **reduced** in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. The above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

** For example, if your share sale proceeds are $10,000 the brokerage fee will be approximately $26.95.

Exercise fee – PAR, PSR and DAR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR, PAR and DAR regardless of when you joined the PSR, PAR and DAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee – PSR, PAR and DAR

There is no sale or brokerage fee associated with the PSR, PAR or DAR

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$15.00
Telegraphic Transfer	$35.00
Foreign Cheque	$5.00

Transfer fee - BESP, PAR, DAR, DESP and NED

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the BESP, PAR, DAR, DESP and NED. This fee is payable when you submit a transfer request.

Transfer fee – ESRP, ESP and PSR

There is no transfer fee associated with the ESRP, ESP and PSR.

Research administration fee

You may be charged a research administration fee of $60 (inclusive of GST) when you request the replacement of previously issued statements or payment advices including the provision of account holding history. This fee will be charged per request (not per statement/payment advices requested).

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Industry Complaints Service Ltd
   PO Box 579
   Collins Street West
   Melbourne VIC 8007

Phone Number:	1300 780 808
Facsimile:	03 9621 2291
Website:	www.fics.asn.au
Email:	fics@fics.asn.au

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

a Shared future

IAG DEFERRED AWARD RIGHTS PLAN – 2007/08 OFFER

EXPLANATORY BOOKLET – AUSTRALIA

IAG
Insurance Australia Group

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

deferred award rights plan – 2007/08 offer

IMPORTANT DATES

THURSDAY 13 SEPTEMBER 2007

Offer Opens	An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open. You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

TUESDAY 25 SEPTEMBER 2007

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

THURSDAY 27 SEPTEMBER 2007

Allocation Date	Deferred Award Rights allocated to participants.

In this booklet, all references to time are Australian Eastern Standard Time (AEST).
These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 7 pm Monday to Friday.

CONTENTS

IAG DEFERRED AWARD RIGHTS EXPLANATORY BOOKLET – AUSTRALIA
DAR SERIES 2 – SEPTEMBER 2007
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

IAG Insurance Australia Group

NRMA INSURANCE · SGIO · SGIC · CGU · swann insurance · STATE · NZI

deferred award rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies:

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver:

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

how to apply for deferred award rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail confirming the number of DARs that you may apply for and information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at: **http://www.computershare.com/employee/au/iag/ltl**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm AEST on 25 September 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/ltl** if you are viewing this document electronically.

Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*

   ** This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.*
2. Confirm the details displayed on the confirmation screen are correct and submit.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Jennifer Cobley from Remuneration and Benefits. Contact details are provided on page 11.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, and full name matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for thse holdings will be updated automatically.

how the plan works - summary

GRANT	Your invitation to apply for DARs accompanies this booklet. If you wish to accept the invitation, complete the **online** application for DARs on the website at **http://www.computershare.com/employee/au/lag/lti** by the due date (25 September 2007). If you cannot apply on the website you can request a paper Application Form. You will be granted Deferred Award Rights upon acceptance of your application by the Trustee.	**See** Page 4
DARs EXCERCISABLE	If you remain employed by the Group, DARs will become exercisable in tranches as follows: 50% on 1 July 2008 30% on 1 July 2009 20% on 1 July 2010 DARs may become exercisable earlier if: • your employment ceases for reasons including retirement, total and permanent disablement, death, or with approval of the Board; • the trustee notifies you that an Event has occurred. LAPSE / CEASE EMPLOYMENT DARs lapse if you cease employment prior to DARs becoming exercisable.	**See** Page 5
EXERCISE	Once DARs have become exercisable, you can generally exercise them at any time before the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group). Refer to the table on page 7 for more information.	**See** Pages 6
LAPSE/CEASE EMPLOYMENT	DARs lapse if you cease employment prior to DARs becoming exercisable. (Refer to the table on page 7 for more information) Where DARs are exercisable, DARs may be exercised for 90 days after you cease to be an Employee. Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.	**See** Page 7

how the plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at: **www.computershare.com/employee/au/iag/ltl**, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm AEST on 25 September 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on or about 27 September 2007. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

DARs will become exercisable in tranches, subject to you continuing as an employee of the Group, as follows:

- 50% on 1 July 2008
- 30% on 1 July 2009
- 20% on 1 July 2010.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group in special circumstances, including Retirement, Total and Permanent Disablement, death or with approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DAR Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.

how the plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price. which is AUD$1 in total for all the DARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and the Security Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable, you must exercise them no later than:

- 10 years from the Commencement Date (for continuing employees), or
- 90 days after your employment ceases

or your DARs will lapse.

Please refer to the table on page 7 for more information.

how the plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date. Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

REASON FOR CESSATION OF EMPLOYMENT	DARS THAT ARE NOT EXERCISABLE	DARS THAT ARE EXERCISABLE
Resignation, redundancy or termination of employment with a company in the Group* (other than in special circumstances described below)	DARs lapse on the date you cease to be an Employee.	You may exercise DARs until the earlier of: 90 days from the date you cease to be an Employee, and 10 years from the Commencement Date. Any unexercised DARs lapse 90 days after the date you cease to be an Employee.
Termination of employment with a company in the Group in special circumstances (described below)	DARs become exercisable on the date you cease to be an Employee. You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date). Unexercised DARs lapse 90 days after the date you cease to be an Employee.	
Termination for serious misconduct	All DARs lapse on the date you cease to be an Employee, whether exercisable or not	
If an employee ceases to be an employee due to redundancy or resignation, DARs that would have become exercisable during an employee's contractual notice period, become exercisable on the date employment ceases.		

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include Retirement, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

* i.e. in circumstances where you are no longer employed by a company in the IAG Group. This excludes changes to your IAG employing company due to an internal restructure, or to take up a position with another IAG company.

SECTION 4

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Deferred Award Rights (DARs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

If you or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

your choice

There are two possible ways to be taxed on DARs you receive under the DARs Plan. You may defer your tax or elect to pay tax upfront at the time the DARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR DEFERRED AWARD RIGHTS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[1]; or
- when you exercise your DARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your DARs at the time of termination as calculated under the formulae in the tax rules.

If your Assessment Time is the time when you exercise your DARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is AUD$1 for all DARs which are exercised at one time). If your DARs lapse, you should not be taxed on the DARs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DARs were exercised***. It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your DARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the DARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

---

1 Note: Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2007/2008 year of income. The election must be made before you lodge your return for the 2007/2008 tax year.

An election you make for the 2007/2008 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

If you make the election, you will be assessed on the allocation of your DARs.

You will be taxed on the "full market value" of the DARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount.

If you make an election under section 139E, neither the termination of your employment nor the exercise of your DARs will be taxable events for you. Generally, if the DARs lapse without being exercised, you should not be taxed on the DAR. If you have previously paid tax on the DAR, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the date of grant*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DAR was exercised.*** It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

Group Remuneration & Benefits
Phone: +61 2 9292 8248
+61 2 9292 3395
e-mail: jacqui.connellan@iag.com.au
jennifer.cobley@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

deferred award rights terms DAR series 2

1. ENTITLEMENT

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE

2.1. Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

CONDITIONS FOR EXERCISE	COMMENCEMENT OF EXERCISE PERIOD
(a) Subject to term 2.1 (b) and (c) the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches.	The date(s) that the Board declares in relation to the grant of Deferred Award Rights.
(b) Where the Holder ceases to be an Employee due to redundancy or resignation, and Deferred Award Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) death; (iii) Total and Permanent Disablement; or (iv) with the approval of the Board.	The date the Holder ceases to be an Employee.

(d) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under caluse 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board); (C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	The date the Board gives the notice referred to in term 2.1 (d)(ii).

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

CIRCUMSTANCE	DATE OF LAPSE
(a) Where the Holder ceases to be an Employee due to redundancy or resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(b) The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and 2.1(c) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(c) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice.

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus Issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights Issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 INTERPRETATION

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means ASX Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

Printed on Tudor RP 100% Recycled Paper

STOCKCODE

a Shared future

IAG DEFERRED AWARD RIGHTS PLAN - 2007/08 OFFER

EXPLANATORY BOOKLET - NEW ZEALAND

IAG
Insurance Australia Group

deferred award rights plan – 2007/08 offer

IMPORTANT DATES

THURSDAY 13 SEPTEMBER 2007

Offer Opens	An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open. You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/ltl

TUESDAY 25 SEPTEMBER 2007

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

THURSDAY 27 SEPTEMBER 2007

Allocation Date	Deferred Award Rights allocated to participants.

In this booklet, all references to time are Australian Eastern Standard Time (AEST). These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 0800 703 456 between 8:30 am and 7 pm (Sydney time) Monday to Friday.

CONTENTS

IAG DEFERRED AWARD RIGHTS EXPLANATORY BOOKLET – NEW ZEALAND
DAR SERIES 2 – SEPTEMBER 2007
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

IAG Insurance Australia Group

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

deferred award rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

how to apply for deferred award rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail confirming the number of DARs that you may apply for and information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at: **http://www.computershare.com/employee/au/iag/ltl**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm AEST on 25 September 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/ltl** if you are viewing this document electronically.

Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

** This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.*

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Jennifer Cobley from Remuneration and Benefits. Contact details are provided on page 11.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, and full name matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for thse holdings will be updated automatically.

how the plan works - summary

GRANT	Your Invitation to apply for DARs accompanies this booklet. If you wish to accept the invitation, complete the **online** application for DARs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (25 September 2007). If you cannot apply on the website you can request a paper Application Form. You will be granted Deferred Award Rights upon acceptance of your application by the Trustee.	**See** Page 4
DARs EXCERCISABLE	If you remain employed by the Group, DARs will become exercisable in tranches as follows: • 50% on 1 July 2008 • 30% on 1 July 2009 • 20% on 1 July 2010 DARs may become exercisable earlier if: • your employment ceases for reasons including retirement, total and permanent disablement, death, or with approval of the Board. • the trustee notifies you that an Event has occurred. LAPSE / CEASE EMPLOYMENT DARs lapse if you cease employment prior to DARs becoming exercisable.	**See** Page 5
EXERCISE	Once DARs have become exercisable, you can generally exercise them at any time before the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group). Refer to the table on page 7 for more information.	**See** Pages 6
LAPSE/CEASE EMPLOYMENT	DARs lapse if you cease employment prior to DARs becoming exercisable. (Refer to the table on page 7 for more information) Where DARs are exercisable, DARs may be exercised for 90 days after you cease to be an Employee. Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.	**See** Page 7

how the plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at: **www.computershare.com/employee/au/iag/lti**, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm AEST on 25 September 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on or about 27 September 2007. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

DARs will become exercisable in tranches, subject to you continuing as an employee of the Group, as follows:

- 50% on 1 July 2008
- 30% on 1 July 2009
- 20% on 1 July 2010.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group in special circumstances, including Retirement, Total and Permanent Disablement, death or with approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DAR Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.



how the plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the DARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and the Security Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable, you must exercise them no later than:

- 10 years from the Commencement Date (for continuing employees), or
- 90 days after your employment ceases

or your DARs will lapse.

Please refer to the table on page 7 for more information.

how the plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date. Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

REASON FOR CESSATION OF EMPLOYMENT	DARS THAT ARE NOT EXERCISABLE	DARS THAT ARE EXERCISABLE
Resignation, redundancy or termination of employment with a company in the Group* (other than in special circumstances described below)	DARs lapse on the date you cease to be an Employee.	You may exercise DARs until the earlier of: 90 days from the date you cease to be an Employee, and 10 years from the Commencement Date. Any unexercised DARs lapse 90 days after the date you cease to be an Employee.
Termination of employment with a company in the Group in special circumstances (described below)	DARs become exercisable on the date you cease to be an Employee. You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date). Unexercised DARs lapse 90 days after the date you cease to be an Employee.	
Termination for serious misconduct	All DARs lapse on the date you cease to be an Employee, whether exercisable or not	

If an employee ceases to be an employee due to redundancy or resignation, DARs that would have become exercisable during an employee's contractual notice period, become exercisable on the date employment ceases.

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include Retirement, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

* i.e. in circumstances where you are no longer employed by a company in the IAG Group. This excludes changes to your IAG employing company due to an internal restructure, or to take up a position with another IAG company.

SECTION 4

taxation summary - new zealand

The following information provides a summary of the New Zealand taxation rules that apply to benefits granted under the Deferred Award Rights (DAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your circumstances. If you, or your advisor has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an New Zealand resident for tax purposes.

Grant of DARs

There is no income tax, ACC levies or other tax, charge or levy to pay when DARs are granted to you.

Exercise/lapse of DARs

For the income year in which you exercise any of your DARs (being a calendar year ending on 31 March); your assessable income will include the amount by which the market value of the IAG shares transferred to you on the date of exercise exceeds the A$1 exercise price paid by you. This is your taxable benefit ("**Benefit**") in respect of the DARs.

If your DARs lapse, there will be no New Zealand tax consequences.

The Benefit will not form part of the income base from which KiwiSaver contributions are calculated.

Calculation of your tax liability in respect of the Benefit

In calculating the Benefit subject to income tax, the market value of the IAG shares is determined by using normal market valuation procedures in relation to shares (the market price of IAG shares on the date you exercise your DARs can be obtained from Vibe or InsideIAG).

The market value and the AUD$1 exercise price must be converted into NZ dollars for the purposes of calculating the amount of your taxable Benefit and completing your tax return (see below). Applicable exchange rates can be obtained from New Zealand Inland Revenue (they are published every April and October in the Inland Revenue's Tax Information Bulletin), or you can use the spot rate obtained from a major trading bank for the date you exercise your DARs.

Your tax liability in respect of the Benefit will depend on your overall income for the year of exercise, ie your personal marginal tax rate for the income year during which any of your DARs are exercised.

Current personal marginal tax rates are:

(a) 19.5% on income up to NZ$38,000 per annum;

(b) 33% on income from NZ$38,000 per annum to NZ$60,000 per annum;

(c) 39% on income over NZ$60.000 per annum.

Who pays the tax on the Benefit and how is it reported to the Inland Revenue?

You will be required to file an income tax return and report the Benefit you receive from exercise of your DARs in your assessable income, for any income year in which you exercise any of your DARs (the Benefit is not subject to PAYE like your salary is). Therefore, although you may not currently file an income tax return, accepting the invitation and receiving a Benefit on exercise of your DARs will result in your being obliged to file one.

An income tax return is generally due on the 7 July following the end of the income year for which the return is to be filed. For example, if you exercised your DARs in the income year ending 31 March 2007, your income tax return would generally be due on 7 July 2007.

taxation summary

You will be responsible for paying the income tax on the Benefit to Inland Revenue. Payment is generally due on 7 February of the calendar year following the income year in respect of which the liability arises (for example, if you exercised your DARs in the income year ending 31 March 2007, the tax would be due on 7 February 2008). However, if you are a "provisional taxpayer", provisional tax rules may apply to accelerate the payment date for the tax. The precise manner in which the provisional tax rules operate depends upon your particular circumstances and you should seek your own tax advice in this regard.

Dividends

Dividends received by you in respect of IAG shares once transferred to you on exercise of your DARs will be taxable to you at your applicable personal marginal tax rate (unless you have available tax losses). If the dividend carries Australian franking credits then you will be taxed on the cash component of the dividend (ie excluding the franking credits). Franking credits do not qualify as a credit to be allowed against income tax payable in New Zealand.

If Australian withholding tax is deducted from any dividend then the gross amount of the dividend (ie as if withholding tax had not been deducted, but ignoring any franking credits) will be subject to income tax at your personal marginal tax rate, with a credit for the Australian withholding tax deducted, up to a maximum of the New Zealand tax payable in respect of the dividend.

If dividends received by you have Australian withholding tax deducted, or if you received dividends totalling more than NZ$200, on your IAG shares once transferred to you, you will be required to file a personal tax return declaring those dividends (and claiming any relevant credit).

Sale of shares

Under current legislation, New Zealand has no general capital gains tax that would apply in respect of any gain you may realise if you sell your shares acquired on exercise of your DARs. However, in certain circumstances, gains on the sale of shares can be subject to income tax.

Profits derived on the sale of your IAG (ie a sale price in excess of the market value of the shares when you exercised your DARs) will generally only be taxable if:

(a) you acquired the shares for the purpose of sale;

(b) you carry on a business of dealing in shares; or

(c) you derive the profits from the carrying on or carrying out of any undertaking or scheme entered into or devised for the purpose of making a profit.

None of these criteria would ordinarily be met by an employee but these are essentially factual issues, dependent upon your personal circumstances.

Any income tax liability on the sale of your shares would be at the same rate, and reported and paid in the same manner, as the tax liability in respect of the Benefit received by you on exercise of the DARs (as described above).

Australian capital gains tax

Under the double tax agreement between Australia and New Zealand, Australia reserves the right to impose capital gains tax ("CGT") on New Zealand tax residents. You should therefore seek qualified and independent advice in relation to the CGT and other Australian tax consequences of acquiring IAG shares (and, if relevant, ultimately selling those shares) as a result of exercising your DARs.

Recent reforms

The New Zealand Government has recently enacted legislation that will alter the tax treatment of portfolio (ie less than 10%) equity interests in foreign companies held by New Zealand tax residents.

However, the new rules do not apply either where the cost to the employee of their total foreign shares is less then NZ$50,000, or where the foreign company is an Australian tax resident and listed on the ASX and included in the ASX All Ordinaries Index. In both cases, shares continue to be taxed on dividends only.

As IAG is an Australian tax resident company that is listed on the ASX and included in the ASX All Ordinaries Index, the new rules should not apply in respect of IAG shares held by New Zealand employees.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

Group Remuneration & Benefits
Phone: +61 2 9292 8248
+61 2 9292 3395
e-mail: jacqui.connellan@iag.com.au
jennifer.cobley@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

deferred award rights terms DAR series 2

1. ENTITLEMENT

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

CONDITIONS FOR EXERCISE	COMMENCEMENT OF EXERCISE PERIOD
(a) Subject to term 2.1 (b) and (c) the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches.	The date(s) that the Board declares in relation to the grant of Deferred Award Rights.
(b) Where the Holder ceases to be an Employee due to redundancy or resignation, and Deferred Award Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) death; (iii) Total and Permanent Disablement; or (iv) with the approval of the Board.	The date the Holder ceases to be an Employee.

(d) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under caluse 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board); (C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	The date the Board gives the notice referred to in term 2.1 (d)(ii).

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

CIRCUMSTANCE	DATE OF LAPSE
(a) Where the Holder ceases to be an Employee due to redundancy or resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(b) The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and 2.1(c) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct egardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(c) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice.

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights Issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 INTERPRETATION

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means ASX Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the IAG NZ Employee Share Plan trust deed dated 24 July 2002, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG (NZ) Share Plan Nominee Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

a shared future

IAG DEFERRED AWARD RIGHTS PLAN – 2007/08 OFFER

EXPLANATORY BOOKLET - INTERNATIONAL

IAG
Insurance Australia Group

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

deferred award rights plan – 2007/08 offer

IMPORTANT DATES

THURSDAY 13 SEPTEMBER 2007

Offer Opens	An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open. You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

TUESDAY 25 SEPTEMBER 2007

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

THURSDAY 27 SEPTEMBER 2007

Allocation Date	Deferred Award Rights allocated to participants.

In this booklet, all references to time are Australian Eastern Standard Time (AEST). These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on +61 3 9415 4160 between 8:30 am and 7 pm (Sydney time) Monday to Friday.

CONTENTS

IAG DEFERRED AWARD RIGHTS EXPLANATORY BOOKLET – INTERNATIONAL
DAR SERIES 2 - SEPTEMBER 2007
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

IAG Insurance Australia Group

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

deferred award rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations:

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies:

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver:

Stability and Integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

how to apply for deferred award rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail confirming the number of DARs that you may apply for and information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at: **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm AEST on 25 September 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*

   ** This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.*
2. Confirm the details displayed on the confirmation screen are correct and submit.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Jennifer Cobley from Remuneration and Benefits. Contact details are provided on page 11.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, and full name matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for thse holdings will be updated automatically.

SECTION 3

how the plan works - summary

GRANT	Your invitation to apply for DARs accompanies this booklet. If you wish to accept the invitation, complete the **online** application for DARs on the website at http://www.computershare.com/employee/au/lag/lti by the due date (25 September 2007). If you cannot apply on the website you can request a paper Application Form. You will be granted Deferred Award Rights upon acceptance of your application by the Trustee.	**See** Page 4
DARs EXCERCISABLE	If you remain employed by the Group, DARs will become exercisable in tranches as follows: • 50% on 1 July 2008 • 30% on 1 July 2009 • 20% on 1 July 2010 DARs may become exercisable earlier if: • your employment ceases for reasons including retirement, total and permanent disablement, death, or with approval of the Board; • the trustee notifies you that an Event has occurred. LAPSE / CEASE EMPLOYMENT DARs lapse if you cease employment prior to DARs becoming exercisable.	**See** Page 5
EXERCISE	Once DARs have become exercisable, you can generally exercise them at any time before the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group). Refer to the table on page 7 for more information.	**See** Pages 6
LAPSE/CEASE EMPLOYMENT	DARs lapse if you cease employment prior to DARs becoming exercisable. (Refer to the table on page 7 for more information) Where DARs are exercisable, DARs may be exercised for 90 days after you cease to be an Employee. Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.	**See** Page 7

how the plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at: **www.computershare.com/employee/au/iag/ltl.** or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm AEST on 25 September 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on or about 27 September 2007. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

DARs will become exercisable in tranches, subject to you continuing as an employee of the Group, as follows:

- 50% on 1 July 2008
- 30% on 1 July 2009
- 20% on 1 July 2010.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group in special circumstances, including Retirement, Total and Permanent Disablement, death or with approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DAR Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.



how the plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the DARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and the Security Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable, you must exercise them no later than:

- 10 years from the Commencement Date (for continuing employees), or
- 90 days after your employment ceases

or your DARs will lapse.

Please refer to the table on page 7 for more information.

how the plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date. Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

<table>
<tr><th>REASON FOR CESSATION OF EMPLOYMENT</th><th>DARS THAT ARE NOT EXERCISABLE</th><th>DARS THAT ARE EXERCISABLE</th></tr>
<tr><td>Resignation, redundancy or termination of employment with a company in the Group* (other than in special circumstances described below).</td><td>DARs lapse on the date you cease to be an Employee.</td><td>You may exercise DARs until the earlier of:
90 days from the date you cease to be an Employee, and 10 years from the Commencement Date.
Any unexercised DARs lapse 90 days after the date you cease to be an Employee.</td></tr>
<tr><td>Termination of employment with a company in the Group in special circumstances (described below)</td><td colspan="2">DARs become exercisable on the date you cease to be an Employee.
You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date).
Unexercised DARs lapse 90 days after the date you cease to be an Employee.</td></tr>
<tr><td>Termination for serious misconduct</td><td colspan="2">All DARs lapse on the date you cease to be an Employee, whether exercisable or not</td></tr>
<tr><td colspan="3">If an employee ceases to be an employee due to redundancy or resignation, DARs that would have become exercisable during an employee's contractual notice period, become exercisable on the date employment ceases.</td></tr>
</table>

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include Retirement, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

* i.e. in circumstances where you are no longer employed by a company in the IAG Group. This excludes changes to your IAG employing company due to an internal restructure, or to take up a position with another IAG company.

taxation summary - international

International supplementary documents have been prepared and form part of your Offer documents. They assume that you are, and remain, a local resident for taxation purposes. The following country guides are available:

United Kingdom

China

Thailand

Singapore

It is important for you to refer to your relevant country document for guidance. **The information is general in nature** and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

Group Remuneration & Benefits
Phone: +61 2 9292 8248
+61 2 9292 3395
e-mail: jacqui.connellan@iag.com.au
jennifer.cobley@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

deferred award rights terms DAR series 2

1. **ENTITLEMENT**

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. **CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE**

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

CONDITIONS FOR EXERCISE	COMMENCEMENT OF EXERCISE PERIOD
(a) Subject to term 2.1 (b) and (c) the expiration of the period declared by the Board in relation to each grant of Deferred Award Rights. For each grant of Deferred Award Rights, the Board may declare that the Deferred Award Rights become Exercisable Rights in tranches.	The date(s) that the Board declares in relation to the grant of Deferred Award Rights.
(b) Where the Holder ceases to be an Employee due to redundancy or resignation, and Deferred Award Rights under term 2.1(a) during the Employee's contractual notice period.	The date the Deferred Award Rights become Exercisable Rights.
(c) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) death; (iii) Total and Permanent Disablement; or (iv) with the approval of the Board.	The date the Holder ceases to be an Employee.

(d) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under caluse 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board); (C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	The date the Board gives the notice referred to in term 2.1 (d)(ii).

2.2 the Trustee gives notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right, irrespective of whether there is a Regulatory Condition.

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

CIRCUMSTANCE	DATE OF LAPSE
(a) Where the Holder ceases to be an Employee due to redundancy or resignation, to the extent the Deferred Award Right is not an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(b) The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and 2.1(c) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee.
(c) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice.

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus Issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 REGULATORY CONDITION

12.1 Notwithstanding anything else in these terms, but subject to term 12.2:

(a) a Deferred Award Right does not become an Exercisable Right;

(b) an Exercisable Right cannot be exercised; or

(c) Shares cannot be transferred to the Holder.

if there is a Regulatory Condition in existence at that time in relation to that action or event.

12.2 The Trustee may, in its absolute discretion, waive any Regulatory Condition. If the Trustee does not waive a Regulatory Condition, it will use reasonable endeavours to deliver to the Holder a similar (but not identical) value to that which the Holder would have been entitled had there been no Regulatory Condition.

13 INTERPRETATION

13.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means ASX Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Regulatory Condition means in relation to any matter regarding the vesting or exercise of a Deferred Award Right, the Trustee determines that a law, regulation or official, party organ or administrative pronouncement or action, or any judicial decision interpreting or applying such laws, regulations or pronouncements is made or in existence which means that:

(a) the vesting or exercise of a Deferred Award Right is not permitted; or

(b) requirements could be imposed in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, to be unacceptable; or

(c) requirements could be imposed on the Holder in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, have been complied with to their satisfaction.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at the age 55 or over, or such age, as determined by the Board, in accordance with local legislation.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

13.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

13.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

13.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

Printed on Tudor RP 100% Recycled Paper

STOCKCODE

IAG DEFERRED AWARD RIGHTS PLAN - 2007/2008
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - CHINA

INTRODUCTION

The following taxation summary assumes that you are, and remain, a China resident for taxation purposes. **The information is general in nature** and relates to China taxation rules that apply to awards made under the Deferred Award Rights (DAR) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

If you exercise the DARs more than one time in a calendar year, the income from each exercise (the excess amount as mentioned above) would be combined to calculate the tax payable. Thus, the income from the DARs exercised during the same calendar year is to be accumulated to apply to tax formula. Meanwhile, the tax already paid relating to the previous DARs exercised in the same calendar year would be deducted from the tax payable.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

Your tax obligations in respect of your performance rights may be summarised as follows:

EVENT	DEFERRED RIGHTS
Grant	No tax.
Vesting	No tax.
Exercise	Taxed on the fair market value of the shares at exercise.
Sale	Taxed on the sale proceeds, less the fair market value of the shares at exercise.

GRANT

There will be no tax consequences until you exercise the DARs.

EXERCISE

You will have to pay PRC tax when you exercise the DARs. The amount liable to China tax is the difference between the market closing price of the shares on the date of exercise and the exercise price. This excess amount (often called the "spread" on the exercise) will be treated as employment income and subject to PRC withholding tax at progressive rates. Your PRC employer will perform tax withholding on the spread at exercise.

By regulations, all the employment related income in cash should be subject to social security contributions. However, there are ceilings for social security contributions. If you have reached the ceilings for social security contributions, your income at exercise will not be subject to social security contributions.

LAPSE

If your DARs lapse, you should not be taxed on the DARs.

SALE OF SHARES

The difference between the price at the date of sale and the market closing price at the date of exercise will be treated as capital gain and subject to PRC tax at a rate of 20%.

IAG DEFERRED AWARD RIGHTS PLAN - 2007/2008
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - UNITED KINGDOM

INTRODUCTION

The following taxation summary assumes that you are, and remain, a UK resident for taxation purposes. **The information is general in nature** and relates to UK taxation rules that apply to awards made under the Deferred Award Rights (DAR) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

The analysis below is based on law and practice as at August 2006.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

The taxation of your DAR will be dependent on your tax residency status at the Commencement Date (19 December 2006), at the date on which you exercise your DARs and at the date on which you dispose of any IAG shares ("shares") you acquire.

This summary covers the following situations:

- you were resident and ordinarily resident (R/OR) in the UK at the Commencement Date, at the date of exercise of the DARs and at the date of disposal of any shares you acquired; and

If your existing residency status is different to the above scenarios, different provisions may apply.

Note that for the purposes of calculating any UK income tax or capital gains tax due, any figures used in the calculations must be converted into Sterling at the exchange rate prevailing on the date of the taxable event (i.e. exercise of your DAR or disposal of the underlying shares).

GRANT

If you are R/OR for tax purposes (broadly this means that you have spent 183 days in the UK in the current tax year and on average 90 days per year in the UK over the last four years, you have demonstrated an intention to stay in the UK permanently (by buying a house for example) or your intention was to stay in the UK for in excess of 3 years when you arrived) the grant of the DAR to you will not be taxable.

DAR EXERCISABLE

You will not be taxed on your DARs when they first become exercisable.

The exercise of your DARs will, however, be subject to income tax and social taxes.

The amount subject to income tax and social taxes will be the UK fair market value, as determined by UK tax rules, of the shares you acquire less the amount you pay to acquire the shares i.e. the AUD$1 you pay to exercise the DAR plus the AUD$66 that you pay to the trustee to acquire the shares.

Your UK employing company is obliged to withhold income tax and social taxes from you at a rate determined by your UK tax code. As a consequence, prior to shares being transferred to you, you will be required to reimburse your employer for the amount of income tax that is required to be withheld from you. If you do not do so, IAG may withhold some of your shares from you.

If you do not reimburse your employing company within 90 days of the date of exercise the amount of tax that you do not reimburse may be considered as a further taxable benefit provided to you and will, itself, be subject to income tax and social taxes.

If the DARs lapse without being exercised and you do not receive any value in consideration (a compensation payment, for example) then you should not be subject to tax on the DAR.

Depending on your personal circumstances you may have to declare the exercise of DARs on your UK Self Assessment income tax return.

SALE OF SHARES

If you were R/OR at the time of exercise of your DARs and were R/OR at the date of disposal of the shares you acquired, the excess of the sale proceeds over the UK "base cost" of the shares may be subject to UK capital gains tax.

The UK base cost of the shares you acquire will include any amount paid to acquire the shares plus any amounts previously charged to income tax, but complex rules establish which shares are deemed to have been sold, see below.

The amount of CGT you pay on the capital gain will depend on a number of factors:

- availability of your annual exemption (£9,200 for 2007/2008);
- taper relief accrued;
- any capital losses available for offset;
- the amount of your other income and whether you are a higher or basic rate taxpayer.

The principal relief from capital gains tax is taper relief which may reduce the amount of gain in charge by up to 75% (giving an effective tax rate of 10% for higher rate taxpayers) if the shares are considered as business assets and you hold them for two or more years between the date of acquisition and the date of disposal. Provided you are an employee of the group at the time of disposal and have been throughout the holding period, then business asset taper relief should apply. If this is not the case, a different rate of relief would be applicable.

If you have acquired shares on more than one date (i.e. via another IAG share based plan or via private purchase on the open market) there are complicated matching rules in the UK which determine the shares you are deemed to have sold for UK tax purposes and which share values will be entered into your UK capital gains tax calculation. You cannot choose which shares you are considered to have sold. If these rules are likely to apply to you, you should take professional advice prior to making any disposals.

In broad terms, you are deemed first to have sold any shares acquired on the same day as your disposal, followed by shares acquired in the 30 days after the date of disposal, followed by shares acquired before the date of disposal on a last in, first out basis for shares acquired after 6 April 1998.

Your employer will not withhold any capital gains tax which you may have to pay and it is your own responsibility to declare it to the UK tax authorities and pay any tax due via your Self Assessment tax return. You are required to make sure it is filed by 31 January following the end of the tax year it relates to.

IAG DEFERRED AWARD RIGHTS PLAN - 2007/2008
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - THAILAND

INTRODUCTION

The following taxation summary assumes that you are, and remain, a Thai resident for taxation purposes. **The information is general in nature** and relates to Thailand taxation rules that apply to awards made under the Deferred Award Rights (DAR) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

The Thai Revenue Code treats income from different sources in different ways:

Thai source (i.e. performance of duties in Thailand) - Every person deriving income from a source in Thailand, i.e. from a post or office held or business carried on in Thailand or from business of an employer in Thailand or from a property situated in Thailand, must pay personal income tax whether such income is paid in or outside Thailand and whether or not one is a resident of Thailand.

Offshore source - A resident of Thailand deriving income from a source outside Thailand, i.e. from a post or office held or a business carried on abroad or from a property situated abroad must, upon bringing such income into Thailand, pay personal income tax.

A resident of Thailand means a person residing in Thailand in aggregate for a period of 180 days or more in the relevant calendar year.

GRANT

You will not be subject to Thai personal income tax on the grant of DARs.

EXERCISE

When you exercise your DARs, the excess of the fair market value of shares at exercise and the exercise price (which is AUD$1 for all PARs in a tranche) will be subject to Thai personal income tax as employment income and will be taxed at your progressive rate.

You are not required to pay Thai social security tax on the benefits because social security is levied on "salary" and all "regular" benefits and there is no guidance in the Thai legislation as to whether or not stock plans should be liable to social security contributions.

SALE OF SHARES

Thai residents will be taxed on the difference between the sale proceeds and the amount already subject to tax (fair market value of share at the date of exercise) when the gain is brought into Thailand in the same calendar year earned. If the gain is not remitted into Thailand in the same calendar year earned, then no Thai taxation is triggered.

The Bank of Thailand has issued new regulations which revoke previous rules which require Thai nationals to remit capital gains and dividends received abroad to Thailand within 7 to 15 days and instead authorise commercial banks to set their own time limits to remit such funds into Thailand. Therefore you should contact your bank for this specific information.

Tax reporting obligations

GRANT

You will not be subject to tax reporting obligations at grant of DARs.

EXERCISE

You are required to include any taxable benefit received upon the exercise of DARs in the annual personal income tax return (PND 91 Form) for the year in which it is received. The due date of filing the annual personal income tax return to the Revenue Department is on/before 31st March of the following year.

SALE OF SHARES

You are required to include any taxable capital gain received upon sale of shares in the annual personal income tax return (PND90 Form) for the year in which it is received. The due date of filing the annual personal income tax return to the Revenue Department is on/ before 31st March of the following year.

LOCAL EMPLOYER TAX WITHHOLDING AND REPORTING REQUIREMENTS

If the costs of the plan are recharged to the local entity, the local entity will be subject to Thai income tax withholding. The tax withheld by the local employer on the benefits received can be used as a credit against the final income tax liability on the employee's annual personal income tax return.

The local employer is required to report the stock benefits and remit the withholding tax to the Revenue Department. The reporting form is the monthly personal withholding tax return (PND1) which should be filed upon the remittance of the withholding tax to the Revenue Department within seven days of the following month.

In addition, the Thai entity is also responsible for filing an annual report which is called the summary of the personal income tax return (PND 1 Gor) by the end of February in the following year.

IAG DEFERRED AWARD RIGHTS PLAN - 2007/2008
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - SINGAPORE

INTRODUCTION

The following taxation summary assumes that any awards made to you under the Deferred Award Rights (DAR) Plan are made whilst you are "exercising employment" in Singapore. **This information is general in nature** and relates to Singapore taxation rules that apply to Singapore-sourced DAR Plan awards.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

The information set out below only applies to grants on or after 1 January 2003. It is based on prevailing income tax laws in force and in effect. You should always bear in mind that these laws may change and this may affect your tax position.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

As the rights under the DAR Plan were granted to you in respect of your employment with IAG Singapore, they will be taxable in Singapore as employment income.

In general, the Singapore income tax liability can arise at the time of exercise or release/acquisition of the right to those shares unless there is a subsequent restriction on the sale of those shares. There is no restriction on sale of the IAG shares transferred to the employees by the Trustee of the Plan on exercise of the DARs. As such, the taxable event will occur upon exercise/"deemed exercise".

If the grant of the DARs takes place whilst you are not exercising employment in Singapore (i.e. whilst working for a non-Singapore IAG entity) then there should be no Singapore tax liability upon exercise. If this situation applies you should seek professional advice to address your personal circumstances.

GRANT

There are no tax implications on the date of grant/ commencement date (i.e. the date are granted DARs upon acceptance of your application by the Trustee). This is because you are not vested with a legal interest in any IAG share upon the grant of the DARs and because you do not participate in dividends and other shareholder benefits (including voting), you are considered not to have acquired the "beneficial ownership" of the shares under the DAR plan and would not be subject to Singapore income tax at this time.

EXERCISE

Under the IAG DAR plan, unless the DARs lapse, the Trustee will notify you when your DARs become exercisable.

In this respect, the Inland Revenue Authority of Singapore (IRAS) has indicated that the taxable event occurs when you exercise/acquire your shares, i.e. you have legal/beneficial ownership of the shares. The IRAS' intention is to tax gains or profits arising from such rights only when the employee is in a position to realise the share gains.

The difference between the market value of the IAG shares on the date of exercise and the price you pay to acquire the shares (which is AUD$1 to exercise a parcel of DARs) will be the gains or profits arising from the exercise of the DARs which are subject to Singapore income tax.

GRANT DURING SINGAPORE EMPLOYMENT

As the DARs are granted on or after 1 January 2003 the gains from exercise of the DARs are taxable in Singapore (please refer to "Deemed Exercise Rule"), regardless of whether or not the DARs are exercised during your Singapore employment.

Details of gains from DARs exercised must be reported on the Return of Employee's Remuneration (Form IR8A and Appendix 8B) to be issued by the employer to the employee. You are required to submit the Form IR8A and Appendix 8B along with the annual tax return to the IRAS (generally by 15 April of the year following the basis period, i.e. the calendar year).

SALE OF SHARES

There are no tax implications on the sale of shares acquired from exercise of the DARs as there is no capital gains tax in Singapore.

DEEMED EXERCISE RULE

The deemed exercise rule applies to foreign citizens and Singapore Permanent Residents (SPR) who are ceasing Singapore employment or leaving Singapore permanently.

The deemed exercise rule would apply to unexercised rights (e.g. DARs in this case) granted during Singapore employment on or after 1 January 2003 when you cease employment in Singapore.

Under the provision, the deemed gain will be calculated as if the taxable event has occurred one month prior to the date of cessation of your Singapore employment or the date the right or benefit is granted, whichever is later.

In addition, the company is responsible for reporting gains on a "deemed exercise" basis in respect of any unexercised DARs granted on or before 1 January 2003.

The deemed gains calculated in this respect are considered final gains. However, if the deemed gains are higher than the actual gains, you may apply to the IRAS to reassess your tax liability based on the actual gains. For reassessment, you have to apply within 6 years after the end of the year of assessment in which the deemed exercise is applied and submit documentary evidence of the actual gains.

FUNDING THE TAX

It will be your responsibility to fund the tax upon 'deemed exercise'. IAG will not be responsible for funding this tax liability on your behalf.

Email – Offer Open (Australia)

You are invited to participate in the 2007 IAG Deferred Award Rights Offer and receive an allocation of IAG Deferred Award Rights (DARs).

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at:
http://www.computershare.com/employee/au/iag/lti **no later than 5pm Australian Eastern Standard Time (AEST) on Tuesday 25 September 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Thursday 13 September 2007
Offer Closes:	Tuesday 25 September 2007 at 5pm AEST
Expected Grant Date:	Thursday 27 September 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received no later than 5pm AEST 25 September 2007.**

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 27 September 2007, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of DARs that have been allocated to you.

About the Deferred Award Rights Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	(02) 9292 8248
Jennifer Cobley	(02) 9292 3395

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST on 1800 452 196.

Regards
Computershare Plan Managers

Email – Offer Open (International – Singapore, China, Thailand)

You are invited to participate in the 2007 IAG Deferred Award Rights Offer and receive an allocation of IAG Deferred Award Rights (DARs).

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at: http://www.computershare.com/employee/au/iag/lti **no later than 5pm Australian Eastern Standard Time (AEST) on Tuesday 25 September 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Thursday 13 September 2007
Offer Closes:	Tuesday 25 September 2007 at 5pm AEST
Expected Grant Date:	Thursday 27 September 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received no later than 5pm AEST 25 September 2007.**

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 27 September 2007, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of DARs that have been allocated to you.

About the Deferred Award Rights Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	+61 2 9292 8248
Jennifer Cobley	+61 2 9292 3395

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST on +61 3 9415 4160..

Regards
Computershare Plan Managers

Email – Offer Open (International)

You are invited to participate in the 2007 IAG Deferred Award Rights Offer and receive an allocation of IAG Deferred Award Rights (DARs).

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at:
http://www.computershare.com/employee/au/iag/lti. **no later than 5pm Greenwich Mean Time (GMT) on Monday 24 September 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Monday 17 September 2007
Offer Closes:	Monday 24 September 2007 at 5pm GMT
Expected Grant Date:	Thursday 27 September 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received no later than 5pm GMT 24 September 2007.**

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 27 September 2007, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of DARs that have been allocated to you.

WHERE TO GET HELP

About the Deferred Award Rights Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	+61 2 9292 8248
Jennifer Cobley	+61 2 9292 3395

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST on +61 3 9415 4160.

Regards
Computershare Plan Managers

Email – Offer Open (New Zealand)

You are invited to participate in the 2007 IAG Deferred Award Rights Offer and receive an allocation of IAG Deferred Award Rights (DARs).

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at:
http://www.computershare.com/employee/au/iag/lti **no later than 5pm Australian Eastern Standard Time (AEST) on Tuesday 25 September 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Thursday 13 September 2007
Offer Closes:	Tuesday 25 September 2007 at 5pm AEST
Expected Grant Date:	Thursday 27 September 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received no later than 5pm AEST 25 September 2007.**

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 27 September 2007, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of DARs that have been allocated to you.

About the Deferred Award Rights Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	(02) 9292 8248
Jennifer Cobley	(02) 9292 3395

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST on 1800 452 196.

Regards
Computershare Plan Managers

WEBSITE OFFER – NEW ZEALAND

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/Login.asp?bhja=1&fa=1&IssuerId=SCAU&AGLTT&theme=&cauiagemplcache=invalid

a Shared future

IAG

Print Screen

Welcome to the IAG Deferred Award Rights 2007 Offer

IAG's executive remuneration strategy has been designed to ensure we can attract and retain talented people and reward our people for their performance; and in a manner consistent with the returns received by our shareholders. A key component of our executive remuneration offering is the Deferred Award Rights (Deferred STI) Offer.

If you are eligible to participate, you have been sent an invitation via email or post. The invitation contains the Offer login password, which you will need to access Plan and Offer documents and complete an application.

The Offer opens on Thursday 13 September 2007 and closes at:

- 5pm AEST Tuesday 25 September 2007 - Australian, New Zealand, China, Singapore and Thailand Employees
- 5pm GMT Monday 24 September - UK Employees

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plans

If you have questions about the Plans, please contact:

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEDT Monday to Friday on:

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not Applied re... TO DO v10 Email 7 Adobe Rea... 6 Microsoft ... IAG Employee ... EN 9:36 AM

IAG Employee Share Plans a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/Login.asp?bhjs=1&fla=1&IssuerId=SCAU|AGLTI&theme=scaulagemp&cache=invalid

The Offer opens on Thursday 13 September 2007 and closes at:

- 5pm AEST Tuesday 25 September 2007 - Australian, New Zealand, China, Singapore and Thailand Employees
- 5pm GMT Monday 24 September - UK Employees

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plans

If you have questions about the Plans, please contact:

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEDT Monday to Friday on:

Australia: 1800 452 196

New Zealand: 0800 703 456

All Other Locations: 61 3 9415 4180

Alternatively, you can email IAGSharePlans@computershare.com.au if you need assistance completing your application

Login

Insurance Australia Group Limited - LTI

Password:

Payroll Number:

Cancel Submit

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/OfferInfo.asp?IssuerId=SCAUEIAGLTT&OfferId=10

a Shared future

IAG

Print Screen

New Plan Offers

Logout

Welcome to the IAG Deferred Award Rights 2007 Offer.

Introduction

You are invited to complete an application to participate in the IAG Deferred Award Rights (DARs) 2007 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1 Plan and Offer documents	Size
DARs Plan - Explanatory Booklet New Zealand	211KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2 Apply to receive your DARs Allocation

DARs Application Form

Further Information

Toll Free (NZ) - 0800 703 456 (10:30 am - 9:00 pm NZ time, Monday - Friday)

email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft Of... Not applied repo... TO DO - 10 Emails 7 Adobe Read... 7 Microsoft Of... IAG Employee S... 9:45 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

a Shared future

IAG

Print Screen

New Plan Offers
Offer Information
Logout

Step 2 Apply to receive your DARs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet
4. I agree to be bound by the Constitution of IAG, Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and Conditions specified above.

Next »

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

a shared future

IAG

Print Screen

- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your DARs allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Application Form

In order to apply for your DARs allocation, you will need to confirm or enter your details below.

Please Note: An application Form, dated 11 Sep 2007 17:17, has already been received for the selected Offer. If you wish to override this application, please re-submit the new details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4180 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Comadmin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 9:28 AM



IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Comedmin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here:

*Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN

Section B: Acceptance

I accept the Offer to receive:

50000 Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6)

Trusted sites

start

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

a Shared future

IAG

Print Screen

- New Plan Offers
- Other Information
- Logout

Step 2: Apply to receive your DARs allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable. If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4180 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test	-	Cpmadmin

Mailing Address (Street Address or Post Office Box)
1 Tester Street
-

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country
-

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

*Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwlth).

The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 29 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 9:39 AM

IAG Employee Share Plans a shared future Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back · Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp Go Links

61 3 9415 4160 (All Other Locations)

Title	First Name	Middle Name	Surname
Mr	Test	-	Cpmadman

Mailing Address (Street Address or Post Office Box)

1 Tester Street

-

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country

-

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address

-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here. -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwlth).*

The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive

50000 Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)
JC	18/09/07

☐ I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Explanatory booklet.

Cancel | Previous | Submit

Computershare : Employee Plan Participants (Release Employee_2.2.199 : 6) Trusted sites

start 7 Microsoft ... Net ... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 4:20 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

a Shared future

IAG

Print Screen

New Plan Offers
Offer Information
Logout

Step 2: Apply to receive your DARs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-9-2-238

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- Should you change any of your existing details as part of your online application, your Computershare records will be updated.
- DARs allocations are expected to be made 27 September 2007.
- You will receive a holding statement to confirm your PAR & DAR allocation in April.
- If you have any further questions, please do not hesitate to contact us.

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6)

Trusted sites

start

WEBSITE OFFER – AUSTRALIA

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/Login.asp?bhgs=1&fa=1&IssuerId=SCAUIAGLTT&theme=scauiagemp&cache=invalid

a Shared future

IAG

Print Screen

Welcome to the IAG Deferred Award Rights 2007 Offer

IAG's executive remuneration strategy has been designed to ensure we can attract and retain talented people and reward our people for their performance; and in a manner consistent with the returns received by our shareholders. A key component of our executive remuneration offering is the Deferred Award Rights (Deferred STI) Offer.

If you are eligible to participate, you have been sent an invitation via email or post. The invitation contains the Offer login password, which you will need to access Plan and Offer documents and complete an application.

The Offer opens on Thursday 13 September 2007 and closes at:

- 5pm AEST Tuesday 25 September 2007 - Australian, New Zealand, China, Singapore and Thailand Employees
- 5pm GMT Monday 24 September - UK Employees

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plans

If you have questions about the Plans, please contact:

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEDT Monday to Friday on:

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6)

Trusted sites

start | 7 Microsoft ... | Not applied re... | TO DO v10 | Emails | 7 Adobe Rea... | 6 Microsoft ... | IAG Employee ... | EN | 9:36 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/Login.asp?bhjs=1&fla=1&IssuerId=SCAUIAGLTI&theme=scauiagemp&cache=invalid

The Offer opens on Thursday 13 September 2007 and closes at:

- 5pm AEST Tuesday 25 September 2007 - Australian, New Zealand, China, Singapore and Thailand Employees
- 5pm GMT Monday 24 September - UK Employees

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plans

If you have questions about the Plans, please contact:

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEDT Monday to Friday on:

Australia: 1800 452 196

New Zealand: 0800 703 456

All Other Locations: 61 3 9415 4160

Alternatively, you can email IAGSharePlans@computershare.com.au if you need assistance completing your application

Login

Insurance Australia Group Limited - LTI

Password:

Payroll Number:

Cancel Submit

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/OfferInfo.asp?IssuerId=SCAUIAGLTT&OfferId=9

a Shared future

IAG

Print Screen

New Plan Offers

Logout

Welcome to the IAG Deferred Award Rights 2007 Offer.

Introduction

You are invited to complete an application to participate in the IAG Deferred Award Rights (DARs) 2007 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1 Plan and Offer documents	Size
DARs Plan - Explanatory Booklet Australia	208KB
Computershare Financial Services Guide	20KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2 Apply to receive your DARs Allocation

DARs Application Form

Further Information

Toll Free - 1800 452 196 (8:30 am - 7:00 pm AEDT, Monday - Friday)

International - +61 3 9415 4160 (8:30 am - 7:00 pm AEDT, Monday - Friday)

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 9:03 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/OfferInfo.asp?IssuerId=SCAUIAGLTI&OfferId=9

New Plan Offers

Logout

Welcome to the IAG Deferred Award Rights 2007 Offer.

Introduction

You are invited to complete an application to participate in the IAG Deferred Award Rights (DARs) 2007 Offer

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1 Plan and Offer documents	Size
DARs Plan - Explanatory Booklet Australia	208KB
Computershare Financial Services Guide	20KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2 Apply to receive your DARs Allocation

DARs Application Form

Further Information

- Toll Free - 1800 452 196 (8:30 am - 7.00 pm AEDT, Monday - Friday)
- International - +61 3 9415 4160 (8:30 am - 7.00 pm AEDT, Monday - Friday)
- email - IAGSharePlans@computershare.com.au
- Fax - +61 2 8235 8208
- Post - GPO Box 1501, Sydney, NSW 2001, Australia

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp?IssuerId=SCAUIAGLTI&FormID=11&Init=True&cc=AU&lang=en&bhjs=1&fla=1&theme=scauiagemp

a Shared future

IAG

Print Screen

New Plan offers
Offer Information
Logout

Step 2: Apply to receive your DARs allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and Conditions specified above.

Cancel Next

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 Email 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 9:38 AM



IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

a Shared future

IAG

Print Screen

New Plan Offers
Offer Information
Logout

Step 2: Apply to receive your DARs allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Application Form

In order to apply for your DARs allocation, you will need to confirm or enter your details below.

Please Note: An application Form, dated 11 Sep 2007 17:17, has already been received for the selected Offer. If you wish to override this application, please re-submit the new details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title: Mr | First Name: Test | Middle Name: | Surname: Compadmin

Mailing Address (Street Address or Post Office Box): 1 Tester Street

City/Suburb/Town: Sydney | State: NSW | Post Code: 1137

Country:

Employee Number: 12345 | Home Phone: | Work Phone:

Email Address:

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6)

Trusted sites

start

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp Go Links

[redacted]

4160 (All Other Locations)

Title	First Name	Middle Name	Surname
Mr	Test		Comedrin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here:

Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive:

50000 Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)

Cancel | Previous | Next

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start | 7 Microsoft ... | Not applied re... | TO DO v10 | Emails | 7 Adobe Rea... | 7 Microsoft ... | IAG Employee ... | EN 9:39 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp Go Links

a Shared future

IAG

Print Screen

New Plan Offers
Offer Information
Logout

Step 2: Apply to receive your DARs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable. If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4180 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test	-	Comedmin

Mailing Address (Street Address or Post Office Box)
1 Tester Street
-

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country
-

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard.

Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 4:29 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

61 3 9415 4160 (All Other Locations).

Title First Name Middle Name Surname
Mr Test - Cpmadmm

Mailing Address (Street Address or Post Office Box)
1 Tester Street
-

City/Suburb/Town State Post Code
Sydney NSW 1137

Country
-

Employee Number Home Phone Work Phone
12345 - -

Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

*Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwlth).
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive:

50000 Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name) Signature Date (dd/mm/yyyy)
JC 10/09/07

☐ I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Explanatory booklet.

Cancel | Previous | Submit

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not approved re... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 9:39 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

a Shared future

IAG

Print Screen

- New Plan Offers
- Other Information
- Logout

Step 2 Apply to receive your DARs allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » **4. Application Confirmation**

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-9-2-238

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- Should you change any of your existing details as part of your online application, your Computershare records will be updated
- DARs allocations are expected to be made 27 September 2007.
- You will receive a holding statement to confirm your PAR & DAR allocation in April.
- If you have any further questions, please do not hesitate to contact us.

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

WEBSITE OFFER – INTERNATIONAL

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/Login.asp?bhjs=1&fla=1&IssuerId=SCALIAGLTI&theme=acauiagemp&cache=invalid

a Shared future

IAG

Print Screen

Welcome to the IAG Deferred Award Rights 2007 Offer

IAG's executive remuneration strategy has been designed to ensure we can attract and retain talented people and reward our people for their performance; and in a manner consistent with the returns received by our shareholders. A key component of our executive remuneration offering is the Deferred Award Rights (Deferred STI) Offer.

If you are eligible to participate, you have been sent an invitation via email or post. The invitation contains the Offer login password, which you will need to access Plan and Offer documents and complete an application.

The Offer opens on Thursday 13 September 2007 and closes at:

- 5pm AEST Tuesday 25 September 2007 - Australian, New Zealand, China, Singapore and Thailand Employees
- 5pm GMT Monday 24 September - UK Employees

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete

Need Assistance?

About the Plans

If you have questions about the Plans, please contact

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEDT Monday to Friday on:

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start | Microsoft ... | Not applied re ... | TO DO v10 | Email | Adobe Rea... | Microsoft ... | IAG Employee ... | 9:36 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back · Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/Login.asp?bhjs=1&fla=1&IssuerId=SCAUIAGLTI&theme=scauiagemplcache=invalid Go Links

The Offer opens on Thursday 13 September 2007 and closes at:

- 5pm AEST Tuesday 25 September 2007 - Australian, New Zealand, China, Singapore and Thailand Employees
- 5pm GMT Monday 24 September - UK Employees

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plans

If you have questions about the Plans, please contact:

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEDT Monday to Friday on:

Australia: 1800 452 196

New Zealand: 0800 703 456

All Other Locations: 61 3 9415 4180

Alternatively, you can email IAGSharePlans@computershare.com.au if you need assistance completing your application

Login

Insurance Australia Group Limited - LTI

Password:	
Payroll Number:	

Cancel Submit

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 9:37 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/OfferInfo.asp?IssuerId=SCAUIAGLTI&OfferId=11

a Shared future

IAG

Print Screen

New Plan Offers

Logout

Welcome to the IAG Deferred Award Rights 2007 Offer.

Introduction

You are invited to complete an application to participate in the IAG Deferred Award Rights (DARs) 2007 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1 Plan and Offer documents	Size	
DARs Plan - Explanatory Booklet International	202KB	
DAR Plan - International tax Supplement - China	72KB	
DAR Plan - International tax Supplement - Singapore	75KB	
DAR Plan - International tax Supplement - Thailand	82KB	
DAR Plan - International tax Supplement - United Kingdom	77KB	
Computershare Collection and Disclosure (CAD) statement	17KB	

Step 2 Apply to receive your DARs Allocation

DARs Application Form

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 5) Trusted sites

start | Microsoft Ot... | Not applied reso... | TO DO - 10 | Emails | Adobe Read... | Microsoft Of... | IAC Employee S... | EN 4:55 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AUEnrolment/OfferInfo.asp?IssuerId=SCAUIAGLTT&OfferId=11

You are invited to complete an application to participate in the IAG Deferred Award Rights (DARs) 2007 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1 Plan and Offer documents	Size
DARs Plan - Explanatory Booklet International	202KB
DAR Plan - International tax Supplement - China	72KB
DAR Plan - International tax Supplement - Singapore	75KB
DAR Plan - International tax Supplement - Thailand	82KB
DAR Plan - International tax Supplement - United Kingdom	77KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2 Apply to receive your DARs Allocation

DARs Application Form

Further Information

International - +61 3 9415 4180 (8:30 am - 7.00 pm AEDT, Monday - Friday)

email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Post - GPO Box 1501, Sydney, NSW 2001, Australia

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 5) Trusted sites

start | 8 Microsoft Of... | Not applied reco... | TO DO v10 | Emails | 7 Adobe Read... | 7 Microsoft Of... | IAG Employee S... | EN 9:55 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www-au.computershare.com/Employee/AU/Enrolment/EnrolmentForm.asp?IssuerId=SCAUIAGTI&FormID=11&Init=True&cc=AU&lang=en&bhjs=1&fla=1&theme=acauiagemp

a Shared future

IAG

Print Screen

New Plan Offers
Offer Information
Logout

Step 2 Apply to receive your DARs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet
4. I agree to be bound by the Constitution of IAG, Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and Conditions specified above.

Cancel | Next »

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) — Trusted sites

start | 7 Microsoft ... | Not applied re... | TO DO v10 | Emails | 7 Adobe Rea... | 7 Microsoft ... | IAG Employee ... | EN | 6:28 AM

IAG Employee Share Plans a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back · Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp Go Links

a shared future

IAG

Print Screen

- New Plan Offers
- Other Information
- Logout

Step 2 Apply to receive your DARs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Application Form

In order to apply for your DARs allocation, you will need to confirm or enter your details below.

Please Note: An application Form, dated 11 Sep 2007 17:17, has already been received for the selected Offer. If you wish to override this application, please re-submit the new details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 198 (within Australia) or 61 3 9415 4180 (All Other Locations).

Title: Mr

First Name: Test

Middle Name:

Surname: Comedian

Mailing Address (Street Address or Post Office Box): 1 Tester Street

City/Suburb/Town: Sydney

State: NSW

Post Code: 1137

Country:

Employee Number: 12345[redacted]

Home Phone:

Work Phone:

Email Address:

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp Go Links

4160 (All Other Locations)

Title	First Name	Middle Name	Surname
Mr	Test		Computershare

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here:

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwlth).*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN

Section B: Acceptance

I accept the Offer to receive:

50000 Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)

Cancel Previous Next

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start Microsoft ... Not applied re... TO DO v10 Emails Adobe Rea... Microsoft ... IAG Employee ... EN 9:59 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

a Shared future

IAG

Print Screen

New Plan Offers
Other Information
Logout

Step 2: Apply to receive your DARs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4180 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test	-	Cpmadmin

Mailing Address (Street Address or Post Office Box)
1 Tester Street
-

City/Suburb/Town	State	Post Code
Sydney	NSW	1137

Country
-

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not expired re ... TO DO v10 Emails 7 Adobe Rea ... 7 Microsoft ... IAG Employee ... EN 9:39 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp Go Links

61 3 9415 4160 (All Other Locations).

Title First Name Middle Name Surname
Mr Test - Cpmadmin
Mailing Address (Street Address or Post Office Box)
1 Tester Street
-
City/Suburb/Town State Post Code
Sydney NSW 1137
Country
-
Employee Number Home Phone Work Phone
12345 - -
Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

*Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive:

50000 Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name) Signature Date (dd/mm/yyyy)
JC 18/09/07

☐ I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Explanatory booklet.

Cancel | Previous | Submit

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft ... Not applied re... TO DO v10 Emails 7 Adobe Rea... 7 Microsoft ... IAG Employee ... EN 9:39 AM

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites

Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp Go Links

a Shared future

IAG

Print Screen

New Plan Offers
Offer Information
Logout

Step 2 Apply to receive your DARs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. Application Confirmation

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-9-2-238

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- Should you change any of your existing details as part of your online application, your Computershare records will be updated.
- DARs allocations are expected to be made 27 September 2007.
- You will receive a holding statement to confirm your PAR & DAR allocation in April.
- If you have any further questions, please do not hesitate to contact us.

Computershare : Employee Plan Participants (Release Employee_2.2.199 - 6) Trusted sites

start 7 Microsoft Of... Not applied repo... TO DO v10 Emails 1 Adobe Read... 7 Microsoft Of... IAG Employee S... EN 9:42 AM

a Shared future

APPLICATION FORM – IAG DEFERRED AWARD RIGHTS PLAN – 2007 OFFER

You can complete an online response online at www.computershare.com/employee/au/iag/ti. You will need your password and payroll number.
Please complete and sign this form, then return to GPO Box 1501 Sydney 2001, no later than 5pm AEDT on Tuesday 25 September 2007.

Computershare

All correspondence to:
Computershare Plan Managers
Level 3, 60 Carrington Street Sydney
New South Wales 2000 Australia
Enquiries 1800 452 196
Facsimile 61 2 8235 8208
iagshareplans@computershare.com.au
www.computershare.com

Section A: Personal Details - Complete only if the details above are incorrect or missing

Title | First Name | Surname

Mailing Address (Street Address OR Post Office Box)

City/Suburb/Town | State | Post Code

Tax File Number (for dividend purposes)* | Payroll Number

Section B: Contact Details

Home Phone | Work Phone

Email Address

Section C: Authorisation

I accept the Offer to receive [ ] DARs under the IAG Deferred Award Rights Plan.

By completing this Application Form, I agree to the terms and conditions set out on the reverse of the form.

Signed: | **Date:**

* Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will not be deducted from unfranked dividends if you quote your TFN.

Authorisation

1. I agree to acquire the number of Deferred Award Rights (**DARs**) set out in this application on the Deferred Award Rights Terms, dated September 2007 (**Terms**).
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet and Plan Terms.
4. I agree to be bound by the; Constitution of IAG, Plan Terms, IAG Share and Performance Award Rights Plans Trust Deed (**Trust Deed**), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and, to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the manner set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

Insurance Australia Group

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

10 September 2007

IAG Deferred Employee Share Plan – Bonus Purchase Offer

Dear Sir,

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Deferred Employee Share Plan – Bonus Purchase Offer documents:

1. IAG Share and Performance Award Rights Trust Deed applicable to IAG Deferred Employee Share Plan – Bonus Purchase Offer;
2. Financial Services Guide (FSG);
3. Deferred Employee Share Plan – Bonus Purchase Offer Explanatory Booklet including Plan Terms and Taxation Summary;
4. Invitation to eligible employees;
5. Application form.

The offer was made to eligible IAG and IMA employees on Tuesday 4 September 2007. All eligible employees were given the opportunity to respond by paper.

Yours sincerely,

Glenn Revell
Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

First & Last Name
Position Title
Org Unit
Location

4 September 2007

Deferred Employee Share Plan (Bonus Purchase Offer) – 2007

Dear First Name,

To finalise your application under the Deferred Employee Share Plan (Bonus Purchase Offer) in respect of your 2006/2007 Short Term Incentive, please complete the attached Application Form.

The form requires the details of your residential address, bank details and signature. This information is required by Computershare Plan Managers to enable them to create or update an account for your Shares.

Please return your completed Application Form to:

Jennifer Cobley, Remuneration and Benefits,
By mail to, Level 13, 388 George Street, Sydney, *Or*
By fax to, (02) 9292 1018

Your Application Form must be received **no later than 5pm on Wednesday 12 September 2007.**

Computershare Plan Managers will write to you to confirm details of your allocation shortly after approval by the Plan Trustee. Allocations are expected to be approved on or about 27 September 2007.

If you have any questions or need any additional information, please contact Jennifer Cobley on (02) 9292 3395 or Jacqui Connellan on (02) 9292 8248.

Yours sincerely,

Jacqui Connellan
Senior Remuneration Specialist
Remuneration & Benefits

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

IAG DEFERRED EMPLOYEE SHARE PLAN – BONUS PURCHASE OFFER

APPLICATION FORM

Title: **Mr** ☐ **Mrs** ☐ **Miss** ☐ **Ms** ☐

Payroll No: ☐

Name: ☐

Residential Address: ☐

Telephone No: ☐

Please pay my dividends/distributions to the following account.

Note: These details will replace any bank account details previously supplied to Computershare Plan Managers. If you do not provide bank details, dividends/distributions cannot be paid to you.

Your Bank Account Details **BSB:** ☐ **Account No.** ☐

Name in which account is held: ....

(Note: The account must be in the name of the registered shareholder. If a joint account, the shareholder must be one of the account holders.)

Type of Account:
(eg passbook, cheque etc) ☐

Name of Institution: ☐

Branch *(full address)*: ☐

IMPORTANT: Please return both this page and the page containing your signature, or we may be unable to process this preference form

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152) **(Trustee)**, trustee of the IAG Deferred Employee Share Plan (**Plan**) and the Board of Insurance Australia Group Limited (**IAG**):

1 I offer to acquire the number of ordinary shares in IAG (**IAG Shares**) determined by the following formula, in accordance with the Deferred Employee Share Plan Terms (**Terms**):

$$A = \frac{B}{C}$$

Where:

A = number of the IAG Shares I offer to acquire (to the nearest whole number)

B = 00% of my Short Term Incentive, such value being $0,000.00

C = the weighted average trading price of an IAG Share for the week up to and including the Allocation Date

2 I acknowledge that the IAG Shares allocated to me upon the acceptance of this offer will be held by the Trustee in accordance with the Terms.

3 I acknowledge that I will be liable for any costs associated with the transfer or sale of any of my IAG Shares by the Trustee after the Restriction Period.

4 I authorise IAG and Trustee jointly and severally to complete and execute any documents necessary to effect the grant of IAG Shares to me.

5 I have received and read a copy of the Terms and the Plan Explanatory Booklet.

6 I agree to be bound by the:

(a) IAG Share and Performance Award Rights Plan Trust (**Trust Deed**);

(b) Constitution of Insurance Australia Group Limited; and

(c) Terms, and

(d) restrictions on dealing with shares as set out in the Plan.

7 All details and statements made on this form are complete and accurate and I acknowledge that these details and statements may be relied upon by IAG and Trustee in considering and processing this application and making subsequent disclosures to ASX and ASIC and any other relevant regulatory body.

8 I agree that by returning this form, I apply for the number of IAG Shares determined in the manner set out on this form and make the agreements, acknowledgments, declarations and authorisations set out above.

9 I understand that defined words and expressions in the Terms and Trust Deed have, unless the contrary intention appears, the same meaning in this form.

10 In providing the personal information contained in this application to IAG, I acknowledge and agree that:

(a) IAG needs to collect, use and disclose this personal information in order to calculate and arrange for the Trustee to acquire and allocate on my account the IAG Shares, any subsequent dividends/distributions and voting rights, to generally administer the Plan in accordance with the Terms and to fulfil IAG's obligations of disclosure to the ASX and ASIC and any other relevant legislative and regulatory requirements;

(b) I can choose not to provide some or all of this personal information but that this may result in this application being rejected and the Trustee being unable to allocate the IAG Shares and distribute any dividend /distribution resulting from the IAG Shares;

(c) For the purposes outlined in (a), IAG can collect the personal information from and disclose it to any related entity, particularly the Trustee, the share registry of the Plan, ASX, ASIC, and any other regulatory or enforcement agency or an agent of any of these in order to comply with its disclosure and other obligations required by law or relevant regulation; and

(d) I can gain access to the personal information relating to me by contacting IAG through Jacqui Connellan, Senior Remuneration Specialist, Remuneration & Benefits.

Date: .... Signature: ....

RETURN TO:	**Jennifer Cobley - Remuneration & Benefits – People & Culture- Insurance Australia Group Limited**
BY HAND OR MAIL:	**Level 13, 388 George Street SYDNEY NSW 2000**
BY FAX:	**Via fax on: 02 9292 1018**
	<u>NO LATER THAN: 5pm EST on Wednesday 12 September 2007</u>

Jacqui Connellan

From: Jacqui Connellan
Sent: Tuesday, 4 September 2007 4:14 PM
To: Jennifer Cobley
Subject: Deferred Employee Share Plan - Bonus Purchase Offer (Action Required)

Attachments: IAG DESP BPO 2007 Explanatory Booklet.pdf

Dear

In June, you indicated that you would like to participate in the Deferred Employee Share Plan - Bonus Purchase Offer. Under the Plan, you can elect to receive part or all your 2006/2007 Short Term Incentive payment as IAG Shares. The Explanatory Booklet has been attached for your reference.

'AG DESP BPO 2007 Explanatory ...

In order to receive part or all of your STI as Shares, you now need to complete an application form which is attached.

<insert application form>

Please complete the application form and return it no later than COB Wednesday 12 September 2007.

If you have any questions, please call Jacqui Connellan (ext. 28248) or myself (ext. 23395)

Regards,

JACQUI CONNELLAN
SENIOR REMUNERATION SPECIALIST
CULTURE & REPUTATION
INSURANCE AUSTRALIA GROUP (IAG)

T +61 (0)2 9292 8248
F +61 (0)2 9292 1018
E jacqui.connellan@iag.com.au

www.iag.com.au

a Shared future

IAG DEFERRED EMPLOYEE SHARE PLAN - 2007

BONUS PURCHASE OFFER

IAG
Insurance
Australia
Group

IMPORTANT DATES

EARLY JUNE 2007

Notification to Eligible Employees	You will be sent an email notifying you that you are eligible to participant in the Deferred Bonus Purchase Offer.

WEDNESDAY 13 JUNE 2007

Preference Period Opens	You will be sent an email inviting you to complete the Preference Form on 13 June. You may elect to receive part or all of your STI as IAG Shares by completing the Preference Form. The online Preference Form can be accessed at http://www.computershare.com/employee/au/iag. Paper Preference Forms can be obtained from Remuneration & Benefits.

FRIDAY 22 JUNE 2007

Preference Period Closes	If you wish to participate in the Offer, you must complete an online Preference Form or paper Preference Form by 5pm AEST.

MONDAY 3 SEPTEMBER 2007

Application Period Opens	You will be sent an email on 3 September asking you to complete the Application Form. You may apply to receive part or all of your STI as IAG Shares by completing the Application Form. The online Application Form can be accessed at http://www.computershare.com/employee/au/iag. Paper Application Forms can be obtained from Remuneration & Benefits.

MONDAY 10 SEPTEMBER 2007

Application Period Closes	To participate in the Offer, you must complete and submit your online or paper Application Form by 5pm AEST.

FRIDAY 28 SEPTEMBER 2007

Expected Allocation Date Shares allocated	Your application to the Offer takes effect on this date. Shares are allocated to participants and the Restriction Period commences.

Please note that all references to time are Australian Eastern Standard Time (AEST)
These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your Application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 5:30 pm.

IAG DEFERRED EMPLOYEE SHARE PLAN – 2007 BONUS PURCHASE OFFER
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

your invitation

A SHARED FUTURE THROUGH IAG EMPLOYEE SHARE PLANS

This Offer booklet describes how employees can grow an IAG shareholding and a stake in our future success, by choosing to receive part of their Short Term Incentive (STI) as IAG Shares.

The Offer described in the booklet forms part of IAG's range of flexible remuneration options and our focus on building a fulfilling and rewarding workplace.

It is important that you fully consider the Offer and understand the terms and conditions that apply. You should also consider seeking advice from a qualified adviser before deciding whether to participate.

If you choose to participate in the Offer, you must complete a Preference Form and Application Form described in this booklet.

You will make a one-off STI contribution from your 2006-07 STI payment. The Shares are expected to be allocated on Friday, 28 September 2007.

Computershare Plan Managers are administering the Offer on behalf of IAG. If you need help after reading this booklet, please contact Computershare on 1800 452 196, between 8:30 am and 7:30 pm AEST, Monday to Friday.

CONTENTS

Offer Overview

The following table provides an overview of the main aspects of the Offer.

DEFERRED BONUS PURCHASE OFFER	
Contribution Options	You can elect to receive up to 100% of your 2006/2007 STI as IAG Shares. (The minimum cash STI must be equivalent to at least $500).
STI Contribution	Your cash STI will be reduced by the percentage of STI you elect to receive as IAG Shares.
Preference Period (election of STI) 11 June - 22 June (5pm AEST)	If you wish to participate, you must complete a Preference Form and elect to receive a percentage of your cash STI as IAG Shares.
Application Period (invitation to apply for IAG Shares) 3 September - 10 September	If you make a preference and the percentage of your STI you have nominated is equivalent to a minimum of $500, you will be invited to apply to receive the nominated percentage of your STI as IAG Shares.
Taxation Concession Available	Under the Offer, you can defer paying income tax on Shares for up to 10 years from allocation.
Holding Structure	Shares are held in Trust on your behalf.

How Many Shares will I Receive	The number of Shares you receive will be calculated by dividing the total STI contribution amount by the volume weighted average price at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date (which is expected to be 28 September 2007). The whole number of Shares you will receive will be rounded down to the nearest whole share.
How Long Do Shares Have To Be Held Before They Can Be Sold	Shares must be held for the duration of the Restriction Period. The Restriction Period continues for up to 10 years from the Allocation Date, unless your relevant employment ceases earlier. You may request the Trustee to release Shares from the Restriction Period after the 3 year Interim Restriction Period ends.
Dividends	You are eligible to receive dividend distributions from Trust after Shares are allocated.
Fees and Costs	No allocation fee. Transfer and/or sale fees payable when the Restriction Period ends.
Forfeiture	You may forfeit Shares allocated to you in the case of misconduct.

offer essentials

WHAT IS THE DEFERRED BONUS PURCHASE OFFER?

The IAG Deferred Bonus Purchase (DBP) Offer, under the Deferred Employee Share (DES) Plan, is designed to provide eligible employees with the opportunity to be provided with Shares in IAG and share in our future success. Participation in the Offer is voluntary.

Under the DBP Offer, you can apply to receive up to 100% of your STI as fully paid ordinary IAG Shares. The minimum percentage you elect must equate to a minimum of $500. Your cash STI will subsequently be reduced by the percentage of STI you choose to receive as IAG Shares.

Income tax can be deferred on Shares provided under this Offer for up to 10 years from allocation, provided the Shares remain subject to a Restriction Period and you remain employed by the Group.

AM I AN ELIGIBLE EMPLOYEE?

You are eligible to participate in the DBP Offer if you are an Australian employee of the Group, are employed on a full or part time basis and participate in an STI plan with a minimum opportunity of 20%.

HOW DOES THE STI CONTRIBUTION WORK?

Your cash STI will be reduced by the percentage you elect to receive as IAG Shares. The percentage of STI you elect will be provided to you as IAG shares instead of cash. This is a one-off contribution.

HOW MANY SHARES WILL I RECEIVE?

The number of Shares you receive will be calculated by dividing the total STI contribution by the volume weighted average price (VWAP) at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date. The whole number of Shares you receive will be calculated using this formula, rounded down to the nearest whole share.

Any contribution balance remaining will be held in a suspense account on your behalf by Computershare, for crediting with future Offers or allocations.

EXAMPLE

The VWAP calculated in this example is $5.63

If the STI contribution is $1,000 and the VWAP of IAG Shares for the week up to and including the Allocation Date is $5.63, the whole number of Shares you would receive would be

$1,000 / $5.63 = 177 Shares.

During the Offer period, you may request the current market price of the Shares, the VWAP of the Shares traded on ASX on the date of the request, by contacting IAG Remuneration and Benefits.

IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

WHEN WILL I RECEIVE MY SHARES?

It is expected that the IAG Shares will be allocated to you on or about 28 September 2007. Your acceptance of the Offer takes effect on this date.

Shares allocated under the DES Plan will be held by the Trustee on your behalf.

WHEN WILL I RECEIVE INFORMATION ABOUT MY SHARES?

You will be issued with a holding statement when your Shares are allocated to you and will have ongoing online access to your shareholding information, plan documents and communications at any time through the IAG Employee Share Plan Centre website. You will also receive information on dividends when paid, tax related communications at the end of each financial year, and any other general IAG shareholder information.

IS THERE ANY REASON WHY I WOULD NOT BE ALLOCATED SHARES?

You will not be allocated Shares if you do not complete the Preference Form and Application Form, if you are not eligible to receive an STI payment or if your nominated preference equates to less than $500. You will also not be eligible to participate if your employment is terminated prior to the Allocation Date.

IAG may decide to withdraw the Offer prior to allocation in certain circumstances. If an Offer is withdrawn by IAG, or you cease employment prior to the Allocation Date, any STI contribution will be repaid to you.

CAN MY SHARES BE FORFEITED?

Shares allocated under the DBP Offer can be forfeited in cases of serious misconduct.

DO I HAVE TO PAY TAX ON THE SHARES?

The Offer has been designed to enable you to access the Tax Deferral Concession which allows you to defer paying income tax on shares acquired for up to 10 years from the Allocation Date. More details about the Tax Deferral Concession are provided in the Your Taxation Options section.

ARE THERE ANY FEES AND COSTS?

You will not pay any fees or costs to have Shares allocated to you under the DES Plan. You may have to pay a transfer or sale fee to transfer or sell Shares.

WHAT HAPPENS IF I CEASE EMPLOYMENT?

If you cease employment prior to the Allocation Date and you are eligible for an STI payment, the portion of STI you had elected be provided to you as IAG Shares will be provided as cash.

If your employment ceases after Shares have been allocated to you, you should submit a Withdrawal Request to provide instructions to the Trustee within 2 months of the date your employment ceases, to transfer Shares to you or sell them on your behalf, and pay the applicable transfer or sale fee.

restriction period

WHAT IS THE RESTRICTION PERIOD?

The Restriction Period is the period during which you cannot sell or otherwise deal with the Shares allocated to you under this Plan. During this time, the Shares will be held in Trust on your behalf by the Trustee.

Generally, the Restriction Period ends on the earlier of:

- 10 years from the Allocation Date, or
- Cessation of employment, or
- When you are able to deal with your Shares (e.g. following approval of a Withdrawal Request).

An Interim Restriction Period ends 3 years from the Allocation Date, provided that you remain employed by the Group at that time.

WHY DO I HAVE TO HOLD THE SHARES FOR A RESTRICTION PERIOD?

The Tax Act requires that employees must be restricted from selling Shares to be eligible to receive the available tax concessions.

WHAT HAPPENS WHEN THE RESTRICTION PERIOD ENDS?

When the Restriction Period ends, you should submit a Withdrawal Request to provide instructions to the Trustee to transfer Shares to you or sell them on your behalf, and pay the applicable transfer or sale fee within 2 months of the Restriction Period ending. The Trustee will consider and if appropriate approve the Withdrawal Request.

If you do not submit a Withdrawal Request, the Trustee may:

- continue to hold the Shares in the Trust on your behalf until you provide a Withdrawal Request and pay the applicable transfer or sale fee, or
- sell the number of your Shares that are required to satisfy the applicable transfer fee and transfer any remaining Shares into your name.

The Trustee has absolute discretion in this regard.

Computershare Plan Managers will be in contact with you at the end of the Restriction Period regarding your instruction.

WHAT HAPPENS AFTER THE 3 YEAR INTERIM RESTRICTION PERIOD ENDS?

After the 3 year Interim Restriction Period ends, you may submit to the Trustee, a Withdrawal Request to transfer or sell your Shares. The Trustee will consider and if appropriate, approve the Withdrawal Request.

The Trustee will not approve a Withdrawal Request if, for example, Shares will be forfeited under the Terms of the Offer (e.g. in the case of dismissal from the Group for reasons including serious misconduct).

fees and costs

You will not pay any fees or costs to have the Shares allocated to you.

A transfer and/or sale fee will apply in relation to the Trustee transferring or selling Shares on your behalf after the Restriction Period has ended. The Trustee has absolute discretion in this regard.

WHAT IS THE TRANSFER FEE?

The transfer fee is payable to Computershare at any time Shares are transferred from the Trust into your name. The transfer fee amount will vary from time to time. The current transfer fee is $66.

WHAT IS THE SALE FEE?

A sale fee, which includes administration costs, brokerage costs, GST and bank fees, is payable to Computershare for selling any Shares on your behalf. This fee will be deducted from any sale proceeds. Fees may vary over time and will be set out in the Computershare Financial Services Guide (FSG).

If you decide to respond to the Offer, organisations providing financial services in relation to the Offer may be required to give you a financial services guide (FSG) setting out particulars relevant to those financial services. The FSG can be provided to a company elected by you to receive the FSG on your behalf. If you respond to the Offer, you appoint Insurance Australia Group Limited to receive on your behalf any FSG (and any update of that document) that you are required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to you upon request and by posting it on their intranet.

your taxation options

INTRODUCTION

The following taxation information provides you with general information on what you need to know about tax and the Offer before you respond to the Offer.

The taxation information is based on Australian Tax law as at May 2007, assumes you are an Australian resident for taxation purposes other than 'temporary residents' or those engaged in 'foreign service' and that you do not acquire Shares or rights under an employee share or rights scheme from employers outside the Group.

To ensure you understand what you need to do, you should read this information, and also consider seeking advice from a qualified adviser regarding your individual circumstances. This is particularly important if you are a non resident, a 'temporary resident' or engaged in 'foreign service' as the tax consequences of acquiring Shares in these circumstances will differ significantly.

In addition, as taxation laws may change from time to time, it is recommended that you confirm arrangements with a qualified adviser when completing your tax return.

WHAT IS THE TAXATION TREATMENT?

There are two types of tax treatment under the Offer. You need to decide which type of tax treatment best suits your individual circumstances.

- **Tax Deferral Concession:**

  You can defer paying tax on the Shares until the earlier of 10 years from the date the Shares were allocated to you, when you cease the relevant employment or when the Restriction Period ends.

  The Offer allows you to take advantage of the Tax Deferral Concession. The Tax Deferral Concession will apply unless you make an election to be taxed on allocation.

- **Elect to be taxed on allocation**

You can make an election to be assessed for income tax in the financial year that the Shares are allocated and pay income tax on the value of the Shares when they were allocated to you.

Any election you make applies to all Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year. If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan

tax deferral concession

HOW CAN I DEFER PAYING INCOME TAX ON THE SHARES FOR UP TO 10 YEARS?

To select the Tax Deferral Concession and defer paying income tax for up to 10 years, you do not have to do anything.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX UNDER THE TAX DEFERRAL CONCESSION?

You will be assessed for income tax on the Tax Value of the Shares when the Restriction Period ends, unless you dispose of the Shares within 30 days of the Restriction Period ending.

If you dispose of your Shares within 30 days of the Restriction Period ending, you will be assessed for income tax on the net sale price of the Shares (i.e. the whole amount of your sale proceeds) on the date Shares are sold.

HOW MUCH INCOME TAX WILL I PAY IF THE TAX DEFERRAL CONCESSION APPLIES?

Income tax is payable at your marginal rate of income tax, based on the Tax Value of the Shares.

The Tax Value for income tax purposes when the Restriction Period ends is the volume weighted average price at which IAG Shares were traded on the Australian Securities Exchange in the week leading up to and including the day that the Restriction Period ends, unless you sell the Shares within 30 days of the Restriction Period ending.

If you sell your Shares within 30 days of the Restriction Period ending, you will be assessed on an amount based on the net sale price of the Shares, after sale fees and brokerage have been deducted.

WILL I HAVE TO PAY CAPITAL GAINS TAX (CGT) IF I CHOOSE THE TAX DEFERRAL CONCESSION?

Your Shares may be subject to capital gains tax (CGT) if they are sold more than 30 days after the Restriction Period ends. If the Shares are sold less than 30 days after the Restriction Period ends, generally no CGT will apply.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares when the Restriction Period ends. Where the net sale price of the Shares is greater than the Tax Value of the Shares the difference will be treated as a capital gain. CGT is payable on the amount of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months following the end of the Restriction Period, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares as described above, this difference will be treated as a capital loss.

WILL THE VALUE OF THE SHARES ACQUIRED UNDER THIS PLAN APPEAR ON MY PAYMENT SUMMARY?

No, the value of the IAG Shares will not appear as part of your gross income on your Payment Summary for the income year ending 30 June 2007 or 30 June 2008. It is also not a reportable Fringe Benefit.

You will be responsible for reporting and paying the tax referable to your participation in the Offer.

WHAT OTHER FACTORS DO I NEED TO CONSIDER?

Any election you make applies to all shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year. If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Offer.

EXAMPLE – TAX DEFERRAL CONCESSION

Assumptions:

- 2,000 Shares allocated to you.
- The Restriction Period has ended and Shares are sold at $9.00 per Share, more than 30 days after the Restriction Period ended and within 12 months of the Restriction Period ending.
- You are a current employee of the Group when the Restriction Period ends.
- Your marginal rate of income tax is 31.5% in the financial year when Shares are sold, including 1.5% Medicare levy.
- The Tax Value of the Shares when the Restriction Period ended was $8 per Share.

- As Shares have not been held for more than 12 months following the end of the Restriction Period, the full capital gain, that is $1,950, is subject to CGT.
- If the Shares had been held for more than 12 months following the end of the Restriction Period, 50% of the capital gain would be subject to CGT that is $975. At a marginal rate of 31.5%, $307 CGT would be payable.

Income Tax payable		
Tax Value of Shares when Restriction Period ended:	(2,000 Shares x $8.00)	$16,000
Income Tax Payable	($16,000 x 31.5%)	**$5,040**
CGT payable		
Sale price:	(2,000 Shares x $9.00)	$18,000
Less Tax Value of Shares when Restriction Period ended:		$16,000
Less Sale Fee:		$50
Capital gain:		$1,950
CGT Payable	($1,950 x 31.5%)	**$614**

paying tax on allocation

CAN I ELECT TO PAY INCOME TAX ON ALLOCATION OF THE SHARES?

You can make an election to be assessed for income tax in the financial year that the Shares are allocated and pay income tax on the Tax Value of the Shares when they were allocated to you.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX?

You will be assessed for income tax on the Tax Value of the Shares in the financial year when Shares are allocated to you.

HOW MUCH INCOME TAX WILL I PAY?

Income tax is payable at your marginal rate of income tax based on the Tax Value of the Shares on allocation. The Tax Value is the volume weighted average price at which IAG Shares were traded on the Australian Securities Exchange in the week leading up to and including the Allocation Date.

WILL I HAVE TO PAY CAPITAL GAINS TAX IF I ELECT TO BE TAXED ON ALLOCATION?

Your Shares may be subject to CGT if they are sold for more than the Tax Value on allocation.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares on allocation. Where the net sale price of the Shares is greater than the Tax Value of the Shares the difference will be treated as a capital gain. CGT is payable on the value of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months since the Allocation Date, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares as described above, this difference will be treated as capital loss.

WHAT OTHER FACTORS DO I NEED TO CONSIDER?

Any election you make applies to all Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year, for example the IAG Performance Award Rights Plan. If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan.

EXAMPLE – PAYING TAX ON ALLOCATION

Assumptions:

- You are allocated 2,000 Shares
- Tax Value of $5.50 per Share on allocation
- The 10 year Restriction Period has ended and Shares are sold at $9.00 per share, within 12 months of the Restriction Period ending.
- A fee of $50 is paid in relation to the sale of the Shares.
- Your marginal rate of income tax is 31.5%

- As Shares have been held for more than 12 months from allocation, 50% of the capital gain, that is $6,500 is subject to CGT, at your marginal rate of income tax.
- If the Shares had not been held for more than 12 months from allocation, the full capital gain, that is $6,500, would be subject to CGT. At a marginal rate of 31.5%, $2,048 CGT would be payable.

Income Tax payable		
Tax Value on allocation:	(2,000 Shares x $5.50)	$11,000
Income Tax Payable		**$3,465**
CGT payable on sale of Shares		
Sale price:	(2,000 Shares x $9.00)	$18,000
Less Tax Value of Shares on allocation:	(2,000 Shares x $5.50)	$11,000
Less Sale Fee:		$50
Capital gain:		$6,500
CGT Payable	($6,500 x 50% x 31.5%)	**$1,024**

other tax considerations

TAXATION OF DIVIDENDS

Any dividends you may receive on the Shares will be subject to income tax at your marginal rate of income tax. The gross amount of dividends, including any franking credits, should be included as income in your tax return for the year in which they are paid.

TAX FILE NUMBER

Providing your Tax File Number (TFN) to Computershare is optional. All companies are required to deduct tax at the top marginal rate of income tax plus the Medicare levy. from unfranked dividends paid where the shareholder has not supplied their TFN. Tax will not be deducted from any unfranked dividends if you quote your TFN.

RECORD KEEPING

Computershare will issue you with a statement for each dividend payment and a tax statement at the end of each financial year. to provide you with information for your tax return. You will also be provided with online access to Plan documents and statements via the dividend and tax statements available from the IAG Employee Share Plan Centre website available at: http://www.computershare.com/employee/au/iag

NEED MORE INFORMATION?

You can find more information on the tax implications of participating in employee share plans from:

- A qualified financial or taxation adviser
- Australian Taxation Office: www.ato.gov.au/individuals/content.asp?doc=/content/24703.htm

or from the ATO website home page: Home>Individuals>Declarable income essentials>Investment income>Share income

insider trading

WHAT IS INSIDER TRADING AND HOW DOES IT IMPACT SHARES ALLOCATED UNDER THIS OFFER?

Under Australian law, it is a criminal offence to trade, or encourage others to trade, in Shares with the benefit of information which is not generally available and which could reasonably be expected to have a material effect on the price or value of the Shares ("Inside Information"), or to communicate such information to persons who are likely to trade, or encourage others to trade in the Shares. This is called "insider trading" and can attract fines of up to $220,000 and/or five years imprisonment.

There is an exception for employees acquiring Shares under an employee share plan, so the acquisition of Shares under the Offer is exempted from the insider trading prohibitions. However the exception does not apply to the disposal of Shares by employees, which includes selling Shares.

If you participate in the Offer, you should take care to ensure that you do not contravene the insider trading provisions when you dispose of the Shares (including issuing instructions to the Trustee to dispose of your Shares under the Offer).

You must also comply with the IAG Continuous Disclosure and Insider Trading Policy. It is important to understand that compliance with the policy is no guarantee of compliance with the law in relation to insider trading. You should consider the circumstances, including whether you are aware of price sensitive non public information and seek legal advice if necessary, to satisfy yourself that you are not contravening the law.

IS THERE ANYTHING I NEED TO KNOW IF I AM A DESIGNATED EMPLOYEE?

If you are a designated employee under the IAG Continuous Disclosure and Insider Trading Policy, additional restrictions apply in relation to selling or dealing in your Shares. In particular, all sales must be completed within a trading window.

If you possess price sensitive non public information, you may not sell or deal with your Shares under any circumstances while that information remains confidential to IAG. If you are subject to the additional restrictions in place for IAG directors and Group Executives, you must also obtain the permission of the IAG Board Nomination, Remuneration and Sustainability Committee before proceeding with any sale. Please refer to insideIAG for more information.

dividends

WILL I RECEIVE DIVIDENDS?

Once Shares have been allocated to you, your Shares will be eligible to receive cash dividend distributions from the Trust. Dividend payments are not guaranteed and will depend on a number of factors including IAG profitability and dividend policy.

WHEN WILL I RECEIVE DIVIDENDS?

Dividends are announced in February and August each year, when IAG declares half and full year operating results and are generally paid in April and October each year. Payments are credited to the bank account you elect when responding to the Offer, or that you advise Computershare later.

WILL MY DIVIDENDS BE FRANKED?

Dividends may be fully or partially franked, or unfranked. The level of franking is determined by IAG and no guarantee is given on the level of franking provided.

CAN I PARTICIPATE IN THE DIVIDEND REINVESTMENT PLAN (DRP)?

You cannot participate in any DRP in relation to Shares allocated to you under the Offer unless the Shares are transferred onto the main IAG share register, after the Restriction Period ends.

what do I need to consider before responding to the offer?

Participation is voluntary. Your participation in the Plan will be governed by this Offer booklet and the Trust Deed (which contains the Plan Terms).

Prior to deciding whether to respond to the Offer, you should read this booklet and ensure you understand the terms and conditions that apply to the Offer.

You may also wish to consider:

- The impact of the reduction to your cash STI,
- The available taxation concessions,
- The minimum period you are required to hold Shares for,
- The risks associated with share ownership,
- Whether this is an appropriate investment for your individual circumstances.

This is not an exhaustive list of all considerations. Other factors may be important.

Any information given in connection with the Offer is general information and does not take into account your personal circumstances. While this booklet provides some information as to the tax and other implications, it does not seek to give legal, tax, financial or accounting advice. You should consider obtaining your own financial product advice from a qualified adviser who is licensed by ASIC to give that advice.

Any election you make applies to all Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year. If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Offer.



how to participate

In order to participate, you must make a preference election upfront (in June) and then apply to receive part or all of your STI as IAG Shares in September. The timeframes for making a preference and then applying to receive part or all of your STI as IAG Shares are as follows:

- Completing the Preference Form (Preference Period): **13 June – 22 June (5pm AEST)**
- Completing the Application Form (Application Period): **3 September – 10 September**

WHY DO I HAVE TO FILL IN AN APPLICATION FORM IF I RETURN MY PREFERENCE FORM?

Your Preference Form indicates to IAG your preference of how you would prefer to receive any STI to which you might become entitled. If you are entitled to receive any STI payment, IAG will then ask you to complete an Application Form. Your completed Application Form authorises the Trustee to acquire IAG Shares on your behalf. It also confirms that you agree to the terms and conditions of the Offer, as described in this booklet, and agree to be bound by the constitution of IAG.

1. consider the offer

To help you decide if you would like to participate in the Offer, you should read this booklet and make sure you understand the terms and conditions that apply.

You should also consider seeking independent advice from a qualified adviser if you are unsure whether to participate.

2. complete a preference form

You will be sent an email on 13 June inviting you to make a preference for the percentage of your STI you would like to be paid as IAG Shares. You can elect to receive up to 100% of your STI payment in Shares however the percentage you nominate must be equivalent to at least $500.

In general, you must complete the online Preference Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag. To access the IAG Employee Share Plan Centre, you will need a personalised password which will be sent to you in the email on 13 June. If you do not have access to Inside IAG or the internet, you may complete a paper Preference Form. If you require a paper Preference Form, you can request this from Remuneration & Benefits on (02) 9292 8275.

IAG may, but is not obliged to, provide any part of your STI in accordance with your preference. **If you have previously elected to have a portion of your STI paid into your superannuation fund, you should take this into account, but may not change that election.**

If you wish to participate in the Offer, you will need to complete the Preference Form no later than **5pm AEST on Friday, 22 June 2007**. You cannot receive IAG Shares under the Offer if your Preference Form is not received by this time.

steps to complete preference form

To complete the online Preference Form, follow these steps:

STEP 1. ACCESS THE IAG EMPLOYEE SHARE PLAN CENTRE WEBSITE.

Access the IAG Employee Share Plan Centre website at http://www.computershare.com/employee/au/iag via inside IAG, or any internet connection, by:

- Clicking on the website link above, or
- Clicking on the link on insideIAG, or
- typing the website address directly into the address line on your internet browser.

You will be directed to the IAG Employee Share Plan Centre website homepage.

Click on the button labelled "IAG Deferred Bonus Purchase Offer - Apply Here" to access the online response.

STEP 2: LOGIN TO THE OFFER AND COMPLETE THE ONLINE PREFERENCE FORM

1. LOGIN TO THE OFFER

To login you will need your:

- Payroll number, and
- Personalised password, which was included in your invitation email.

2. ACCESS AND READ ALL OFFER AND PLAN DOCUMENTS.

The Offer and Plan documents are available through the IAG Employee Share Plan Centre website. Ensure you have read all documents before deciding whether to participate in the Offer.

3. COMPLETE AND SUBMIT THE PREFERENCE FORM. SELECT THE PREFERENCE FORM FOR THE OFFER:

Follow the onscreen instructions to enter the percentage of your STI you wish to receive as Shares (This can be up to 100% of your STI however the amount you choose must be equivalent to a minimum of $500). ***If you have previously elected to have a portion of your STI paid into your superannuation fund, you should take this into account, but may not change your superannuation election.***

4. CONFIRM THE DETAILS DISPLAYED ON THE RESPONSE CONFIRMATION SCREEN ARE CORRECT AND SUBMIT.

You should carefully recheck all the information displayed is correct before submitting your response.

STEP 3: ENSURE YOU RECEIVE AN OFFER RESPONSE CONFIRMATION

Once you successfully complete and submit your Preference Form, you will be provided with a confirmation number and an e-mail will be sent to your elected email address to confirm your Preference Form has been completed.

complete a paper preference form

If you do not have access to inside IAG or the internet to complete an online response, you may respond to the Offer by completing a paper Preference Form. If you require paper Offer documents, which includes the Preference Form, you may request these from Remuneration & Benefits on (02) 9292 8275.

Your paper Preference Form must be received by Remuneration & Benefits by **5pm AEST on 22 June 2007**.

3. complete an application form

If you are eligible to receive an STI payment and you have indicated you would like to participate in the Offer by returning a Preference Form, you will sent an email on 3 September 2007 asking you to apply to receive part or all of your STI as IAG Shares. The amount of your STI you will be asked to apply for will be the percentage you elected in June during the Preference Period.

In general, you should complete the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag. If you are unable to complete the application online, you can complete a paper Application Form which can be obtained from Remuneration & Benefits.

You will need to complete the Application Form between **Monday 3 September** and **Monday 10 September**. If you do not complete the Application Form by 5pm AEST on Monday 10 September, you cannot receive IAG Shares under the Plan.

steps to complete application form

To complete the online Application Form, follow these steps:

STEP 1: ACCESS THE IAG EMPLOYEE SHARE PLAN CENTRE WEBSITE

Access the IAG Employee Share Plan Centre website at http://www.computershare.com/employee/au/iag via inside IAG, or any internet connection, by:

- Clicking on the website link above, or
- Clicking on the link on insideIAG, or
- typing the website address directly into the address line on your internet browser

You will be directed to the IAG Employee Share Plan Centre website homepage.

Click on the button labelled "IAG Deferred Bonus Purchase Offer - Apply Here" to access the online response.

STEP 2: LOGIN TO THE OFFER AND COMPLETE THE ONLINE RESPONSE

1. LOGIN TO THE OFFER RESPONSE

To login you will need your:

- Payroll number, and
- Personalised password, which was included in your invitation email.

2. COMPLETE AND SUBMIT THE APPLICATION FORM.

SELECT THE APPLICATION FORM FOR THE OFFER:

Follow the onscreen instructions to :

- Complete the Application Form (details to be confirmed)
- Have the following information ready to enter or confirm where indicated:
  - Bank account details. This enables dividend payments to be paid to you when due.
  - Your tax file number (TFN) *

** Providing a TFN is optional. TFN will display as 'Quoted' if supplied previously to Computershare. Refer to Your Taxation Options - General Tax Information for more information on providing your TFN.*

Note: If you are an existing IAG shareholder, participant of the Employee Share Plan, or other IAG share or rights plan, and your HR payroll number and name matches the Computershare records for these holdings, then your online response in relation to that shareholding and/or IAG share or rights plans should display the TFN status and bank account details held by Computershare.

Should you change any of these existing details as part of your online response, your Computershare records for these holdings will be updated automatically.

3. CONFIRM THE DETAILS DISPLAYED ON THE RESPONSE CONFIRMATION SCREEN ARE CORRECT AND SUBMIT.

You should carefully recheck all the information displayed is correct before submitting your application.

STEP 3: ENSURE YOU RECEIVE AN OFFER RESPONSE CONFIRMATION

Once you successfully complete and submit your application, you will be provided with a confirmation number and an e-mail will be sent to your elected email address to confirm your application has been completed.

Complete a paper Application Form

If you do not have access to inside IAG or the internet to complete an online Application Form, you may respond to the Offer by completing a paper Application Form. If you require paper Offer documents, which includes the Application Form, you may request these from Remuneration & Benefits on (02) 9292 8275

Your paper Application Form must be received by Remuneration & Benefits by **5pm AEST on 10 September 2007**.

4. STI contribution

Your cash STI will be reduced by the amount of your STI you elect to receive as IAG Shares.

5. share allocation

Provided that the STI contribution has been made and that you remain an employee of the Group on the Allocation Date, you will be allocated IAG Shares on the Allocation Date which is expected to be on or about 28 September 2007, and the relevant Restriction Period will commence.

other questions

WHEN WOULD I FORFEIT MY INTEREST IN THE SHARES?

If you have committed an act which constitutes serious misconduct or it is evident that you intended to commit an act which represents serious misconduct, you may forfeit Shares allocated to you.

ARE THERE ANY RISKS IN OWNING THESE SHARES?

There are risks in all investments and the price of your Shares may go up as well as down, both prior to and after allocation.

As with any investment in shares, there can be no guarantee as to future dividends, or distributions, since these are dependant on earnings and the financial condition of the Group. It is possible that if there are losses, or profits fall, you (as a shareholder) may not receive dividends or the amount of dividends may be reduced and the value of the Shares held for you under the Plan may fall. As a type of asset, shares are more volatile compared to other major types of assets, for example, property, cash and fixed interest deposits. The price of the Shares as quoted on the Australia Stock Exchange will fluctuate and depend on IAG's performance, investors' perceptions and the Australian share market generally.

It is recommended that you seek advice from a qualified adviser on whether this is an appropriate investment for your individual circumstances, prior to responding to the Offer.

HOW WILL I KNOW HOW THE SHARES ARE PERFORMING?

You will receive reports and communications available to IAG shareholders. IAG's current share price is listed on the inside IAG home page. Current and historical share price information is also available from the IAG corporate website: http://www.iag.com.au/pub/iag/shareholder/share_price_data.shtml

During the Preference Period and Application Period you may request the current market price of the Shares, the VWAP of the Shares traded on ASX on the date of the request and an updated calculation of the number of Shares that could be acquired based on that VWAP, by contacting IAG Remuneration and Benefits. IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

CAN I VOTE AT MEETINGS OF THE COMPANY?

Plan participants will be able to provide voting instructions through the Trustee of the Plan.

CAN I PARTICIPATE IN ANY RIGHTS AND BONUS ISSUES?

If IAG announces a "rights issue", you will be notified and given the opportunity to exercise those rights. You will also be entitled to participate in any "bonus issues" and any Shares issued in respect of your allocated Shares under a bonus issue will be considered to have been acquired at the same time your shares were acquired.

WHERE CAN I GET MORE INFORMATION ABOUT THE OFFER AND THE PLAN?

Plan and Offer documents and other information are available free of charge from inside IAG and the Computershare website: www.computershare.com/employee/au/iag

IAG will provide a copy of the Trust Deed and the IAG Constitution to any employee on request (without charge) within a reasonable period after the request is made. All requests should be made to IAG Remuneration and Benefits.

HOW DO I CHANGE MY NAME, ADDRESS AND BANK ACCOUNT DETAILS?

You can change your personal details by accessing the IAG Employee Share Plan Centre website. You may also advise Computershare in writing.

HOW WILL IAG AND COMPUTERSHARE USE MY PERSONAL INFORMATION?

At IAG, we respect your privacy. Any personal information you give us in connection with the Offer will be used for the purposes of the administration of the Offer, contacting you about shareholder issues, dividends and meetings and registration of Shares allocated under the Plan. IAG expects that we will disclose your personal information for these purposes to, without limitation, the Trustee, Computershare, relevant entities within the Group, ASX, and any of our service providers (eg mail houses).

Please note that if you do not provide the information required in the online or paper Preference Form or Application Form, it might affect your participation in the Offer.

If you have any privacy concerns, would like information relating to your privacy rights and how the Company handles your personal information, or would like to verify information held about you, please contact the Head of Human Resources.

definitions

Application Form	means either the electronic form completed in the online response process or a paper application form provided by IAG to accept the Offer.
Allocation Date	means the date on which Shares are allocated to you, which is expected to be on or about 28 September 2007, unless IAG announces a different date.
ASIC	means the Australian Securities & Investments Commission
ATO	means the Australian Taxation Office
Board or IAG Board	means the Board of directors of IAG, or the Nomination Remuneration and Sustainability Committee, as the context requires
Booklet or booklet	means the IAG Deferred Bonus Purchase Offer booklet
CGT means	capital gains tax
Closing Date	• **Preference Period:** means 5.00 pm AEST time on Friday 22 June 2007, unless IAG announces a different date • **Application Period:** means 5.00 pm AEST time on Monday 10 September 2007, unless IAG announces a different date
Computershare	means Computershare Plan Managers Pty Ltd, who administer share plans on behalf of IAG
Deferred Bonus Purchase Offer	means the Offer set out in this Offer booklet to acquire Shares under the IAG Deferred Employee Share Plan.
Sale Facility	means the share Sale Facility provided by Computershare
Corporations Act	means the Corporations Act 2001
Dividend	means a distribution of part of a company's net profit to shareholders. Usually expressed as cents per share
Employee	means an employee of the Group who has been deemed to meet the eligibility conditions approved by the Board
Event means	(a) a takeover bid is made to the holders of issued ordinary fully paid Shares in IAG (other than as a result of an allotment or transfer approved by the Board); (b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting Shares in IAG (other than as a result of an allotment or transfer approved by the Board); (c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (d) IAG passes a resolution for voluntary winding up; or (e) an order is made for the compulsory winding up of IAG.

Group	means IAG and its subsidiaries
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923)
IAG Deferred Employee Share Plan	means the Plan established by the Trust Deed.
Offer	means the offer to employees to accept an allocation of Shares under the Plan.
Offer documents	mean this booklet, Preference and Application Forms, FSG and the Plan Terms for each applicable Offer.
Online response	means the process by which eligible employees may respond to the Offer at the IAG Employee Share Plan website.
Plan or Plans	means Deferred Employee Share Plan.
Plan Terms	means the rules governing the operation of the IAG Deferred Employee Share Plan as set out in the Trust Deed.
Preference Form	means either the electronic form completed in the online response process or a paper preference form provided by IAG to state a preference
Restriction Period:	**means**: the period commencing at the date of allocation and ending on the earliest of: (a) 10 years from the Allocation date: (b) The day the employee ceases to be an employee of any of the following: (i) a member of the Group: (ii) Unless the Board determines otherwise, the employer at the date of allocation of the Shares. (c) The date that the Trustee approves a Withdrawal Request in relation to Shares held (d) The day the Trustee notifies the Employee that the Board has determined that an Event has occurred
Salary	means the pre tax gross Salary that employees receive, that is paid on a monthly or fortnightly basis.
STI (Short Term Incentive)	means the plan which provides the opportunity to earn additional remuneration through an 'at risk' component of Base Salary which directly relates to the achievement of business and individual goals.
STI contribution	mean the portion of STI to be provided as IAG Shares
Share or Shares	the ordinary fully paid Shares in the capital of IAG.
Share register	means a register of shareholders in an organisation, which records changes in share ownership, issues share holding statements, and makes adjustments for dividend payments, bonus and rights issues

Share Rights	means any rights to acquire Shares or securities issued or to be issued by IAG.
Tax Act	means the Income Tax Assessment Act 1936
Tax Deferral Concession	means the ability to defer paying tax on the Shares until the year in which the Restriction Period ends
Tax Value	means the VWAP for the Shares traded in the week prior to and including the relevant day.
Trust Deed	means the trust deed for the IAG Share and Performance Awards Rights Plans, as amended from time to time.
Trustee	means IAG Share Plan Nominees Pty Limited as the trustee of the IAG Share and Performance Awards Rights Plans Trust Deed.
VWAP	means the volume weighted average price at which IAG Shares were traded on the ASX for a given period.
Withdrawal Request for Shares or Withdrawal Request	means a request by a participating employee to the Trustee under the Deferred Purchase Plan to: (a) transfer to or on behalf of, the participating employee some or all of the Participating Employee's Shares; or (b) sell, on behalf of the participating Employee, some or all of the participating Employee's Shares

other matters

INTERPRETATION

In this booklet, references to:

(a) $ are references to Australian dollars and

(b) times are to Australian Eastern Standard Time, and

(c) a reference to a body corporate includes a reference to any replacement or successor to that body corporate.

Terms defined in the Trust Deeds and Plan Terms have the same meaning in this booklet, unless the context otherwise requires. To the extent of any inconsistency between this booklet and the Plan Terms, the Plan Terms will prevail.

RIGHT TO WAIVE REQUIREMENTS AND CORRECT ERRORS

IAG may, in its absolute discretion and at any time, deem any Offer response it receives to be valid, disregard it if it believes it should be disregarded, and may waive any or all of the requirements for making, amending or withdrawing an Offer response. It may do each of these things in relation to some, all or any number of Offer responses it receives.



share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee (per sale transaction)	Brokerage Fee (per sale transaction)
Sell (paper form)	$58.85	Sale proceeds $5,000 or less: $10.45* Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000*/**
Sell Online	$29.15	Sale proceeds $5,000 or less: $10.45 Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000**

*The brokerage charged by the broker may be **reduced** in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. The above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

** For example, if your share sale proceeds are $10,000 the brokerage fee will be approximately $26.95.

Exercise fee – PAR, PSR and DAR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR, PAR and DAR regardless of when you joined the PSR, PAR and DAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee – PSR, PAR and DAR

There is no sale or brokerage fee associated with the PSR, PAR or DAR

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$15.00
Telegraphic Transfer	$35.00
Foreign Cheque	$5.00

Transfer fee - BESP, PAR, DAR, DESP and NED

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the BESP, PAR, DAR, DESP and NED. This fee is payable when you submit a transfer request.

Transfer fee – ESRP, ESP and PSR

There is no transfer fee associated with the ESRP, ESP and PSR.

Research administration fee

You may be charged a research administration fee of $60 (inclusive of GST) when you request the replacement of previously issued statements or payment advices including the provision of account holding history. This fee will be charged per request (not per statement/payment advices requested).

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Industry Complaints Service Ltd
   PO Box 579
   Collins Street West
   Melbourne VIC 8007

Phone Number:	1300 780 808
Facsimile:	03 9621 2291
Website:	www.fics.asn.au
Email:	fics@fics.asn.au

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
AND CPU SHARE PLANS PTY LTD ABN 20 081 600 875
FINANCIAL SERVICES GUIDE
ISSUE DATE: 10/07/2007
This FSG replaces any previous FSG and any Supplementary FSG.

About this Financial Services Guide

This document is the combined Financial Services Guide (**FSG**) for Plan Managers and CPU Share Plans and contains detailed information specific to Insurance Australia Group Limited's Bonus Equity Share Plan (**BESP**), Non-Executive Director Share Plan (**NED**), Performance Share Rights Plan (**PSR**), Performance Award Rights Plan (**PAR**), Employee Share Reward Plan (**ESRP**), Deferred Employee Share Plan (**DESP**), Exempt Share Plan (**ESP**) and Deferred Award Rights Plan (**DAR**) some (or all) of which you are (or intend to become) a member (the **Plans**).

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (AFSL Licence No. 309883); where shares are held by a custodian the term **CPU Share Plans** refers to CPU Share Plans Pty Ltd (AFSL Licence No. 309884). The terms **we, our** or **us** refer to Plan Managers and CPU Share Plans.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an Australian Financial Services Licence licencee.

Plan Managers and CPU Share Plans are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Securities Exchange Limited.

The services of the Company which provides trustee (and related) services for the BESP, NED, PSR, PAR, DESP and DAR are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

There is no Trustee Company associated with the ESRP and the ESP.

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3 60 Carrington Street Sydney NSW 2001
Postal address:	GPO Box 1501 Sydney NSW
Phone Number:	1800 452 196
Fax Number:	61 2 8235 8208
Email:	iagshareplans@computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using the password information provided to you by Plan Managers.

What financial services are we authorised to provide to you?

Plan Managers is authorised to provide general advice on:

- derivatives;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (**IDPS**)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives;
- interests in managed investments schemes (excluding IDPS); and
- securities.

We are authorised to provide services to both retail and wholesale clients.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Compensation Arrangements

At the date of this FSG Plan Managers is covered by the professional indemnity insurance held by Computershare Limited. This professional indemnity insurance covers Computershare Limited and its subsidiaries.

The insurers are certain underwriters at Lloyds and other approved markets and the limit of liability is not less than AUD $10 million in aggregate.

The excess on the policy is USD$750,000.

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers provide authorised services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Plan Managers may receive a percentage of the brokerage fee from the nominated broker on sale of shares if you elect to use the services of its nominated broker.

If you attend a wealth management presentation co-ordinated by Plan Managers or consider wealth management alternatives as part of a transaction associated with your participation in the Plans and you acquire a financial product through the wealth manager, Plan Managers may receive a fee from the wealth manager. The fee calculated will be based on various factors including the acquisition by you of personal advice and/or financial products from the wealth manager.

Sale fee - ESRP, DESP, ESP, BESP and NED

You will be charged if you use our share sale facility to sell shares from the Plans. This fee will be recovered from your

TRUST DEED

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares NED Shares Deferred Shares or Benefit Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Award Rights means the rights issued under clause 8A.

Deferred Award Rights Plan means the terms of the Trust as they apply to Deferred Award Rights.

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7A, 7B, 8 and 8A.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan or Benefit Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B, 8 and 8A of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form,

or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in ***schedule 6*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in ***schedule*** *7* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater

than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8A Grant of Deferred Award Rights

Invitation to participate

8A.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Deferred Award Rights.

8A.2 In determining whether to make an invitation to an Executive under clause 8A.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8A.3 The Deferred Award Rights granted under this Plan must be on the terms set out in ***schedule 8*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8A.4 The offer by the Executive to the Trustee for Deferred Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Deferred Award Rights being offered;

(c) the closing date for the offer of the Deferred Award Rights; and

(d) the terms of grant determined by the Board under clause 8A.3.

8A.5 To make an offer to the Trustee following an invitation to an Executive under clause 8A.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Deferred Award Rights which is not greater than the number of Deferred Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8A.6 The offer made by an Executive for Deferred Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8A.7 By making the offer for a Deferred Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8A.8 A legal personal representative of the Deferred Award Right Holder may be recognised by the Trustee as a holder of a Deferred Award Right Holder's Deferred Award Rights in circumstances where either the Deferred Award Right Holder has died or the Deferred Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares, Deferred Award Rights and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right or Deferred Award Right. The Participant's rights under the Performance Award Right or Deferred Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights and Deferred Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabiliti of the Trust.

13.2 The books of account of the Trust shall be maintained at the register office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written requ

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to a papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of th Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights b the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares hel by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Ne Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or prope related to or arising from Allocation Shares held by the Tru on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the N Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4, 14.4A or 14.4B may, subject to compliance with

any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.314.4, 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Equity-Shares, NED Shares, Deferred Shares, Benefit Shares,

Performance Award Rights or Deferred Award Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Equity-Shares, Deferred Shares, Benefit Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

1. **Registration of and beneficial interest in Equity Shares**

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. **Right to dividends**

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Equity Shares are deemed to be Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. **Registration of NED Shares and beneficial interest in NED Shares**

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. **Right to dividends**

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities

pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes

attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) **For a continuing Employee**	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total** Shareholder **Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7. Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(a) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares. .

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the

extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

1. Registration of and beneficial interest in Benefit Shares

1.1 Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.

Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold

equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or

confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are forfeited.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of

the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	Commencement of Exercise Period

Conditions for Exercise	Commencement of Exercise Period
(a) **Three years have passed since the Commencement Date.**	The date that is 3 years after the Commencement Date
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(c)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

Circumstances	Date of lapse
(a) The Holder ceases to be an Employee: **(i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or** **(ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.**	The date the Holder ceases to be an Employee
(b) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C;$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$ where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

The IAG Share and Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

Australian Securities and Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
48349506

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number
02 92928448

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
03/09/2007

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

- [X] Director
- [ ] Secretary
- [ ] Alternate director ——— Person alternate for

Date officeholder ceased

Date: 31/08/2007

Name

The name of the ceased officeholder is

Family name	Given names
ASTBURY	JOHN FREDERICK

Date of birth: 29/03/1944

Place of birth: WEDNESBURY STAFFORDSHIRE, UNITED KINGDOM

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [X] Director
- [ ] Secretary
- [ ] Alternate director ——— Person alternate for

Date officeholder ceased

Date: 31/08/2007

Name

The name of the ceased officeholder is

Family name	Given names
COUSINS	GEOFFREY ASHTON

Date of birth: 15/12/1942

Place of birth: SYDNEY, NSW

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director ------- Person alternate for

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth

/ /

Place of birth

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director ------- Person alternate for

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth

/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date: 01/09/2007

Name

The name of the appointed officeholder is

Family name	Given names
FLETCHER	HUGH ALASDAIR

Date of birth: 28/11/1947

Place of birth: AUCKLAND, NEW ZEALAND

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is

79 PENROSE ROAD
PENROSE
AUCKLAND
NEW ZEALAND

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date: / /

Terms of appointment

B2 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date: 01/09/2007

Name

The name of the appointed officeholder is

Family name	Given names
HYNES	ANNAMARIA

Date of birth: 12/10/1958

Place of birth: SYDNEY, NSW

. ɔrmer name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is

5/59 WOLSELEY ROAD

POINT PIPER NSW 2027

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date: / /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

| /   / |

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	HUGH FLETCHER
Date of last notice	3 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee and 20% beneficial shareholder of Fletcher Brothers Limited
Date of change	7 September 2007
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	20,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$97,887.00

+ See chapter 19 for defined terms.

No. of securities held after change	20,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of shares on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Insurance Australia Group

6 September 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
Pricing Period for the Dividend Reinvestment Plan in respect of Final Dividend Payable on 8 October 2007

We confirm that the Pricing Period for the Dividend Reinvestment Plan to apply to the Final Dividend of 16 cents per ordinary share fully franked declared on 24 August 2007 and payable on 8 October 2007 will commence on 10 September 2007 and end on 28 September 2007.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	5 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 August 2007
No. of securities held prior to change	1. 1,378,305 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited. 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan
Class	Ordinary Shares
Number acquired	62,000
Number disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$307,341.13
No. of securities held after change	1. 1,440,305 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited. 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of shares on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Frederick Astbury
Date of last notice	7 February 2007
Date that director ceased to be director	31 August 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
40,213 Fully Paid Ordinary shares 29,646 Fully Paid Ordinary shares (Beneficiary and Trustee of a superannuation fund)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Geoffrey Ashton Cousins
Date of last notice	5 December 2006
Date that director ceased to be director	31 August 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
179,638 Fully Paid Ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

MEDIA RELEASE

30 AUGUST 2007

IAG
Insurance Australia Group

IAG BOARD APPOINTMENTS

Insurance Australia Group Limited (IAG) today announced changes to its Board with the retirement of two non-executive directors and the appointment of two non-executive directors.

Mr John Astbury and Mr Geoffrey Cousins, who joined the Board shortly before IAG became a listed public company in August 2000, will retire from the Board on 31 August 2007.

Two new non-executive directors, Mr Hugh Fletcher and Ms Anna Hynes, have been appointed to the Board effective 1 September 2007.

IAG Chairman, Mr James Strong, paid tribute to the retiring directors and welcomed the new Board members.

"I would like to thank our retiring directors, Mr Astbury and Mr Cousins, who have made tremendous contributions to the Group during their tenure over the past seven years. Each of them has played a significant role in guiding the Group from listing though a period of rapid growth," Mr Strong said.

"I am delighted to welcome Mr Hugh Fletcher and Ms Anna Hynes to our Board. Both directors bring significant experience, particularly in the insurance sector, and knowledge gained through senior positions held in international businesses.

"Mr Fletcher has extensive knowledge of our company, having been a director on our IAG New Zealand board since 2003 and previously an independent director of New Zealand Insurance Limited (NZI) since December 1998.

"Ms Hynes also has extensive knowledge of the insurance sector having been a director on the Promina Group Board. She brings more than 20 years experience in marketing, brand and general management having held senior positions in a number of multi-national organisations," Mr Strong said.

See overleaf for IAG Board composition and biographies of the two new Non-executive Directors.

- ends

IAG Board Members (effective 1 September 2007)

- Mr James Strong, Chairman and Non-executive Director
- Mr Michael Hawker, Managing Director and Chief Executive Officer
- Ms Yasmin Allen, Non-executive Director
- Mr Phillip Colebatch, Non-executive Director
- Mr Hugh Fletcher, Non-executive Director
- Mr Neil Hamilton, Non-executive Director
- Ms Anna Hynes, Non-executive Director
- Mr Rowan Ross, Non-executive Director
- Mr Brian Schwartz, Non-executive Director

Director biographies

Anna Hynes

Anna was until recently a Non-Executive Director of Promina Group Limited and Country Road Limited. She also has over 20 years experience in general management and marketing roles in financial services and consumer products companies. Anna spent most of her executive career at American Express where she held a number of senior positions, most recently Country Head New Zealand. She has also worked in the UK, Asia, and USA as well as Australia and New Zealand. Anna has an MBA from Harvard Business School and B.Sc (Hons) from the University of NSW.

Mr Hugh Fletcher

Mr Hugh Fletcher is a non-executive Director of The Reserve Bank of New Zealand, Fletcher Building Limited, Rubicon Limited, Vector Limited and IAG New Zealand Limited, Chancellor of The University of Auckland, and Chairman of the venture capital fund No 8 Venture's Advisory Board. He was formerly Chairman of New Zealand Insurance Limited and CGNU Australia.

Mr Hugh Fletcher was appointed to the IAG NZ board on 1 July 2003. Previously Mr Fletcher had been an independent director of New Zealand Insurance Limited since December 1998.

Mr Fletcher has a joint BSc/BCom, and a MCom with first class Honours in Economics. He also obtained an MBA from Stanford University, California.

Mr Fletcher was a former Chief Executive Officer of Fletcher Challenge Limited, a New Zealand head-quartered corporation with assets in the global building, energy, forestry and paper industries. Mr Fletcher retired from an executive position in December 1997 after 28 years as an executive, 11 of which he served as chief executive.

Insurance Australia Group

MEDIA RELATIONS
Carolyn McCann
T 02 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Michael Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Australia
T +61 (0)2 9292 9222
www.iag.com.au

24 August 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
REVISED INVESTOR PRESENTATION

Please find attached a revised Investor Presentation pack which includes new slides at pages 26 and 32 for the pack that was lodged this morning.

The corrections relate to the pie graphs shown on these pages.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Financial results
Year ended 30 June 2007

Michael Hawker, Chief Executive Officer
George Venardos, Chief Financial Officer

24 August 2007

IAG
Insurance Australia Group

Agenda

• Results summary • Shareholder returns • Segment results	Michael Hawker
• Expenses • Capital • Reserving	George Venardos
• Outlook	Michael Hawker

All currency denominated in A$ unless otherwise stated

IAG Insurance Australia Group

Highlights

- ☑ **Overall growth in GWP +14.7% to $7,381m from $6,435m**
  - Growth of 2.9% organically and 11.8% from acquisitions
- ☑ **Momentum regained in Australian Personal Lines**
  - GWP +1.3% (+2.6% adjusted for LTCS)
- ☑ **Progress in NZ and Asia**
- ☑ **Executed acquisitions in UK (16% of 2H07 Group GWP)**
- ☑ **Net assets up 31.6%**
- ☑ **Fee based income up from $1m to $78m**
- ☑ **Net operating cashflow +4% to $401m**
- ☑ **MCR multiple of 1.67x, POA at 90% and capital strength remains strong**
- ☒ **Insurance profit down 9%**
  - June storms cost $200m
  - *Adverse claims development in UK private motor*
- ☒ **NPAT reduced by 27% to $552m**
  - Insurance profit reduced by $53m
  - Additional amortisation $47m
  - Reduction in investment income on shareholders' funds $167m
- ☑ **Dividend per share maintained**

IAG Insurance Australia Group

Financial summary

Group	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	3,229	**4,057**	25.6%	6,435	**7,381**	14.7%
Underwriting result	259	**163**	(37.1%)	533	**407**	(23.6%)
Insurance profit	374	**347**	(7.2%)	843	**767**	(9.0%)
Fee based	2	**52**	-	1	**78**	-
Share of profit from associates	2	**2**	-	2	**5**	-
Contribution from businesses	378	**401**	6.1%	846	**850**	0.5%
Investment income - SHF	194	**135**	(30.4%)	539	**301**	(44.2%)
NPAT	298	**207**	(30.5%)	759	**552**	(27.3%)
Insurance margin	12.4%	**9.7%**	(2.7%)	13.7%	**11.4%**	(2.3%)
Expense ratio	28.0%	**27.4%**	0.6%	27.7%	**27.6%**	0.1%

Insurance Australia Group

Insurance ratios


Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.9%
26.4%
27.7%
27.6%
2.7%
2.9%
3.8%
3.3%
7.9%
8.2%
8.2%
8.4%
15.2%
15.2%
15.7%
15.9%
FY04
FY05
FY06
FY07
Administration ratio
Commission ratio
FSL


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
66.7%
65.0%
65.3%
67.5%
64.6%
66.5%
63.6%
66.4%
FY04
FY05
FY06
FY07
Loss Ratio
Immunised Loss ratio


Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
92.6%
91.4%
93.1%
95.1%
90.5%
92.8%
91.3%
94.0%
FY04
FY05
FY06
FY07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
13.8%
15.5%
13.7%
11.4%
FY04
FY05
FY06
FY07

Shareholder returns

- **Reported ROE of 13.5% compared to FY06 22.1%**
  - Normalised cash ROE of 12.9% versus 16.0% in FY06
- **Earnings per share of 32.8cps compared to FY06 47.7cps**
  - Cash earnings per share of 36.1cps versus 48.1cps in FY06
- **Net cash flow from operations of $401m compared to FY06 $387m**
- **Final dividend maintained at 16.0 cps, fully franked**
  - FY07 dividend of 29.5cps in line with FY06 and guidance

Australian General Insurance

Australian General Insurance	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	2,703	**2,800**	3.6%	5,400	**5,489**	1.6%
Underwriting result	230	**149**	(35.2%)	434	**375**	(13.6%)
Insurance profit	330	**286**	(13.3%)	714	**671**	(6.0%)
Fee based	7	**38**	-	8	**65**	-
Share of profit from associates	-	-	-	-	-	-
Contribution from businesses	337	**324**	(3.9%)	722	**736**	1.9%
Insurance margin	12.9%	**11.3%**	(1.6%)	13.7%	**13.1%**	(0.6%)
Expense ratio	28.1%	**27.4%**	0.7%	27.7%	**27.1%**	0.6%

IAG Insurance Australia Group

Australian General Insurance

☑ **Improved market share to 20.4% from 19.7%**
- Latest APRA statistics for March 2007 versus December 2006

☑ **GWP increased to $5,489m (74% of Group GWP)**
- +1.6% year on year
- +3.6% half on half

☑ **Expense ratio improved 0.6% year on year to 27.1%**

☒ **Loss ratio increased 1.6% year on year**
- Storms and reduced underlying margins

☒ **Insurance margin reduced by 0.6% to 13.1%**

IAG Insurance Australia Group

Australian Personal Lines

Australian Personal Lines	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	1,924	**1,986**	3.2%	3,860	**3,909**	1.3%
Underwriting result	141	**107**	(24.1%)	266	**203**	(23.7%)
Insurance profit	218	**213**	(2.3%)	464	**416**	(10.3%)
Fee based	-	**-**	-	-	**-**	-
Share of profit from associates	-	**-**	-	-	**-**	-
Contribution from businesses	218	**213**	(2.3%)	464	**416**	(10.3%)
Insurance margin	11.8%	**11.6%**	(0.2%)	12.4%	**11.2%**	(1.2%)
Expense ratio	26.1%	**24.8%**	1.3%	25.4%	**24.8%**	0.6%

Australian Personal Lines – Direct

Direct channel (39% of Group GWP)

☑ **GWP of $2,889m**
- Total +1.2% half on half
- Short-tail +4.7% half on half

☑ **Growth in each State (half on half)**
- NSW/ACT +4%
- Victoria +3%
- Queensland +13%
- West. Aust +11%

☑ **Improved expense ratio – reduced 0.6% year on year**

☒ **Insurance profit of direct business down 6.6% to $452m**
- +15.5% if storm costs constant at FY06 level

☒ **Insurance margin of direct business down 0.8% to 16.2%**
- +20.0% if storm costs constant at FY06 level

☑ **Better customer service and lower complaints**

☑ **Higher employee engagement**

IAG Insurance Australia Group

Australian Personal Lines – Direct

Brand health

- Brand health finished FY07 with improvements in each state in the most recent quarter
- Predisposition to buy from NRMA/SGIC/SGIO increased in all states reaching record levels in NSW, SE Qld and WA

Customer Satisfaction Index



SGIO
SGIC
NRMA NSW
NRMA QLD
Combined PI IAG
85
84
83
83
83
83
80
0
50
100
Jun 07
Dec 06
Jun 06

NSW & ACT car, home & CTP RIF



NSW & ACT Risks in force
Home & Motor, millions
CTP, millions
1.5
1.4
2.0
1.8
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Motor - Car Comprehensive
Home total
CTP

Engagement



Engagement
80%
70%
60%
50%
40%
30%
20%
10%
0%
57%
64%
57%
69%
55%
71%
PI Total
Sales & Mktg
CTP
FY06
FY07

IAG
Insurance Australia Group

Australian Personal Lines – Affinity

Affinity channel (9.4% of Group GWP)

- ☑ GWP +4.7% year on year to $694m and +8.7% half on half
- ☑ NEP +2.3% year on year
- ☑ Insurance profit up 62.5%
- ☑ Margin up 0.8% to 2.1% (needs to improve further)
- ☑ Customer service improving
- ☑ New accounts won in financial institutions channel

Australian Personal Lines – Broker / Agent

Broker / Agent channel (4.4% of Group GWP)

- ☑ **GWP +10.9% year on year to $326m and +11.3% half on half**
  - Generally sold as accommodation line in commercial packages
- ☑ **NEP +4.8% year on year**
- ☒ **Insurance loss increased 74% to $47m**
- ☒ **Insurance margin now negative 15.4% (negative 9.2% in FY06)**
  - Profitability unsustainable – rate rises coming

IAG Insurance Australia Group

Australian Commercial Lines

Australian Commercial Lines	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	778	**814**	4.6%	1,539	**1,580**	2.7%
Underwriting result	87	**42**	(51.7%)	164	**172**	4.9%
Insurance profit	110	**73**	(33.6%)	247	**255**	3.2%
Fee based	7	**38**	-	8	**65**	-
Share of profit from associates	-	**-**	-	-	**-**	-
Contribution from businesses	117	**111**	(5.1%)	255	**320**	25.5%
Insurance margin	15.5%	**10.6%**	(4.9%)	17.0%	**18.1%**	1.1%
Expense ratio	33.2%	**34.4%**	(1.2%)	33.8%	**33.2%**	0.6%

Insurance Australia Group

Australian Commercial Lines

- ☑ **GWP of $1,580m (21.4% of Group GWP)**
  - +2.7% year on year
  - +4.7% half on half
- ☒ **NEP of $1,407m**
  - (3.2)% year on year and (3.7)% half on half
- ☑ **Expense ratio improved 0.6% to 33.2%**
- ☑ **Insurance profit +25.4% to $320m**
  - Supported by prior period reserve releases from long-tail
- ☑ **Insurance margin +1.1% to 18.1%**
- ☑ **Fee income +712% to $65m**
- ☑ **Improved retention**
- ☒ **Falling premium rates**
- ☑ **Costs managed closely, managing down expenses**
- ☑ **Increase in electronic trading +6.3%**
- ☑ **Sale of premium funding business in FY08**

IAG Insurance Australia Group

New Zealand

New Zealand	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	477	**508**	6.5%	971	**968**	(0.3%)
Underwriting result	28	**37**	32.1%	99	**64**	(35.4%)
Insurance profit	42	**47**	11.9%	129	**86**	(33.3%)
Fee based	-	-	-	-	-	-
Share of profit from associates	-	-	-	-	-	-
Contribution from businesses	42	**47**	11.9%	129	**86**	(33.3%)
Insurance margin	9.9%	**10.9%**	1.0%	14.5%	**10.0%**	(4.5%)
Expense ratio	27.3%	**28.5%**	(1.2%)	27.0%	**30.9%**	(3.9%)

New Zealand

- ☑ **GWP of $968m (13% of Group GWP)**
  - (0.3)% to $968m year on year (+2.1% in NZ$)
  - +6.5% to $508m half on half
- ☑ **NEP**
  - (3.1)% to $860m year on year
  - +1.6% to $432m half on half
- ☒ **Expense ratio**
  - (3.9)% to 30.9% year on year
  - (1.2)% to 28.5% half on half
- ☑ **Insurance profit**
  - (33.3)% to $86m year on year
  - +11.9% to $47 half on half
- ☑ **Implemented new personal lines system**
- ☑ **Regionalised call centres**
- ☑ **Easybiz launch and Marine and Liability roll-out**

IAG Insurance Australia Group

Asia

Asia	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	49	**89**	81.6%	65	**168**	158.5%
Underwriting result	1	**(1)**	-	2	**1**	-
Insurance profit	2	**4**	-	3	**9**	-
Fee based	(4)	**(3)**	-	(7)	**(5)**	-
Share of profit from associates	2	**4**	-	2	**7**	-
Contribution from businesses	-	**5**	-	- 2	**11**	-
Insurance margin	5.1%	**6.0%**	0.9%	8.1%	**6.9%**	(1.2%)
Expense ratio	35.4%	**35.8%**	(0.4%)	37.8%	**33.8%**	4.0%

Asia

- ☑ **GWP of $168m (2.3% of Group GWP)**
  - +158% year on year
  - +82% half on half
- ☑ **Insurance profit**
  - +200% year on year to $9m
  - +100% half on half to $4m
- ☒ **Insurance margin**
  - (1.2%) to 6.9% year on year
  - +0.9% to 6% half on half
- ☑ **Substantial improvement in expense management with administration ratio down to 15.4% from 24.3% year on year**
- ☑ **Share of associates profit +250% to $7m year on year**
  - Plans underway to move to 49% of AmAssurance in FY08
- ☑ **Transferred product to both Thailand and Malaysia**
- ☑ **Talks continue in India, China and Thailand**

IAG Insurance Australia Group

Offshore reinsurance

☒ **Insurance result (Loss of $29m)**

- June storms in UK
- Carrying start-up costs of $14m in administration expenses

☑ **GWP growth of 38% in 2H07 versus 1H07**

- Includes business ceded from UK operations

☑ **Disciplined underwriting in soft market**

IAG Insurance Australia Group

UK

Europe	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	-	642	-	-	725	-
Underwriting result	-	(1)	-	-	(3)	-
Insurance profit	-	29	-	-	30	-
Fee based	-	17	-	-	18	-
Share of profit from associates	-	(2)	-	-	(2)	-
Contribution from businesses	-	44		-	46	
Insurance margin	-	5.5%	-	-	5.1%	-
Expense ratio	-	25.5%	-	-	24.3%	-

IAG Insurance Australia Group

UK

- ☑ **Completed acquisitions**
  - Equity Insurance Group cash earnings per share accretive
  - EBITDA contribution for CY07 from Equity Insurance Group is still expected to be £69m
- ☑ **$725m in new GWP**
  - Underlying year on year growth of +8.7%
- ☒ **Insurance profit of $30m was below expectations**
  - Private motor underperformance
  - June storms and floods
  - Actions taken on rates and expenses
- ☑ **Fee based income of $18m**
- ☑ **Branches up 11.5% to 77**
- ☑ **Expected synergy benefits increased 13.6% to £25m**
- ☑ **Generated diversification benefits for Group of $86m**

Expenses, capital and reserving

IAG
Insurance Australia Group

Cost discipline maintained

Australia & New Zealand direct operating expenses



A$m
2,000
1,750
1,500
1,250
1,000
750
500
250
-
1,657
1,657
1,645
1,723
1,660
1,792
1,672
1,864
FY04
FY05
FY06
FY07
Actual
4% inflated

Expected synergies on the UK acquisitions upgraded to £25m

SYNERGY BENEFITS -	Target pa run-rate by Jun-08 IAG GAAP £m
Underwriting	17
Broking	8
Pre-tax operational benefits	25
Tax at 30%	(8)
After tax benefits	17
Other underwriting synergies (Gibraltar)	1
Corporate structuring benefits	7
Total after tax	25
Original acquisition target	22

IAG
Insurance Australia Group

Investment performance – De-risked portfolio

Asset allocation

SHF 2006



10.6%
1.7%
9.6%
8.9%
18.3%
3.1%
47.8%

Aust equities | LPTs | Int'l equities | Hedge funds
Fixed Int | Cash | Surplus capital

SHF 2007



3.5%
4.9%
22.3%
2.3%
7.8%
6.8%
52.4%

Actual return

Portfolio income (pre-tax) and incl. Derivatives	Full-year ended Jun 06		Full-year ended Jun 07	
	A$m	Return* (%)	A$m	Return* (%)
Technical reserves	310	3.7%	360	4.4%
Shareholders' funds	539	20.0%	301	13.1%
Total investment income	**849**	**8.3%**	**661**	**6.4%**

Overview

- Adopted more conservative asset allocation during acquisition and integration capital strain
- Now implementing a revised global Strategic Asset Allocation (SAA) to reflect more diverse portfolio
- No direct exposure to sub-prime issues – any indirect exposure is minimal

IAG Insurance Australia Group

MCR capital mix remains above internal benchmark of 1.55 times



2.32x
0.32x
2.13x
0.30x
1.94x
0.27x
1.85x
2.00x
0.35x
1.83x
1.62x
0.35x
0.34x
1.67x
0.39x
0.31x
0.31x
0.30x
0.56x
0.32x
0.27x
0.91x
1.18x
1.34x
1.19x
0.85x
Current
Benchmark MCR
1.55x
30-Jun-03
30-Jun-04
30-Jun-05
30-Jun-06
30-Jun-07
T1 Non-hybrid capital
T1 Hybrid
T2
RES

Benefits of diversification being realised, improving our competitive position

- **Group central estimate increased by $1,043m but only needed to increase Group risk margins $26m to retain 90% PoA**
- **Risk margins now 18.6% (of NCE), compared to 22.2% at June 2006**
- **Reflects:**
  - $86m diversification benefit from UK acquisitions
  - Adjustment in CTP risk margins
- **Combined with our customer focus and associated renewal rates, this strengthens our competitive position:**
  - Policies more profitable for same $ premium; or
  - Can price more competitively for same profit per policy

IAG Insurance Australia Group

Prudent reserving – Consistently favourable development of central estimates

Net central estimate basis	Accident year					
	2002	2003	2004	2005	2006	2007
Development	$m	$m	$m	$m	$m	$m
At end of accident year	2,171	3,401	3,546	3,661	4,057	5,264
One year later	2,130	3,224	3,383	3,607	3,975	
Two years later	2,071	3,149	3,407	3,586		
Three years later	2,045	3,115	3,393			
Four years later	2,039	3,063				
Five years later	2,018					
Cumulative development	(153)	(338)	(153)	(75)	(82)	n/a
Cumulative development as a percentage of original reserves	**(7.0%)**	**(9.9%)**	**(4.3%)**	**(2.0%)**	**(2.0%)**	**n/a**
Current Estimate (undiscounted)	2,018	3,063	3,393	3,586	3,975	5,264
Net discounted outstanding claims Liability for the six most recent accident years	**118**	**238**	**398**	**591**	**791**	**2,451**

IAG
Insurance Australia Group

Outlook

IAG
Insurance Australia Group

Outlook – FY08

- **GWP growth of 10 – 12%**
- **Normalised cash ROE in line with strategic target of at least 1.5x WACC**
- **Maintain cost discipline and enhance productivity to drive increased profitability and thus sustain our competitive leadership position in core markets**
- **Continue to investigate potential bolt-on acquisition opportunities, both in Australia and internationally, to progress strategy in a shareholder accretive manner**
- **Maintain conservative risk management approach**
  - Prudent reserves
  - Low risk investment portfolio
  - High quality reinsurance coverage
- **FY08 dividend likely to be unchanged from FY07 dividend in the context of the Group's growth aspirations and its current dividend yield**

Subject to no material movement in foreign exchange rates and no catastrophes or large losses beyond our allowances

IAG Insurance Australia Group

On track to double GWP again by FY12

- Growing at 11% (mid-point of guidance range) in FY08 would deliver 15% CAGR in GWP from FY98 with a much more diversified portfolio



GWP CAGR 15%
A$b
10.0
8.0
6.0
4.0
2.0
0.0
2.0
2.2
2.6
3.2
3.6
5.2
6.4
6.7
6.4
7.4
8.2
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08F
Australia & New Zealand
International



FY98 GWP mix
13%
45%
26%
1%
15%
FY07 GWP Mix
6%
3%
11%
37%
3%
19%
21%

■ Motor □ Home □ Short-tail Commercial □ Workers' Comp. □ CTP (Motor Liability) ■ Liability ■ Other Short-tail □ Reinsurance

Questions

IAG
Insurance Australia Group

Financial results
Year ended 30 June 2007

Michael Hawker, Chief Executive Officer
George Venardos, Chief Financial Officer

24 August 2007

IAG
Insurance Australia Group

Agenda

• Results summary • Shareholder returns • Segment results	Michael Hawker
• Expenses • Capital • Reserving	George Venardos
• Outlook	Michael Hawker

All currency denominated in A$ unless otherwise stated

IAG Insurance Australia Group

Highlights

- ☑ **Overall growth in GWP +14.7% to $7,381m from $6,435m**
  - Growth of 2.9% organically and 11.8% from acquisitions
- ☑ **Momentum regained in Australian Personal Lines**
  - GWP +1.3% (+2.6% adjusted for LTCS)
- ☑ **Progress in NZ and Asia**
- ☑ **Executed acquisitions in UK (16% of 2H07 Group GWP)**
- ☑ **Net assets up 31.6%**
- ☑ **Fee based income up from $1m to $78m**
- ☑ **Net operating cashflow +4% to $401m**
- ☑ **MCR multiple of 1.67x, POA at 90% and capital strength remains strong**
- ☒ **Insurance profit down 9%**
  - June storms cost $200m
  - Adverse claims development in UK private motor
- ☒ **NPAT reduced by 27% to $552m**
  - Insurance profit reduced by $53m
  - Additional amortisation $47m
  - Reduction in investment income on shareholders' funds $167m
- ☑ **Dividend per share maintained**

IAG Insurance Australia Group

Financial summary

Group	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	3,229	**4,057**	25.6%	6,435	**7,381**	14.7%
Underwriting result	259	**163**	(37.1%)	533	**407**	(23.6%)
Insurance profit	374	**347**	(7.2%)	843	**767**	(9.0%)
Fee based	2	**52**	-	1	**78**	-
Share of profit from associates	2	**2**	-	2	**5**	-
Contribution from businesses	378	**401**	6.1%	846	**850**	0.5%
Investment income - SHF	194	**135**	(30.4%)	539	**301**	(44.2%)
NPAT	298	**207**	(30.5%)	759	**552**	(27.3%)
Insurance margin	12.4%	**9.7%**	(2.7%)	13.7%	**11.4%**	(2.3%)
Expense ratio	28.0%	**27.4%**	0.6%	27.7%	**27.6%**	0.1%

IAG Insurance Australia Group

Insurance ratios


Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.9%
26.4%
27.7%
27.6%
2.7%
2.9%
3.8%
3.3%
7.9%
8.2%
8.2%
8.4%
15.2%
15.2%
15.7%
15.9%
FY04
FY05
FY06
FY07
Administration ratio
Commission ratio
FSL


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
66.7%
65.0%
65.3%
67.5%
64.6%
66.5%
63.6%
66.4%
FY04
FY05
FY06
FY07
Loss Ratio
Immunised Loss ratio


Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
92.6%
91.4%
93.1%
95.1%
90.5%
92.8%
91.3%
94.0%
FY04
FY05
FY06
FY07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
13.8%
15.5%
13.7%
11.4%
FY04
FY05
FY06
FY07

Shareholder returns

- **Reported ROE of 13.5% compared to FY06 22.1%**
  – Normalised cash ROE of 12.9% versus 16.0% in FY06
- **Earnings per share of 32.8cps compared to FY06 47.7cps**
  – Cash earnings per share of 36.1cps versus 48.1cps in FY06
- **Net cash flow from operations of $401m compared to FY06 $387m**
- **Final dividend maintained at 16.0 cps, fully franked**
  – FY07 dividend of 29.5cps in line with FY06 and guidance

Australian General Insurance

Australian General Insurance	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	2,703	**2,800**	3.6%	5,400	**5,489**	1.6%
Underwriting result	230	**149**	(35.2%)	434	**375**	(13.6%)
Insurance profit	330	**286**	(13.3%)	714	**671**	(6.0%)
Fee based	7	**38**	-	8	**65**	-
Share of profit from associates	-	**-**	-	-	**-**	-
Contribution from businesses	337	**324**	(3.9%)	722	**736**	1.9%
Insurance margin	12.9%	**11.3%**	(1.6%)	13.7%	**13.1%**	(0.6%)
Expense ratio	28.1%	**27.4%**	0.7%	27.7%	**27.1%**	0.6%

IAG Insurance Australia Group

Australian General Insurance

- ☑ **Improved market share to 20.4% from 19.7%**
  - Latest APRA statistics for March 2007 versus December 2006
- ☑ **GWP increased to $5,489m (74% of Group GWP)**
  - +1.6% year on year
  - +3.6% half on half
- ☑ **Expense ratio improved 0.6% year on year to 27.1%**
- ☒ **Loss ratio increased 1.6% year on year**
  - Storms and reduced underlying margins
- ☒ **Insurance margin reduced by 0.6% to 13.1%**

Australian Personal Lines

Australian Personal Lines	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	1,924	**1,986**	3.2%	3,860	**3,909**	1.3%
Underwriting result	141	**107**	(24.1%)	266	**203**	(23.7%)
Insurance profit	218	**213**	(2.3%)	464	**416**	(10.3%)
Fee based	-	**-**	-	-	**-**	-
Share of profit from associates	-	**-**	-	-	**-**	-
Contribution from businesses	218	**213**	(2.3%)	464	**416**	(10.3%)
Insurance margin	11.8%	**11.6%**	(0.2%)	12.4%	**11.2%**	(1.2%)
Expense ratio	26.1%	**24.8%**	1.3%	25.4%	**24.8%**	0.6%

IAG Insurance Australia Group

Australian Personal Lines – Direct

Direct channel (39% of Group GWP)

☑ **GWP of $2,889m**

- Total +1.2% half on half
- Short-tail +4.7% half on half

☑ **Growth in each State (half on half)**

- NSW/ACT +4%
- Victoria +3%
- Queensland +13%
- West. Aust +11%

☑ **Improved expense ratio – reduced 0.6% year on year**

☒ **Insurance profit of direct business down 6.6% to $452m**

- +15.5% if storm costs constant at FY06 level

☒ **Insurance margin of direct business down 0.8% to 16.2%**

- +20.0% if storm costs constant at FY06 level

☑ **Better customer service and lower complaints**

☑ **Higher employee engagement**

Australian Personal Lines – Direct

Brand health

- Brand health finished FY07 with improvements in each state in the most recent quarter
- Predisposition to buy from NRMA/SGIC/SGIO increased in all states reaching record levels in NSW, SE Qld and WA

Customer Satisfaction Index



SGIO
SGIC
NRMA NSW
NRMA QLD
Combined PI IAG
85
84
83
83
83
83
80
0
50
100
Jun 07
Dec 06
Jun 06

NSW & ACT car, home & CTP RIF



NSW & ACT Risks in force
Home & Motor, millions
CTP, millions
1.5
1.4
2.0
1.8
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Motor - Car Comprehensive
Home total
CTP

Engagement



Engagement
80%
70%
60%
50%
40%
30%
20%
10%
0%
57%
64%
57%
69%
55%
71%
PI Total
Sales & Mktg
CTP
FY06
FY07

IAG Insurance Australia Group

Australian Personal Lines – Affinity

Affinity channel (9.4% of Group GWP)

- ☑ GWP +4.7% year on year to $694m and +8.7% half on half
- ☑ NEP +2.3% year on year
- ☑ Insurance profit up 62.5%
- ☑ Margin up 0.8% to 2.1% (needs to improve further)
- ☑ Customer service improving
- ☑ New accounts won in financial institutions channel

IAG Insurance Australia Group

Australian Personal Lines – Broker / Agent

Broker / Agent channel (4.4% of Group GWP)

☑ **GWP +10.9% year on year to $326m and +11.3% half on half**

- Generally sold as accommodation line in commercial packages

☑ **NEP +4.8% year on year**

☒ **Insurance loss increased 74% to $47m**

☒ **Insurance margin now negative 15.4% (negative 9.2% in FY06)**

- Profitability unsustainable – rate rises coming

IAG Insurance Australia Group

Australian Commercial Lines

Australian Commercial Lines	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	778	**814**	4.6%	1,539	**1,580**	2.7%
Underwriting result	87	**42**	(51.7%)	164	**172**	4.9%
Insurance profit	110	**73**	(33.6%)	247	**255**	3.2%
Fee based	7	**38**	-	8	**65**	-
Share of profit from associates	-	**-**	-	-	**-**	-
Contribution from businesses	117	**111**	(5.1%)	255	**320**	25.5%
Insurance margin	15.5%	**10.6%**	(4.9%)	17.0%	**18.1%**	1.1%
Expense ratio	33.2%	**34.4%**	(1.2%)	33.8%	**33.2%**	0.6%

IAG Insurance Australia Group

Australian Commercial Lines

- ☑ **GWP of $1,580m (21.4% of Group GWP)**
  - +2.7% year on year
  - +4.7% half on half
- ☒ **NEP of $1,407m**
  - (3.2)% year on year and (3.7)% half on half
- ☑ **Expense ratio improved 0.6% to 33.2%**
- ☑ **Insurance profit +25.4% to $320m**
  - Supported by prior period reserve releases from long-tail
- ☑ **Insurance margin +1.1% to 18.1%**
- ☑ **Fee income +712% to $65m**
- ☑ **Improved retention**
- ☒ **Falling premium rates**
- ☑ **Costs managed closely, managing down expenses**
- ☑ **Increase in electronic trading +6.3%**
- ☑ **Sale of premium funding business in FY08**

Insurance Australia Group

New Zealand

New Zealand	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	477	**508**	6.5%	971	**968**	(0.3%)
Underwriting result	28	**37**	32.1%	99	**64**	(35.4%)
Insurance profit	42	**47**	11.9%	129	**86**	(33.3%)
Fee based	-	-	-	-	-	-
Share of profit from associates	-	-	-	-	-	-
Contribution from businesses	42	**47**	11.9%	129	**86**	(33.3%)
Insurance margin	9.9%	**10.9%**	1.0%	14.5%	**10.0%**	(4.5%)
Expense ratio	27.3%	**28.5%**	(1.2%)	27.0%	**30.9%**	(3.9%)

IAG Insurance Australia Group

Expenses, capital and reserving

IAG
Insurance Australia Group

Asia

Asia	2H06	2H07	Δ	FY06	FY07	Δ
	A$m	A$m	%	A$m	A$m	%
GWP	49	**89**	81.6%	65	**168**	158.5%
Underwriting result	1	**(1)**	-	2	**1**	-
Insurance profit	2	**4**	-	3	**9**	-
Fee based	(4)	**(3)**	-	(7)	**(5)**	-
Share of profit from associates	2	**4**	-	2	**7**	-
Contribution from businesses	-	**5**	-	2	**11**	-
Insurance margin	5.1%	**6.0%**	0.9%	8.1%	**6.9%**	(1.2%)
Expense ratio	35.4%	**35.8%**	(0.4%)	37.8%	**33.8%**	4.0%

IAG Insurance Australia Group

Asia

- ☑ **GWP of $168m (2.3% of Group GWP)**
  - +158% year on year
  - +82% half on half
- ☑ **Insurance profit**
  - +200% year on year to $9m
  - +100% half on half to $4m
- ☒ **Insurance margin**
  - (1.2%) to 6.9% year on year
  - +0.9% to 6% half on half
- ☑ **Substantial improvement in expense management with administration ratio down to 15.4% from 24.3% year on year**
- ☑ **Share of associates profit +250% to $7m year on year**
  - Plans underway to move to 49% of AmAssurance in FY08
- ☑ **Transferred product to both Thailand and Malaysia**
- ☑ **Talks continue in India, China and Thailand**

IAG Insurance Australia Group

Offshore reinsurance

- ☒ **Insurance result (Loss of $29m)**
  - June storms in UK
  - Carrying start-up costs of $14m in administration expenses
- ☑ **GWP growth of 38% in 2H07 versus 1H07**
  - Includes business ceded from UK operations
- ☑ **Disciplined underwriting in soft market**

IAG Insurance Australia Group

UK

Europe	2H06	2H07	Δ		FY06	FY07	Δ
	A$m	A$m	%		A$m	A$m	%
GWP	-	642	-		-	725	-
Underwriting result	-	(1)	-		-	(3)	-
Insurance profit	-	29	-		-	30	-
Fee based	-	17	-		-	18	-
Share of profit from associates	-	(2)	-		-	(2)	-
Contribution from businesses	-	44			-	46	
Insurance margin	-	5.5%	-		-	5.1%	-
Expense ratio	-	25.5%	-		-	24.3%	-

IAG Insurance Australia Group

UK

- ☑ **Completed acquisitions**
  - Equity Insurance Group cash earnings per share accretive
  - EBITDA contribution for CY07 from Equity Insurance Group is still expected to be £69m
- ☑ **$725m in new GWP**
  - Underlying year on year growth of +8.7%
- ☒ **Insurance profit of $30m was below expectations**
  - Private motor underperformance
  - June storms and floods
  - Actions taken on rates and expenses
- ☑ **Fee based income of $18m**
- ☑ **Branches up 11.5% to 77**
- ☑ **Expected synergy benefits increased 13.6% to £25m**
- ☑ **Generated diversification benefits for Group of $86m**

IAG Insurance Australia Group

Cost discipline maintained

Australia & New Zealand direct operating expenses



A$m
2,000
1,750
1,500
1,250
1,000
750
500
250
-
1,657
1,657
1,645
1,723
1,660
1,792
1,672
1,864
FY04
FY05
FY06
FY07
Actual
4% inflated

Expected synergies on the UK acquisitions upgraded to £25m

SYNERGY BENEFITS -	Target pa run-rate by Jun-08 IAG GAAP £m
Underwriting	17
Broking	8
Pre-tax operational benefits	25
Tax at 30%	(8)
After tax benefits	17
Other underwriting synergies (Gibraltar)	1
Corporate structuring benefits	7
Total after tax	25
Original acquisition target	22

IAG Insurance Australia Group

Investment performance – De-risked portfolio

Asset allocation


SHF
2006
10.6%
1.7%
9.6%
8.9%
18.3%
3.1%
47.8%
Aust equities
Fixed Int
LPTs
Cash
Int'l equities
Surplus capital
Hedge funds


SHF
2007
3.5%
4.9%
22.3%
2.3%
7.8%
6.8%
52.4%

Actual return

Full-year ended Jun 06		Full-year ended Jun 07	
A$m	Return* (%)	A$m	Return* (%)
310	3.7%	360	4.4%
539	20.0%	301	13.1%
849	**8.3%**	**661**	**6.4%**

Overview

- Adopted more conservative asset allocation during acquisition and integration capital strain
- Now implementing a revised global Strategic Asset Allocation (SAA) to reflect more diverse portfolio
- No direct exposure to sub-prime issues – any indirect exposure is minimal

IAG Insurance Australia Group

MCR capital mix remains above internal benchmark of 1.55 times



2.32x
0.32x
2.13x
0.30x
1.94x
0.27x
2.00x
1.85x
1.83x
1.62x
0.35x
0.35x
0.34x
1.67x
0.39x
0.31x
0.31x
0.30x
0.56x
0.32x
0.27x
0.91x
1.18x
1.34x
1.19x
0.85x
Current Benchmark MCR 1.55x
30-Jun-03
30-Jun-04
30-Jun-05
30-Jun-06
30-Jun-07
T1 Non-hybrid capital
T1 Hybrid
T2
RES

Benefits of diversification being realised, improving our competitive position

- **Group central estimate increased by $1,043m but only needed to increase Group risk margins $26m to retain 90% PoA**
- **Risk margins now 18.6% (of NCE), compared to 22.2% at June 2006**
- **Reflects:**
  - $86m diversification benefit from UK acquisitions
  - Adjustment in CTP risk margins
- **Combined with our customer focus and associated renewal rates, this strengthens our competitive position:**
  - Policies more profitable for same $ premium; or
  - Can price more competitively for same profit per policy

IAG Insurance Australia Group

Prudent reserving – Consistently favourable development of central estimates

Net central estimate basis	Accident year					
	2002	2003	2004	2005	2006	2007
Development	$m	$m	$m	$m	$m	$m
At end of accident year	2,171	3,401	3,546	3,661	4,057	5,264
One year later	2,130	3,224	3,383	3,607	3,975	
Two years later	2,071	3,149	3,407	3,586		
Three years later	2,045	3,115	3,393			
Four years later	2,039	3,063				
Five years later	2,018					
Cumulative development	(153)	(338)	(153)	(75)	(82)	n/a
Cumulative development as a percentage of original reserves	**(7.0%)**	**(9.9%)**	**(4.3%)**	**(2.0%)**	**(2.0%)**	**n/a**
Current Estimate (undiscounted)	2,018	3,063	3,393	3,586	3,975	5,264
Net discounted outstanding claims Liability for the six most recent accident years	**118**	**238**	**398**	**591**	**791**	**2,451**

IAG Insurance Australia Group

Outlook

IAG
Insurance Australia Group

Outlook – FY08

- **GWP growth of 10 – 12%**
- **Normalised cash ROE in line with strategic target of at least 1.5x WACC**
- **Maintain cost discipline and enhance productivity to drive increased profitability and thus sustain our competitive leadership position in core markets**
- **Continue to investigate potential bolt-on acquisition opportunities, both in Australia and internationally, to progress strategy in a shareholder accretive manner**
- **Maintain conservative risk management approach**
  - Prudent reserves
  - Low risk investment portfolio
  - High quality reinsurance coverage
- **FY08 dividend likely to be unchanged from FY07 dividend in the context of the Group's growth aspirations and its current dividend yield**

Subject to no material movement in foreign exchange rates and no catastrophes or large losses beyond our allowances

IAG Insurance Australia Group

On track to double GWP again by FY12

- Growing at 11% (mid-point of guidance range) in FY08 would deliver 15% CAGR in GWP from FY98 with a much more diversified portfolio



GWP CAGR 15%
A$b
10.0
8.0
6.0
4.0
2.0
0.0
2.0
2.2
2.6
3.2
3.6
5.2
6.4
6.7
6.4
7.4
8.2
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08F
Australia & New Zealand
International



FY98 GWP mix
13%
45%
26%
1%
15%
FY07 GWP mix
6%
3%
11%
37%
3%
19%
21%

■ Motor □ Home □ Short-tail Commercial □ Workers' Comp. □ Motor Liability □ Health ■ Liability □ Other Short-tail ■ Reinsurance

IAG Insurance Australia Group

Questions

IAG Insurance Australia Group

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
Directory

Stock Exchange Listings of the Group

ASX Limited:
ASX code for Ordinary Shares: **IAG** (Shares on issue: 1,794,633,692)
ASX codes for Reset Preference Shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)
ASX code for Reset Exchangeable Securities: **IANG** (Listed January 2005)

London Stock Exchange:
LSE code: 70QG for
Insurance Australia Group Limited £250m Fixed/Floating Rate Subordinated Notes due 2026

Investor Information/Administration

Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067
Or by mail to
GPO Box 4709
Melbourne VIC 3001

Telephone:	1300 360 688
Email:	iag@computershare.com.au
Facsimile:	+61 3 9473 2470
Website:	www.iag.com.au

Investor Relations

Email:	investor.relations@iag.com.au Mr Michael Woods Head of Investor Relations
Telephone:	+61 2 9292 3156
Facsimile:	+61 2 9292 3109
Email:	michael.woods@iag.com.au

Registered Office

Level 26, 388 George Street
Sydney NSW 2000
Telephone: +61 2 9292 9222

Key dates for shareholders – proposed calendar of events*

Final dividend – ordinary shares

Ex-dividend date	30 August 2007
Record date	5 September 2007
Payment date	8 October 2007
Payment date for IANG quarterly distribution	17 September 2007
Annual General Meeting	13 November 2007
Payment date for IAGPA, IAGPB and IANG distributions	17 December 2007
Announcement of half-year results to 31 December 2007	29 February 2008

Interim dividend – ordinary shares

Ex-dividend date	5 March 2008
Record date	12 March 2008
Payment date	14 April 2008
Payment date for IANG quarterly distribution	17 March 2008
Payment date for IAGPA, IAGPB and IANG distributions	16 June 2008
Announcement of full-year results to 30 June 2008	22 August 2008

****These dates are indicative dates only and are subject to change. Any change will be announced on ASX.***

Table of Contents

1 INTRODUCTION

Insurance Australia Group Financial Performance	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	3,206	3,229	3,324	4,057	6,435	7,381
Gross earned premium	3,320	3,217	3,369	3,838	6,537	7,207
Reinsurance expense	(209)	(196)	(214)	(250)	(405)	(464)
Net premium revenue	3,111	3,021	3,155	3,588	6,132	6,743
Net claims expense	(1,985)	(1,915)	(2,033)	(2,441)	(3,900)	(4,474)
Commission expense	(254)	(250)	(259)	(306)	(504)	(565)
Underwriting expense	(598)	(597)	(619)	(678)	(1,195)	(1,297)
Underwriting profit	274	259	244	163	533	407
Investment income on technical reserves	195	115	176	184	310	360
Insurance profit	469	374	420	347	843	767
Net corporate expenses	(29)	(27)	(30)	(39)	(56)	(69)
Interest	(45)	(41)	(50)	(69)	(86)	(119)
Profit/(loss) from fee based business / share from associates	(1)	4	29	54	3	83
Investment income on shareholders' funds	345	194	166	135	539	301
Profit before income tax and amortisation	739	504	535	428	1,243	963
Income tax expense	(220)	(153)	(146)	(133)	(373)	(279)
Profit after income tax (before amortisation)	519	351	389	295	870	684
Minority interests	(52)	(51)	(37)	(40)	(103)	(77)
Profit attributable to IAG shareholders (before amortisation)	467	300	352	255	767	607
Amortisation	(6)	(2)	(7)	(48)	(8)	(55)
Profit attributable to holders of ordinary shares	461	298	345	207	759	552

Insurance Ratios						
Loss ratio	63.8%	63.4%	64.4%	68.0%	63.6%	66.4%
Expense ratio	27.4%	28.0%	27.8%	27.4%	27.7%	27.6%
Commission ratio	8.2%	8.3%	8.2%	8.5%	8.2%	8.4%
Administration ratio	19.2%	19.7%	19.6%	18.9%	19.5%	19.2%
Combined ratio	91.2%	91.4%	92.2%	95.5%	91.3%	94.0%
Insurance margin	15.1%	12.4%	13.3%	9.7%	13.7%	11.4%

Key Financial Metrics						
Reported ROE % (Avg Equity) pa	26.4%	18.2%	19.5%	9.2%	22.1%	13.5%
Normalised Cash ROE % (Avg Equity) pa	18.6%	13.7%	17.2%	9.7%	16.0%	12.9%
EBITDA (A$m)	806	576	610	555	1,382	1,165
Net cash flow from operations (A$m)	175	212	199	202	387	401
Basic EPS (cents)	28.94	18.73	21.42	11.79	47.66	32.79
Diluted EPS (cents)	28.76	18.62	21.30	11.71	47.38	32.59
DPS (excluding special dividend) (cents)	13.50	16.00	13.50	16.00	29.50	29.50
Probability of adequacy of general insurance claims reserves	91.8%	90.0%	90.0%	90.0%	90.0%	90.0%
MCR multiple - Group	2.04x	1.83x	2.39x	1.67x	1.83x	1.67x

- FY07 was a transformational year for the Group with the acquisition of its UK businesses, which contributed almost 16% of the Group's GWP in 2H07. The increased diversity brought by these businesses will assist in reducing reliance on market conditions in the Australian insurance market as well as enhancing earnings – the acquisition of the Equity Insurance Group was immediately cash EPS accretive.
- The Group recorded strong growth in top line revenue in FY07, with GWP growing by 14.7%, compared to a fall of 3.6% in FY06. FY07 GWP grew by $946m to a record $7,381m from $6,435m in FY06. This year-on-year turnaround in GWP, which exceeded the Group's guidance of 12-14% growth, was achieved through a combination of 2.9% of organic growth and 11.8% of acquisitive growth from the newly acquired European underwriting businesses in the UK and Gibraltar.
- The Group's reinvigorated domestic personal lines business turned a prior year fall in GWP of 3.0% into a 2.6% gain after adjusting for the changes to the NSW CTP scheme, which reduced the premium that could be underwritten by the private sector. Excluding the long tail portfolio, FY07 short-tail personal lines GWP increased by 3.3% over the prior year against a 2.6% decline in the prior year.
- The Group produced a consolidated net profit after tax of $552m for FY07, compared to $759m in FY06 and generated a return on equity (ROE) of 13.5% or 12.9% normalised for investment returns and excluding amortisation of intangible assets. We believe this profit does not fully reflect the earnings potential of the Group or the progress made during the year due to the $200m pre-tax impact of the June 2007 storms in the NSW Hunter Valley and Newcastle region (June 2007 Storms) and floods and storms in the UK.
- Non-trading items of note are:
  - A reduction of around $167m in after tax profits related to reduced returns from the investment of the Group's shareholders' funds, primarily due to a decision to move to a more conservative asset mix and accompanied by reduced active returns; and
  - A $47m increase in amortisation expense in relation to the acquired intangibles arising from acquisitions completed during the year.
- The insurance margin was 11.4% compared with 13.7% in FY06. This decrease was mainly attributable to:
  - Two extreme weather events, which occurred in June 2007 in parts of NSW in Australia and in the UK, caused significant property damage and cost the Group $200m (net of reinsurance) before tax, or a 3% detriment to the insurance margin;
  - Continued soft cycle conditions in commercial insurance;
  - Poor performance of the volume UK private motor book, which offset the returns of the better performing bespoke motor specialty business;
  - Higher underwriting expenses in New Zealand following the introduction of a new underwriting IT system that is expected to lead to future improved performance; and
  - The Group's fund managers did not generate any active performance from the asset portfolio that backs the Group's insurance liabilities.
- Excluding the impact of the cost of the extreme weather events, the Group's FY07 normalised ROE would be 16.1%.
- The above items in aggregate more than offset the continued strong performance of the Group's Australian long-tail insurance.
- Net income from fee based business increased substantially from $1m in FY06 to $78m in FY07. This was largely attributable to performance bonuses received in the Australian workers' compensation management business. It includes $18m of profits from fee based business in the UK.

- The result includes $301m of pre-tax income from the investment of the Group's shareholders' funds on the back of another year of strong underlying equity market returns. In FY06, the equivalent return from shareholders' funds was $539m. A key driver for this variance was the Group's decision to significantly reduce its exposure to equities during 1H07, effectively freeing up economic capital to support the Group's growing portfolio of insurance risks, which are expected to produce more sustainable and higher quality earnings into the future.
- The FY07 fully franked final dividend of 16.0 cents per share has been maintained at the same level as last year. This brings the total fully franked dividends payable in respect of FY07 to 29.5 cents per share – the same dividend per share as in FY06 – notwithstanding the expanded capital base. This is in accordance with the guidance provided to shareholders since August 2006. The dividend will be underwritten to support acquisitions that the Group expects to complete in the next six months.
- FY07 cash earnings per share (EPS plus amortisation of intangible items) was 36.11 cents per share versus 48.13 cents per share in FY06.
- FY07 net cash flows from operating activities increased by 3.6% to $401m compared to $387m in FY06.

1.1 Operating environment

- Overall, the operating environment continued to be very competitive and challenging in each of the Group's largest markets: Australia and the UK.
- Extreme weather events impacted the Group's operations in Australia and the UK.
- Pricing behaviour overall in the Australian short-tail personal lines markets continued to remain rational while competitive, with the market raising prices modestly over the year – particularly in the home product.
- FY07 was the fourth successive year of falls in premium rates in the Australian commercial insurance market. However, rate reductions this year have been less pronounced in the middle and SME markets, where the Group is active, than in the corporate market, where the Group has only a small footprint. The segment profits continue to be supported by prior year releases from the long-tail business classes.
- New Zealand industry conditions have broadly mirrored those in Australia, except that, as there is very little long-tail insurance in the hands of the private sector in New Zealand, there are no significant long-tail releases available to subsidise underwriting, so the market has tended to price more rationally.
- The Group's Asian businesses in Malaysia and Thailand have continued to grow despite the negative impact that rising fuel prices have had on the demand for motor vehicles.
- The UK private motor insurance market has been subject to intense competition and claims inflation is estimated to be running at 4-5% per annum. The AA British Insurance Premium Index indicates that quoted rates (before discounts) for comprehensive motor insurance have risen around 7.9% since July 2006. The pace of increases has been volatile and very little is reflected in earned premium to 30 June 2007.
- Further information on the Group's performance can be found in the segment commentary in this report.

1.2 Balance sheet strength

- The Group continues to maintain a very strong balance sheet. At 30 June 2007:
  - The Group's net assets totalled $4,832m versus $3,671m as at 30 June 2006. Excluding minority interests, the net assets attributable to holders of ordinary equity were $4,660m, an increase of $1,169m from 30 June 2006. The increase includes $862m, after costs, of new shares issued as part of the funds for the acquisition of Equity Insurance Group which was completed in January 2007. The remaining increase represents the net profit after tax for FY07 less the cash dividend of $255m paid in October 2006.
  - Total debt of $2,017m, including APRA regulatory Tier 1 hybrid capital of $550m, represents 30.2% of the Group's total capitalisation (excluding minority interests) versus 31.2% and 27.1% as at 31 December 2006 and 30 June 2006 respectively.
  - The regulatory capital position, measured as a multiple of APRA's Minimum Capital Requirement (MCR) applied to the Group, remained very strong at 1.67x, ahead of the Group's current benchmark of 1.55x.
  - The Group continues to maintain $550m of fully funded contingent capital off-balance sheet. If the Group exercised its exchange rights into on-balance sheet regulatory capital, this would increase the Group's MCR multiple by 0.27x to 1.94x.
  - Reinsurance recoverables of $970m represented only 4.5% of total assets. This includes around $473m (2.2% of total assets) in respect of outstanding claims for the recent severe Australian storms.
  - The probability of adequacy on outstanding claims was maintained at 90.0%.
- The ratio of short-tail to long-tail insurance based on GWP remains at 80:20, in line with the Group's target. This was set as a measure of risk appetite as long-tail business is inherently more risky and volatile.
- After payment of the 16.0 cents per share final dividend, the Group will still have franking credits of $441m available to support future fully franked distributions of $1,029m and expects to be able to fully frank dividends for the foreseeable future.

1.3 International expansion

- The Group made two significant acquisitions in Europe in FY07, both UK operations:
  - The Hastings business – a leading personal lines motor insurance broker with a Gibraltar domiciled underwriter, which was consolidated from 29 September 2006; and
  - Equity Insurance Group – a leading Lloyd's syndicate motor underwriter and personal lines broker which was consolidated from 1 January 2007.
- Information on both the Hastings and Equity Insurance Group businesses is provided in Section 4.4 of this report.
- The Group also completed its acquisition of the Alba Lloyd's syndicate and its managing agency, now known as Diagonal Underwriting Agency. These operations were consolidated from 3 July 2006.

1.4 Outlook

- The Group expects to continue to grow GWP in the range of 10-12% in FY08 and deliver a return on equity (normalised for investment returns and excluding amortisation of intangible assets) of at least 1.5x WACC subject to no material movement in foreign exchange rates, no catastrophes or large losses beyond our allowances and no major falls in bond values.
- Following the improved GWP trends of 2H07, the reinvigorated Australian personal lines and New Zealand businesses are well positioned to continue to deliver quality returns in competitive markets.
- In the Australian commercial lines business the current level of reserve releases is unlikely to be maintained in the medium term, and once these cross subsidies are exhausted, that could prove to be the catalyst for a move to more rational sustainable pricing. In the interim, the business has begun to increase prices and selectively withdraw capacity from certain short-tail product lines if it believes the rates on offer are insufficient to generate an appropriate rate of return for the risks underwritten.
- A significantly improved financial contribution from the European business is expected as premium rate increases flow into earned premiums, and further cost synergies are realised. It is expected that rates will continue to rise as insurers seek to build a margin over claims inflation.
- The Group continues to investigate potential bolt-on acquisition opportunities, both in the countries in which it is operating and in other regions, to progress its strategy of growing and diversifying its earnings streams in a shareholder accretive fashion, and remains focused on motor led propositions.
- Even though targeting a normalised ROE of 1.5x WACC, the Group does not plan to grow the dividend per share in FY08, having considered the growth aspirations which require capital, the Group's preferred credit rating and its relatively high dividend yield.

2. CONSOLIDATED GROUP FULL-YEAR RESULTS


Insurance Australia Group
General Insurance
Corporate & Investments
Australia
International
Investments
Corporate Costs
Personal Lines
Commercial Lines
New Zealand
Europe
Asian General Insurance Operations
Asian Reinsurance Operations

Insurance Australia Group Limited	Australia	International	Corp & Inv't	Full-year ended Jun 07	Full-year ended Jun 06
	A$m	A$m	A$m	A$m	A$m
Gross written premium	**5,489**	**1,892**	-	**7,381**	**6,435**
Gross earned premium	5,448	1,759	-	7,207	6,537
Reinsurance	(322)	(142)	-	(464)	(405)
Net premium revenue	**5,126**	**1,617**	-	**6,743**	**6,132**
Net claims expense	(3,360)	(1,114)	-	(4,474)	(3,900)
Commission expense	(407)	(157)	-	(565)	(504)
Underwriting expense	(984)	(313)	-	(1,297)	(1,195)
Underwriting profit	**375**	**32**	-	**407**	**533**
Investment income on technical reserves	296	64	-	360	310
Insurance profit	**671**	**96**	-	**767**	**843**
Net corporate expenses	-	(4)	(65)	(69)	(56)
Interest	-	-	(119)	(119)	(86)
Share of profit from associates		5		5	2
Profit/(loss) from fee based businesses	65	13	-	78	1
Investment income on shareholders' funds	-	-	301	301	539
Profit before income tax and amortisation	**736**	**110**	**117**	**963**	**1,243**
Income tax expense				(279)	(373)
Profit after income tax (before amortisation)				**684**	**870**
Minority interests: IMA & MCGI				(77)	(103)
Profit attributable to IAG shareholders (before amortisation)				**607**	**767**
Amortisation	-	-	(55)	(55)	(8)
Profit attributable to IAG shareholders				**552**	**759**
Basic earnings per share (cents)				**32.79**	**47.66**
Diluted earnings per share (cents)				**32.59**	**47.38**

2.1 Insurance ratios


Expense ratio
27.4%
28.0%
27.8%
27.4%
27.7%
27.6%
15.2%
16.2%
16.3%
15.6%
15.7%
15.9%
1H06
2H06
1H07
2H07
FY06
FY07
Administration ratio
Commission ratio
FSL


Loss ratio
64.3%
66.4%
65.4%
69.4%
65.3%
67.5%
63.8%
63.4%
64.4%
68.0%
63.6%
66.4%
1H06
2H06
1H07
2H07
FY06
FY07
Loss Ratio
Immunised Loss ratio


Combined ratio
91.7%
94.4%
93.1%
96.8%
93.1%
95.1%
91.2%
91.4%
92.2%
95.5%
91.3%
94.0%
1H06
2H06
1H07
2H07
FY06
FY07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
15.1%
12.4%
13.3%
9.7%
13.7%
11.4%
1H06
2H06
1H07
2H07
FY06
FY07

2.2 Premiums

- The full-year GWP of $7,381m was 14.7% higher than FY06. The primary contributor to this growth was $725m generated by the UK acquisitions, contributing 11.3% of the growth. The Australian business generated 1.4% of the Group's GWP growth – despite the soft cycle in commercial pricing and the exclusion of a part of the NSW CTP business from the private sector. The balance of 2.0% was generated by the Group's other international operations.

2.3 Reinsurance expense

- The Group's reinsurance expense of $464m represented 6.4% of gross earned premium in FY07 compared to 6.4% of gross earned premium in FY06. The increase is essentially due to aggregate exposures growing faster than gross earned premium in Australia – again due to the soft cycle conditions.

2.4 Claims expense

- The Group's net claims expense increased by $574m or 14.7% to $4,474m. $451m or 11.6% of the increase relates to the UK operations.
- The reported loss ratio increased 2.8% to 66.4%. Adjusting to exclude the impact of increased discount rates applicable to claims reserves in both years, the immunised loss ratio increased 2.2% from 65.3% to 67.5% in FY07. The key components of the change were:
  - An increase of $61m in the cost of storm claims in Australia, adding nearly 0.9% to the Group loss ratio. These storm costs include the June 2007 Storms in FY07;

- An increase of $75m in net reserve releases in Australia – reducing the Group loss ratio by 1.1%;
- Lower underlying profitability in commercial lines for the FY07 business as a result of the softening rates. Other than the storms noted above, loss experience was not unusually high or low; and
- Higher loss ratios in the International segment, outside New Zealand. These businesses are an increasing component of the Group's result and the higher loss ratios incurred added to the overall loss ratio.

2.5 Insurance operating expenses

- The Group's expense ratio has improved slightly to 27.6% in FY07 (27.7% in FY06).
- An increase in the commission ratio by 0.2% to 8.4% in FY07, compared to 8.2% in FY06, was more than offset by a 0.3% improvement in the administration ratio from 19.5% to 19.2% in FY07. This was achieved despite increased volumes of business written with lower average premiums in commercial lines and CTP. Savings were generated in Australia, and the UK business has a lower administration ratio, which improves the Group's overall administration ratio. These benefits were largely consumed by investment in new systems for the direct business in New Zealand and establishing the Asian reinsurance operations.

2.6 Corporate expenses

- Corporate expenses increased by $13m from $56m to $69m in FY07. The increase largely reflects costs incurred in pursuing offshore business development opportunities. These expenses include the NSW Insurance Protection Tax (IPT). The NSW Government levied this tax on insurance company shareholders following the collapse of HIH in 2001. It remains in force and costs the Group's shareholders approximately $20m before tax per annum. The legislation prohibits the recovery of this levy from policyholders and, for this reason, it is not included in the insurance result.

2.7 Interest

- The increase in interest expense by $33m to $119m in FY07 compared to FY06 largely reflects interest paid on additional debt raised during the year to fund the acquisition of the businesses in the UK.

2.8 Share of profits from associates

- The $5m share of profits from associates arises from:
    - The Group's 30% interest in AmAssurance in Malaysia. It increased to $7m in FY07 from $2m in FY06, reflecting a full-year's ownership in FY07 and continued strong performance from the business; and
    - A $2m loss was sustained in Arista, a start-up UK underwriting agency in which the Group has a 25.6% interest.

2.9 Profits from fee based business

- The profits from fee based business increased from $1m in FY06 to $78m in FY07. The two key components were:
  - Incentive fees of $55m on prior period performance for the fee based management of workers' compensation business underwritten by the NSW and Victorian Governments were the most significant component. While incentive fees are a goal for every year, the FY07 result is not regarded as sustainable as it included settlement of prior year entitlements under a mechanism that is no longer applicable; and
  - The first fee contribution from the UK business of $18m, of which $14m comprised profit from broking. This contribution is expected to increase, both due to the inclusion of a full-year's contribution in FY08 and the underlying growth in the business and its profitability.

2.10 Investment returns

- Investment income on technical reserves increased from $310m in FY06 to $360m in FY07. The total pre-tax return achieved on the assets in FY07 was 4.4%, up from 3.7% in FY06. Returns were broadly in line with benchmarks.
- The total pre-tax return from the shareholders' funds portfolios was 13.1% for FY07 (FY06: 20%) contributing $301m to the Group's results for the financial year compared with $539m in FY06. These returns include an overall negative active return for the first time in four years and the change in the strategic asset allocation during 1H07 which led to a reduction in the Group's equity exposures. Fixed interest and cash represented 57.3% of the Group's Australian and New Zealand shareholders' fund portfolio assets as at 30 June 2007 compared to 11.3% as at 30 June 2006.

2.11 Tax expense

- The effective tax rate was 30.7% for FY07, an increase of approximately 0.5% from FY06, reflecting the strain of additional amortisation costs, partially offset by lower overall effective tax rates of the Group's international operations.
- The effective tax rate on the profit before amortisation was 29.0% - a 1% improvement from 30.0% in FY06.
- A full-year's contribution from the UK businesses in FY08 and the reduction in the UK tax rate from 30% to 28%, which is effective for FY08, will assist in improving the underlying effective tax rate and mitigate the impact of a full-year's expense for amortisation on the reported tax rate for FY08.

2.12 Amortisation

- The increase in amortisation expense from $8m in FY06 to $55m in FY07 is due to commencing amortisation of identifiable intangibles from acquisitions during FY07. The amortisation expense is expected to increase in FY08 to $79m (subject to no further acquisitions, exchange rate movements and changes in the useful life or impairment of intangible assets). Refer to page 47 for a schedule of expected amortisation expense for the next five years.

2.13 Difference in reporting treatment

- With effect from 1 January 2007, the Group no longer reallocates the element of the international captive's result back to New Zealand. The comparatives for 1H07, when the international captive commenced operations, have not been restated.

Insurance Australia Group

3 AUSTRALIAN GENERAL INSURANCE

Australia	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	2,697	2,703	2,689	2,800	5,400	5,489
Gross earned premium	2,796	2,706	2,750	2,698	5,502	5,448
Reinsurance expense	(152)	(141)	(154)	(168)	(293)	(322)
Net premium revenue	2,644	2,565	2,596	2,530	5,209	5,126
Net claims expense	(1,715)	(1,616)	(1,672)	(1,688)	(3,331)	(3,360)
Commission expense	(208)	(206)	(201)	(206)	(414)	(407)
Underwriting expense	(517)	(513)	(497)	(487)	(1,030)	(984)
Underwriting profit	204	230	226	149	434	375
Investment income on technical reserves	180	100	159	137	280	296
Insurance profit	384	330	385	286	714	671
Profit from fee based business	1	7	27	38	8	65
Total Australia result	385	337	412	324	722	736
Insurance ratios						
Loss ratio	64.9%	63.0%	64.4%	66.7%	63.9%	65.5%
Expense ratio	27.4%	28.1%	26.9%	27.4%	27.7%	27.1%
Commission ratio	7.9%	8.0%	7.8%	8.1%	7.9%	7.9%
Administration ratio	19.6%	20.0%	19.1%	19.3%	19.8%	19.2%
Combined ratio	92.3%	91.1%	91.3%	94.1%	91.7%	92.7%
Insurance margin (before tax)	14.5%	12.9%	14.8%	11.3%	13.7%	13.1%



Expense ratio
27.4%
28.1%
26.9%
27.4%
27.7%
27.1%
1H06
2H06
1H07
2H07
FY06
FY07
Administration ratio
Commission ratio
FSL



Loss ratio
65.5%
66.5%
65.6%
68.6%
66.0%
67.1%
64.9%
63.0%
64.4%
66.7%
63.9%
65.5%
1H06
2H06
1H07
2H07
FY06
FY07
Loss Ratio
Immunised Loss ratio



Combined ratio
92.9%
94.6%
92.5%
96.0%
93.7%
94.2%
92.3%
91.1%
91.3%
94.1%
91.7%
92.7%
1H06
2H06
1H07
2H07
FY06
FY07
Combined Ratio
Immunised Combined Ratio



Insurance margin (before tax)
14.5%
12.9%
14.8%
11.3%
13.7%
13.1%
1H06
2H06
1H07
2H07
FY06
FY07

- The Australian General Insurance portfolio comprised 74% of the Group GWP compared to 84% in FY06. This reflects the continued diversification of the Group's business, primarily driven by the recent acquisition of the UK businesses.
- The Australian General Insurance GWP is comprised of 71% Australian Personal Lines and 29% Australian Commercial Lines. This mix remains unchanged from FY06.
- The Group's Australian market share, based on APRA GWP, was 20.4% for the quarter ending 31 March 2007 compared to 19.7% for the quarter ending 31 December 2006.
- The FY07 margin of 13.1% compares with 13.7% for FY06. The key components of the movement in margin are:
  - Lower earned premiums due to prior year reductions in GWP;
  - Lower average premiums for the same risks in commercial lines and CTP;
  - Increased average premiums in short-tail personal lines distributed directly and through Affinity partners;
  - Total storms costs of $374m in FY07 relative to $313m in FY06;
  - Continued reserve releases from long-tail classes. This included a revision to the calculation of risk margins in CTP to better reflect the Group's experience and some sharing of the benefits of greater diversification provided by the acquired UK operations; and
  - Lower active return on invested technical reserves.
- An overview of the impact from storms, net of reinsurance, and reserve releases for the Australian segment, is shown below.

	Storms FY06	Reserve Releases FY06	Storms FY07	Reserve Releases FY07
	A$m	A$m	A$m	A$m
Australian Personal Lines	(216)	106	(328)	204
Australian Commercial Lines	(97)	304	(46)	281
Total	(313)	410	(374)	485
Impact on Australian segment loss ratio	(6.0%)	7.9%	(7.3%)	9.5%

- The 2H07 result includes the net cost of the June 2007 Storms. Whilst the net cost to the Group of $169m (pre-tax) was similar to the net cost for Cyclone Larry in 2H06 of $165m (pre-tax), the impact across the Australian business lines differed as follows:

	2H06 Cyclone Larry	2H07 June 2007 Storms
	A$m	A$m
Australian Personal Lines		
- Direct	6	79
- Affinity	29	25
- Broker/agent	33	26
Total APL	68	130
Australian Commercial Lines	97	38
Total Australia	165	169

- More detail is provided by business line in the following pages.

3.1 Australian Personal Lines

Australian Personal Lines	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	1,936	1,924	1,923	1,986	3,860	3,909
Gross earned premium	1,973	1,917	1,951	1,931	3,890	3,882
Reinsurance expense	(71)	(66)	(76)	(87)	(137)	(163)
Net premium revenue	1,902	1,851	1,875	1,844	3,753	3,719
Net claims expense	(1,305)	(1,227)	(1,312)	(1,280)	(2,532)	(2,592)
Commission expense	(122)	(124)	(122)	(120)	(246)	(242)
Underwriting expense	(350)	(359)	(345)	(337)	(709)	(682)
Underwriting profit	125	141	96	107	266	203
Investment income on technical reserves	121	77	107	106	198	213
Insurance profit	246	218	203	213	464	416
Insurance ratios						
Loss ratio	68.6%	66.3%	70.0%	69.4%	67.5%	69.7%
Expense ratio	24.8%	26.1%	24.9%	24.8%	25.4%	24.8%
Commission ratio	6.4%	6.7%	6.5%	6.5%	6.6%	6.5%
Administration ratio	18.4%	19.4%	18.4%	18.3%	18.9%	18.3%
Combined ratio	93.4%	92.4%	94.9%	94.2%	92.9%	94.5%
Insurance margin (before tax)	12.9%	11.8%	10.8%	11.6%	12.4%	11.2%


Expense ratio
24.8%
26.1%
24.9%
24.8%
25.4%
24.8%
1H06
2H06
1H07
2H07
FY06
FY07
Administration ratio
Commission ratio
FSL


Loss ratio
69.0%
68.7%
70.9%
70.6%
68.9%
70.7%
68.6%
66.3%
70.0%
69.4%
67.5%
69.7%
1H06
2H06
1H07
2H07
FY06
FY07
Loss Ratio
Immunised Loss ratio


Combined ratio
93.8%
94.8%
95.8%
95.4%
94.3%
95.6%
93.4%
92.4%
94.9%
94.2%
92.9%
94.5%
1H06
2H06
1H07
2H07
FY06
FY07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
12.9%
11.8%
10.8%
11.6%
12.4%
11.2%
1H06
2H06
1H07
2H07
FY06
FY07

3.1.1 Overview

- GWP in Australian Personal Lines for FY07 has grown by $49m or 1.3% compared to FY06, with growth in all channels. The growth in the short-tail portfolios was partly offset by lower premiums in the long-tail portfolio, primarily due to the introduction of Lifetime Care & Support Scheme (LTCS) in NSW CTP, which reduced GWP by around $51m in FY07. Adjusting for the impact of LTCS, GWP growth in FY07 was 2.6%. Short-tail GWP was up 3.3% on FY06, versus a 2.6% decline in the prior year.
- 2H07 GWP growth of 3.3% on 2H06 was largely driven by the momentum in the direct short-tail business and strong growth in the Affinity and Broker/agent channels.
- The Australian Personal Lines business produced an insurance profit of $416m and an insurance margin of 11.2% for FY07, compared to an insurance profit of $464m and an insurance margin of 12.4% in FY06. The reduction in insurance margin has been driven by a higher loss ratio in the Broker/agent channels with higher claims costs from storms being offset by higher reserve releases. An overview of the impact from storms, net of reinsurance, and reserve releases is shown below.

	Storms	Reserve Releases/ (Strengthening)	Storms	Reserve Releases/ (Strengthening)
	FY06	FY06	FY07	FY07
	A$m	A$m	A$m	A$m
Direct	(108)	105	(215)	196
Affinity	(55)	-	(58)	10
Broker/agent	(53)	1	(55)	(2)
Total Australian Personal Lines (APL)	(216)	106	(328)	204
Impact on APL loss ratio	(5.8%)	2.8%	(8.8%)	5.5%

- By channel, excluding the effect of major storms:
  - The Direct personal lines results included increased reserve releases on long-tail, improved average claims cost and increased sales on largely the same cost base;
  - The Affinity channel benefited from successfully implementing improved pricing. Rates in this channel had not been sufficiently aligned to cost outcomes in recent periods; and
  - The Broker/agent channel sells personal insurance, often on fine rates, as part of an overall product relationship package in order to secure the commercial business. Initiatives have been implemented to improve the rating adequacy for this book.
- The FY07 net claims expense includes a favourable adjustment of $39m or 1.0% of NEP from an increase in discount rates applied to claims reserves due to higher interest rates. The prior comparatives, which were also benefits, were $52m or 1.4% in FY06. On a half-year basis, the benefits were $22m or 1.2% in 2H07, $17m or 0.9% in 1H07 and $44m or 2.4% in 2H06. Counteracting the positive impact of the movement in discount rates on net claims expense was the reduction in the investment income from technical reserves.
- On an immunised basis (i.e. excluding the impact of discount rate adjustments), the FY07 loss ratio of 70.7% compares to 68.9% in FY06.
- The Australian Personal Lines segment has been further dissected by channel.

3.1.2 *Direct channel*

The direct channel includes business distributed under the NRMA brand in New South Wales, Queensland, ACT and Tasmania, the SGIO brand in Western Australia, the SGIC brand in South Australia and the RACV[1] brand in Victoria. Products are primarily short-tail (motor and home) and long-tail (CTP).

DIRECT	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	1,452	1,452	1,419	1,470	2,903	2,889
Gross earned premium	1,492	1,448	1,455	1,433	2,939	2,888
Reinsurance expense	(45)	(44)	(49)	(51)	(89)	(100)
Net premium revenue	1,446	1,404	1,406	1,382	2,850	2,788
Underwriting profit	109	207	100	167	316	267
Investment income on technical reserves	107	61	93	92	168	185
Insurance profit	216	268	192	259	484	452
Insurance ratios						
Combined ratio	92.4%	85.3%	92.9%	87.9%	88.9%	90.4%
Insurance margin (before tax)	14.9%	19.1%	13.7%	18.8%	17.0%	16.2%

GWP – Direct channel

- Strong growth in the direct short-tail portfolio has been offset by industry wide reductions in GWP in the long-tail portfolio due to the impact of LTCS on NSW CTP. The implementation of the LTCS scheme in October 2006 reduced premiums collected by $13m for 1H07 and $38m in 2H07. After adjusting for the impact of LTCS, the underlying growth in the direct portfolio for FY07 was 1.3% relative to FY06. On a half-year basis, the GWP for 2H07, after adjusting for the impact of LTCS, represented underlying growth of 5.3% and 3.9% on 1H07 and 2H06 respectively. It is expected that the full implementation of LTCS will reduce FY08 GWP by an additional $60m.
- The momentum in the direct short-tail business, representing 80% of the direct portfolio, was apparent in 2H07 with GWP growth of 4.7% on both 1H07 and 2H06 and FY07 growth of 1.9% relative to FY06. Growth was achieved nationally in both home and motor products relative to 2H06, at 4.1% and 5.7% respectively. In the largest market of NSW GWP for 2H07 grew by 4.0% on 2H06 and the second largest state of Victoria grew by 3.3% on 2H06 with growth in both home and motor products in both states. All other states also achieved growth in 2H07 relative to 2H06 with Queensland and Western Australia experiencing strong growth of 13.0% and 11.1% respectively.

[1] RACV brand is not owned by IAG. RACV has a 30% interest in IMA, the Group's short-tail underwriter of direct personal lines insurance in NSW and Victoria.

- Direct short-tail GWP split by state is shown below.

Direct Personal Lines Short-tail GWP by State
FY07


2.2%
5.3%
5.3%
QLD
SA/TAS
WA
VIC
25.4%
NSW/ACT
61.8%

- The 2H07 growth in the direct short-tail portfolio was driven by both price and volume gains.
  - Whilst pricing in the short-tail market continues to be competitive, the 2H07 average premium for the direct short-tail business increased by 3.6% relative to 1H07 and 2.5% relative to 2H06. The average premium increases reflect the outcomes of a segmented pricing approach at a state and regional level, particularly in the motor portfolio, with increasing sums insured and fire service levy increases in the NSW and Victorian home portfolio.
  - Business volumes for the short-tail portfolio in 2H07 grew by 1.5% on 2H06 and 0.8% on 1H07 with growth being driven by strong marketing campaigns and selective competitive pricing positions. The volume growth was in both new business and renewal business volumes with due renewal and retention rates remaining above 90% and 80% respectively.
  - In the core state of NSW, home market share[2] is growing faster than the market growth rate and the motor market share[3] is at or near the market growth rate.
- Excluding the impact of LTCS, the long-tail portfolio, representing 20% of the direct portfolio, delivered underlying GWP growth in 2H07 of 7.8% on 1H07 and 0.9% on 2H06 with FY07 GWP declining by 1% relative to FY06. The growth was all volume, with rates reducing on the back of increased competition.
- The Group's share of the long-tail key market of NSW CTP has increased and reached the target market share (based on registrations for the year) of 38%. In Queensland CTP, market share increased to 3.7% with a 35% lift in volumes during FY07 as a result of increased advertising and brand awareness in this market. The Group continues to be the sole CTP underwriter in ACT.

---

[2] *Based on ISA and HIA data for June 2007 quarter and ABS data for March 2007 quarter.*

[3] *Based on ISA and ICA data for June 2007 quarter.*

Insurance margin – Direct channel

- The FY07 insurance margin for the direct channel decreased to 16.2% from 17.0% in FY06. The key driver for this reduction was the lower earned premiums from lower GWP in prior periods. Higher storm costs were largely offset by higher reserve releases. The trend in earned premium is expected to reverse in FY08.
- Higher frequency and severity of storms in FY07 resulted in net storm losses of $215m, which was $107m higher than FY06. In 2H07, net storm losses of $142m were almost double that of 1H07 and four times higher than 2H06. The major event in 2H07 was the June 2007 Storms, with net losses of more than $79m and approximately 27,000 claims. The direct book had only modest claims exposure of $6m to Cyclone Larry in 2H06.
- Excluding storms, underlying claims experience in the direct short-tail portfolio was relatively stable in FY07 as a result of the following counteracting factors:
  - Whilst FY07 motor collision frequency continues to be lower than long term averages, it was higher than FY06 due to wetter weather conditions and improved new business volumes;
  - Savings from lower average claims costs in motor. A number of initiatives were implemented during FY07 that has allowed the business to better manage claims costs and partly offset inflationary pressures. These initiatives included an increase in the number of field assessors to focus on individual repairs;
  - Lower claims frequency in home was offset by higher average claims costs due to the increasing cost of burglary and fire related claims;
  - Managing the impact of inflation on key input costs continues to be a challenge. Claims inflation for the period was influenced by the following factors:
    - In motor, the cost of car parts increased by 1.5% for the year ended 30 June 2007, as measured by the Group's car parts pricing index;
    - In home, building materials increased by 3.7% and construction wages increased by 5% as measured by ABS statistics for the year ended March 2007; and
    - General wages have increased by 3.9% as measured by ABS statistics for the year ended March 2007.
  - This compares to a CPI increase of around 2.1%[4] for the year ended 30 June 2007.
  - The reserve releases in the direct channel are largely in respect of the CTP portfolio. The FY07 reserve releases of $196m were $91m higher than FY06 due to changes in claims costs assumptions and reduced risk margins.

Customers and market position – Direct channel

- Some key outcomes of customer measures during FY07 included:
  - Achieving a customer satisfaction index (Claims and Sales & Service) of 83 for June 2007. This is 3 points higher than the same period last year. National Claims & Assessing improved by three points to 82 and Retail Sales & Service by two points to 84. The combined competitor customer satisfaction index of 82 is the same as last year, placing the direct business slightly ahead of the market; and
  - Total average monthly (excluding Claims) complaints over 2H07 have continued the improving long-term trend, maintaining the complaints/policies ratio at 0.013%, well within the business' target range.

[5] Australian Bureau of Statistics

- Focus on an improved customer experience continues to be delivered through the Claims Customer Paradigm Program by improving the claims experience for the customer. This has been reflected in strong renewal rates, particularly of those who have experienced the Group's claims service. Some of the initiatives undertaken during FY07 as part of this program include claims consultants being located within repair management centres and "Drop & Go" services at these centres resulting in reduced customer waiting times.
- The short-tail portfolio has maintained its strong competitive position across all core products (motor and home) in all states. The focus of the portfolio's marketing effort continues to be communication through the highest profile media channels of the motor lead acquisition and retention messages emphasising attributes such as recognition and rewards.

3.1.3 *Affinity channel*

The Affinity channel comprises business distributed through key partnerships such as financial institutions and motor dealerships. Products are all short-tail (home, motor, travel warranty, gap and consumer credit).

AFFINITY	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	**342**	**321**	**345**	**349**	**663**	**694**
Gross earned premium	**326**	**318**	**336**	**338**	**644**	**674**
Reinsurance expense	(17)	(14)	(19)	(27)	(31)	(46)
Net premium revenue	**309**	**304**	**317**	**311**	**614**	**628**
Underwriting profit	**12**	**(28)**	**10**	**(19)**	**(16)**	**(9)**
Investment income on technical reserves	11	13	11	11	24	22
Insurance profit	**23**	**(15)**	**21**	**(8)**	**8**	**13**
Insurance ratios						
Combined ratio	96.1%	109.2%	96.9%	106.0%	102.6%	101.4%
Insurance margin (before tax)	7.5%	(5.0%)	6.6%	(2.6%)	1.3%	2.1%

GWP – Affinity channel

- During FY07, the portfolio achieved strong growth of 4.7% relative to FY06. On a half-year basis, 2H07 grew by 1.2% on 1H07, and 8.7% on 2H06. The growth in the portfolio was mainly driven by:
  - Securing the motor portfolios of existing distributors in 1H07;
  - Volume growth in the home portfolio, particularly the landlord product; and
  - Rate increases within the Home and Landlord portfolios implemented in November 2006.
- The growth in the portfolio reflects the business' discipline of investing in processes and systems to form and manage effective strategic partnerships. This has led to an increase in renewal rates to 86% for FY07 compared to 82% for FY06 including the securing of renewals for key strategic partnership contracts, which will support further growth.
- The Affinity business had decreased its aggregate exposure in Far North Queensland over the past two years by 2%. The Group continues to monitor the exposure in the region consistent with the Group's strategy of disciplined underwriting.

- The increase in reinsurance expense of around $15m for FY07 was primarily due to a strategic partnership contract gained in 1H07, which included a quota share arrangement with the distributor. The quota share arrangement facilitates the alignment of shared goals between the Group and the distributor.

Affinity GWP by State*
FY07


16.0%
NSW/ACT
30.0%
Swann
VIC
20.8%
QLD
WA
3.2%
17.7%
12.3%

**Swann business is reported in total (i.e. national basis)*

Insurance margin – Affinity channel

- The FY07 insurance margin of 2.1% and FY06 insurance margin of 1.3% represent an opportunity for improvement to the Group. The volatility in the insurance margin between the half-year periods reflects the occurrence of the severe weather events in 2H06 and 2H07.
- The major event in 2H07 was the June 2007 Storms with net losses of around $25m. Net costs for Cyclone Larry in 2H06 were $29m.
- Rate increases were implemented in November 2006 and April 2007. The benefits of these targeted price increases are expected to flow through in FY08.

Customers and market position – Affinity channel

- This channel is highly competitive with ongoing industry consolidation within the small and mid-tier financial institutions and vertical integration within the motor dealer channel. The business views its core value proposition is to deliver innovative systems and products to the market to strengthen its position as a key link in the distribution chain.

3.1.4 *Broker/agent channel*

The Broker/agent channel comprises business sold through intermediaries, authorised representatives and underwriting agencies. Products are all short-tail (home and motor). The personal lines products sold via the Broker/agent channel are generally sold as an accommodation class for commercial lines business.

BROKER/AGENT	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	**142**	**151**	**159**	**168**	**294**	**326**
Gross earned premium	**155**	**153**	**159**	**161**	**308**	**320**
Reinsurance expense	(9)	(8)	(8)	(8)	(17)	(16)
Net premium revenue	**146**	**145**	**151**	**152**	**290**	**304**
Underwriting profit	**4**	**(37)**	**(14)**	**(40)**	**(33)**	**(54)**
Investment income on technical reserves	3	3	3	4	6	7
Insurance profit	**7**	**(33)**	**(11)**	**(36)**	**(27)**	**(47)**
Insurance ratios						
Combined ratio	97.5%	125.4%	109.3%	125.9%	111.4%	117.7%
Insurance margin (before tax)	4.7%	(23.1%)	(7.2%)	(23.6%)	(9.2%)	(15.4%)

GWP – Broker/agent channel

- GWP for FY07 grew by 10.9% on FY06 with improvement in 2H07 of 5.7% on 1H07 and 11.3% on 2H06. The growth was driven by strong renewals from customer-focussed strategies and risk-based pricing increases in the portfolio.
- The growth was achieved despite half this business being sourced from rural/regional Australia, where continued drought conditions have put pressure on premium. The risks in-force for the business as at 2H07 has remained relatively stable on 1H07, but is marginally down relative to 2H06.
- The growth strategy for this portfolio is to align premiums to technical rates as a priority and focus on customer service initiatives.
- The financial performance of the Broker/agent channel should be viewed together with Australian commercial lines as the overall pricing is considered on a total customer basis.

Broker/agent GWP by State
FY07


16.7%
21.3%
NSW/ACT
QLD
18.4%
VIC
WA
33.2%
10.4%

IAG
Insurance Australia Group

Broker/agent GWP by Channel
FY07



12.5%
4.6%
Corporate
Commercial
Regional
& Rural
51.3%
31.6%

Insurance margin – Broker/agent channel

- The negative insurance margins in FY07 and FY06 are primarily a result of the high loss ratios in this channel, which is finely priced because the policyholder's commercial business is desirable. As previously noted, this business is primarily sold as an accommodation class with commercial insurance and the margin should be considered in that context.
- The loss ratio has been significantly impacted by severe weather events, particularly in 2H06 and 2H07.
    - 2H06 included $33m net costs from Cyclone Larry;
    - 1H07 included a number of smaller weather events that impacted the portfolio, such as the Canberra hailstorm and Armidale storm which cost around $10m; and
    - 2H07 included $26m net costs from the June 2007 Storms.
- Excluding severe weather events the underlying loss ratio continued to deteriorate during FY07.
- There have been a number of measures implemented during FY07 to improve the underlying loss ratio, including:
    - A move to risk-based pricing, by increasing premiums towards technical rates in selective portfolios. This commenced in November 2006 and the full impact will flow through in FY08; and
    - Ongoing focus on improving claims handling and management processes to reduce time in managing claims and reduce expenses.

3.2 Australian Commercial Lines

Australian Commercial Lines	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	761	778	766	814	1,539	1,580
Gross earned premium	823	788	799	767	1,611	1,566
Reinsurance expense	(81)	(76)	(78)	(81)	(157)	(159)
Net premium revenue	743	712	721	686	1,454	1,407
Net claims expense	(411)	(388)	(360)	(408)	(799)	(768)
Commission expense	(87)	(83)	(79)	(86)	(170)	(165)
Underwriting expense	(167)	(154)	(152)	(150)	(321)	(302)
Underwriting profit	78	87	130	42	164	172
Investment income on technical reserves	59	23	52	31	83	83
Insurance profit	137	110	182	73	247	255
Profit from fee based business	1	7	27	38	8	65
Total commercial line result	138	117	209	111	255	320
Insurance ratios						
Loss ratio	55.3%	54.5%	49.9%	59.5%	55.0%	54.6%
Expense ratio	34.2%	33.2%	32.1%	34.4%	33.8%	33.2%
Commission ratio	*11.7%*	*11.6%*	*10.9%*	*12.5%*	*11.7%*	*11.7%*
Administration ratio	*22.5%*	*21.6%*	*21.2%*	*21.9%*	*22.1%*	*21.5%*
Combined ratio	89.4%	87.7%	82.0%	93.9%	88.7%	87.8%
Insurance margin (before tax)	18.5%	15.5%	25.2%	10.6%	17.0%	18.1%



Expense ratio
34.2%
33.2%
32.1%
34.4%
33.8%
33.2%
7.9%
5.9%
5.7%
6.4%
7.0%
6.1%
11.7%
11.6%
10.9%
12.5%
11.7%
11.7%
14.5%
15.7%
15.5%
15.5%
15.1%
15.4%
1H06
2H06
1H07
2H07
FY06
FY07
Administration ratio
Commission ratio
FSL



Loss ratio
56.4%
61.0%
51.8%
63.2%
58.7%
57.4%
55.3%
54.5%
49.9%
59.5%
55.0%
54.6%
1H06
2H06
1H07
2H07
FY06
FY07
Loss Ratio
Immunised Loss ratio



Combined ratio
90.5%
94.2%
83.9%
97.6%
92.5%
90.5%
89.4%
87.7%
82.0%
93.9%
88.7%
87.8%
1H06
2H06
1H07
2H07
FY06
FY07
Combined Ratio
Immunised Combined Ratio



Insurance margin (before tax)
18.5%
15.5%
25.2%
10.6%
17.0%
18.1%
1H06
2H06
1H07
2H07
FY06
FY07

3.2.1 *Overview*

- During 2H07, the soft cycle conditions in the commercial insurance market continued, with competition intensifying across all major lines. The Group's market share remains constant relative to the key domestic competitors, but there have been some aggressive overseas players operating in the middle and SME markets. There has also been continued intense competition in the WA workers' compensation market.
- Against this backdrop, the Australian Commercial Lines business recorded GWP in FY07 of $1,580m, a 2.7% increase over the prior year, and delivered an insurance margin of 18.1%, up from 17% for FY06.
- The overall result for Australian Commercial Lines continues to benefit from reserve releases, particularly in the long-tail portfolio.
- The performance in 2H07 has been impacted by the June 2007 Storms, Gippsland storms and an increase in large losses relative to 1H07.

3.2.2 *Premiums*

- The Australian commercial insurance market remains soft, with premium under pressure in all market segments. The recent weather related claims events may hasten the end of the cycle however a complete turnaround still seems uncertain with capacity still being maintained in all key segments of the market. While continued good experience in most long-tail classes is supporting ongoing premium reductions, the ability to withstand further price reductions in short-tail classes is very limited. Accordingly, the Group intends to start implementing selective rate increases in 1H08 within key portfolios.
- Despite experiencing pressure on premium rates, Australian Commercial Lines generated GWP of $814m for 2H07 from improved retention. This was 6.3% ahead of the $766m achieved in 1H07, which is consistent with the seasonality of the business with a higher proportion of renewals occurring in June and $36m or 4.6% better than 2H06.
- Over FY07 average premiums reduced by around 3% across the portfolio.
- The Group continued to apply its underwriting discipline by binding risk at sustainable rates, rather than pursuing unprofitable market share. New business is difficult to obtain at acceptable pricing levels. However, this has been offset by an improvement in retention rates with the implementation of value add/product extension strategies (e.g. the award winning Risk Radar tool, re-development of websites and expansion of the CGU Connect product suite).
- The impact of softening rates and strong competition in workers' compensation, which represents approximately 14% of the Group's Australian commercial business, was offset by an increase in wage growth, particularly in WA. The Group retained the majority of its workers' compensation portfolio in the June 2007 renewal period.
- The overall mix of business between short-tail and long-tail commercial lines remained stable at around 61:39.
- Exposure, as measured by sums insured, in Far North Queensland has increased by 13% over the past year as a result of growth in sums insured which is likely due to improved awareness of under-insurance in the region.

3.2.3 *Claims*

- The immunised loss ratio of 57.4% for FY07 improved by 1.3% against FY06. The driver behind the improvement relates to a reduction in severe weather events offset by lower reserve releases as shown below.

	1H06	2H06	1H07	2H07	FY06	FY07
	A$m	A$m	A$m	A$m	A$m	A$m
Reserve releases	108	196	115	166	304	281
Severe storms	-	(97)	(8)	(38)	(97)	(46)
Total	108	99	107	128	207	235
Impact on ACL loss ratio	14.5%	13.9%	14.8%	18.7%	14.2%	16.7%

Note 1: Reserve releases include the benefit of Group diversification in addition to underlying portfolio reserve releases. The amounts quoted above may differ to prior disclosure which did not include diversification benefits.

- The severe weather events impacting the loss ratio included:
  - 2H07 included $38m net costs from the June 2007 Storms; and
  - 2H06 included $97m net costs from Cyclone Larry.
- Reserve releases for FY07 were $281m reflecting the continued positive experience emerging as a result of prudent past reserving and some sharing of the benefits of greater diversification provided by the acquired UK operations.
- The FY07 net claims expense includes a favourable adjustment of $39m from the effect of higher discount rates applied to claims reserves due to higher interest rates. The prior comparatives were a $55m benefit in FY06. On a half-year basis, the benefits were $25m or 3.7% in 2H07, $14m or 1.9% in 1H07 and $46m or 6.5% in 2H06. Counteracting the positive impact of the movement in discount rates on net claims expense was the reduction in the investment income from technical reserves.
- The 2H07 immunised loss ratio of 63.2% increased from 61.0% in 2H06, driven largely by increased short-tail losses.

3.2.4 *Expenses*

- The FY07 expense ratio of 33.2% improved from 33.8% in FY06 as a result of a continued focus to contain expenses in a market where premium is under pressure. The reduction in expenses of $24m is due to lower fire service levy expenses and reduced administration expenses.
- The commission ratio has remained fairly constant across periods at 11.7% for both years and within lines of business. It is expected that commission rates will increase in the near future as higher commission structures will be in place to support growth and retention.

3.2.5 *Customers*

- A core element of Australian Commercial Lines' strategy for long term profitability throughout the insurance cycle is to maintain effective relationships with intermediaries and improve levels of service and product offerings. This effort has ensured customer retention on policies available for renewal remains above 80%.
- The implementation and enhancement of e-business is seen as key to sustaining and growing the commercial lines business and during FY07 this has been a focus. There has been a continued trend towards direct and/or online distribution in the core SME market.
- During FY07, there was a solid increase in premium transacted on the Sunrise Exchange platform with a 6.3% increase on FY06.

3.2.6 *Fee based businesses/managed schemes*

- The net contribution from fee based business of $65m in FY07 was significantly higher than the $8m contribution in FY06. The majority of the increase relates to incentive payments from prior years in the workers' compensation business where the Group manages government underwritten workers' compensation businesses in NSW and Victoria.
- The incentive payments include bonus payments of $14m in 1H07 for the Victorian scheme and $41m, mainly in 2H07, for the NSW scheme. The bonuses relate to an improvement in claims liabilities as assessed by Victorian WorkCover Authority's Valuation Actuary and a positive performance in the loss ratio measure for NSW. The incentives are assessed in arrears and only included in profit on confirmation or receipt due to the uncertainty of the amounts.
- The return on expenses, excluding bonus payments for fee based business, improved to 9.6% in FY07 compared to 5.9% in FY06.
- In late 2006 an e-business tool known as ".Live", a web-based system developed in-house, was introduced in NSW to enable clients and intermediaries to obtain quotes and register policies, request certificates of currency and lodge initial notification of injuries. This tool is unique to the Group in NSW and has provided a considerable competitive advantage to NSW workers' compensation business in the SME direct portfolio. It has already enabled the Group to reduce the number of outstanding proposals requiring follow-up by 90%.
- The Group has market shares as at 30 June 2007 in the order of 30% in Victoria and 20% in NSW. Continued strong competition is anticipated in the market nationally, with a specific focus on corporate and national account clients. Management has increased the focus on proactive national account management and this enabled retention at 30 June 2007 of 95% compared to 91% at 30 June 2006 for workers' compensation national accounts. Retention and new business opportunities at 30 June 2007 and improvements in customer satisfaction and feedback provide strong lead indicators for future growth in market share in our workers' compensation business in line with our strategy.
- The Group continues to work with the NSW and Victorian workers' compensation authorities to assist in moves to increase the uniformity of workers' compensation schemes and safety regulations to lower costs and improve efficiencies for businesses operating in multiple states. The key areas of focus are the administrative processes for premium payment and the delivery of workers' compensation, workplace safety arrangements based on the highest occupational health and safety standards and administrative arrangements for the regulation of self-insurers. The most recent customer satisfaction surveys have shown a significant improvement in NSW and stable results for Victoria. These businesses are expected to deliver between $17m-$22m pa of net fees.
- The premium funding business generated net income before tax of $3.8m in FY07. This market experienced increased competition from large financial institutions and has resulted in a reduction in loans written. Loans outstanding as at 30 June 2007 were $110m representing a 16% fall from 30 June 2006. On 17 August 2007, a contract was entered into for the sale of the existing and ongoing loan business of CGU Premium Funding Pty Limited. It is expected that the transaction will be completed in September 2007.

3.2.7 *Discontinued business*

Inwards reinsurance

- The net provision for the outstanding claims on this portfolio, which went into run-off in 2001, is approximately $63m in FY07 compared to $76m in FY06. This reduction was due to appreciation in the A$ and the completion of three commutations. Negotiations continue on a number of the remaining policies.

Insurance Australia Group

Asbestos

- During 2H07, overall asbestos claims experience has been broadly in line with expectations. Given the potential volatility in asbestos experience, the Group's provisions as at 30 June 2007 have not been adjusted for this experience and the provisions remain consistent with those held at 30 June 2006.
- The survival ratio (net reserves as a multiple of the average of the past three years' claims paid) is 35 times at 30 June 2007, compared with 39 times at 30 June 2006. The 30 June 2007 survival ratio is slightly lower than that reported at 30 June 2006 due to a higher base measure now being used (three year average claims paid at June 2007 is higher than at June 2006).
- The survival ratio is provided as an indicator of the Group's reserving for this particular liability due to its very long tail. However, it should be used with caution as different exposures and portfolio mixes may make comparisons unreliable.

4 INTERNATIONAL

International	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	509	526	635	1,257	1,036	1,892
Gross earned premium	524	512	619	1,140	1,036	1,759
Reinsurance expense	(56)	(55)	(60)	(82)	(111)	(142)
Net premium revenue	468	457	559	1,058	925	1,617
Net claims expense	(271)	(300)	(361)	(753)	(571)	(1,114)
Commission expense	(45)	(44)	(57)	(100)	(89)	(157)
Underwriting expense	(80)	(83)	(122)	(191)	(163)	(313)
Underwriting profit	71	30	18	14	102	32
Investment income on technical reserves	15	15	17	47	30	64
Insurance profit	86	45	35	61	132	96
Share of profit from associates	-	2	3	2	2	5
Fee based business	(3)	(4)	(1)	14	(7)	13
Corporate expenses	-	-	(2)	(2)	-	(4)
Total International result	83	43	35	75	127	110
Insurance ratios						
Loss ratio	58.0%	65.7%	64.6%	71.2%	61.7%	68.9%
Expense ratio	26.8%	27.9%	32.1%	27.5%	27.2%	29.1%
Commission ratio	9.6%	9.7%	10.2%	9.5%	9.6%	9.7%
Administration ratio	17.2%	18.2%	21.9%	18.1%	17.6%	19.4%
Combined ratio	84.8%	93.6%	96.7%	98.7%	89.0%	98.0%
Insurance margin (before tax)	18.4%	9.9%	6.3%	5.8%	14.3%	5.9%


Expense ratio
26.8%
27.9%
32.1%
27.5%
27.2%
29.1%
1H06
2H06
1H07
2H07
FY06
FY07
Administration ratio
Commission ratio


Loss ratio
58.0%
65.7%
64.6%
71.2%
61.7%
68.9%
1H06
2H06
1H07
2H07
FY06
FY07


Combined ratio
84.8%
93.6%
96.7%
98.7%
89.0%
98.0%
1H06
2H06
1H07
2H07
FY06
FY07


Insurance margin (before tax)
18.4%
9.9%
6.3%
5.8%
14.3%
5.9%
1H06
2H06
1H07
2H07
FY06
FY07

- The international segment consists of the Group's New Zealand, European and Asian operations. Due to the different growth and margin dynamics that exist within the Group's international operations they have been commented upon separately.

- Through its captive, the Group seeks to obtain a benefit from retaining individual business unit exposures and from the efficiency in managing its reinsurance programme centrally.
- In 1H07 the impact of reinsurance written with the Group's international captive was reported in each business unit's results as a means of eliminating the captive's financial performance on consolidation. From 1 January 2007, the international captive is no longer eliminated at the Group level due to the acceptance of business from associate companies.

4.1 International – New Zealand

New Zealand Operations	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	**494**	**477**	**460**	**508**	**971**	**968**
Gross earned premium	**507**	**462**	**470**	**483**	**969**	**953**
Reinsurance expense	(44)	(37)	(42)	(51)	(81)	(93)
Net premium revenue	**463**	**425**	**428**	**432**	**888**	**860**
Net claims expense	(268)	(281)	(258)	(272)	(549)	(530)
Commission expense	(46)	(39)	(45)	(47)	(85)	(92)
Underwriting expense	(78)	(77)	(98)	(76)	(155)	(174)
Underwriting profit	**71**	**28**	**27**	**37**	**99**	**64**
Investment income on technical reserves	15	14	12	10	30	22
Insurance profit	**86**	**42**	**39**	**47**	**129**	**86**
Insurance ratios						
Loss ratio	57.9%	66.0%	60.3%	63.0%	61.8%	61.6%
Expense ratio	26.7%	27.3%	33.4%	28.5%	27.0%	30.9%
Commission ratio	9.9%	9.1%	10.5%	10.9%	9.6%	10.7%
Administration ratio	16.8%	18.2%	22.9%	17.6%	17.5%	20.2%
Combined ratio	84.6%	93.2%	93.7%	91.4%	88.9%	92.6%
Insurance margin (before tax)	18.6%	9.9%	9.0%	10.9%	14.5%	10.0%


Expense ratio
26.7%
27.3%
33.4%
28.5%
27.0%
30.9%
9.9%
9.1%
10.5%
10.9%
9.6%
10.7%
16.8%
18.2%
22.9%
17.6%
17.5%
20.2%
1H06
2H06
1H07
2H07
FY06
FY07
Administration ratio
Commission ratio


Loss ratio
57.9%
66.0%
60.3%
63.0%
61.8%
61.6%
1H06
2H06
1H07
2H07
FY06
FY07


Combined ratio
84.6%
93.2%
93.7%
91.4%
88.9%
92.6%
1H06
2H06
1H07
2H07
FY06
FY07


Insurance margin (before tax)
18.6%
9.9%
9.0%
10.9%
14.5%
10.0%
1H06
2H06
1H07
2H07
FY06
FY07

4.1.1 NZ overview

- Conditions in the New Zealand market remained competitive across all lines of business particularly broked commercial business. IAG NZ achieved an insurance margin of 10.0% in FY07. The FY06 insurance margin of 14.5% included a record 1H06 margin of 18.6%. In addition to the pressure on premium rates and expenses from strong competition, the direct costs associated with the new technology platform and a change in the Group's internal reinsurance arrangements reduced the FY07 insurance margin by 3%.

4.1.2 Premiums

- GWP of $968m in FY07 was flat compared to $971m in FY06 due to a weaker NZ$. In NZ$ terms the business grew 2.1% increasing from NZ$1,087m in FY06 to NZ$1,110m in FY07. On a half-year basis GWP for 2H07 grew by NZ$22m or 4.0% on 2H06.
- The trends across the IAG NZ distribution channels in NZ$ terms varied as follows :
  - In the Direct channel (approximately 36% of IAG NZ GWP), GWP was flat compared to FY06. This was due to lower average premium and volumes in motor, partially offset by higher GWP in home. GWP for 2H07 was marginally above 2H06 due to nominal price increases in home in FY06 and growth in public liability and commercial motor. Commercial lines GWP for 2H07 also benefited from the successful launch of the EasyBiz product.
  - The Business Partners channel GWP (approximately 17% of IAG NZ GWP) grew by NZ$12m compared to FY06 with 2H07 higher than each of 2H06 and 1H07 by NZ$8m and NZ$6m respectively. Rate increases across the homeowners book and a new low cost home contents product aimed at students and renters have offset the impact of the slow-down in the residential housing market. SME commercial also experienced volume growth reflecting the banking partners focus in this area.
  - The Intermediated channel GWP (approximately 47% of IAG NZ GWP) grew by NZ$12m on FY06, with 2H07 increasing by NZ$16m on 2H06 in a strong competitive environment. Growth in the personal lines business was due to a new facility with a key broker and price-driven organic growth in existing facilities. Growth in the commercial business was from increased volumes, particularly in commercial property and liability, which more than offset lower average premiums.
- Reinsurance expense increased to 10.6% in 2H07 compared to 8% in 2H06. The increase in the reinsurance expense was attributable to the change in the way the Group has chosen to report the reinsurance arrangements of its international businesses with its international captive, IAG Re Labuan. In prior periods the impact of reinsurance written with the Group's captive was reported in the business unit's results. From 2H07, the reinsurance arrangements for the Group's international businesses are reported as they are managed, i.e. recorded in both the business unit ceding the reinsurance and the captive that accepts the business. On a like-for-like basis, this would have resulted in a 2% improvement to the combined operating ratio in 2H07, as there were no catastrophe events.

4.1.3 Claims

- The loss ratio of 61.6% in FY07 improved slightly in comparison to 61.8% in FY06 – this ignores the changes to the internal reinsurance arrangements in 2H07. The 2H07 loss ratio improved 3.0% to 63.0% compared to 2H06. The major drivers of the result were as follows :
  - Fewer weather events improved the FY07 loss ratio by 1.3% compared to FY06 and the 2H07 loss ratio by 3.0% compared to 2H06. The Northland floods in March 2007 of $6m were the only notable weather event in 2H07 compared with the snowstorm of $20m in June 2006;
  - Underlying claims frequency (excluding storms) deteriorated in FY07 partly due to an increase in the number of contents claims that related to personal electronics. These have a low average cost; and
  - Working average claims costs deteriorated in FY07 compared to FY06 as a result of increased building costs in the home portfolio.

4.1.4 Expenses

- The FY07 expense ratio increased 3.9% relative to FY06 and the 2H07 expense ratio increased 1.2% relative to 2H06 as a result of:
  - Implementing a new technology platform (Huon/Bonus) for the direct business which added approximately 2% to the FY07 expense ratio and approximately 1% to the 2H07 expense ratio;
  - Inflationary pressures, coupled with a tight labour market in NZ, have resulted in increased salary costs which have contributed nearly 1.0% to the FY07 expense ratio and 0.8% to the 2H07 expense ratio; and
  - Broker consolidation and the formation of cluster groups are continuing to put upwards pressure on commission rates. The commission ratio increased by 1.1% to 10.7% in FY07.
- The 2H07 expense ratio of 28.5% decreased 4.9% compared to 1H07. In 1H07, the assumptions used in the liability adequacy test led to a write-down of deferred acquisition costs, which added 2.4% to the 1H07 expense ratio. As at 30 June 2007, NZ passed the liability adequacy test, which resulted in no provision being required.

4.1.5 Customer

- The IAG NZ team successfully implemented various initiatives during the year including:
  - Implementing the new underwriting system (Huon/Bonus) in May 2007 with renewal business now being transferred on expiry. Benefits include enhanced risk-based pricing, which will be utilised as data, is accumulated at the required level of granularity;
  - A "regional call centre" utilising Voice over Internet Protocol (VoIP) to access personnel capacity and skills in the branches;
  - EasyBiz, a new commercial insurance product in the direct channel, was launched in March 2007 with the aim of leveraging the success this product has had in Australia; and
  - Various strategic initiatives in the Broker/agent channel to improve GWP, such as a focus on the corporate market, entry into the professional risks market and broker relationship management
- The IAG NZ customer satisfaction score was maintained at a high level during FY07 (small decrease from 86.6% in 1H07 to 85.3% in 2H07) which is within the business' target range.

4.1.6 Regulatory

- In June 2007, the Government announced the first tranche of regulatory reform for the non-bank financial sector. The second phase is to be announced in December 2007. The key issues affecting IAG New Zealand include a requirement to register as a financial services provider and changes governing the regulation of financial advisers.

4.2 International – Asian operations

Asian operations	Half-year ended Dec 05	Half-year ended Jun 06	Half-year ended Dec 06	Half-year ended Jun 07	Full-year ended Jun 06	Full-year ended Jun 07
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	16	49	79	89	65	168
Gross earned premium	17	50	80	87	67	167
Reinsurance expense	(12)	(18)	(17)	(20)	(30)	(37)
Net premium revenue	5	32	63	67	37	130
Net claims expense	(2)	(19)	(41)	(44)	(21)	(85)
Commission expense	1	(6)	(11)	(13)	(5)	(24)
Underwriting expense	(3)	(6)	(9)	(11)	(9)	(20)
Underwriting profit	1	1	2	(1)	2	1
Investment income on technical reserves	-	1	3	5	1	8
Insurance profit	1	2	5	4	3	9
Share of profit from associates	-	2	3	4	2	7
Fee based business	(3)	(4)	(2)	(3)	(7)	(5)
Corporate expenses	-	-	(2)	(2)	-	(4)
Total Asian operations result	(2)	-	4	3	(2)	7
Insurance ratios						
Loss ratio	40.2%	59.0%	65.1%	65.7%	56.8%	65.4%
Expense ratio	37.4%	35.4%	31.7%	35.8%	37.8%	33.8%
Commission ratio	*(15.1%)*	*17.7%*	*17.4%*	*19.4%*	*13.5%*	*18.5%*
Administration ratio	*52.5%*	*17.7%*	*14.3%*	*16.4%*	*24.3%*	*15.4%*
Combined ratio	77.7%	94.3%	96.8%	101.5%	94.6%	99.2%
Insurance margin (before tax)	19.3%	5.1%	7.9%	6.0%	8.1%	6.9%


Expense ratio
37.4%
35.4%
31.7%
35.8%
37.8%
33.8%
52.5%
17.7%
17.7%
17.4%
14.3%
19.4%
16.4%
3.5%
24.3%
18.5%
15.4%
15.1%
1H06
2H06
1H07
2H07
FY06
FY07
Administration ratio
Commission ratio


Loss ratio
40.2%
59.0%
65.1%
65.7%
56.8%
65.4%
1H06
2H06
1H07
2H07
FY06
FY07


Combined ratio
77.6%
94.4%
96.8%
101.5%
94.6%
99.2%
1H06
2H06
1H07
2H07
FY06
FY07


Insurance margin (before tax)
19.3%
5.1%
7.9%
6.0%
8.1%
6.9%
1H06
2H06
1H07
2H07
FY06
FY07

4.2.1 Overview

- The Asian Insurance trading result consists of NZI Thailand, which is principally a commercial insurer (acquired in July 2005) and Safety Insurance, which is principally a motor insurer (consolidated from April 2006).
- The share of profit from associates represents the Group's 30% share of net profit after tax from AmAssurance, a composite insurer in Malaysia in which the Group invested in March 2006.
- The fee based business represents the result of China Automobile Association (CAA), a wholly owned roadside assistance and motor insurance agent based in Beijing.
- FY07 has seen the Group continuing its drive towards the Group's aspiration to be a leading personal lines insurer in Asia. The strategy is two-fold:
  - To build, via acquisition, a portfolio of strategic investments in predominantly personal line insurers in key priority Asian countries; and
  - To unlock and create value in those assets through capability transfer of core competencies in underwriting, product development, claims management, risk management, direct distribution, reinsurance and asset management.
- During the year, the Asian team analysed numerous acquisition opportunities in the region and is currently in varying stages of progress with potential investment opportunities in India, China and Malaysia. Steps are underway to increase the Group's ownership of AmAssurance in Malaysia from 30% to 49%.
- In June 2007, the Group suspended negotiations with CPIC Group in China after nearly four years of discussions. The Group remains committed to a strategic investment in China and are pursuing a number of opportunities in the Chinese non-life market.

4.2.2 Premiums

- Despite the challenges in Thailand, including last September's coup; a decline in consumer confidence; falling car sales; rising fuel prices and a stalling of government expenditure, the underlying GWP growth of the combined businesses (ignoring the date of acquisition) from FY06 to FY07 was 11%. The GWP growth includes the benefit of a 7% appreciation in the value of the Thai Baht against the A$.
- GWP was $89m for 2H07, an increase of 13% compared to 1H07. This was due to the benefit of a stronger Thai Baht with underlying growth of 6%. Underlying growth in 2H07 was flat compared to the same period last year reflecting the political and economic climate and motor vehicle sales, which dropped 8% for the year.
- Combined, the Thai businesses gained market share over the period and the Group ranked fourth largest (as measured by GWP) among the non-life insurers, with a market share of approximately 5%[5].
- The outlook for IAG Thailand is positive. The Group expects the short term challenges prevalent in the current environment (political stability, car sales and government expenditure) to turn more favourable in the next year or so. In addition, growth in Thailand's GDP is currently estimated to be 4.3% for calendar 2007, improving to 4.6% in calendar 2008 (Source: IMA June 2007) and the insurance sector is anticipated to grow at 8% in the coming years (Source: Department of Insurance Thailand).

---

[5] *Marketshare as measured by the Department of Insurance Thailand.*

4.2.3 Claims

- The 1H07 loss ratio trend continued into 2H07 and was largely a result of significant shifts in the composition of the portfolio. The most notable drivers of this trend were the run-off from an underperforming motorcycle credit insurance policy terminated more than 12 months ago and negative developments in the motor portfolio.
- The Group expects to see an improvement in the loss ratio as a result of completion of the run-off of motorcycle credit risk insurance, improved focus on motor claims management, and continued utilisation of data and systems to improve risk selection in the motor portfolio.

4.2.4 Expenses

- The expense ratio improved from 37.8% in FY06 to 33.8% in FY07, mainly due to tight cost control.

4.2.5 Share of profits from associates

- The contribution from the Group's 30% share of the AmAssurance result was $7m in FY07 compared to $2m in FY06.
- The major drivers of the full-year result were :
  - The loss ratio deteriorated to 75% due to a strengthening of bodily injury reserves; offset by
  - Positive investment returns due to rising bond and equity values; and
  - The life insurance business exceeded its solvency requirements (as at 31 March 2007, AmAssurance's fiscal year end) and the appointed actuary was able to approve a transfer of $4.6m of profit to shareholders. The Group's share of this was $1.4m.
- Malaysia is expected to retain and further develop its relatively open market environment, helping investors attain greater ownership in financial services companies. AmAssurance has received approval from the regulator to split its composite (General & Life Insurance) licence. In addition, the Group has reached agreement in principle with its partner (AmBank) to divest its 30% stake in the life business and increase its ownership stake in the general insurance business to 49%. This is expected to occur during FY08, but the timing and amounts involved are not yet clear.

4.2.6 Customers

- The Group has worked with its Thai subsidiaries and Malaysian associate to improve the operations. Examples during FY07 include:
  - Launching new products including extended new and used car warranty and finance gap insurance. In addition, a number of new products such as consumer credit insurance, travel and accident, mid-market commercial and health products are in various stages of development;
  - Progressing plans to open up eight new branches in the North of Thailand and expand Safety's geographical footprint. Over 50% of the country's GDP is produced in the north of Thailand (excluding Bangkok);
  - Establishing a working group to improve the management of bodily injury claims;
  - Developing a portfolio management process that includes leveraging systems and data collection techniques already in place to improve risk selection, pricing and claims performance; and
  - Introducing key features of the IAG Governance and Risk management framework.

4.2.7 *Fee based business*

- The $5m loss in FY07 from China Automobile Association (CAA) was a $2m improvement on the $7m loss in FY06.
- This is the third consecutive year of revenue growth by CAA and customer numbers continue to grow with total customers increasing 161% compared to FY06.
- Going forward CAA will continue to develop its current model to support corporate business, establish its brand as a leading roadside service provider to the retail market and expand its geographical reach using franchised providers to promote CAA as a national brand.

4.2.8 *Corporate expenses*

- The costs incurred in pursuing acquisition opportunities in Asia are disclosed as part of the Asia segment result.

4.3 International – Asian reinsurance operations

Asian Reinsurance	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	-	-	13	18	-	31
Gross earned premium	-	-	4	10	-	14
Reinsurance expense	-	-	2	19	-	21
Net premium revenue	-	-	6	29	-	35
Net claims expense	-	-	(7)	(41)	-	(48)
Commission expense	-	-	(1)	(2)	-	(3)
Underwriting expense	-	-	(7)	(7)	-	(14)
Underwriting profit	-	-	(9)	(21)	-	(30)
Investment income on technical reserves	-	-	-	1	-	1
Insurance profit	-	-	(9)	(20)	-	(29)
Insurance ratios						
Loss ratio			116.7%	141.4%	-	137.1%
Expense ratio			133.3%	31.0%	-	48.6%
Commission ratio			*16.6%*	*6.9%*	-	*8.6%*
Administration ratio			*116.7%*	*24.1%*	-	*40.0%*
Combined ratio			250.0%	172.4%	-	185.7%
Insurance margin (before tax)			(150.0%)	(69.0%)	-	(82.9%)

4.3.1 *Overview*

- The Asian Reinsurance segment reflects the business underwritten by IAG Re Labuan Berhad and Alba (Lloyd's syndicate 4455), and the related operating costs.
- As both businesses only commenced operations in July 2006, the high combined ratio of 185.7% includes a considerable amount of set-up costs.
- The Group's reinsurance strategy is to obtain a benefit from retaining individual business unit exposures and gain efficiencies in managing all reinsurance covers centrally.
- IAG Re Labuan was established to meet the reinsurance requirements of the Group's international businesses and the results for the various international segments are retained in the Asian captive. The majority of IAG Re Labuan's business was sourced from IAG NZ from January 2007. Prior to 2H07, IAG NZ placed their reinsurance covers with IAG Re Dublin, which has been shut down. Reinsurance was also accepted from Thailand and the UK.

- Alba is strategically positioned to leverage the Group's Asia-Pacific presence and has the ability to execute on local opportunities by utilising its Lloyd's licences and underwriting expertise in the region. Alba has a mandate to underwrite large single commercial risk exposures emanating from the Group, where specific class expertise resides in Alba, or unrelated entities where its regional expertise presents an underwriting advantage. Alba retains a maximum net exposure per risk of US$2.5m.
- The Lloyd's Syndicate No. 4455 managing agency, based in London, is geared to deliver syndicate management services (i.e. generate fee income) to new start-ups within the Lloyd's market from 2008. It is now known as Diagonal Underwriting Agency.

4.3.2 *Premiums*

- The Asian Reinsurance operations generated $29m of net earned premium in 2H07, which was $23m higher than 1H07. Significant growth is expected in FY08 as a full-year of the UK, New Zealand and Asian reinsurance covers are placed with IAG Re Labuan.
- Alba generated $13m of gross earned premium in FY07, which was below expectations due to the additional time it has taken to build up a full complement of specialised underwriters and the delay in executing the proposed transactions in the region.
- IAG Re Labuan generated $1m of external gross earned premium in FY07 from a contract with AmAssurance.
- The negative reinsurance expense of $21m is the net of:
  - $42m of reinsurance premium received by IAG Re Labuan from the Group's international business units, less $16m ceded to the external market; and
  - $5m reinsurance expense for Alba whilst it builds and diversifies the risks in its portfolio.

4.3.3 *Claims and expenses*

- The claims expense for the business has been dominated by the June 2007 UK flood claims for which the net loss recorded by IAG Re Labuan was $25m.
- The FY07 administration expense ratio of 40% reflects significant set-up costs for both reinsurance businesses. The expense ratio is expected to improve as the business becomes more established.

4.4 International – Europe

European Operations	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m	Half-year ended Jun 07 A$m	Full-year ended Jun 06 A$m	Full-year ended Jun 07 A$m
Gross written premium	-	-	83	642	-	725
Gross earned premium	-	-	65	560	-	625
Reinsurance expense	-	-	(3)	(30)	-	(33)
Net premium revenue	-	-	62	530	-	592
Net claims expense	-	-	(55)	(396)	-	(451)
Commission expense	-	-	-	(38)	-	(38)
Underwriting expense	-	-	(9)	(97)	-	(106)
Underwriting profit	-	-	(2)	(1)	-	(3)
Investment income on technical reserves	-	-	3	30	-	33
Insurance profit	-	-	1	29	-	30
Share of profit from associates	-	-	-	(2)	-	(2)
Fee based business	-	-	1	17	-	18
Total Europe result	-	-	2	44	-	46
Insurance ratios						
Loss ratio	-	-	88.7%	74.7%	-	76.2%
Expense ratio	-	-	14.5%	25.5%	-	24.3%
Commission ratio	-	-	-	*7.2%*	-	*6.4%*
Administration ratio	-	-	*14.5%*	*18.3%*	-	*17.9%*
Combined ratio	-	-	103.2%	100.2%	-	100.5%
Insurance margin (before tax)	-	-	1.6%	5.5%	-	5.1%


Expense ratio
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
14.5%
25.5%
24.3%
7.2%
6.4%
14.5%
18.3%
17.9%
1H07
2H07
FY07
Administration ratio
Commission ratio


Loss ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
88.7%
74.7%
76.2%
1H07
2H07
FY07


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
103.2%
100.2%
100.5%
1H07
2H07
FY07


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1.6%
5.5%
5.1%
1H07
2H07
FY07

4.4.1 Overview

- In 2006, the UK non-life insurance industry was the second largest in Europe and third largest in the world (as measured by premium), accounting for around 7.0% of total worldwide premium income[6].
- The Group entered the UK insurance market during 1H07 with two major acquisitions announced during the period.
    - The acquisition of the businesses of Hastings Direct Insurance Services (Hastings) and the Gibraltar domiciled underwriter Advantage Insurance Company (Advantage) for £140m ($349m). These businesses were consolidated with effect from 29 September 2006; and
    - The acquisition of Equity Insurance Group for £570m ($1,425m) was announced on 4 December 2006 and the business was consolidated with effect from 1 January 2007. Equity Insurance Group's core insurance underwriting operation is the Lloyd's Equity Red Star Motor Syndicate 218. The Group owns around 64% of the capacity in this syndicate.
- Combined, the two acquisitions position the Group as the UK's:
    - Largest motorcycle insurer;
    - Third largest personal lines broker (based on Insurance Times Top 50 Brokers – July 2006); and
    - Fifth largest motor insurance Group (FSA and Lloyd's data for calendar 2006).
- The number of cars on the UK roads is increasing at around 3% pa and each car is being driven less as multi-car families become the norm.
- The internet is a growing force in purchasing personal lines insurance in the UK – it is now the second largest distribution mechanism for private motor insurance. Around 36% of new business car insurance policies were purchased online and this accounted for 17% of all private motor policies sold.
- The expansion of insurance price comparison websites has resulted in these sites now accounting for the majority of online private car insurance sales.
- The European division delivered an insurance margin of 5.1% for FY07. The 2H07 insurance margin was 5.5% compared to 1.6% in 1H07, reflecting the better performance that was achieved from the bespoke motor classes of business that Equity Red Star underwrites.
- Profit from fee based business in FY07 totalled $18m, compared to $1m in 1H07.
- The acquisition of Equity Insurance Group was cash EPS accretive in FY07.

4.4.2 Premiums

- GWP for FY07 totalled $725m (£295m). 1H07 GWP totalled $83m (£33m), which represented the first three months of GWP from Advantage. 2H07 GWP, which included a full six months contribution from the acquired businesses, totalled $642m (£262m), which represents an underlying growth of around 4.0% on 2H06.
- 2H07 GWP equated to around 15.8% of the Group's GWP, making Europe the largest geographical source of GWP for the Group outside of Australia.
- The acquisition of Equity Red Star has diversified the insurance risks of the European division away from private motor. In 1H07 private car insurance comprised 95% of European GWP, compared to just 48% in 2H07.
- Household insurance accounted for approximately 8% of European GWP in 2H07.
- The AA's 'Shop Around' premium (an average of the lowest three premiums for each risk quoted in the Index) for comprehensive motor rose by 2.15% to £474.69 and 1.03% for non-comprehensive motor to £566.12 in the second quarter of calendar year 2007.
- The Group has increased private motor premiums over the year between 5-15%, as well as making changes to its underwriting footprint, in order to improve its position in this class. The division is concentrating on selecting those market segments that are profitable to underwrite and moving away from the less attractive segments, such as the volume retail brokers.

---

6 Source: Swiss Re, Sigma No4/2007

- Motorcycle rates were flat for most of the year. However, in recent months, increased competition has put some pressure on these rates.
- Rates in the fleet market and specialist motor risks are expected to remain flat for the rest of calendar year 2007 before turning up in calendar year 2008.

4.4.3 *Claims*

- The improvement in the loss ratio from 88.7% in 1H07 to 74.7% in 2H07 reflects the different mix of business in 2H07 following the acquisition of Equity Red Star. The portfolio was heavily weighted to private motor in 1H07.
- Private motor has proven to be a challenging market, with claims costs exceeding the premiums being charged. This contrasts with the other classes underwritten by the business, namely the bespoke business of fleet and specialist motor risks such as taxis and haulage, which performed well.
- The business has taken action to restore the private motor class to profitability through a combination of price increases, changes in underwriting criteria and refining the distribution strategy for the product.
- The level of losses associated with the severe UK floods in June 2007 was a significant event for the UK community and the insurance industry. UK rainfall between May and July 2007 was at the highest levels ever recorded[7]. Fortunately, the Group's gross exposure to these floods was small given the modest exposure the business has to property.
- The European underwriting performance received the benefit of reinsurance protections in relation to these floods. Some of that reinsurance was provided by the Group's Asian captive and accordingly a portion of these flood-related losses have impacted on the Asian Reinsurance 2H07 loss ratio. The net retained cost to the UK business from the June 2007 UK flood is around $6m.

4.4.4 *Expenses*

- The expense ratio for FY07 was 24.3%, which includes approximately 3% for industry levies related to motor classes of insurance.
- The expense ratio for 2H07 was 25.5% versus 14.5% in 1H07, due to different business models.
- The 2H07 commission ratio includes profit commission of $8m received from the Group's managing agent in respect of syndicate profit share arrangements.
- Expense ratios are expected to improve in FY08 through the delivery of business integration savings.

4.4.5 *Fee based business*

- The fee based business in the UK of $18m for FY07 comprises fees from broking of $14m and also managing agent fees of $4m.

Broking

- The Group's UK broking business operates through a mixture of call centres, an extensive branch network and an internet presence.
- Net broking profit for FY07 was $14m. In 2H07, the broking business contributed $13m compared to $1m in 1H07 reflecting the additional commission generated by the Group's expanding insurance broking operations. The following table presents these results on a gross basis:

---

[7] The UK Meteorological Office states that rainfall in England and Wales for May-July was 208% of the average during 1971-2000, and the highest since records began in 1766.

	1H07	2H07	FY07
Broking GWP – third parties	£13m	£71m	£84m
Broking income – third parties	$7m	$21m	$28m
Commission on other products and other income*	$14m	$69m	$83m
Total Broking income	**$21m**	**$90m**	**$111m**
Broking expenses	($20m)	($77m)	($97m)
Net broking income	**$1m**	**$13m**	**$14m**

Note 1: Other products that generate income for the broking division include legal cover and breakdown service.

- As at 30 June 2007, the Group has a network of 77 branches across the UK which includes the eight branches of Open & Direct Insurance Services Limited (ODIS) which was acquired in January 2007 for $57m.
- This positions the Group as the third largest branch network in the UK specialising in personal lines and the largest personal lines insurance broker in Northern Ireland.
- Consolidation of the UK insurance market is expected to continue with the principal focus being the acquisition of broking businesses by insurers and consolidators in order to gain ownership of the customer relationship.
- The Group aims to have 100 branches by the end of calendar year 2008.
- Policy count for 2H07 was 1,321,000, up 11% on 2H06.
- The broking business is expected to deliver net broking income of around $30m in FY08 as the business implements the UK integration.

Managing agent fees

- The Group also derives fee income from managing Lloyd's insurance syndicates. 64% of this fee income (equal to the Group's syndicate capacity ownership) is set off against underwriting expenses. The balance of $4m for 2H07 is included within fee based business.

4.4.6 Integration synergies

- The Group's UK integration programme, titled 'Unleashing The Potential', commenced in March and brings together the Equity Insurance Group and Hastings/Advantage Group. The program will strengthen the Group's presence in the volume market, using owned distribution, and in the specialist market, using the Group's expertise in a number of niche sectors such as motorcycle, fleet, haulage and agricultural vehicles.
- The integration and synergy benefits of £22m after tax per annum by 30 June 2008 (announced in December 2006) have now been upgraded by 13.6% to £25m.
- Project expenditure incurred in FY07 was around £1m and in FY08 costs are estimated to be within the remaining program budget of £7m, as previously advised.
- As at 30 June 2007, around £4m of after tax benefits had been generated. These benefits were in the main of a structural nature and are reflected in the Group's FY07 corporate tax expense, not in the Division's results.

SYNERGY BENEFITS -	Target pa run-rate by Jun-08 IAG GAAP £m
Underwriting	17
Broking	8
Pre-tax operational benefits	25
Tax at 30%	(8)
After tax benefits	17
Other underwriting synergies (Gibraltar)	1
Corporate structuring benefits	7
Total after tax	25
Original acquisition target	22

4.4.7 Other

Share of loss from Associates

- The $2m share of loss from associate relates to the Group's 25.6% investment in Arista Insurance which was acquired as part of the Equity Insurance Group acquisition. Arista Insurance is an underwriting agency that is involved in commercial and personal lines. The Group underwrites the motor element of its business and continues to support Arista as both a shareholder and provider of insurance capital.

Affinity

- The Group's existing base of affinity partnerships includes such well-known brands as Renault, Chevrolet, Harley Davidson, Skipton Building Society and Cardif Pinnacle (part of the BNP Paribas Group). Since January 2007, additional affinity partnerships have been established with:
  - the FTSE100 financial services group, Alliance & Leicester plc which offers its customers motor policies;
  - Nissan Motor (GB) Limited which offers motor insurance through Nissan's national network of 215 dealerships; and
  - MAN Financial Services plc, a sister company of the fast developing truck and coach business, MAN ERF UK.

5 INVESTMENTS

5.1 Investment policy

- The Group's investment policy is to maintain control of return, risk and costs from the centre, through a global Strategic Asset Allocation (SAA) that is implemented at the regional or business level.
- Additional considerations specific to each region or business, such as regulatory, tax and capital requirements, are factored in when determining the SAA appropriate for each business, in line with the Group's investment philosophy.

5.2 Investment philosophy

- The Group's investment philosophy is to:
  - Manage the assets backing technical reserves and shareholders' funds separately, subject to regulatory or other structural constraints;
  - Invest the assets backing technical reserves, wherever possible, in a combination of high quality fixed interest securities and alpha transfer strategies, with interest rate sensitivities that match the underlying insurance liabilities;
  - Invest the Group's shareholders' funds to produce an optimal risk-adjusted return that is consistent with the Group's risk appetite and flexibility needs, including, where practicable, investments that are aligned with corporate sustainability goals without sacrificing investment return for the Group's shareholders;
  - Generate cost-effective and consistent added value to technical reserves and shareholders' funds SAA benchmarks, within strict risk tolerance parameters and time frames specified by the Group; and
  - Maintain highly liquid portfolios, invested in accordance with the Group's foreign exchange, credit and liquidity policies.

5.3 Changes to investment strategies

- There were no changes to the Group's investment strategies during 2H07. However, an additional Australian equity market neutral manager was funded bringing the total invested in this alpha transfer strategy as at 30 June 2007 to $387 million.
- As at 30 June 2007, the investment assets of the insurance operations in the United Kingdom were in the process of being segregated into portfolios supporting technical reserves and shareholders' funds.
- The total Group funds under management (including all overseas entities and minority interests) was A$12.7bn as at 30 June 2007, across a diversified range of strategies and managers.
- Subsequent to 30 June 2007, the Group has adopted a revised global Strategic Asset Allocation. (Refer section 5.6 for further detail.)

5.4 Investment performance

- The following table sets out the investment returns achieved on the Group's portfolios.

Asset Class Australian and New Zealand % Returns	Actual return Half-year ended Dec 05 %	Actual return Half-year ended Jun 06 %	Actual return Half-year ended Dec 06 %	Actual return Half-year ended Jun 07 %	Actual return Full year ended June 06 %	Actual return Full year ended June 07 %
Australian equities	16.0	13.1	11.16	14.1	31.2	26.9
Listed property trusts	11.5	6.6	26.14	-0.7	18.9	25.3
International equities	16.7	5.6	5.66	1.0	23.2	6.7
Fixed interest (Aust & NZ)	2.6	0.5	2.91	2.4	3.1	5.4
International fixed interest	n/a	2.6	2.84	2.8	2.6	5.8
Market neutral	n/a	-1.2	0.92	7.7	-1.2	8.7
Hedge funds	4.3	2.5	-1.3	7.3	6.9	5.9
Cash	2.9	2.9	3.1	3.2	5.9	6.4
Surplus capital portfolio	2.7	2.8	3.84	3.7	5.6	7.7
Total weighted average	6.4	3.8	4.8	4.3	10.4	9.3
Offsetting derivative component of overlay	-1.0	-1.0	-1.1	-1.1	-2.1	-2.3
Total Aust & NZ (including overlay)	**5.4**	**2.8**	**3.7**	**3.2**	**8.3**	**7.0**
International **% Returns in local currency**						
UK (GBP)	n/a	n/a	-	2.2	-	3.5
Asia (BAHT)	-	-	-	-	-	8.7

Note:

1 These returns are before fees and tax.
2 The UK data is based on information provided by external fund managers
3 Returns incorporate each entity since acquisition date.

- The return on the portfolios of the Group's Australian and New Zealand businesses outperformed the return on the benchmark by 9 basis points over 2H07. However, the return for FY07 for Australia and New Zealand underperformed by 35 basis points. In total, this has detracted approximately $33m from the Group's pre-tax result for FY07, compared with benchmark returns, primarily due to the underperformance of the Australian equities managers. This is the first time in four financial years the performance has been less than the benchmark.

- A summary of the investment income and the investment returns generated on the technical reserves and shareholders' funds portfolios is set out below. The percentage returns are before tax and expenses.

Portfolio Income (pre-tax) and incl. Derivatives	Half-year ended Dec 05		Half-year ended Jun 06		Half-year ended Dec 06		Half-year ended Jun 07		Full-year ended Jun 06		Full-year ended Jun 07	
	A$m	Return* (%)	A$m	Return* (%)	A$m	Return* (%)	A$m	Return* (%)	A$m	Return* (%)	A$m	Return* (%)
Technical reserves	195	2.8%	115	0.9%	176	2.6%	184	1.7%	310	3.7%	360	4.4%
Shareholders' funds	345	11.6%	194	7.5%	166	6.8%	135	5.9%	539	20.0%	301	13.1%
Total Investment Income	**540**	**5.4%**	**309**	**2.8%**	**342**	**3.7%**	**319**	**2.6%**	**849**	**8.3%**	**661**	**6.4%**

Note: *Investment income is recorded based on average exchange rates. Yields are stated using daily closing rates, in accordance with investment management industry standards. For foreign investments this can create some disparity between reported income and stated yields.*

- The total return achieved on the assets in FY07 was 6.4%, 42 basis points behind the benchmark return for the period.
- The contribution from the Group's technical reserve assets to the insurance result was $360m for FY07.
- The yields in the above table include the Group's foreign currency denominated technical reserve assets which support the Group's insurance liabilities in Europe and Asia. These yields are therefore subject to the impact of exchange rate fluctuations. The strength of the A$ against the £ has reduced these yields.
- The return on the Group's Australian and New Zealand technical reserves portfolios includes the return from the three alpha transfer strategies: the Australian equities and listed property overlay, the international fixed interest overlay and the market neutral strategy. The active management of these assets, after allowing for the fixed interest return foregone and associated costs, detracted $10m against benchmark from the Group's net pre-tax result over FY07, following gains in each of the previous two financial years.
- The Group's shareholders' funds are invested across a range of diversified asset classes and managers. Following the change to the strategic asset allocation implemented during 1H07, the total pre-tax return from shareholders' funds was 13.1% for FY07 contributing $301m to the Group's results for the financial year.
- The gross return on the Group's Australian equities portfolios was 26.9% for FY07. The gross return on the Group's International equities portfolios was 6.7% for the same period in A$ terms, reflecting the appreciation of the Australian currency over the year (as the portfolio is unhedged).
- These returns are net of transaction fees but before deducting management fees and expenses.

5.5 Asset allocation

This table represents the Group's effective exposure (i.e. after allowing for derivatives to each asset class, as at the dates shown):

Asset class exposure as at	Technical Reserves Dec-05 %	Share-holders' Funds Dec-05 %	Technical Reserves Jun-06 %	Share-holders' Funds Jun-06 %	Technical Reserves Dec-06 %	Share-holders' Funds Dec-06 %	Technical Reserves Jun-07 %	Share-holders' Funds Jun-07 %
Australian equities	-	43.1	-	47.8	-	27.9	0.5	22.3
Listed property trusts	-	2.9	-	3.1	-	3.0	-	2.3
International equities [1]	-	18.1	-	18.3	-	9.6	-	7.8
Fixed interest	99.3	7.6	99.3	9.6	99.2	42.7	97.3	52.4
Cash	0.7	1.8	0.7	1.7	0.8	7.2	1.1	4.9
Surplus capital [2]	-	18.8	-	10.6	-	5.2	-	3.5
Hedge funds	-	7.7	-	8.9	-	4.4	1.1	6.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Notes:

1. *Includes private equity*
2. *The surplus capital portfolio is predominantly invested in cash and fixed interest*

- The reduction in equity holdings and increase in cash and fixed interest reflects the change in the strategic asset allocation referred to in Section 5.3

5.6 Revised Strategic Asset Allocation

- Subsequent to 30 June 2007, the Group has adopted a revised global Strategic Asset Allocation, as follows:

IAG Global Strategic Asset Allocation	
	Strategic Benchmark %
Shareholder funds	
Australian equities	32%
International equities	8%
Private equity	2%
Fixed interest & cash	55%
Listed property	3%
Total	**100%**
Technical reserves	
Fixed interest	100%
Total	**100%**

- Within the technical reserves portfolios, the Australian equities, listed property and international fixed interest overlays are being reduced in size and the market neutral strategy expanded to include the Group's international equities long/short managers.
- Within the shareholders' funds portfolios, the major change is the discontinuation of the investment in hedge funds.
- The revised Strategic Asset Allocation will be implemented in stages during 1H08.

5.7 Group assets under management

Investment Assets as at	31-Dec-05 A$bn	30-Jun-06 A$bn	31-Dec-06 A$bn	30-Jun-07 A$bn
Technical reserves[1]	6.9	7.0	7.2	8.0
Shareholders' funds	2.8	2.5	2.4	2.4
Assets under management	9.7	9.5	9.6	10.4
Minority interest – Unitholders' funds[2]	0.3	0.3	0.3	0.3
Other[3]	0.8	0.9	2.1	1.4
Total investment assets on balance sheet	**10.8**	**10.7**	**12.0**	**12.1**
Reset Exchangeable Security (RES) funds[4]	0.6	0.6	0.6	0.6
Total investment assets	**11.4**	**11.3**	**12.5**	**12.7**
Other funds managed on behalf of third parties[2]	1.7	1.9	2.2	1.9

Notes:

1. *The technical reserves balance is stated net of GST on premium debtors and outstanding claims.*
2. *These two items in aggregate represent the total funds managed on behalf of external clients. The unitholders' funds shown as a minority interest are those invested in trusts that are controlled entities of the Group. There is a matching liability in the Group's balance sheet.*
3. *Assets of $1.4bn represent items that are not under investment management mandate, which include cash in corporate treasury and investments in related entities.*
4. *The Group continues to have available $550m of contingent capital, which is not recognised on its balance sheet. This contingent capital is in the form of debt issued by a subsidiary that is matched by a portfolio of high grade interest bearing securities. The contractual set off rights between the liability for the notes and the assets held to support them mean that the two balances are offset for financial reporting purposes. The terms of the issued debt notes mean that the Group can direct the conversion of this debt to qualifying regulatory capital in Australia at very short notice. The debt securities, known as Reset Exchangeable Securities are listed on the ASX as IANG.*

5.8 Credit quality of assets under management

- The following charts show the credit quality of the fixed interest and cash deposits managed for the Group.

Fixed Interest Credit Quality
FY ended 30 June 2007


A
1%
<A
1%
AA
20%
Gov AAA
44%
AAA
34%

Fixed interest assets represented in this table are $6.9bn

Cash Credit Quality
FY ended 30 June 2007


A-1
11%
<A-1
2%
A-1+
87%

Cash assets represented in this table are $1.1bn

- The Group has no direct exposure to US sub-prime mortgage debt.

6 CORPORATE

Corporate	Half year ended Dec 05	Half year ended Jun 06	Half year ended Dec 06	Half year ended Jun 07	Full year ended Jun 06	Full year ended Jun 07
	A$m	A$m	A$m	A$m	A$m	A$m
Head office	18	17	18	27	35	45
Insurance protection tax	11	10	10	10	21	20
Net Corporate Expenses	**29**	**27**	**28**	**37**	**56**	**65**
Amortisation	6	2	7	48	8	55
Interest	45	41	50	69	86	119

- Head office expenses increased from $35m in FY06 to $45m in FY07. This increase largely reflects costs incurred in pursuing international expansion opportunities. An additional $4m of corporate costs for pursuing acquisition opportunities in Asia are disclosed as part of the Asia segment result.
- Goodwill is subject to review at each reporting date with any impairment recognised in the income statement. No impairment losses were brought to account in either FY07 or FY06.
- Amortisation expense increased from $8m in FY06 to $55m in FY07. This increase relates to the amortisation associated with the identifiable intangible assets recognised upon the acquisition of Hastings / Advantage Group in 1H07 of $168m, Equity Insurance Group in 2H07 of $598m and Equity Insurance Group's subsequent acquisition of ODIS in 2H07 of $45m.
- The Group's total identifiable intangible assets as at 30 June 2007 were $815m after amortisation of $55m, compared with $57m at 30 June 2006.
- The following schedule shows the expected impact on the Group's result through to FY12 from the projected amortisation expense. These amounts are subject to change, as details are finalised within a year of purchase; exchange rate movements; future acquisitions; future impairment testing; and changes in the useful life of the intangible assets.

Identifiable Intangible Assets Amortisation						
A$m	FY08	FY09	FY10	FY11	FY12	> FY12
Amortisation Expense	79	82	74	69	67	244

- Interest expense increased from $50m in 1H07 to $69m in 2H07. This increase largely represents the interest paid on the Group's £ denominated fixed rate subordinated debt issued in December 2006 which was used to provide long-term finance for the Group's European acquisitions.

7 BALANCE SHEET, CAPITAL AND DIVIDENDS

7.1 Balance sheet

IAG Group Balance Sheet As at	30-Jun-06 A$m	31-Dec-06 A$m	30-Jun-07 A$m
Assets			
Cash and cash equivalents	718	1,855	1,163
Investments	9,929	9,988	10,884
Investment in joint ventures & associates	74	76	75
Premium receivable	1,652	1,600	2,045
Trade and other receivables	764	824	1,206
Reinsurance recoveries on claims	598	533	970
Other recoveries on claims	310	422	376
Deferred acquisition costs	591	589	789
Deferred reinsurance expense	221	286	224
Intangible assets	57	228	815
Goodwill	1,486	1,692	2,222
Other assets	572	668	841
Total assets	**16,972**	**18,761**	**21,610**
Liabilities			
Outstanding claims	6,916	7,043	8,562
Unearned premium	3,503	3,631	4,213
Interest bearing liabilities	1,296	1,970	2,017
Trade and other payables	743	729	1,120
Other liabilities	843	871	866
Total liabilities	**13,301**	**14,244**	**16,778**
Net assets	**3,671**	**4,517**	**4,832**
Equity			
Equity attributable to holders of ordinary shares	3,491	4,344	4,660
Minority interests	180	173	172
Total equity	**3,671**	**4,517**	**4,832**

- The acquisition of the European operations increased assets and liabilities – a summary of the assets and liabilities acquired is set out in the Group's Annual General Purpose Financial Report.
- The NZ$ appreciated 2% in 2H07 and 11% compared to FY06, which has added growth to assets and liabilities.
- The increase in reinsurance recoveries on claims from $533m at 1H07 to $970m at 2H07 is due to reinsurance recoveries associated with the June 2007 Storms.

- The increase in intangible assets from $228m at 1H07 to $815m at 2H07 is due to:
  - Identifiable intangible assets recognised upon the acquisition of Equity Insurance Group of $598m and ODIS of $45m before amortisation; and
  - Movements in exchange rates and amortisation.
- The increase in goodwill from $1,692m at 1H07 to $2,222m at 2H07 is due to:
  - The Equity Insurance Group acquisition which generated $545m of goodwill and ODIS which generated $14m of goodwill; and
  - Exchange rate movements.
- The increase in investments from $9,988m at 1H07 to $10,884m at 2H07 reflects:
  - The acquisition of Equity Insurance Group, which added $952m in investments as at 30 June 2007;
  - Investment income of $319m in 2H07 and net cash flows from operations; and
  - Tax paid during the half of $208m.
- The other assets category represents the aggregate of current and deferred tax assets, prepayments, property plant and equipment, defined benefit superannuation assets, deferred expenditure and other assets. The increase from $668m at 1H07 to $841m at 2H07 relates mainly to the acquisition of Equity Insurance Group.
- The increase in the outstanding claims liabilities from $7,043m at 1H07 to $8,562m at 2H07 is due to:
  - The acquisition of Equity Insurance Group which added $963m as at 30 June 2007; and
  - The June 2007 Storms, which resulted in an increased amount of outstanding claims.
- The other liabilities category represents the aggregate of current and deferred tax liabilities, employee provisions, unit holders' funds held by minority interests in IAG-controlled trusts and lease provisions. Other liabilities decreased slightly from $871m at 1H07 to $866m at 2H07.
- The increase in shareholders' equity from $4,344m at 1H07 to $4,660m at 2H07 is due to:
  - The issue of shares of $361m since December 2006;
  - Net profit after tax of $207m in 2H07;
  - A 1H07 interim dividend paid in April 2007 of $237m;
  - Defined benefit plan gains of $26m;
  - Dividends received on treasury shares held in trust of $4m;
  - Increase in treasury shares reserve of $30m; and
  - A decrease in other reserves of $15m (Foreign Currency Translation Reserve, Share Based Remuneration and Hedging Reserve).

Insurance Australia Group

7.2 Claims development table

- Note 11 of the Group's Annual General Purpose Financial Report includes a claims development table that shows the development of the estimated net undiscounted outstanding claims liability relative to the current estimate of ultimate claims costs for the six most recent accident years as estimated at each reporting date.
- This table includes risk margins that are held to allow for the uncertainty surrounding the outstanding claims liability estimation process.
- The risk margin is set to take into account the correlations assessed between outstanding claims liabilities arising from the various forms of business underwritten by the different entities within the consolidated Group. The aggregated central estimate plus the risk margin is calculated on a diversified basis and this forms the outstanding claims liability.
- The Group's policy is for the risk margin to be set as to provide an overall probability of adequacy for the outstanding claims liability of at least 90%, which has been determined having regard to the inherent uncertainty in the central estimate and the prevailing market environment.
- An extract of that table is reproduced below:

Net Ultimate Claims Costs	CONSOLIDATED Accident year						
	2002	2003	2004	2005	2006	2007	Total
Development	$m	$m	$m	$m	$m	$m	$m
At end of accident year	2,359	3,733	3,927	4,071	4,438	5,763	
One year later	2,263	3,415	3,572	3,794	4,148		
Two years later	2,184	3,303	3,546	3,715			
Three years later	2,133	3,214	3,480				
Four years later	2,095	3,115					
Five years later	2,045						
Cumulative development	(314)	(618)	(447)	(356)	(290)	n/a	
Cumulative development as a percentage of original reserves	**(13.3%)**	**(16.6%)**	**(11.4%)**	**(8.7%)**	**(6.5%)**	**n/a**	
Current estimate of net ultimate claims cost	2,045	3,115	3,480	3,715	4,148	5,763	
Cumulative payments	(1,874)	(2,783)	(2,926)	(2,890)	(3,043)	(2,550)	
Net undiscounted outstanding claims liability for the six most recent accident years	171	332	554	825	1,105	3,213	6,200
Discount to present value	(31)	(50)	(82)	(124)	(166)	(310)	(763)
Net discounted outstanding claims liability for the six most recent accident years	**140**	**282**	**472**	**701**	**939**	**2,903**	**5,437**

- The above table shows a history of the claims reserves being conservatively stated and demonstrates favourable development each successive year. This is to be expected when the Group has a policy of reserving its net claims reserves to a minimum probability of adequacy of 90%.
- The following table is prepared on a similar basis, using only central estimates, i.e. it excludes risk margins.

Net central estimate basis	CONSOLIDATED Accident year						
	2002	2003	2004	2005	2006	2007	Total
	$m	$m	$m	$m	$m	$m	$m
Development							
At end of accident year	2,171	3,401	3,546	3,661	4,057	5,264	
One year later	2,130	3,224	3,383	3,607	3,975		
Two years later	2,071	3,149	3,407	3,586			
Three years later	2,045	3,115	3,393				
Four years later	2,039	3,063					
Five years later	2,018						
Cumulative development	(153)	(338)	(153)	(75)	(82)	n/a	
Cumulative development as a percentage of original reserves	**(7.0%)**	**(9.9%)**	**(4.3%)**	**(2.0%)**	**(2.0%)**	**n/a**	
Current estimate of net ultimate claims cost	2,018	3,063	3,393	3,586	3,975	5,264	
Cumulative payments	(1,874)	(2,783)	(2,926)	(2,890)	(3,043)	(2,552)	
Net undiscounted outstanding claims liability for the six most recent accident years	144	280	467	696	931	2,712	5,231
Discount to present value	(26)	(42)	(69)	(105)	(140)	(261)	(644)
Net discounted outstanding claims Liability for the six most recent accident years	**118**	**238**	**398**	**591**	**791**	**2,451**	**4,587**

- This table also demonstrates a very similar pattern of favourable claims development at the central estimate level, as the ultimate claims costs were settled or became more certain.
- The table also highlights the relatively short-tail nature of the Group's portfolio with more than 90% of the total estimated liability for the 2002 and 2003 accident years already paid and more than 75% already paid for the 2006 year.

7.3 Risk margins

- The Group's probability of adequacy of the claims liability for FY07 is 90.0%, which is unchanged from the prior year.
- Insurers are in the business of accepting and managing risks. A key feature of insurance businesses is diversification between risks and without it the insurance business would not exist. The Group uses diversification to manage the portfolio of risks that arises in the business.
- Risk management and, in particular, diversification, benefits the globalisation of insurance and the provision of insurance across borders means that this diversification benefit can also extend across jurisdictions.
- The risk margin at the end of FY07 as a percentage of the net outstanding claims liability was 18.6%, compared to 22.2% in FY06. This reduction in percentage risk margin reflects in part the $86m diversification benefit obtained from the recent UK acquisitions. It also includes the impact of reducing the co-efficient of variation used to determine the risk margin for CTP following a review of the Group's experience with this portfolio.
- Additional diversification benefits can be obtained depending upon portfolio granularity, netting effects, geography and/or industry concentrations, and correlations within and between risk types. Thus diversification can, and is, effectively used by the Group for more competitive product pricing.

7.4 Capital management

7.4.1 Capital adequacy

- The Group's view on its appropriate level of capital continues to be set based on a number of parameters including risk of absolute insolvency, regulatory insolvency and rating agency requirements (the Group currently targets a 'AA' category rating for the Group as a whole).
- The amount of capital required to fit within these parameters varies according to business mix and asset mix and is estimated using dynamic financial analysis modelling. For ease of communication, internally and externally, the Group has translated the outcome into a multiple of a Minimum Capital Requirement (MCR) set by applying the APRA methodology for measuring Australian licensed insurer capital as if the rules applied to the whole Group. On this basis, the Group has been using a benchmark MCR multiple of 1.55x for the past two years.
- Internal policies are in place to ensure significant forecast or actual deviations from this benchmark will result in the Group's Board considering how any shortfall should be made good or any surplus utilised.
- The growing diversification of the Group means that, prima facie, the amount of capital required per dollar of insurance exposure should reduce to recognise the increased diversification/reduced concentration exposure. However, there are a number of complicating factors in assessing the extent to which the benchmark should be altered or remain appropriate for the Group as a whole. These include:
    - The growing importance of the Group's stream of fee based income following the acquisition of the UK broking businesses;
    - Standard & Poor's rating process, which includes a risk-based capital adequacy model that is currently in the process of being updated. The rating process also includes many qualitative factors in arriving at a company's credit rating. This makes a purely quantitative approach insufficient; and
    - The Group's involvement in Lloyd's syndicates, which use the Lloyd's rating and, having paid the appropriate Lloyd's levies, have access to the Lloyd's insolvency protections, including the Lloyd's central funds.
- The Group now operates in countries that have sovereign ratings of less than the 'AA' category sought for the Group as a whole. Consequently, 'AA' ratings are not usually available for entities operating in those countries.
- At the current time, the Standard & Poor's requirements to maintain the Group's 'AA' category rating are the over-riding parameter. Based on the balance sheet structure at 30 June 2007 the capital requirement is 10-15% over the 1.55x MCR benchmark.
- Finalisation of the claims resulting from the extreme weather events of June 2007 will result in a reduction in regulatory capital charges in relation to outstanding claims and reinsurance recoverables and, consequently, an improvement in the MCR multiple of around 4 basis points.

7.4.2 Capital adequacy/Minimum Capital Requirement position

- As at 30 June 2007 the Group's MCR increased to $2,068m from $1,834m as at 30 June 2006.

As at	31-Dec-05	30-Jun-06	31-Dec-06	30-Jun-07
	A$m	A$m	A$m	A$m
Insurance risk	1,073	1,085	1,121	1,295
Concentration risk	200	200	200	200
Investment risk	520	549	511	573
Minimum Capital Requirement	**1,793**	**1,834**	**1,832**	**2,068**

- The increase in the insurance risk charge and investment charge is due to:
  - The acquisition of Equity Insurance Group in January 2007. The change in asset allocation to reduce exposure to equities was more than offset by the increase in invested assets as a result of the acquisition; and
  - Increased capital charges arising from the recognition of net claims provisions and recoveries for the June 2007 Storms. These added $36m to the MCR as at 30 June 2007.
- The Group's coverage of its MCR requirement is set out below for both the full consolidated Group and the Insurance Australia Limited sub-Group which incorporates all the Australian insurance operations.

Coverage of regulatory capital requirements	IAG Consolidated			Insurance Australia Ltd Group		
A$m	30-Jun-06	31-Dec-06	30-Jun-07	30-Jun-06	31-Dec-06	30-Jun-07
Tier 1 capital						
Paid-up ordinary shares	3,263	4,000	4,361	1,286	1,286	1,286
Treasury shares	(40)	(40)	(36)	-	-	-
Hybrid equity	547	548	549	-	-	-
Reserves	(6)	11	(4)	(10)	(3)	(3)
Retained earnings	274	373	372	1,991	2,325	2,253
Excess technical provisions (net of tax)	421	456	431	377	409	326
Less: deductions [1]	(1,728)	(2,177)	(3,372)	(1,307)	(1,350)	(1,353)
Total Tier 1 capital	**2,731**	**3,171**	**2,301**	**2,337**	**2,667**	**2,509**
Tier 2 capital						
Gross subordinated debt	624	1,215	1,169	624	604	582
less: ineligible subordinated debt	-	-	(18)	-	-	-
Total Tier 2 capital	**624**	**1,215**	**1,151**	**624**	**604**	**582**
Capital base	**3,355**	**4,386**	**3,452**	**2,961**	**3,271**	**3,091**
Minimum capital requirements (MCR):						
Australian general insurance businesses	1,424	1,393	1,501	1,468	1,441	1,553
International insurance businesses MCR [2]	210	239	367	-	-	-
Catastophe concentration risk	200	200	200	98	98	200
Total Minimum capital requirements (MCR)	**1,834**	**1,832**	**2,068**	**1,566**	**1,539**	**1,753**
MCR multiple	**1.83x**	**2.39x**	**1.67x**	**1.89x**	**2.12x**	**1.76x**

Notes:

1. *Includes goodwill and intangibles, net deferred tax assets, capitalised software and surplus assets in defined benefit superannuation funds.*
2. *The MCR and capital base for the international insurance businesses are calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance operations and the underwriters in New Zealand, the UK and Thailand.*

- The Group's regulatory capital has decreased from $4,386m as at 31 December 2006 to $3,452m as at 30 June 2007 due to:
  - An increase of $1,195m in deductions including goodwill, intangibles and net deferred tax assets largely as a result of the Equity Insurance Group acquisition in January 2007;
  - A decrease of $25m in excess technical provisions as a result of a decrease in risk margin and a provision for premium liabilities in the UK business; and
  - A decrease of $15m in reserves due to the weakening of the £ relative to the A$ and its impact on the foreign currency translation reserve; and
  - Payment of the interim dividend in April 2007 of $237m.
- These decreases were offset to some extent by:
  - Total new capital raised in 2H07 of $361m (net of costs and income tax benefit). The new capital comprised of $124m raised in January 2007 by a retail share purchase plan and $237m raised in April 2007 from underwriting the FY07 interim dividend; and
  - 2H07 net profit after tax of $207m.

Insurance Australia Group

7.4.3 *Total capitalisation and debt*

Total Capitalisation As at	31-Dec-05 A$m	30-Jun-06 A$m	31-Dec-06 A$m	30-Jun-07
Interest-bearing liabilities				
Unsecured notes	-	-	-	89
Secured mortgage	-	-	-	2
Senior debt	46	41	63	63
Subordinated debt	628	624	1,247	1,201
Reset preference shares	550	550	550	550
Receivables financing debt (GBP)	-	-	20	6
Less: Capitalised transaction costs	(18)	(14)	(14)	(19)
Cross currency swap payable[1]	89	95	104	125
Total interest-bearing liabilities	**1,295**	**1,296**	**1,970**	**2,017**
Shareholders' equity				
Share capital	3,263	3,263	4,000	4,361
Treasury shares	(45)	(40)	(39)	(69)
Retained profits	375	274	372	372
Foreign currency translation reserve	(3)	(15)	(10)	(34)
Share based remuneration reserve	16	19	24	33
Hedging reserves	(9)	(10)	(3)	(3)
Total shareholders' equity (excl minority interests)	**3,597**	**3,491**	**4,344**	**4,660**
Total capitalisation	**4,892**	**4,787**	**6,314**	**6,677**
Interest coverage & debt ratios Half-year ended	**31-Dec-05**	**30-Jun-06**	**31-Dec-06**	**30-Jun-07**
Earnings before interest and tax (EBIT)	778	543	578	446
Earnings before interest, tax, depreciation and amortisation (EBITDA)	806	576	610	555
Market capitalisation:				
- Share price	5.42	5.35	6.35	5.70
- Ordinary shares on issue	1,594	1,595	1,731	1,794
Total debt/(Total debt+shareholders equity excluding minority interests)	26.5%	27.1%	31.2%	30.2%
Total debt/(Total debt+total market capitalisation)	13.0%	13.2%	15.2%	16.5%
EBIT interest cover (times) [2]	17.3x	13.2x	11.6x	6.8x
EBITDA interest cover (times) [2]	17.9x	14.0x	12.2x	8.5x

Notes:

1. *Cross currency swaps are used to hedge the currency exposure from the US$240m denominated subordinated debt issue. The cross currency swaps are revalued to take into account movements in the US$/A$ exchange rate and market interest rates and are reported as part of interest paying liabilities.*
2. *Interest cover excludes interest payable on Reset Exchangeable Securities, which is offset by interest income. In December 2006 the Group raised an additional £50m of subordinated debt over that required to fund the acquisition of Equity Insurance Group, as a pre-funding of the anticipated November 2007 redemption of A$300m of subordinated debt. Interest on this borrowing ($3.5m) has been excluded from the calculation of interest cover.*

Maturity profile of Group debt and reset preference shares	Currency principal amount $m	A$ equivalent principal amount $m	Yield (net of interest rate and cross currency swaps)	Fixed Rate / Variable Rate (net of swaps)	Call Date, Reset Date or Maturity Date[6]	S&P rating
Long-term debt:						
GBP37m Senior Loan Notes[1]	£37	89	5.45%	Variable	Jul-07	Not rated
A$50m subordinated floating rate notes	A$50	50	5.78%	Fixed	Nov-07	'AA -'
A$250m subordinated fixed rate notes	A$250	249	6.41%	Variable	Nov-07	'AA -'
NZ$50m senior fixed rate notes	NZ$50	45	7.36%	Fixed	Aug-08	'AA'
£15m receivables financing facility[2]	£3	6	6.75%	Variable	Jan-09	Not rated
Secured GBP mortgage loan[2]	£1	2	7.00%	Variable	Dec-09	Not rated
US$240m subordinated fixed rate notes[3]	US$240	401	6.93%	Fixed	Apr-10	'AA -'
€12m senior floating rate notes[2]	€ 12	19	8.33%	Variable	Sep-10	Not rated
€12m subordinated floating rate notes[2]	€ 12	19	8.15%	Variable	Dec-10	Not rated
US$7.5m subordinated floating rate notes[2]	US$8	9	9.31%	Variable	Dec-10	Not rated
£250m subordinated fixed rate notes	£248	591	5.66%	Fixed	Dec-16	'A'
Total debt		**1,480**				
Reset preference shares[4]						
IAGPB	A$200	200	4.51%		Jun-08	'A'
IAGPA	A$350	350	5.63%		Jun-12	'A'
Total reset preference shares		**550**				
Reset Exchangeable Securities (IANG) [5]	A$550	550	5.32%		Mar-10	'A'

Notes:

1 *The Senior Loan Notes were issued to the management of Equity Insurance Group by IAG UK Holdings Ltd on 8 January 2007. The notes were issued in three tranches with maturity dates up to 8 January 2010. The majority of these notes are redeemable at the option of the holder on a six monthly basis from July 2007 onwards. In July 2007, £18m of the notes were redeemed.*

2 *Borrowings acquired as part of the acquisition of Hastings and Advantage*

3 *The A$ equivalent of the US$ proceeds received by the Group, net of related cross currency swaps and excluding transaction costs*

4 *The dividend yields shown on the Reset Preference Shares are the cash yields, excluding the value to investors of the attached franking credits. The principal amount excludes capitalised transaction costs. The margin, dividend rate and next reset date for IAGPAs were reset during the financial year in accordance with the terms of issue.*

5 *The Reset Exchangeable Securities pay a floating rate quarterly interest payment. The interest yield shown is the cash yield for the current interest period, excluding the value to investors of the attached franking credits.*

6 *Where a debt or preference share has a call date or reset date, that is the date included here.*

IAG Insurance Australia Group

7.4.4 *Reset preference shares (RPS)*

- The first tranche of the Group's Reset Preference Shares (ASX code: IAGPA) had its first reset date on 15 June 2007. Effective on this date, the Group reset the margin, the market rate and the next reset date. The way the dividend is calculated and the payment frequency was not changed. The total face value of IAGPA on issue remains at $350m.
- A comparison of previous terms to the reset terms of RPS1 are as follows:

	Reset Terms	Original Terms
Reset date	15 June 2012	15 June 2007
Margin	1.10%	1.90%
Market rate	6.935%	6.38%
Dividend rate	5.63%	5.80%

7.4.5 *Reset Exchangeable Securities (RES)*

- The Group continues to have available $550m of contingent capital, which is not recognised on its balance sheet. This contingent capital is in the form of debt issued by a subsidiary that is matched by a portfolio of high grade interest bearing securities. The contractual set-off rights between the liability for the notes and the assets held to support them mean the two balances are offset for financial reporting purposes. The terms of the issued debt notes mean that the Group can direct the conversion of this debt to qualifying regulatory capital in Australia at very short notice. The debt securities, known as Reset Exchangeable Securities, are listed on ASX as IANG. If the securities had been converted as at 30 June 2007, the MCR multiple would have increased by 0.27x.

		Pro-forma adjustments		
A$m	Group	RES on Issue[1]	Exchange[2,3,4]	Pro-forma
Tier 1 Capital	2,301	-	550	2,851
Tier 2 Capital	1,151	-	18	1,169
Regulatory capital base	3,452	-	568	4,020
Minimum capital requirement (MCR)[4]	2,068	-	-	2,068
MCR Multiple	1.67x	-		1.94x

Notes:

1. *RES are not recognised in the Group's capital adequacy position as they are not eligible to be treated as regulatory capital until such time as they are converted into qualifying regulatory capital instruments.*
2. *These amounts reflect the composition of the Group's capital adequacy position as at 30 June 2007.*
3. *Assuming there has been no change in the Group's capital adequacy position at the time of exchange and all RES transaction costs have been amortised previously.*
4. *Assuming that the $550 million in investment assets have minimal investment charge and no material impact on the Group's MCR.*
5. *The Group's Tier 2 Capital securities currently exceed 50% of the Group's net Tier 1 Capital and are therefore excluded from the eligible capital base. Increasing the Tier 1 capital base would allow more eligible Tier 2 capital to be included in the regulatory capital base.*

7.4.6 Reinsurance protections

- The Group's main catastrophe cover for all its non-UK operations was renewed for 12 months effective 1 January 2007 and cover was purchased up to a limit of $3.5bn. In addition to the Australian and New Zealand businesses, the catastrophe programme also provides coverage for the majority of the IAG Group's international businesses where ownership was completed prior to 1 January 2007. This additional coverage is provided after exhaustion of those entities' own specific programmes.
- The Group has implemented a customised event definition in its contract wordings with reinsurers to ensure that covers provide appropriate protection to the Group. The June 2007 Storms demonstrated the benefit of this as it enabled the entire duration of the loss to be treated as one event with certainty and hence carry one retention whereas a standard reinsurance contract definition could have resulted in the event being divided into two with two retentions needing to be applied.
- The Group has improved the efficiency of its reinsurance programmes from 1 July 2007 by replacing a significant amount of the proportional property surplus covers with both a risk excess of loss cover and some additional catastrophe cover.
- Following the June 2007 Storms (first event), the maximum retained catastrophe loss in Australia and New Zealand for a natural perils second event has now reduced to $125m for the remainder of 2007.
- The Group determines its reinsurance requirements for Australia and New Zealand on a modified whole of portfolio basis (where whole of portfolio is the sum of all non-correlated risk). The limits purchased reflect a 1 in 250 year return period on this basis and are significantly higher than APRA's single site minimum purchase of a 1 in 250 year return period.
- The counter-party credit profile of the main catastrophe programme has more than 81% of the limit provided by parties rated 'AA-' or better by S&P. The $473m of reinsurance recoveries on the balance sheet in respect of the NSW storms are of at least a "strong" credit quality and thus attract correspondingly lower APRA capital charges as a result.
- A separate aggregate cover was secured at 1 January 2007 to provide protection against infectious diseases (eg. Avian flu), primarily in respect of business interruption loss in property policies. The cover steps down in line with the run-off of exposure in its original policies and expires on 30 September 2007.
- The Group's UK operations purchase separate third party reinsurance to protect their motor portfolios. Both entities carry a £1m deductible for this class of business. The Equity Red Star property reinsurance protections are placed with IAG Re Labuan (L) Berhad while Advantage's covers are placed directly with the external markets. These protections are bought to a 1 in 150 year return period in accordance with standard UK market practice, which equates to a Group retention of approximately $100m.
- Separate per risk covers are bought on the external market for Alba.
- The casualty protection was renewed at 30 June 2007 on similar terms to expiry. Unlimited cover was purchased on statutory classes where this was available and for other lines cover was placed up to the original underwriting limits for each class. Cover was also secured for potential accumulations within a class or between classes of business.
- The counter-party credit profile of the casualty programme has improved with over 88% of limits placed with 'AA-' or better rated entities.
- The Group has a philosophy of limiting its per risk catastrophe retention to a maximum of 4.0% of net earned premium. Its current retentions are below this level.

7.5 Return on equity


Return on Equity (annualised)
28.4%
18.6%
20.4%
18.2%
6.7%
13.7%
19.5%
17.2%
15.6%
9.2%
5.9%
9.7%
19.2%
22.1%
3.2%
16.0%
16.1%
13.5%
3.2%
12.9%
1H06
2H06
1H07
2H07
FY06
FY07
ROE (Actual) attributable to holders of ordinary shares
ROE (Normalised Cash) attributable to holders of ordinary shares
Impact of severe weather events on ROE (Actual)

Note:

The 1H07 ROE is stated after excluding the equity of $737m raised in December 2006 from the denominator.

- The Group's ROE for FY07 was 13.5%, compared to 22.1% in FY06.
- The concept of normalised earnings is used in targeting ROE.
- Normalised ROE is calculated by dividing normalised earnings by the average equity attributable to IAG shareholders. Normalised earnings are derived by performing three adjustments to actual NPAT for holders of ordinary shares:
  - Shareholders' funds return is adjusted to be equivalent to the daily average 10-year bond rate for the period, plus 4% pa for periods prior to 1H07 to allow for the equity risk premium. For 1H07 and 2H07 the same principle is applied, but adjusted to reflect the lower allocation to equities;
  - Add back amortisation; and
  - Adjust the tax expense in line with the change in investment income.
- The Group's target ROE to holders of ordinary shares over the cycle is a minimum of 1.5 times its weighted average cost of capital (WACC).
- Excluding the impact of the severe weather events, the Group's normalised FY07 ROE would have been 16.1% compared to 19.2% in FY06. Since listing the Group has only incurred losses on three events which were greater than either $100m or of a severity of at least 1 in 100 year return period . These occurred in the following financial years:
- March 2006 – Cyclone Larry – FY06
- June 2007 – June 2007 Storms – FY07
- June 2007 – UK floods – FY07

7.6 Dividends


Dividends per share
Cents
50.0
40.0
30.0
20.0
10.0
0.0
10.0
6.0
4.0
10.5
6.0
4.5
11.5
7.0
4.5
22.0
14.0
8.0
26.5
14.5
12.0
42.0
12.5
29.5
16.0
13.5
29.5
16.0
13.5
FY01
FY02
FY03
FY04
FY05
FY06
FY07
Interim dividend
Final dividend
Special dividend

- The Group has declared a final dividend per ordinary share of 16 cents, fully franked, which is payable on 8 October 2007. This brings the annual dividend for FY07 to 29.5 cents per ordinary share, which is unchanged on the prior year.
- The Group's goals of delivering dividend growth and paying annual dividends in the range of between 50-70% of normalised earnings[8] remain unchanged.
- The Group has determined that it is inappropriate to grow the dividend paid per share unless it is supported by sustainable growth in normalised earnings. The Group expects to be able to return to growing its dividends when the newly acquired businesses make meaningful contributions to the Group's results.
- The final dividend will reduce the retained earnings by $287m, compared to $255m last year, as it is payable on an expanded capital base.
- The Group's franking balance as at 30 June 2007 was $564m. The final dividend will utilise $123m of franking credits. After payment of the final dividend for FY07, the franking balance of $441m is capable of fully franking a further $1,029m of distributions.
- The Group has determined that it will arrange to have the final dividend underwritten as this continues to be an efficient mechanism for managing its core capital requirements to fund potential bolt-on acquisitions so that it can continue to execute on its strategy of growing and diversifying its earnings streams in a shareholder accretive fashion.
- The Group's Dividend Reinvestment Plan continues to operate with pricing based on the volume weighted average price of the Group's shares traded during a pricing period determined by the Company. No discount currently applies.

---

8. See Section 7.5 for an explanation on how normalised earnings are determined.

7.7 Sensitivity analysis

7.7.1 Investment market sensitivities

Sensitivity on NPBT As at	Change in assumption	30-Jun-06 A$m	31-Dec-06 A$m	30-Jun-07 A$m
Investment sensitivities				
Equity market values:				
Australian equities	+1%	12.1	6.5	6.3
Listed property trusts	+1%	0.8	0.7	0.7
International equities (incl. private equity)	+1%	4.6	2.2	2.2
Hedge funds	+1%	2.3	1.0	1.1
Interest rates:				
Technical Provisions (Aust & NZ Fixed Interest)	-1% or 100 bpts change in interest rates	188.7	188.5	179.7
Shareholders' Funds (Australian Fixed Interest)	-1% or 100 bpts change in interest rates	8.9	14.9	11.2
Total Investment Returns	-1% or 100 bpts change in interest rates	197.6	203.4	190.9
Outstanding claims	-1% Change in net discount rate	(166.2)	(159.6)	(162.6)

7.7.2 Operational sensitivities

- This table shows the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods.

Sensitivity on NPBT	Change in assumption	30-Jun-06 A$m	30-Jun-07 A$m
Insurance sensitivities			
Loss ratio - Australia	-1%	52.1	51.3
Loss ratio - International	-1%	9.3	16.2
Underwriting expenses	-1%	12.0	13.0

APPENDIX A – GROUP PURPOSE AND STRATEGY

Group purpose and strategy

- The Group's over-riding purpose is to create sustainable value for its owners – its shareholders. As a general insurer, the Group believes that this is best achieved by delivering well on the following four key tenets:
    - Understanding and pricing risk;
    - Paying claims;
    - Managing costs; and
    - Reducing risk in the community.
- Explanations of how the Group interprets these are set out in its annual report and on its website.
- To successfully deliver on its commitment to shareholders, the Group regards it as fundamental that it generate returns above its cost of capital sustainably and keep its cost of capital competitive by continuing to grow its business, organically and through acquisition, while maintaining strong risk disciplines.
- The strategic financial goals that support the Group's growth objectives remain to double the size of the business between 2006 and 2012 within the following parameters:
    - Deliver top quartile shareholder return;.
    - Earn a return on equity of at least 1.5x the Group's weighted average cost of capital on a normalised basis;
    - Grow presence in mature international markets such as the UK;
    - Continue to build a footprint in Asian emerging markets;
    - Maintain an 80:20 mix of short-tail : long-tail premiums; and
    - Maintain a 'AA' category rating for the Group.
- In measuring progress against these goals, a balanced scorecard approach is used with targets set and measured in four areas: Financial/shareholder; Customer; People (i.e. employees); and Community.
- This report focuses primarily on the financial/shareholder aspect of the balanced scorecard. More detail on the other aspects is provided in the Group's annual sustainability report – released each November and accessible on the Group's website.

APPENDIX B – A SNAPSHOT OF IAG

Australian Personal Insurance Operations

The Australian personal insurance business develops, underwrites and distributes personal insurance products, and manages claims and assessing services. It is the largest insurance underwriting and claims and assessing operation in Australia and represents approximately 61% of the business.

The personal insurance products are sold primarily under the NRMA Insurance brand in NSW, ACT, Queensland and Tasmania. SGIO is the primary brand in Western Australia, and SGIC in South Australia. In Victoria, the Group distributes home, motor and other insurance products through RACV. Products are distributed through the branches, call centres and representatives. In addition, the Group sells a range of personal insurance nationally under the Swann Insurance brand.

Personal Insurance products distributed nationally by CGU are generally sold by intermediaries (insurance brokers and agents) and business partners (financial institutions and alliances).

Short-tail Insurance

Motor vehicle
Home and contents
Niche insurance, such as pleasure craft, veteran and classic car, caravan, and travel insurance.

Long-tail Insurance

Compulsory Third Party (motor injury liability).

Australian Commercial Insurance Operations

The Australian commercial insurance business develops, underwrites and distributes insurance products for businesses.

The commercial insurance products are sold primarily under the CGU Insurance brand through a network of more than 1,000 intermediaries (insurance brokers and agents).

The Group is a leading provider of workers' compensation services in Australia and operates in every State and Territory except South Australia, where there is a private involvement. In NSW and Victoria we collect premiums and manage claims on behalf of each State Government. In Western Australia, Tasmania, ACT and the Northern Territory, the Group underwrites policies and manages claims. Comprehensive risk management services are available to all employer customers.

Commercial insurance packages are also sold directly under the retail brands NRMA insurance, SGIO and SGIC. These are largely targeted at sole operators and smaller businesses.

Short-tail Insurance

Commercial property
Commercial motor and fleet motor
Construction and engineering
Farm, crop and livestock
Marine

Long-tail Insurance

Public and products liability
Professional indemnity
Directors' and officers'
Home warranty
Workers' compensation

International

NEW ZEALAND

The New Zealand business is the leading insurance provider in the country in the direct channel and a leading insurer in the Broker/agent channel.

The Group holds approximately 36% of the New Zealand market, and is strongly positioned in all geographic markets.

The Group provides insurance products directly to customers under our State brand and through insurance brokers and agents under our NZI brand. The personal lines and simplified commercial products are also distributed through agents and under the third party brands by the corporate partners, which include large financial institutions.

Short-tail Insurance

Motor vehicle
Home and contents
Commercial property, motor and fleet motor
Construction and engineering
Niche insurance, such as pleasure craft, boat, caravan, and travel.
Rural and horticultural
Marine

Long-tail Insurance

Surgical
Personal liability
Income protection
Commercial liability

EUROPE

The Group now owns two general insurance operations in Europe which, combined, underwrite approximately 5% of the United Kingdom motor insurance market. Hastings Direct (with a Gibraltar based underwriter, Advantage) was acquired in October 2006 and the Equity Insurance Group acquisition was completed in January 2007. In addition to distributing under their brands, they also underwrite affinity business and broke other insurers' business.

ASIAN INTERESTS

The Group has interests in four businesses in Asia – a controlling economic interest in IAG Insurance Thailand (from July 2005); a 30% share of AmAssurance Berhad (from March 2006); a controlling interest of 96.1% in Thailand's Safety Insurance following a public tender for shares completed in March 2006; and 100% ownership of the Beijing Continental Automobile Association (CAA) roadside assistance venture in China. In addition, in July 2006 the Group has established two specialist insurance operations in Labuan Re and Alba.

IAG
Insurance Australia Group

OUR MAJOR BRANDS

100% owned unless indicated



Australia

NRMA INSURANCE | SGIO | SGIC | CGU | swann insurance



New Zealand

STATE | NZI



Europe

equity | equity | Hastings DIRECT



Asia

CAA | NZI | [illegible] | AmAssurance

30% owned

[illegible]

APPENDIX C – SHARE PRICE TRENDS & TOP 20 REGISTERED HOLDINGS

3. Performance of IAG ordinary shares relative to benchmark indices

IAG Historical Share Price Performance - Since Listing


Returns using a base index of 100
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Notes:
Dividends are assumed to be reinvested using the close price on ex date.
Franking credit value is determined by grossing up the dividend value by the company tax rate (30%) and multiplying by the franking rate.
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
S&P/ASX 100 Accumulation Index
IAG Share Price including Reinvestment of Dividends
IAG Share Price including Reinvestment of Dividends and Franking Credits

4. Spread to Swap performance of Reset Preference Shares Subordinated Debt and Reset Exchangeable Securities


500
450
400
350
300
250
200
150
100
50
0
Spread to swap (bps)
120
110
100
90
80
70
60
Gross security price
Aug-02
Feb-03
Aug-03
Feb-04
Aug-04
Feb-05
Aug-05
Feb-06
Aug-06
Feb-07
Aug-07
IAGPA (30-day avg)
IAGPB
IANG
NRMA 6.35% A$ Nov-07
IAG 5.625% £ 2026nc2016
IAGPA GROSS PRICE (RH-axis)
IAGPB GROSS PRICE (RH-axis)
IANG GROSS PRICE (RH-axis)

Note:

As the IAGPAs were subject to a reset date on 15 June 2007, any movements in the price of the security will have a large impact on the implied spread. Additionally, on ex-dividend dates the price of the security may not fully adjust for the declaration of the dividend.

The first issue of Reset Preference Shares (IAGPA) listed on 5 June 2002 and was reset on 15 June 2007. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.63% per annum.

The second issue of Reset Preference Shares (IAGPB) listed on 23 June 2003. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.

The RES (IANG) listed on 12 January 2005. Interest is payable quarterly. The rate for the quarter to September 2007 is 5.3293% per annum, fully franked.

The performance of the IAGPA, IAGPB and IANG prices can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.

APPENDIX D - KEY ASX RELEASES

This schedule contains only a summary of the announcements made to the ASX since February 2007. It does not include announcements of changes in Directors' interests, nor the issue of shares upon exercise by employees of share rights. Reference should be made to a copy of the ASX announcements should further information be required. These are available on www.iag.com.au

22/02/2007 **Announcement of Half-Year results – 31 December 2006**

IAG announced a net profit after tax of $345m for the 6 months to 31 December 2006 (31 December 2005: $461m). The Board of IAG declared a fully franked dividend of 13.5 cents per ordinary share payable on 16 April 2007.

02/04/2007 **IAGPA reset of terms and notices**

IAG announced the terms and conditions applicable to the Reset Preference Shares (RPS) after the first reset date, 15 June 2007, on which IAG was to reset the margin, market rate and the next reset date.

02/04/2007 **Pricing of shares to be allocated under Dividend Reinvestment Plan**

The ordinary shares allocated under the Dividend Reinvestment Plan (DRP) were priced at $5.8507 per share for the interim dividend. The DRP price was based on an average market price for the ten days from 19 March 2007 to 30 March 2007 inclusive.

11/04/2007 **Change in substantial holding for Commonwealth Bank of Australia**

Commonwealth Bank of Australia announced that it had increased its combined holding in IAG ordinary shares from 6.49% voting power to 7.25%.

17/04/2007 **Dividends payable on Reset Preference Shares**

The Board of IAG declared fully franked dividends on RPS1 (IAGPA) and RPS2 (IAGPB). The record date was 30 May 2007 and payment date was 15 June 2007.

The RPS1 (IAGPA) dividend rate per annum was 5.8% (with $2.8921 payable per $100 share).

The RPS2 (IAGPB) dividend rate per annum was 4.51% (with $2.2488 payable per $100 share).

03/05/2007 **Resale of Reset Preference Shares**

IAG announced that a process to facilitate the resale of RPS1 that were the subject of Exchanges Notices that had been received would be undertaken. Macquarie Equity Capital Markets was appointed to manage the resale process of approximately $122 million of RPS.

10/05/2007 **IAGPA Reset Preference Share Resale Placement**

IAG advised that RPS that were subject to validly completed Exchange Notices were acquired by third parties on 15 June 2007 for their Face Value of $100 per RPS.

IAG announced that the Additional Margin referred to in the Reset Notice for the RPS would be 0% and the margin applying to all RPS would be 1.10% for the period from 16 June 2007 until the next Reset Date of 15 June 2021.

30/05/2007 **Change in substantial holding for Capital Group Companies**

The Capital Group Companies announced that it had decreased its holding in IAG ordinary shares for which it had voting power from 8.362% to 7.2029%.

04/06/2007 **IAG suspends discussions with China Pacific Property Insurance**

IAG announced that its planned investment in China Pacific Property Insurance (CPPI) to acquire 24.9% of CPPI had been suspended, and, barring any substantial changes in CPIC's short-term strategy, was unlikely to proceed.

12/06/2007 **NSW Central Coast Storms**

IAG announced that it had received over 9,000 claims in relation to the NSW Central Coast Storms and expected further lodgements. IAG advised that the full cost of claims under $100m would be borne by IAG and any costs in excess of $200m would be fully covered. Partial covers were in place for losses between $100m and $150m, which limited IAG's exposure to 37.25% of any losses.

IAG expected that the ultimate number of claims and related costs would lead to the Group making claims on its catastrophe reinsurance covers and the total pre-tax loss, net of reinsurance, was reasonably likely to reach the maximum Group exposure of $169m.

15/06/2007 **IAGPA Reset Of Dividend Rate**

IAG set the Market Rate (5 year swap rate) for its IAGPA RPS1 at the rate of 6.935%, in accordance with the RPS terms set out in the Reset Notice lodged on 2 April 2007. The Dividend Rate was fixed until the reset date of 15 June 2012 at the rate of 5.63% per annum.

25/06/2007 **Change in substantial holding for Commonwealth Bank of Australia**

Commonwealth Bank of Australia announced that it had increased its combined holding in IAG ordinary shares for which it had voting power from 7.52% to 8.54%.

28/06/2007 **Change to Dividend Reinvestment Plan Rules**

The IAG Board approved an amendment to the IAG Dividend Reinvestment Plan rules that came into effect on 1 August 2007. The change applies to the definition of "Average Market Price" in the Glossary of the DRP booklet to reflect changes to the ASX Market Rules.

13/07/2007 **Change in substantial holding for Capital Group Companies**

The Capital Group Companies announced that it had decreased its holding in IAG ordinary shares for which it had voting power from 7.2029% to 6.1334%.

31/7/2007 **Warning to IAG shareholders**

IAG issued a warning to its shareholders that Hassle Free Share Sales Pty Ltd may be preparing unsolicited offers to buy IAG shares at less than their prevailing market value.

01/08/2007 **Change in substantial holding for Commonwealth Bank**

Commonwealth Bank of Australia announced that it had increased its combined holding in IAG ordinary shares for which it had voting power from 8.54% to 9.54%.

17/8/2007 **Executive team changes**

IAG announced that Ms Sam Mostyn would be leaving her role as a full-time executive in October 2007 and that Ms Christine McLoughlin would assume Ms Mostyn's responsibilities along with her existing responsibility for Group Strategy.

Insurance Australia Group

1. Ordinary Shareholders (IAG) as at 30 June 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		280,101,769	15.61%
2	NATIONAL NOMINEES LIMITED		139,245,663	7.76%
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		129,088,461	7.19%
4	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	50,380,230	2.81%
5	CITICORP NOMINEES PTY LIMITED		44,096,152	2.46%
6	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<BKCUST A/C>	25,795,286	1.44%
7	COGENT NOMINEES PTY LIMITED		21,626,316	1.21%
8	CITICORP NOMINEES PTY LIMITED	<CFS WSLE GEARED SHR FND A/C>	17,689,479	0.99%
9	CITICORP NOMINEES PTY LIMITED	<CFS WSLE IMPUTATION FND A/C>	16,129,775	0.90%
10	AUSTRALIAN REWARD INVESTMENT ALLIANCE		12,325,104	0.69%
11	CITICORP NOMINEES PTY LIMITED	<CFS WSLE 452 AUST SHARE A/C>	11,624,464	0.65%
12	QUEENSLAND INVESTMENT CORPORATION		10,993,764	0.61%
13	CITICORP NOMINEES PTY LIMITED	<CFS IMPUTATION FUND A/C>	10,496,784	0.58%
14	AMP LIFE LIMITED		8,880,542	0.49%
15	IAG SHARE PLANS NOMINEE PTY LIMITED	<IAG PAR UNALLOCATED A/C>	8,640,561	0.48%
16	CITICORP NOMINEES PTY LIMITED	<CFS WSLE AUST SHARE FND A/C>	7,146,183	0.40%
17	UBS NOMINEES PTY LTD	<116C A/C>	6,830,000	0.38%
18	ANZ NOMINEES LIMITED	<INCOME REINVEST PLAN A/C>	6,100,947	0.34%
19	CITICORP NOMINEES PTY LIMITED	<CFSIL CFSWS GEAR 452 AU A/C>	5,855,939	0.33%
20	ARGO INVESTMENTS LIMITED		5,783,333	0.32%
		Total Top Holders Balance	818,830,752	45.63%

2. Reset Preference (IAGPA) Shareholders as at 30 June 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		451,401	12.90
2	UBS NOMINEES PTY LTD		171,233	4.89
3	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	117,294	3.35
4	CITICORP NOMINEES PTY LIMITED		109,997	3.14
5	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		80,750	2.31
6	M F CUSTODIANS LTD		49,769	1.42
7	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	47,306	1.35
8	OHJ HOLDINGS PTY LTD		42,085	1.20
9	ARMADA INVESTMENTS PTY LTD		39,500	1.13
10	ARGO INVESTMENTS LIMITED		30,800	0.88
11	NATIONAL NOMINEES LIMITED		27,200	0.78
12	G JAMES AUSTRALIA PTY LTD		25,000	0.71
13	MOUNT PRITCHARD & DISTRICT COMMUNITY CLUB		25,000	0.71
14	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	21,192	0.61
15	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		21,099	0.60
16	CATHOLIC CHURCH INSURANCES LTD		20,000	0.57
17	CITICORP NOMINEES PTY LIMITED	<CMIL CWLTH INCOME FUND A/C>	20,000	0.57
18	DIMBULU PTY LTD		20,000	0.57
19	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<GSENIP A/C>	20,000	0.57
20	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	<BERNDALE A/C>	15,794	0.45
		Total Top Holders Balance	1,355,420	38.71

3. Reset Preference (IAGPB) Shareholders as at 30 June 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		359,128	17.96
2	AMP LIFE LIMITED		199,374	9.97
3	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	150,000	7.50
4	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	123,914	6.20
5	NATIONAL NOMINEES LIMITED		106,610	5.33
6	CITICORP NOMINEES PTY LIMITED		99,613	4.98
7	UBS NOMINEES PTY LTD		89,024	4.45
8	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	65,861	3.29
9	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	64,025	3.20
10	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	59,422	2.97
11	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	34,060	1.70
12	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		29,088	1.45
13	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		28,212	1.41
14	UCA CASH MANAGEMENT FUND LIMITED		24,097	1.20
15	WOODROSS NOMINEES PTY LTD		23,700	1.19
16	MRS FAY CLEO MARTIN-WEBER		20,000	1.00
17	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD	<HYBRID PORTFOLIO A/C>	18,944	0.95
18	M F CUSTODIANS LTD		15,959	0.80
19	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	14,450	0.72
20	PERPETUAL TRUSTEE COMPANY LIMITED		10,749	0.54
		Total Top Holders Balance	1,536,230	76.81

4. Reset Exchangeable Securities (IANG) holders as at 30 June 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		773,256	14.06
2	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		320,644	5.83
3	NATIONAL NOMINEES LIMITED		154,377	2.81
4	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	143,757	2.61
5	CITICORP NOMINEES PTY LIMITED		142,382	2.59
6	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		110,985	2.02
7	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	84,365	1.53
8	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<AFT>	69,344	1.26
9	UCA CASH MANAGEMENT FUND LTD		68,107	1.24
10	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<GSJBW A/C>	67,565	1.23
11	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	64,325	1.17
12	SUNCORP CUSTODIAN SERVICES PTY LINITED	<ACT>	52,845	0.96
13	COGENT NOMINEES PTY LIMITED		50,000	0.91
14	CRYTON INVESTMENTS NO 9 PTY LTD	<GARNER NUMBER 1 A/C>	48,000	0.87
15	SR CONSOLIDATED PTY LTD		30,300	0.55
16	PERPETUAL TRUSTEES CONSOLIDATED LIMITED	<ALLIANCE A/C>	28,544	0.52
17	ARGO INVESTMENTS LIMITED		25,000	0.45
18	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	22,475	0.41
19	AUSTRALIAN EXECUTOR TRUSTEES LIMITED	<NO 1 ACCOUNT>	21,275	0.39
20	THE AUSTRALIAN NATIONAL UNIVERSITY		20,000	0.36
Total Top Holders Balance			2,297,546	41.77

APPENDIX E – PRODUCT AND GEOGRAPHICAL DIVERSIFICATION

F1: Growth in gross written premium and product split

This graph shows a history of the Group's growth in gross written premium and the increased diversification over a 10-year period.



Gross Written Premium by Business A$bn
(excluding Share of Associates)
9 year CAGR = 15.3%
% of premium generated outside Australia
0%
0%
0%
4%
11%
13%
14%
15%
16%
26%
$2.0bn
$2.2bn
$2.6bn
$3.2bn
$3.6bn
$5.2bn
$6.4bn
$6.7bn
$6.4bn
$7.4bn
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
Motor
Home
Health
Other Short-tail
Short-tail Commercial
Liability
CTP/Motor liability
Workers' Comp
Reinsurance

Notes:

1. The Group's mix of short-tail and long-tail premium as at 30 June 2007 is 80:20.
2. The Health business was sold in July 2003.
3. Other short-tail primarily consists of other accidents, extended warranty and consumer credit insurance.

F2: Key acquisitions completed since 1998

Calendar Year		GWP Acquired
1998	• Acquired **SGIO** & **SGIC** in WA & SA through on-market takeover of SGIO Ltd	$321 m
1999	• **RACV** Strategic Alliance in VIC	$333 m
2001	• Acquisition of **State Insurance** in NZ	$297 m
	• Acquisition of renewal rights to HIH workers' compensation(4)	$80 m
2003	• Acquisition of **CGU & NZI**(4) (Aviva's general insurance business in Australia and New Zealand respectively)	$2,009 m
2005	• Acquisition of **RSA** Thailand (Royal & Sun Alliance business)	$35 m
2006	• Investment of 30% in **AmAssurance** Bhd in Malaysia(3)	$41m
	• Increased interest to 97% in **Safety Insurance** in **Thailand**	$100 m
	• Acquisition of **Hastings Group**(4)	$233 m
	• Acquisition of **Equity Insurance Group**(4)	$875 m
2007	• Acquisition of **Open and Direct Insurance Service**(4)	N/A

Note:
(1) This does not represent all acquisitions, only acquisitions greater than $20m are shown and excludes divestments.
(2) GWP reflects premiums for the financial year prior to acquisition.
(3) Reflects proportion interest in AmAssurance.
(4) Acquisition also includes fee based business.

F3: Group Gross Written Premium – Region split

IAG Group GWP by Region
FY ended 30 June 2007


Asia
3%
Europe
10%
New Zealand
13%
Australia
74%

IAG Group GWP by Region
HY ended 30 June 2007


Asia
3%
Europe
16%
New Zealand
13%
Australia
68%

F4: Group Gross Written Premium – Channel split

IAG Group GWP by Channel
FY ended 30 June 2007


Broker/agent
39%
Direct
49%
Affinity
12%

IAG Group GWP by Channel
FY ended 30 June 2006


Broker/agent
34%
Direct
53%
Affinity
13%

APPENDIX F – GWP GROWTH ORGANIC VS ACQUISITIVE


GWP Growth
Organic vs acquisitive
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
% Growth (PCP)
-3.6%
1.0%
-4.6%
14.7%
2.9%
11.8%
FY06
FY07
Acquisitive growth
Organic growth

Note: Acquisitive growth in FY07 is due to the newly acquired European underwriting businesses in the UK and Gibraltar.

APPENDIX G - GLOSSARY

The following is a glossary of the terms used in this report including terms commonly used in the insurance industry.

AIFRS:	Australian equivalents of International Financial Reporting Standards.
APRA:	Australian Prudential Regulation Authority.
ASX:	Australian Securities Exchange Limited.
Business volume:	this measures the volume of business at a point in time. The basis of the measure depends on the class of business. In personal lines classes of business, the relevant volume measure is "risks in force". In commercial classes, the volume measure is "policies in force". The difference in the definition is required to capture the distinct nature of IAG's business mix.
Combined ratio:	represents the total of Net Claims Expense incurred and Underwriting Expenses, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio.
CTP:	Compulsory Third Party insurance, which is liability cover that motorists are obliged to purchase.
Expense ratio:	the ratio of Underwriting Expenses to Net Earned Premium. Expenses are split into administration and commission, with rates calculated on the same basis.
Fire services levy (FSL):	FSL is a tax on insurers to assist government funding for fire services. FSL is an expense of the insurer, rather than government charges directly upon those insured. The insurer is responsible for paying the FSL, usually in arrears. The amount paid by the insurer does not depend on the amounts collected from those insured in relation to the levy.
Gross written premium (GWP):	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specified period, before deduction of Reinsurance premiums.
Group:	IAG and its subsidiaries.
Insurance margin:	the ratio of Insurance Profit to Net Earned Premium.
Insurance profit:	Underwriting Result plus investment income on Technical Reserves.
June 2007 Storms:	The severe weather even that occurred over the Queen's Birthday weekend in June 2007 in the Hunter Valley and Newcastle region.

Long-tail: classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when earned premiums are collected and final settlement of claims that is generally greater than 12 months.

Loss ratio: the ratio of Net Claims Expense to Net Earned Premium.

LTCS: Lifetime Care and Support Scheme. This scheme is operated by the NSW Government and provides care for people catastrophically injured in motor vehicle accidents in NSW regardless of fault. It is funded by a levy collected through NSW CTP premiums.

MCR: minimum capital requirement as defined by APRA.

Net claims expense: insurance claim losses incurred plus claims handling expenses minus Recoveries.

Net earned premium (NEP): Gross Written Premium plus/minus the decrease/increase in unearned premium less the reinsurance expense applicable to that period/premium.

Probability of adequacy (PoA): the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of adequacy of claims reserves of 75% for the purpose of assessing solvency under the Insurance Act 1973 (as amended). It is also known as the probability of sufficiency.

RACV: Royal Automobile Club of Victoria (RACV) Limited.

Recoveries: the amount of claims recovered from reinsurers, third parties or salvage.

Reinsurance: the practise whereby one party (the Reinsurer), in consideration for a premium paid to it, agrees to cover certain pre-agreed liabilities of another party (the Reinsured) arising from insurance policies issued by that Reinsured.

Reset Exchangeable Securities (RES): Reset Exchangeable Securities issued by IAG Finance (New Zealand) Limited and quoted on ASX as IANG. The issuer is a wholly owned subsidiary of IAG.

Reset Preference Shares (RPS): Reset Preference Shares issued by IAG in two tranches and listed on ASX as IAGPA and IAGPB.

Risks in force: risk refers to the subject matter that an insurance policy or contract protects (for example, number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. Risks in force are a measure of the total number of risks covered by an insurance company at a point in time.

Shareholders' funds: the investment portfolio other than Technical Reserves. It essentially represents the shareholders capital that is not being utilised in day-to-day operations.

Short-tail: classes of insurance (such as motor, home and small-to-medium enterprise commercial) with an average period between the time when premiums are earned and final settlement of claims that is generally less than 12 months.

S&P:	Standard & Poor's Rating Services or Standard & Poor's Investment Services.
Technical reserves:	the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough reported) and Unearned Premium, net of Recoveries and premium debtors.
Underwriting:	the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk.
Underwriting Expenses:	those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses.
Underwriting profit/(loss):	see Underwriting Result.
Underwriting result:	Net Earned Premium less Net Claims Expense less Underwriting Expenses.
Unearned premium:	the portion of premium written applicable to the unexpired portion of a policy.
WACC:	weighted average cost of capital.

MEDIA RELEASE

24 AUGUST 2007

Insurance Australia Group

IAG beats revenue guidance but profit affected by storms

Insurance Australia Group Limited (IAG) today announced a net profit after-tax of $552 million for the full year ended June 2007 (June 2006: $759 million), and an insurance margin of 11.4% (June 2006: 13.7%). Premium revenue grew by 15% to a record $7.4 billion, ahead of the targeted 12-14%, on the back of growth in all businesses, in particular Australian Personal Lines and the UK business.

The Group was on track to deliver an improved insurance margin until the final month of the period, when it incurred a $200 million net loss from the June storms in Australia and the UK, which had a negative 3% impact on the insurance margin.

When compared to the previous year, the reported result also includes a $47 million increase in amortisation costs on the newly acquired UK businesses and a $167 million after-tax decrease in investment returns following the Group's decision to de-risk its portfolio by reducing exposure to equities and investing in its core businesses.

IAG CEO, Mr Michael Hawker said, "We took a transformational step in the diversification of our portfolio with our UK acquisitions, which constituted around 16% of the Group's premium revenue in the second half and delivered an $86 million (pre-tax) diversification benefit. At the same time, we have reinvigorated our domestic franchise. The momentum in our biggest business, Australian Personal Lines, has continued, with GWP in the second half up 4.5% on the first, and 2.6% overall after adjusting for the impact of the NSW Lifetime Care & Support Scheme. That is a clear turnaround from the 3% decline last year.

"The result shows we are successfully executing our plans to improve our domestic business and build new growth platforms overseas. However, the earnings potential created by this momentum was not fully reflected at the reported profit level this year due to the June storms in Australia and the UK."

Business segments

Mr Hawker said all of the Group's businesses grew during the year.

"The momentum we spoke about six months ago in Australian Personal Lines has accelerated. In our direct book, which makes up about 74% of Australian Personal Lines, revenue from the short-tail business was up 4.7% in the second half over the first half. We also achieved our target of 38% of NSW CTP market share of registrations for the year. Margins on the direct book remained healthy at 16.2% as we maintained our cost discipline and benefited from prudent reserving.

"The Australian Commercial business also performed strongly, growing both revenue and profit. However, a fourth consecutive year of falling premiums and significant competitive pressure mean the reported profitability of commercial insurance across the industry has relied on unsustainable levels of prior period reserve releases.

"In the UK, the underwriting cycle took longer than expected to bottom out, but we now believe it is hardening as rate rises are starting to hold and cross-product subsidies are disappearing on the back of the UK flood-related losses.

"Within our combined UK business, the niche bespoke portfolio performed well while the private motor market remained challenging as rate increases took longer to come through than originally anticipated. We also had the severe storm in June. As a result, while GWP was higher than anticipated, the insurance profit was below expectations. The steps we have taken both on rates and expenses are already having an impact and should ensure earnings are in line with our expectations in the medium-term.

"As planned, Equity Insurance Group was cash earnings per share accretive immediately, and is on track to deliver the EBITDA contribution for calendar 2007 announced at the time of acquisition. We have also upgraded our synergies target by close to 14%, from £22 million to £25 million.

"New Zealand grew its business in local currency terms and our Asian business generated higher revenue and profit.

"The Group also increased its fee generating business base and pre-tax profit from these operations increased from $1 million to $78 million during the year," Mr Hawker said.

Investments

While the result has been adversely impacted by a drop in investment returns, Mr Hawker indicated recent volatility in domestic and international markets underscored the soundness of the Group's strategy to reduce shareholder exposure to equities. "We are confident this will reduce the volatility of our earnings over the long term and deliver greater shareholder value as we grow our insurance businesses," he said.

Balance sheet, capital and dividends

In light of the Group's performance, the Board has declared a final fully franked dividend of 16 cents per share to be paid on 8 October 2007 to shareholders registered as at 5 September 2007. This brings the annual dividend for the year to 29.5 cents per ordinary share, consistent with the previous year. The Group has declared it will underwrite the final dividend as an efficient means of providing additional capital to fund planned growth and potential bolt-on acquisitions.

The Group maintained the highest Standard & Poor's financial strength rating of any Australian-based general insurer for its key wholly-owned insurers. Its very strong capital position was also retained, with a multiple of 1.67-times its Minimum Capital Requirement as at 30 June 2007.

Insurance Australia Group

Outlook

Mr Hawker said the Group was targeting continued strong growth in the current financial year.

"We have reinvigorated the revenue of our Australian Personal Lines business and expect this momentum will continue in the current year, at the same time as we benefit from a full-year's contribution from the UK business acquired during the past year. As a result, we are targeting GWP or revenue growth for the full year of 10-12%," Mr Hawker said.

"While we expect operating conditions to remain challenging, we are executing plans to respond to various parts of the cycle. To ensure a more sustainable outcome in terms of a fair price for risk, we've started increasing rates in short-tail commercial in Australia and New Zealand and have already put rate rises through in private motor in the UK, which now appear to be holding across the market.

"Our aim is for our return to ordinary shareholders to exceed 1.5-times our weighted average cost of capital, barring any major losses for the year outside our normal allowances.

"We expect dividends in FY08 will remain in line with the current year while we use capital to fund further shareholder accretive acquisitions. We are currently actively pursuing opportunities in China, India and Europe, and we are also well advanced in our plans to increase our ownership in AmAssurance's non-life business from 30% to 49%.

"We have made significant progress this year in building our international operations, as well as improving the momentum and strength of our domestic businesses. The company remains committed to its ambition of doubling the size of the business over the next five years," Mr Hawker concluded.

ENDS

About Insurance Australia Group Limited

Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Carolyn McCann
T 02 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Michael Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

MEDIA RELEASE

17 AUGUST 2007

IAG Insurance Australia Group

IAG EXECUTIVE TEAM CHANGES

Insurance Australia Group (IAG) today announced Group Executive Culture & Reputation, Ms Sam Mostyn, will leave her role on the Executive team in mid-October to take a career break, and will return as an advisor to IAG in January 2008.

Her Culture & Reputation portfolio will transition to Ms Christine McLoughlin, currently Group Executive Strategy. Ms McLoughlin will also retain the Strategy portfolio.

IAG CEO Mr Mike Hawker said Ms Mostyn had made an enormous contribution to IAG.

"Sam has driven a number of significant and positive changes, including measuring the engagement of our workforce, flexible work arrangements, attracting, developing and retaining talented women, and creating a more diverse and age-balanced workforce," he said.

"She has also spearheaded the Group's advocacy activities, and has been instrumental in creating and evolving IAG's relationship with key community partners and our response to climate change.

"We're very sorry Sam will no longer be on the Executive team, however I'm delighted we've been able to retain access to her skills and vision. Sam is keen to develop a portfolio of interests and from next year she will continue to work on a range of projects with us, such as our advocacy work and in mentoring our people."

Mr Hawker said the transition of the Culture & Reputation portfolio to Ms McLoughlin demonstrated the depth of capability in the IAG management team.

"In her Strategy role, Christine has been instrumental in defining and driving IAG's response to the forces which affect our industry, and in building a strategic framework under which IAG can continue to grow, domestically and internationally," he said.

"We're delighted to have an executive of Christine's calibre to continue the important work of building a sustainable workforce and a reputation which continues to reflect our values, especially as we move into international insurance markets. There'll also be significant benefit in aligning our strategy, people and reputation priorities."

The change will take effect from mid-October.

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Carolyn McCann
T +61 2 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Michael Woods
T +61 2 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Commonwealth Bank
Commonwealth Bank of Australia
ACN 123 123 124

FACSIMILE

To	**Insurance Australia Group Limited**	Facsimile Number	(02) 9292 8072
Refer	**Company Secretary**	Telephone Number	
From	CBA Group Secretariat	Facsimile Number	
Sender	Carol Ye	Telephone Number	(02) 9303 6132
Date	1 August 2007	Number of Pages	19 pages including this page
Subject	**Change in Substantial Shareholding – Form 604**		

We enclose Form 604 lodged with the ASX today.

The attached notice may include holdings of certain registered managed investment schemes which have the benefit of ASIC relief.

Those holdings will have an asterisk against them and refer the reader to a note at the end of the notice. If those holdings are so marked, please read the note on the last page of the notice.

A copy of the ASIC relief is available upon request or through ASIC.

SHANE McLAY
AUTHORISED SIGNATORY

Michael Kelman
Investment Operations
Authorised Signatory

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To: Insurance Australia Group Limited

ACN/ARSN: 090 739 923

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	27/07/2007
The previous notice was given to the company on	25/06/2007
The previous notice was dated	19/06/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	74,881,695	4.17%	77,859,915	4.34%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	17,764,328	0.99% see note 1 at the end of this form	17,761,778	0.99% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	60,684,806	3.38% see note 2 at the end of this form	75,663,431	4.22% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	153,330,829	8.54%	171,285,124	9.54%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Adrienne Harverson on 02 9303 6661.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	39,062 Fully paid ordinary shares	39,062
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	69,022,968 Fully paid ordinary shares	69,022,968
Colonial First State Investment Limited (1)	Citigroup Global Market Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	10,048 Fully paid ordinary shares	10,048
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	2,475,095 Fully paid ordinary shares	2,475,095
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	2,646,363 Fully paid ordinary shares	2,646,363
Colonial First State Investment Limited (2)	Motor Accident Commission, c/o Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	325,609 Fully paid ordinary shares	325,609
Colonial First State Investment Limited (2)	National Nominees Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	136,345 Fully paid ordinary shares	136,345

Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	17,761,778 Fully paid ordinary shares"*" See note 1 on the last page of this form.	17,761,778
CommSec Trading Limited	Share Direct Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	150,000 Fully paid ordinary shares	150,000
The Colonial Mutual Life Assurance Society Limited	ANZ Custodian Services Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	4,148,121 Fully paid ordinary shares"*" See note 2 on the last page of this form	4,148,121
The Colonial Mutual Life Assurance Society Limited	BNP Paribas Securities		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	11,552,796 Fully paid ordinary shares"*" See note 2 on the last page of this form	11,552,796
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as life company holding statutory funds	3,054,425 Fully paid ordinary shares	3,054,425
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	20,679,579 Fully paid ordinary shares"*" See note 2 on the last page of this form	20,679,579
The Colonial Mutual Life Assurance Society Limited	JP Morgan Nominees Australia Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	34,704,752 Fully paid ordinary shares"*" See note 2 on the last page of this form	34,704,752
The Colonial Mutual Life Assurance Society Limited	National Nominees Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,956,055 Fully paid ordinary shares"*" See note 2 on the last page of this form	2,956,055

. The Colonial Mutual Life Assurance Society Limited	State Street Australia Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,622,128 Fully paid ordinary shares"*" See note 2 on the last page of this form	1,622,128
Grand Total					171,285,124

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1–(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2–(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 1 day of August 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 27/07/2007

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)	A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)	ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)	ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)	AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)	Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)	Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)	ASB Bank Limited (398445)
ASB Group Investments Limited (533945)	Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)	Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)	Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)	Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)	CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)	CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)	CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)	CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)	CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)	CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)	CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)	CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)	CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)	CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)	CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)	CBPC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)	CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)	Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)	CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)	CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)	CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)	CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)	Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)	Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)	Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)	Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)	Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)	Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)	Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)	Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)	Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)	Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)	Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)	Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)	Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)	Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)	Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)	Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)	Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)	Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)	Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)	Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)	Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)	Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)	Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)	Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)	Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)	COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)	Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 27/07/2007

John Damien Hatton – Company Secretary

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
21 Jun 2007	Share Direct Nominees Pty Limited	BUY	3615	21220
21 Jun 2007	Share Direct Nominees Pty Limited	BUY	8385	49220
22 Jun 2007	Share Direct Nominees Pty Limited	BUY	86	498
22 Jun 2007	Share Direct Nominees Pty Limited	BUY	333	1928
22 Jun 2007	Share Direct Nominees Pty Limited	BUY	4081	23629
22 Jun 2007	Share Direct Nominees Pty Limited	SELL	737	4282
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	2500	14450
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	4138	24998
26 Jun 2007	Share Direct Nominees Pty Limited	SELL	6620	38330
27 Jun 2007	Share Direct Nominees Pty Limited	BUY	2279	13747
28 Jun 2007	Share Direct Nominees Pty Limited	BUY	5000	28650
28 Jun 2007	Share Direct Nominees Pty Limited	BUY	51150	275187
28 Jun 2007	Share Direct Nominees Pty Limited	SELL	726	4160
28 Jun 2007	Share Direct Nominees Pty Limited	SELL	1457	8334
28 Jun 2007	Share Direct Nominees Pty Limited	SELL	2124	12213
28 Jun 2007	Share Direct Nominees Pty Limited	SELL	16368	96080
28 Jun 2007	Share Direct Nominees Pty Limited	SELL	40920	250021
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	50	285
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	691	3932
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	1279	7278
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	2077	11818
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	2240	12746
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	2500	14225
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	3808	21668
29 Jun 2007	Share Direct Nominees Pty Limited	BUY	4215	23983
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	287	1636
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	595	3392
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	627	3574
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	755	4304
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	889	5067
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	914	5210
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	1844	10474
04 Jul 2007	Share Direct Nominees Pty Limited	BUY	15000	86250
17 Jul 2007	Share Direct Nominees Pty Limited	SELL	891	5168
18 Jul 2007	Share Direct Nominees Pty Limited	BUY	10000	58300
19 Jul 2007	Share Direct Nominees Pty Limited	BUY	15000	89250
19 Jul 2007	Share Direct Nominees Pty Limited	SELL	-273846	-1629384
27 Jul 2007	Share Direct Nominees Pty Limited	BUY	314	1824
27 Jul 2007	Share Direct Nominees Pty Limited	BUY	4351	25279
27 Jul 2007	Share Direct Nominees Pty Limited	BUY	5000	29000
Total			-50000	-337774
Entity Total			-50000	-337774

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration

20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-104660	-614396
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-89568	-525800
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-10632	-62414
26 Jun 2007	Citicorp Nominees Pty Limited	BUY	70339	408518
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	157203	896557
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	127077	730195
16 Jul 2007	Citicorp Nominees Pty Limited	BUY	129401	749439
17 Jul 2007	Citicorp Nominees Pty Limited	BUY	2468	14302
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	7404	42905
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	231242	1349231
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-43922	-267046
25 Jul 2007	Citicorp Nominees Pty Limited	BUY	77337	462598
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	131913	763287
Total			**685602**	**3947376**

Entity Total			**685602**	**3947376**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
21 Jun 2007	Citicorp Nominees Pty Limited	BUY	91580	537217
25 Jun 2007	Citicorp Nominees Pty Limited	BUY	20800	120749
26 Jun 2007	Citicorp Nominees Pty Limited	BUY	125392	728257
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	151958	866643
04 Jul 2007	Citicorp Nominees Pty Limited	BUY	207816	1195132
05 Jul 2007	Citicorp Nominees Pty Limited	SELL	-207816	-1195873
06 Jul 2007	Citicorp Nominees Pty Limited	BUY	10000	56899
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	106167	610045
16 Jul 2007	Citicorp Nominees Pty Limited	BUY	23093	133745
17 Jul 2007	Citicorp Nominees Pty Limited	BUY	440	2550
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	1321	7655
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	49927	291310
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	11317	68653
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	145033	878622
25 Jul 2007	Citicorp Nominees Pty Limited	BUY	125334	749696
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	54218	313721
Total			**916580**	**5365021**

Date	Registered Company	Transaction type	Quantity	Consideration
21 Jun 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	16785	98456
26 Jun 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	23083	134054
29 Jun 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	27291	155636
11 Jul 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	19430	111640
16 Jul 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	4213	24399
17 Jul 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-16053	-93035
24 Jul 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	2749	16677
24 Jul 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	35231	213419
25 Jul 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	21463	128375
27 Jul 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	9288	53740
Total			**143480**	**843361**

Date	Registered Company	Transaction type	Quantity	Consideration
28 Jun 2007	National Nominees Limited	BUY	1578	9044
02 Jul 2007	National Nominees Limited	BUY	17277	98003
12 Jul 2007	National Nominees Limited	BUY	13000	74232
25 Jul 2007	National Nominees Limited	BUY	12603	75422
26 Jul 2007	National Nominees Limited	BUY	12690	74814
27 Jul 2007	National Nominees Limited	BUY	4325	25100
Total			61473	356615
Entity Total			1121533	6564997

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-42700	-250694
21 Jun 2007	Citicorp Nominees Pty Limited	BUY	8570	50461
26 Jun 2007	Citicorp Nominees Pty Limited	SELL	-40000	-231287
27 Jun 2007	Citicorp Nominees Pty Limited	BUY	21000	120191
27 Jun 2007	Citicorp Nominees Pty Limited	BUY	38000	217488
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-40600	-232261
28 Jun 2007	Citicorp Nominees Pty Limited	BUY	22230	127286
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-56200	-320476
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-9000	-51088
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-16400	-92609
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	31880	180945
03 Jul 2007	Citicorp Nominees Pty Limited	SELL	-21700	-123483
04 Jul 2007	Citicorp Nominees Pty Limited	BUY	64000	366689
04 Jul 2007	Citicorp Nominees Pty Limited	BUY	77800	445773
04 Jul 2007	Citicorp Nominees Pty Limited	BUY	189200	1084066
04 Jul 2007	Citicorp Nominees Pty Limited	SELL	-80600	-460135
05 Jul 2007	Citicorp Nominees Pty Limited	SELL	-18400	-105528
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-7200	-41041
09 Jul 2007	Citicorp Nominees Pty Limited	BUY	4830	27802
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-15400	-88070
10 Jul 2007	Citicorp Nominees Pty Limited	BUY	30530	176009
10 Jul 2007	Citicorp Nominees Pty Limited	BUY	100000	576179
10 Jul 2007	Citicorp Nominees Pty Limited	SELL	-34900	-200253
11 Jul 2007	Citicorp Nominees Pty Limited	SELL	-34100	-194867
12 Jul 2007	Citicorp Nominees Pty Limited	SELL	-27000	-153831
13 Jul 2007	Citicorp Nominees Pty Limited	SELL	-7600	-43641
17 Jul 2007	Citicorp Nominees Pty Limited	SELL	-26200	-152206
18 Jul 2007	Citicorp Nominees Pty Limited	SELL	-154907	-899094
18 Jul 2007	Citicorp Nominees Pty Limited	SELL	-28163	-163461
20 Jul 2007	Citicorp Nominees Pty Limited	BUY	14042	84010
20 Jul 2007	Citicorp Nominees Pty Limited	BUY	26418	157935
23 Jul 2007	Citicorp Nominees Pty Limited	BUY	6120	37395
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20100	-122497
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-18000	-108829
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	29000	167502
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	33000	190605
Total			-2550	-25015
Entity Total			-2550	-25015

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-128204	-752609

20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-95065	-558070
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-66420	-389912
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-55949	-328443
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-28778	-168938
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-22124	-129877
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-18107	-106295
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-12097	-71014
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-10975	-64428
21 Jun 2007	Citicorp Nominees Pty Limited	BUY	156527	918202
21 Jun 2007	Citicorp Nominees Pty Limited	SELL	-8514	-50277
26 Jun 2007	Citicorp Nominees Pty Limited	BUY	222641	1293064
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-316769	-1813121
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-106931	-612051
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-46970	-268847
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-21869	-124770
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-7030	-40238
28 Jun 2007	Citicorp Nominees Pty Limited	BUY	14200	81269
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-305031	-1739759
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-102969	-587289
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-45230	-257971
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-6770	-38613
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	500	2838
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	21945	125301
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	39116	223344
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	69188	394591
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	317178	1808922
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	3198	18037
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	7456	42052
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	55338	312106
03 Jul 2007	Citicorp Nominees Pty Limited	SELL	-70800	-401650
05 Jul 2007	Citicorp Nominees Pty Limited	SELL	-102217	-583356
05 Jul 2007	Citicorp Nominees Pty Limited	SELL	-73385	-418811
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-96127	-546788
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-68402	-389083
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-5843	-33246
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-4157	-23653
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-101578	-581493
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-90671	-519055
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-23158	-132570
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-5317	-30438
10 Jul 2007	Citicorp Nominees Pty Limited	BUY	3700	21326
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	8693	49951
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	15757	90541
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	21964	126207
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	70478	404973
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	128000	736754
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	133323	766086
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	196594	1129646
16 Jul 2007	Citicorp Nominees Pty Limited	BUY	29531	171032
16 Jul 2007	Citicorp Nominees Pty Limited	BUY	30000	173748
17 Jul 2007	Citicorp Nominees Pty Limited	BUY	563	3262
17 Jul 2007	Citicorp Nominees Pty Limited	BUY	572	3315
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	1689	9787
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	1716	9944
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	4844	28263
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	11033	64374
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	39835	232426
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	43484	253717
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	81775	477134
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	83754	488681

19 Jul 2007	Citicorp Nominees Pty Limited	BUY	13789	81407
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-9524	-57906
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	6216	37555
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	18616	112471
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	20019	121443
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	67016	404887
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	96725	584378
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	256583	1554401
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	304648	1845705
25 Jul 2007	Citicorp Nominees Pty Limited	BUY	31277	187086
25 Jul 2007	Citicorp Nominees Pty Limited	BUY	222342	1329958
26 Jul 2007	Citicorp Nominees Pty Limited	BUY	370401	2184839
26 Jul 2007	Citicorp Nominees Pty Limited	SELL	-35642	-208217
26 Jul 2007	Citicorp Nominees Pty Limited	SELL	-30557	-178511
26 Jul 2007	Citicorp Nominees Pty Limited	SELL	-9313	-54406
26 Jul 2007	Citicorp Nominees Pty Limited	SELL	-2389	-13956
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	13264	76749
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	96420	557914
Total			**1197026**	**7264025**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
25 Jul 2007	Citigroup Global Market Limited	BUY	5373	32115
26 Jul 2007	Citigroup Global Market Limited	BUY	4675	27549
Total			**10048**	**59664**
Entity Total			**1207074**	**7323689**

Avanteos Investments Limited

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
26 Jun 2007	Avanteos Investments Limited	BUY	5000	29000
26 Jun 2007	Avanteos Investments Limited	CONV IN	244	0
04 Jul 2007	Avanteos Investments Limited	SELL	-1677	-9643
05 Jul 2007	Avanteos Investments Limited	BUY	3500	20195
13 Jul 2007	Avanteos Investments Limited	BUY	6944	40136
Total			**14011**	**79688**
Entity Total			**14011**	**79688**

The Colonial Mutual Life Assurance Society Limited

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
22 Jun 2007	ANZ Custodian Services Limited	BUY	9400	54614
22 Jun 2007	ANZ Custodian Services Limited	BUY	14000	81188
22 Jun 2007	ANZ Custodian Services Limited	BUY	30000	174446
22 Jun 2007	ANZ Custodian Services Limited	BUY	65600	380140
25 Jun 2007	ANZ Custodian Services Limited	BUY	900	5206
25 Jun 2007	ANZ Custodian Services Limited	BUY	1400	8099
25 Jun 2007	ANZ Custodian Services Limited	BUY	5100	29588
25 Jun 2007	ANZ Custodian Services Limited	BUY	8200	47573
26 Jun 2007	ANZ Custodian Services Limited	BUY	6200	35990
27 Jun 2007	ANZ Custodian Services Limited	BUY	61300	350305
28 Jun 2007	ANZ Custodian Services Limited	BUY	22400	128117
28 Jun 2007	ANZ Custodian Services Limited	BUY	65500	374963
29 Jun 2007	ANZ Custodian Services Limited	BUY	8500	48319
29 Jun 2007	ANZ Custodian Services Limited	BUY	13500	76696
02 Jul 2007	ANZ Custodian Services Limited	BUY	7300	41372
02 Jul 2007	ANZ Custodian Services Limited	BUY	82000	464487

03 Jul 2007	ANZ Custodian Services Limited	BUY	10700	61146
03 Jul 2007	ANZ Custodian Services Limited	BUY	17000	97148
03 Jul 2007	ANZ Custodian Services Limited	BUY	82000	465309
09 Jul 2007	ANZ Custodian Services Limited	BUY	20000	114693
09 Jul 2007	ANZ Custodian Services Limited	BUY	30000	172641
10 Jul 2007	ANZ Custodian Services Limited	BUY	63500	366595
10 Jul 2007	ANZ Custodian Services Limited	BUY	100500	580202
11 Jul 2007	ANZ Custodian Services Limited	BUY	37300	214419
11 Jul 2007	ANZ Custodian Services Limited	BUY	100000	574849
12 Jul 2007	ANZ Custodian Services Limited	BUY	65600	374220
13 Jul 2007	ANZ Custodian Services Limited	BUY	22600	130605
13 Jul 2007	ANZ Custodian Services Limited	BUY	65600	378167
23 Jul 2007	ANZ Custodian Services Limited	SELL	-81800	-497701
24 Jul 2007	ANZ Custodian Services Limited	SELL	-98200	-591608
24 Jul 2007	ANZ Custodian Services Limited	SELL	-65400	-395308
27 Jul 2007	ANZ Custodian Services Limited	BUY	27900	160344
27 Jul 2007	ANZ Custodian Services Limited	BUY	164000	951451
Total			**962600**	**5458275**

Date	Registered Company	Transaction type	Quantity	Consideration
22 Jun 2007	BNP Paribas Securities	BUY	18000	104581
22 Jun 2007	BNP Paribas Securities	BUY	30300	176045
22 Jun 2007	BNP Paribas Securities	BUY	37100	215553
25 Jun 2007	BNP Paribas Securities	BUY	1600	9256
25 Jun 2007	BNP Paribas Securities	BUY	2800	16197
25 Jun 2007	BNP Paribas Securities	BUY	3400	19668
25 Jun 2007	BNP Paribas Securities	BUY	9800	56855
25 Jun 2007	BNP Paribas Securities	BUY	16600	96305
25 Jun 2007	BNP Paribas Securities	BUY	20300	117771
26 Jun 2007	BNP Paribas Securities	BUY	12000	69658
26 Jun 2007	BNP Paribas Securities	BUY	20200	117258
26 Jun 2007	BNP Paribas Securities	BUY	24700	143379
28 Jun 2007	BNP Paribas Securities	BUY	42800	244795
28 Jun 2007	BNP Paribas Securities	BUY	72300	413521
28 Jun 2007	BNP Paribas Securities	BUY	88500	506177
29 Jun 2007	BNP Paribas Securities	BUY	6500	36949
29 Jun 2007	BNP Paribas Securities	BUY	9800	55676
29 Jun 2007	BNP Paribas Securities	BUY	11100	63098
29 Jun 2007	BNP Paribas Securities	BUY	16600	94308
29 Jun 2007	BNP Paribas Securities	BUY	33800	192137
02 Jul 2007	BNP Paribas Securities	BUY	14000	79343
02 Jul 2007	BNP Paribas Securities	BUY	23600	133750
02 Jul 2007	BNP Paribas Securities	BUY	28800	163221
03 Jul 2007	BNP Paribas Securities	BUY	20500	117149
03 Jul 2007	BNP Paribas Securities	BUY	34700	198297
03 Jul 2007	BNP Paribas Securities	BUY	42400	242299
03 Jul 2007	BNP Paribas Securities	BUY	50000	283725
03 Jul 2007	BNP Paribas Securities	BUY	50000	286232
10 Jul 2007	BNP Paribas Securities	BUY	121429	700006
10 Jul 2007	BNP Paribas Securities	BUY	121600	702016
10 Jul 2007	BNP Paribas Securities	BUY	205200	1184652
10 Jul 2007	BNP Paribas Securities	BUY	250900	1448485
11 Jul 2007	BNP Paribas Securities	BUY	71500	411017
11 Jul 2007	BNP Paribas Securities	BUY	147600	848478
11 Jul 2007	BNP Paribas Securities	BUY	220600	1268118
12 Jul 2007	BNP Paribas Securities	BUY	50000	286733
13 Jul 2007	BNP Paribas Securities	BUY	43400	250807
13 Jul 2007	BNP Paribas Securities	BUY	73200	423021
13 Jul 2007	BNP Paribas Securities	BUY	89500	517218
Total			**2137129**	**12293754**

Date	Registered Company	Transaction type	Quantity	Consideration
22 Jun 2007	Citicorp Nominees Pty Limited	BUY	52100	302704
22 Jun 2007	Citicorp Nominees Pty Limited	BUY	112285	652381
22 Jun 2007	Citicorp Nominees Pty Limited	BUY	168200	975412
22 Jun 2007	Citicorp Nominees Pty Limited	BUY	200000	1162973
25 Jun 2007	Citicorp Nominees Pty Limited	BUY	4800	27767
25 Jun 2007	Citicorp Nominees Pty Limited	BUY	10100	58426
25 Jun 2007	Citicorp Nominees Pty Limited	BUY	28600	165924
25 Jun 2007	Citicorp Nominees Pty Limited	BUY	61600	357374
26 Jun 2007	Citicorp Nominees Pty Limited	BUY	75000	435363
28 Jun 2007	Citicorp Nominees Pty Limited	BUY	84000	479976
28 Jun 2007	Citicorp Nominees Pty Limited	BUY	125500	717800
28 Jun 2007	Citicorp Nominees Pty Limited	BUY	268700	1536835
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	19200	109143
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	28800	163619
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	101900	578916
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	50000	283224
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	87200	494196
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	50000	283725
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	60700	346877
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	100000	567450
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	100000	572463
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	129250	738613
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	150000	858695
09 Jul 2007	Citicorp Nominees Pty Limited	BUY	80000	458773
09 Jul 2007	Citicorp Nominees Pty Limited	BUY	120000	690565
10 Jul 2007	Citicorp Nominees Pty Limited	BUY	359400	2074872
10 Jul 2007	Citicorp Nominees Pty Limited	BUY	747600	4316011
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	355300	2042440
11 Jul 2007	Citicorp Nominees Pty Limited	SELL	-702774	-4019867
12 Jul 2007	Citicorp Nominees Pty Limited	BUY	50000	286733
12 Jul 2007	Citicorp Nominees Pty Limited	BUY	50000	286733
12 Jul 2007	Citicorp Nominees Pty Limited	BUY	200000	1138891
13 Jul 2007	Citicorp Nominees Pty Limited	BUY	130900	756467
13 Jul 2007	Citicorp Nominees Pty Limited	BUY	253500	1464969
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	50000	289239
27 Jul 2007	Citicorp Nominees Pty Limited	BUY	150000	858695
Total			**3911861**	**22514377**

Date	Registered Company	Transaction type	Quantity	Consideration
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	3100	18011
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	13700	79598
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	20600	119462
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	22100	128402
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	28200	163843
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	30800	178950
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	46200	267919
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50700	294570
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	60900	353832
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	70000	407040
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	91300	529460
22 Jun 2007	JP Morgan Nominees Australia Limited	BUY	134400	778823
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	300	1735
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	1300	7520
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	1700	9863
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	2000	11570
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	2600	15040
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	2800	16197
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	2800	16197

25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	4600	26610
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	5600	32395
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	7500	43511
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	12100	70199
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	15500	89924
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	16700	96886
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	16900	98046
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	27800	161282
25 Jun 2007	JP Morgan Nominees Australia Limited	BUY	33400	193771
26 Jun 2007	JP Morgan Nominees Australia Limited	BUY	2100	12190
26 Jun 2007	JP Morgan Nominees Australia Limited	BUY	9200	53405
26 Jun 2007	JP Morgan Nominees Australia Limited	BUY	14700	85331
26 Jun 2007	JP Morgan Nominees Australia Limited	BUY	18800	109131
26 Jun 2007	JP Morgan Nominees Australia Limited	BUY	20600	119580
26 Jun 2007	JP Morgan Nominees Australia Limited	BUY	33800	196203
26 Jun 2007	JP Morgan Nominees Australia Limited	BUY	40600	235676
27 Jun 2007	JP Morgan Nominees Australia Limited	BUY	13100	74861
27 Jun 2007	JP Morgan Nominees Australia Limited	BUY	125600	717755
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	7600	43468
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	32800	187600
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	52800	301991
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	67400	385496
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	73600	420957
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	121100	692634
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	134500	769963
28 Jun 2007	JP Morgan Nominees Australia Limited	BUY	145400	831618
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	1200	6821
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	1700	9658
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	5000	28423
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	7500	42609
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	8100	46045
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	10300	58551
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	11100	63098
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	12100	68743
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	15500	88059
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	16700	94876
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	19100	108575
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	22200	126197
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	27800	157938
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	28200	160304
29 Jun 2007	JP Morgan Nominees Australia Limited	BUY	33400	189753
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	2500	14168
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	10700	60641
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	17200	97479
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	22000	124682
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	24000	136017
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	39500	223862
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	47400	268634
02 Jul 2007	JP Morgan Nominees Australia Limited	BUY	168000	951632
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	3600	20573
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	15700	89719
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	25300	144580
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	32300	184582
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	34800	198868
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	35300	201726
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	58000	331447
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	69700	398308
03 Jul 2007	JP Morgan Nominees Australia Limited	BUY	168000	953317
09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	35000	200713
09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	35000	201415

09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	40000	230188
09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	50000	286733
09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	50000	286733
09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	50000	287735
09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	100000	573466
09 Jul 2007	JP Morgan Nominees Australia Limited	BUY	100000	575471
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	21500	124123
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	93000	536904
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	149600	863664
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	191300	1104405
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	206000	1189270
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	209100	1207167
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	343500	1983079
10 Jul 2007	JP Morgan Nominees Australia Limited	BUY	412800	2383159
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	12600	72431
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	54700	314443
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	88000	505867
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	123000	707065
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	212500	1221555
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	220000	1264668
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	242900	1396309
11 Jul 2007	JP Morgan Nominees Australia Limited	BUY	302000	1736045
12 Jul 2007	JP Morgan Nominees Australia Limited	BUY	50000	286733
12 Jul 2007	JP Morgan Nominees Australia Limited	BUY	104777	596648
12 Jul 2007	JP Morgan Nominees Australia Limited	BUY	134400	766696
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	7700	44497
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	33200	191862
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	53400	308597
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	68200	394126
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	74500	430533
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	122500	707924
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	134400	774780
13 Jul 2007	JP Morgan Nominees Australia Limited	BUY	147300	851242
17 Jul 2007	JP Morgan Nominees Australia Limited	BUY	81127	472556
20 Jul 2007	JP Morgan Nominees Australia Limited	BUY	20000	119660
23 Jul 2007	JP Morgan Nominees Australia Limited	SELL	-168200	-1023391
24 Jul 2007	JP Morgan Nominees Australia Limited	SELL	-201800	-1215749
24 Jul 2007	JP Morgan Nominees Australia Limited	SELL	-134600	-813586
27 Jul 2007	JP Morgan Nominees Australia Limited	BUY	11000	63218
27 Jul 2007	JP Morgan Nominees Australia Limited	BUY	70231	402047
27 Jul 2007	JP Morgan Nominees Australia Limited	BUY	181800	1044821
27 Jul 2007	JP Morgan Nominees Australia Limited	BUY	336000	1949314
Total			**7101635**	**40703536**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
22 Jun 2007	National Nominees Limited	BUY	6500	37765
22 Jun 2007	National Nominees Limited	BUY	9700	56251
22 Jun 2007	National Nominees Limited	BUY	15300	88894
25 Jun 2007	National Nominees Limited	BUY	600	3471
25 Jun 2007	National Nominees Limited	BUY	1400	8099
25 Jun 2007	National Nominees Limited	BUY	3500	20305
25 Jun 2007	National Nominees Limited	BUY	8400	48733
26 Jun 2007	National Nominees Limited	BUY	4300	24961
26 Jun 2007	National Nominees Limited	BUY	10200	59209
28 Jun 2007	National Nominees Limited	BUY	15400	88081
28 Jun 2007	National Nominees Limited	BUY	36400	208190
29 Jun 2007	National Nominees Limited	BUY	5600	31833
29 Jun 2007	National Nominees Limited	BUY	5900	33539
29 Jun 2007	National Nominees Limited	BUY	8400	47722
02 Jul 2007	National Nominees Limited	BUY	5000	28337

02 Jul 2007	National Nominees Limited	BUY	11900	67442
03 Jul 2007	National Nominees Limited	BUY	7400	42288
03 Jul 2007	National Nominees Limited	BUY	17500	100006
09 Jul 2007	National Nominees Limited	BUY	10000	57347
09 Jul 2007	National Nominees Limited	BUY	10000	57547
10 Jul 2007	National Nominees Limited	BUY	43700	252287
10 Jul 2007	National Nominees Limited	BUY	103400	596944
11 Jul 2007	National Nominees Limited	BUY	25700	147736
11 Jul 2007	National Nominees Limited	BUY	60800	349508
13 Jul 2007	National Nominees Limited	BUY	15600	90150
13 Jul 2007	National Nominees Limited	BUY	36900	213244
27 Jul 2007	National Nominees Limited	BUY	45300	260343
Total			**524800**	**3020232**

Date	Registered Company	Transaction type	Quantity	Consideration
22 Jun 2007	State Street Australia Limited	BUY	11400	66235
25 Jun 2007	State Street Australia Limited	BUY	1000	5785
25 Jun 2007	State Street Australia Limited	BUY	6300	36550
26 Jun 2007	State Street Australia Limited	BUY	7600	44117
28 Jun 2007	State Street Australia Limited	BUY	27300	156143
29 Jun 2007	State Street Australia Limited	BUY	4200	23875
29 Jun 2007	State Street Australia Limited	BUY	6300	35792
02 Jul 2007	State Street Australia Limited	BUY	8900	50440
03 Jul 2007	State Street Australia Limited	BUY	13100	74861
09 Jul 2007	State Street Australia Limited	BUY	15000	86020
09 Jul 2007	State Street Australia Limited	BUY	15000	86321
10 Jul 2007	State Street Australia Limited	BUY	77400	446842
11 Jul 2007	State Street Australia Limited	BUY	45500	261556
12 Jul 2007	State Street Australia Limited	BUY	40000	227778
13 Jul 2007	State Street Australia Limited	BUY	27600	159500
27 Jul 2007	State Street Australia Limited	BUY	34000	195401
Total			**340600**	**1957216**

Entity Total			**14978625**	**85947390**
Grand Total			**17954295**	**103500350**

End of Annexure B

MEDIA RELEASE

31 JULY 2007

Insurance Australia Group

WARNING TO IAG SHAREHOLDERS

Insurance Australia Group Limited (IAG) is today warning its shareholders that a new company may be preparing to launch another unsolicited offer for IAG ordinary shares, and such an offer may value the shares below their prevailing market value. IAG does not endorse any unsolicited offer to buy IAG shares.

IAG's warning follows a request from a company for a copy of IAG's ordinary share register which, under the Corporations Act 2001, IAG has provided. This information includes shareholders' names, addresses and the number of ordinary shares held.

The company that made the request, Share Buyback Pty Ltd, has recently been stopped by ASIC from making offers to shareholders of other companies following concerns that the terms of the offers to these shareholders were unclear. IAG understands that people associated with that company may now make offers to IAG shareholders under a new company name, Hassle Free Share Sales Pty Ltd.

IAG Head of Investor Relations, Mr Mike Woods, said that this company may make offers to purchase IAG shares below the current market price of the shares.

"If IAG shareholders receive an offer to sell their shares, they should carefully consider their options when deciding whether or not to accept it, particularly if the offer is below the price that the shares are trading on Australian Securities Exchange (ASX)," Mr Woods said.

"Rather than accepting an undervalued offer, shareholders could consider either not accepting or, if they wanted to sell their shares, sell them at the current market price, through a broker who is licensed to trade on ASX."

Mr Woods said IAG had informed ASIC, and will continue to work closely with the regulator to ensure IAG shareholders' interests are protected to the extent permitted currently under law.

Mr Woods added that under past offers for IAG shares, shareholders have foregone in excess of $13.8 million by accepting the undervalued offers rather than selling their shares on the ASX. More than 12,000 IAG shareholders have accepted these offers, which means they have missed out on average more than $1,100 each.

About Insurance Australia Group Limited

Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Emma Foster
T 02 9292 8929
M 0411 013 170
E emma.foster@iag.com.au

INVESTOR RELATIONS
Mike Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Insurance Australia Group Ltd.
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	11 July 2007
The previous notice was given to the company on	29 May 2007
The previous notice was dated	28 May 2007

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	126,352,093	7.2029%	110,072,164	6.1334%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
29/5/2007 to 11/7/2007	The Capital Group Companies, Inc.	Decreased holdings	Average price of 5.7623	16,279,929 Ordinary Shares	16,279,929

See Annexure A dated 28 May 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 11 July 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walter R. Burkley

Capacity: Senior Counsel

sign here

date 12 July 2007

Annexure "A"

This is the Annexure of 5 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 11 July 2007.

The Capital Group Companies, Inc.

By: ______________________

Walter R. Burkley
Senior Counsel

Australia Annexure
Insurance Australia Group Ltd.

11 July 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	2,868,655	
	44002300	297,206	
	44029600	73,246	
	44029700	195,887	
	44032100	117,184	
	44035800	38,406	
	44036900	264,322	
	44037400	47,797	
	44041200	56,313	
	44044700	55,529	
	44267200	83,237	
	44269700	23,422	
	44271500	193,236	
	44276200	71,796	
	44278600	27,078	
	44281200	73,962	
	44283000	19,146	
	44283900	204,971	
	44287000	78,445	
	44288400	38,574	
	44296400	137,370	
	44301500	169,187	
	44313700	67,849	
	44315000	488,469	
	44316500	46,643	
	44318100	78,013	
	44318300	29,133	
	44319000	136,670	
	44326800	76,905	
	44328100	42,338	
	44328400	18,387	
	44331900	164,287	
	44343600	62,394	
	44344600	51,507	
	44344700	8,983	
	44344800	28,181	
	44346500	17,300	
	44348800	166,052	
	44353000	46,101	
	44357800	458,817	
	44358000	269,575	
	44359800	228,101	
	44359900	190,900	
	44360400	55,624	
	44368900	22,271	
	44369400	83,025	
	44370700	14,684	
	44405300	167,618	
	44940300	962,136	
	44941800	80,842	
		9,197,774	
Capital International Limited	43051000	158,796	

Australia Annexure
Insurance Australia Group Ltd.

11 July 2007

CG Investment Management Company

Account Number	Number of Shares	% Held
43051100	9,772	
43051300	138,067	
43051400	15,043	
43051500	104,548	
43057200	1,814	
43057300	4,122	
43057700	2,959	
43060800	21,721	
43400500	2,491	
43401300	28,958	
43402300	100,720	
43404700	100,752	
43404900	31,110	
43405500	8,208	
43405700	3,656	
43405800	3,599	
43407500	156,697	
43410500	120,227	
43411200	5,585	
43411300	10,134	
43411800	4,416	
43412500	86,346	
43412800	2,604	
43413000	8,267	
43415000	97,173	
43417500	166,854	
43417700	605,696	
43417800	51,076	
43418300	41,018	
43418600	179,300	
43418800	332,700	
43419100	80,054	
43419200	8,342	
43419300	417,652	
43419800	10,128	
43420200	154,875	
43424300	3,579	
43425200	336,030	
43425300	87,498	
43425400	152,512	
43425700	294,000	
43425800	242,360	
43426200	527,685	
43426300	1,672,966	
43426400	625,848	
43426700	1,609,192	
43426800	344,148	
43426900	667,050	
43427100	667,696	
43427200	42,756	
43428200	33,777	
43428300	32,983	
43428600	50,946	
43432100	3,346	

Australia Annexure
Insurance Australia Group Ltd.

11 July 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43432200	6,714	
	43433100	22,140	
	43434000	4,189	
	43435100	426,103	
	43436100	74,000	
	43437400	254,936	
	43439100	157,772	
	43439200	323,148	
	43440200	3,305	
	43440800	2,111	
	43441800	24,123	
	43445200	190,489	
	43450500	187,122	
	43451200	83,874	
	43451300	28,454	
	43451600	39,600	
	43451700	50,493	
	43455100	137,420	
	43455200	39,232	
	43455400	8,067	
	43457100	194,300	
	43459100	8,267	
	43463600	38,098	
	43464700	20,893	
	43466100	101,303	
	43470600	24,700	
	43484100	73,275	
	43487200	63,777	
	43487500	65,021	
	43487600	156,904	
	43487700	102,100	
	43487800	88,500	
	43494200	54,424	
	43500400	10,558	
	43500500	14,769	
	43503400	679	
	43503800	3,206	
	43505100	22,463	
	43506400	2,238	
	43507400	17,336	
	43507500	35,809	
	43510300	4,642	
	43510600	13,722	
	43510800	3,801	
	43510900	6,539	
	43511300	4,746	
	43511900	5,843	
	43513600	5,341	
	43518500	68,850	
	43522300	65,000	
	43522500	26,900	
	43537100	3,724	
	43558600	336,824	
	43560100	195,594	

Australia Annexure
Insurance Australia Group Ltd.

11 July 2007

	Account Number	Number of Shares	% Held
CG Investment Management Company			
	43564200	4,454	
	43564300	4,253	
	43570100	100,323	
	43570200	12,304	
	43570300	8,343	
	43570400	57,433	
	43570500	12,267	
	43573100	174,700	
	43574100	62,487	
	43574200	146,295	
	43575100	196,686	
	43576300	5,202	
	43576500	6,117	
	43576700	7,667	
	43576800	3,851	
	43583100	1,423,832	
		16,850,505	
Capital International S.A.	45404200	554	
	45415100	68,057	
	45415200	32,239	
	45415700	251,842	
	45415800	47,760	
	45426000	795,321	
	45440600	15,000	
	45441300	1,358	
	45444300	22,740	
	45464300	57,176	
	45500200	11,516	
	45500800	8,108	
	45500900	3,844	
	45503200	2,064	
	45506100	100,794	
	45508400	1,777	
	45508500	2,412	
	45508700	5,095	
	45509000	1,251	
	45516200	9,965	
	45520900	21,433	
	45521100	14,506	
	45522000	5,446	
	45522400	52,300	
	45525200	6,680	
	45590400	76,858	
		1,616,096	
Capital International, Inc.	46054200	3,170	
	46055500	150,050	
	46056800	3,170	
	46343400	67,951	
	46364700	35,804	
	46456000	4,677	

Australia Annexure
Insurance Australia Group Ltd.

11 July 2007

<u>CG Investment Management Company</u>	<u>Account Number</u>	<u>Number of Shares</u>	<u>% Held</u>
	46456700	1,585	
	46457300	1,585	
	46457500	805	
	46520100	468,292	
	46520600	17,720	
	46521300	57,633	
	46521500	16,397	
	46521800	23,703	
	46521900	24,015	
	46522100	3,533	
	46522200	18,979	
	46522600	3,363	
	46601000	2,536	
	46610000	4,302	
	46642200	133,641	
		1,043,011	
Capital Research and Management Company	11000006	58,599,325	
	11000016	11,850,000	
	11000033	10,915,453	
		81,364,778	
GRAND TOTAL		**110,072,164**	**6.13%**

Insurance Australia Group Ltd.
11 July 2007

Nominee Name		
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
43060800		71,721
43402300		100,720
43419200		8,342
43426700		1,609,192
43436100		74,000
45415800		47,760
45500800		8,108
45525200		6,680
46056800		3,170
	Total Shares:	1,929,693
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia		
43411800		4,416
43417800		51,076
43424300		3,579
43428600		50,946
43432100		3,346
43451200		83,874
43510600		13,722
44328100		42,338
45500900		3,844
46456700		1,585
46457500		905
	Total Shares:	259,631
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
43404900		31,110
	Total Shares:	31,110
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		
43404700		100,752
43576500		6,117
46521800		23,703
46522600		3,363
	Total Shares:	133,935
Bankers Trust Australia		

Insurance Australia Group Ltd.
11 July 2007

Nominee Name
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43051100		9,772
43057200		1,814
43057300		4,122
43415000		97,173
43418300		41,018
44036900		264,322
44041200		56,313
44269700		23,422
44283900		204,971
45415700		251,842
46456000		4,677
	Total Shares:	959,446

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006		58,599,325
11000016		11,850,000
11000033		10,915,453
43051000		158,796
43411300		10,134
43428200		33,777
43439200		323,148
43441800		24,123
43470600		24,700
43484100		73,275
43503400		679
43505100		22,463
43510900		6,539
43522500		26,900
44000300		2,868,655
44002300		297,206
44035800		38,406
45500200		11,516
46522100		3,533
46642200		133,641
	Total Shares:	85,422,269

Chase Manhattan Nominee Ltd.
Australia

43417700	605,696
43419800	10,128
43425400	152,512
43511900	5,843
44359900	190,900

Insurance Australia Group Ltd.
11 July 2007

Nominee Name		
44940300		962,136
44941800		80,842
46601000		2,536
	Total Shares:	2,010,593
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melboume, Victoria 3000		
43426300		1,672,966
43440200		3,305
43507400		17,336
43507500		35,809
43570400		57,433
44276200		71,796
45440600		15,000
	Total Shares:	1,873,645
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia		
44267200		83,237
44278600		27,078
44318300		29,133
	Total Shares:	139,448
HKBA Nominees Ltd. GPO Box 181 Sydney 2001 Australia		
43410500		120,227
	Total Shares:	120,227
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43455100		137,420
43455400		8,067
	Total Shares:	145,487
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
45441300		1,358
	Total Shares:	1,358
HSBC Bank plc Securities Services, Mariner House		

Insurance Australia Group Ltd.
11 July 2007

Nominee Name		
Pepys Street London EC3N 4DA		
43405800		3,599
43511300		4,746
	Total Shares:	8,345
Investors Bank & Trust Co.		
44368900		22,271
	Total Shares:	22,271
JP Morgan Chase Bank		
45590400		76,858
	Total Shares:	76,858
Mellon Bank N.A. London Branch London United Kingdom		
44358000		269,575
44369400		83,025
	Total Shares:	352,600
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43057700		2,959
43401300		29,959
43405500		8,208
43405700		3,656
43411200		5,585
43413000		8,267
43417500		166,854
43418800		332,700
43419100		80,054
43419300		417,652
43425200		336,030
43426800		344,148
43427200		42,756
43428300		32,983
43432200		6,714
43434000		4,189
43435100		426,103
43439100		157,772
43451300		28,454
43451600		39,600
43455200		39,232
43459100		8,267
43466100		101,303
43487200		63,777

Nominee List

Insurance Australia Group Ltd.
11 July 2007

Nominee Name		
43500400		10,558
43506400		2,238
43510300		4,642
43510800		3,801
43513600		5,341
43537100		3,724
43560100		195,594
43564200		4,454
43570100		100,323
43570300		8,343
43574200		146,295
43575100		196,686
44032100		117,184
44037400		47,797
44301500		169,187
44316500		46,643
44326800		76,905
44328400		18,387
44344600		51,507
44344700		8,983
44344800		28,181
44346500		17,300
44353000		46,101
45464300		57,176
45503200		2,064
45508700		5,095
45520900		21,433
45521100		14,506
45522000		5,446
46343400		67,951
46520600		17,720
46521300		57,633
46521500		16,397
	Total Shares:	4,262,817

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44315000		488,469
44343600		62,394
	Total Shares:	550,863

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43407500		156,697
43426900		667,050

Insurance Australia Group Ltd.
11 July 2007

Nominee Name		
43522300		65,000
44405300		167,618
	Total Shares:	1,056,365
Pictet & Cie, Geneva		
45509000		1,251
	Total Shares:	1,251
State Street Australia Limited Australia		
46521900		24,015
46522200		18,979
	Total Shares:	42,994
Westpac Banking Corp		
43051300		138,067
43051400		15,043
43051500		104,548
43400500		2,491
43412500		86,346
43412800		2,604
43418600		179,300
43425300		87,498
43426200		527,685
43427100		667,696
43433100		22,140
43437400		254,936
43440800		2,111
43487500		65,021
43518500		68,850
43570500		12,267
43573100		174,700
44029700		195,887
44281200		73,962
45404200		554
45415100		68,057
45444300		22,740
45508100		100,794
45508400		1,777
45516200		9,965
45522400		52,300
46364700		35,804
	Total Shares:	2,973,143
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
43420200		154,875
43425700		294,000

Nominee List

Insurance Australia Group Ltd.
11 July 2007

Nominee Name	
43425800	242,360
43426400	625,848
43445200	190,489
43450500	187,122
43451700	50,493
43457100	194,300
43463600	38,098
43464700	20,893
43487600	156,904
43487700	102,100
43487800	88,500
43494200	54,424
43500500	14,769
43503800	3,206
43558600	336,824
43564300	4,253
43570200	12,304
43574100	62,487
43576300	5,202
43576700	7,667
43576800	3,851
43583100	1,423,832
44029600	73,246
44044700	55,529
44271500	193,236
44283000	19,146
44287000	78,445
44288400	38,574
44296400	137,370
44313700	67,849
44318100	78,013
44319000	136,670
44331900	164,287
44348800	166,052
44357800	458,817
44359800	228,101
44360400	55,624
44370700	14,684
45415200	32,239
45426000	795,321
45508500	2,412
46054200	3,170
46055500	150,050
46457300	1,585
46520100	468,292
46610000	4,302
Total Shares:	7,697,815

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

28 June 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CHANGE TO DIVIDEND REINVESTMENT PLAN RULES

The IAG Board has approved an amendment to the IAG Dividend Reinvestment Plan (DRP) rules that will come into effect from 1 August 2007.

The change applies to the definition of "Average Market Price" in the Glossary of the DRP Booklet to reflect changes made to ASX Market Rules. The new definition is as follows:

> "**Average Market Price** The daily volume weighted average sale price per Share of Shares sold on the ASX during the Pricing Period in the ordinary course of trading on ASX (including the closing single price auction), but excluding any transaction defined in the ASX Market Rules as "special", crossings prior to the commencement of the open session state, crossings during overnight trading (ie following the closing single price auction), any overseas trades or trades pursuant to the exercise of options over Shares, and any other sales which the Directors consider may not be fairly reflective of natural supply and demand."

A copy of the DRP Booklet can found on IAG's website at the following address:

http://iag.com.au/pub/iag/shareholder/drp.shtml

Yours truly

Glenn Revell
Group Company Secretary

Commonwealth Bank

Commonwealth Bank of Australia
ACN 123 123 124

FACSIMILE

To	**Insurance Australia Group Limited**	Facsimile Number	(02) 9292 8072
Refer	**Company Secretary**	Telephone Number	
From	CBA Group Secretariat	Facsimile Number	
Sender	Carol Ye	Telephone Number	(02) 9303 6132
Date	22 June 2007	Number of Pages	18 pages including this page
Subject	**Change in Substantial Shareholding – Form 604**		

We enclose Form 604 lodged with the ASX today.

The attached notice may include holdings of certain registered managed investment schemes which have the benefit of ASIC relief.

Those holdings will have an asterisk against them and refer the reader to a note at the end of the notice. If those holdings are so marked, please read the note on the last page of the notice.

A copy of the ASIC relief is available upon request or through ASIC.

ADRIENNE HARVERSON
Senior Manager
Corporate Actions
COLONIAL FIRST STATE INVESTMENTS LIMITED

John Paull
Head of Investment Operations
Colonial First State Investments Ltd

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To: Insurance Australia Group Limited

ACN/ARSN: 090 739 923

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	19/06/2007
The previous notice was given to the company on	11/04/2007
The previous notice was dated	3/04/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	71,979,327	4.10%	74,881,695	4.17%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	16,888,405	0.96% see note 1 at the end of this form	17,764,328	0.99% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	43,063,494	2.45% see note 2 at the end of this form	60,684,806	3.38% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	131,931,226	7.52%	153,330,829	8.54%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Adrienne Harverson on 02 9303 6661.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	25,051 Fully paid ordinary shares	25,051
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	67,825,942 Fully paid ordinary shares	67,825,942
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	2,475,095 Fully paid ordinary shares	2,475,095
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,729,783 Fully paid ordinary shares	1,729,783
Colonial First State Investment Limited (2)	Motor Accident Commission, c/o Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	182,129 Fully paid ordinary shares	182,129
Colonial First State Investment Limited (2)	National Nominees Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	74,872 Fully paid ordinary shares	74,872
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	17,764,328 Fully paid ordinary shares"*" See note 1 on the last page of this form.	17,764,328

CommSec Trading Limited	Share Direct Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	200,000 Fully paid ordinary shares	200,000
The Colonial Mutual Life Assurance Society Limited	ANZ Custodian Services Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	3,185,521 Fully paid ordinary shares"*" See note 2 on the last page of this form	3,185,521
The Colonial Mutual Life Assurance Society Limited	BNP Paribas Securities		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	9,415,667 Fully paid ordinary shares"*" See note 2 on the last page of this form	9,415,667
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as life company holding statutory funds	2,368,823 Fully paid ordinary shares	2,368,823
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	16,767,718 Fully paid ordinary shares"*" See note 2 on the last page of this form	16,767,718
The Colonial Mutual Life Assurance Society Limited	JP Morgan Nominees Australia Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	27,603,117 Fully paid ordinary shares"*" See note 2 on the last page of this form	27,603,117
The Colonial Mutual Life Assurance Society Limited	National Nominees Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,431,255 Fully paid ordinary shares"*" See note 2 on the last page of this form	2,431,255
The Colonial Mutual Life Assurance Society Limited	State Street Australia Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,281,528 Fully paid ordinary shares"*" See note 2 on the last page of this form	1,281,528
Grand Total					153,330,829

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 22 day of June 2007.

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 19/06/2007

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aema Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPP Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78598370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
ASB Bank Limited (323445)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3145187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75335390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Derontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PPM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83163242)
SIF Railway No 1 Pty Limited (ACN 96455730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 19/06/2007

John Damien Hatton – Company Secretary

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
17 May 2007	Share Direct Nominees Pty Limited	SELL	-10000	-61700
Total			**-10000**	**-61700**
Entity Total			**-10000**	**-61700**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	176831	1058865
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-32463	-196309
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	1345	7870
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	3609	21118
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	24113	141080
01 May 2007	Citicorp Nominees Pty Limited	SELL	-56258	-339090
29 May 2007	Citicorp Nominees Pty Limited	SELL	-11900	-70567
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-4752	-28750
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-27574	-162605
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-41721	-244485
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-4099	-24020
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-576	-3375
Total			**26555**	**159732**
Entity Total			**26555**	**159732**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	155866	933326
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	15113	88422
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-500	-3067
17 May 2007	Citicorp Nominees Pty Limited	SELL	-1000	-6130
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-116348	-686110
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-6363	-37287
Total			**46768**	**289154**

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	28494	170612
30 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-130148	-771778
12 Jun 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-22133	-130528
Total			**-123787**	**-731694**

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	National Nominees Limited	BUY	30704	183878
05 Apr 2007	National Nominees Limited	BUY	9836	58928

03 May 2007	National Nominees Limited	BUY	5000	30687
15 May 2007	National Nominees Limited	BUY	1658	10047
17 May 2007	National Nominees Limited	BUY	5379	33295
23 May 2007	National Nominees Limited	BUY	660	4038
24 May 2007	National Nominees Limited	BUY	1157	7000
25 May 2007	National Nominees Limited	BUY	3000	18016
29 May 2007	National Nominees Limited	BUY	1262	7498
04 Jun 2007	National Nominees Limited	BUY	1335	8038
05 Jun 2007	National Nominees Limited	BUY	1333	8013
06 Jun 2007	National Nominees Limited	BUY	668	4025
07 Jun 2007	National Nominees Limited	BUY	667	4018
Total			**62659**	**377481**

Entity Total	**-14360**	**-65059**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
11 Apr 2007	Citicorp Nominees Pty Limited	SELL	-28347	-172367
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-2374	-14469
13 Apr 2007	Citicorp Nominees Pty Limited	BUY	18280	111117
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	12140	71028
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	35126	205510
18 Apr 2007	Citicorp Nominees Pty Limited	BUY	24000	147787
20 Apr 2007	Citicorp Nominees Pty Limited	BUY	15461	94411
26 Apr 2007	Citicorp Nominees Pty Limited	BUY	7500	45382
27 Apr 2007	Citicorp Nominees Pty Limited	BUY	25000	148952
01 May 2007	Citicorp Nominees Pty Limited	SELL	-22961	-138684
07 May 2007	Citicorp Nominees Pty Limited	BUY	2831	17326
08 May 2007	Citicorp Nominees Pty Limited	BUY	22970	139571
08 May 2007	Citicorp Nominees Pty Limited	BUY	54731	333068
08 May 2007	Citicorp Nominees Pty Limited	BUY	96199	585424
08 May 2007	Citicorp Nominees Pty Limited	SELL	-2831	-17146
18 May 2007	Citicorp Nominees Pty Limited	SELL	-5290	-32553
24 May 2007	Citicorp Nominees Pty Limited	BUY	8030	48527
28 May 2007	Citicorp Nominees Pty Limited	BUY	50000	296607
29 May 2007	Citicorp Nominees Pty Limited	BUY	10000	59309
04 Jun 2007	Citicorp Nominees Pty Limited	BUY	8530	51232
04 Jun 2007	Citicorp Nominees Pty Limited	BUY	23418	140873
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	76030	450416
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	145810	863806
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-28062	-165052
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	50000	291096
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	59875	348639
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	114825	668600
13 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3451	-19996
14 Jun 2007	Citicorp Nominees Pty Limited	SELL	-6267	-36596
19 Jun 2007	Citicorp Nominees Pty Limited	BUY	18220	105308
19 Jun 2007	Citicorp Nominees Pty Limited	BUY	41530	240036
19 Jun 2007	Citicorp Nominees Pty Limited	BUY	55000	318530
Total			**875923**	**5185692**

Entity Total	**875923**	**5185692**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	878	5246

04 Apr 2007	Citicorp Nominees Pty Limited	BUY	924	5520
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	1144	6835
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	6970	41764
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	15642	93726
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	43512	260550
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	51711	309848
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	86665	519289
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	167501	1003702
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	176260	1056188
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	218248	1307739
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	265297	1588600
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-2946	-17601
05 Apr 2007	Citicorp Nominees Pty Limited	BUY	7202	43183
05 Apr 2007	Citicorp Nominees Pty Limited	BUY	16399	98327
05 Apr 2007	Citicorp Nominees Pty Limited	BUY	54508	326826
05 Apr 2007	Citicorp Nominees Pty Limited	BUY	90892	544982
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-8032	-48571
11 Apr 2007	Citicorp Nominees Pty Limited	BUY	7635	46703
11 Apr 2007	Citicorp Nominees Pty Limited	BUY	17249	105511
11 Apr 2007	Citicorp Nominees Pty Limited	BUY	57619	352452
11 Apr 2007	Citicorp Nominees Pty Limited	BUY	95189	582265
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	14821	90576
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	33625	205493
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	100508	614237
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	184928	1130154
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	3249	19007
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	4691	27448
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	9576	56026
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	10660	62366
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	13752	80457
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	17071	99878
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	35820	209570
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-10096	-61424
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-6200	-37783
19 Apr 2007	Citicorp Nominees Pty Limited	BUY	130212	794293
19 Apr 2007	Citicorp Nominees Pty Limited	SELL	-130212	-794293
19 Apr 2007	Citicorp Nominees Pty Limited	SELL	-26199	-159814
19 Apr 2007	Citicorp Nominees Pty Limited	SELL	-13888	-84717
24 Apr 2007	Citicorp Nominees Pty Limited	SELL	-37000	-222287
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-45000	-270893
10 May 2007	Citicorp Nominees Pty Limited	SELL	-2957	-18053
11 May 2007	Citicorp Nominees Pty Limited	SELL	-60000	-367456
14 May 2007	Citicorp Nominees Pty Limited	SELL	-6408	-39145
16 May 2007	Citicorp Nominees Pty Limited	BUY	2962	18068
16 May 2007	Citicorp Nominees Pty Limited	SELL	-2962	-18068
18 May 2007	Citicorp Nominees Pty Limited	BUY	138	851
18 May 2007	Citicorp Nominees Pty Limited	BUY	326	2010
18 May 2007	Citicorp Nominees Pty Limited	BUY	1027	6331
18 May 2007	Citicorp Nominees Pty Limited	BUY	1609	9919
18 May 2007	Citicorp Nominees Pty Limited	BUY	7046	43505
18 May 2007	Citicorp Nominees Pty Limited	BUY	16682	103003
18 May 2007	Citicorp Nominees Pty Limited	BUY	52589	324710
18 May 2007	Citicorp Nominees Pty Limited	BUY	82401	508783
18 May 2007	Citicorp Nominees Pty Limited	SELL	-3100	-19112
18 May 2007	Citicorp Nominees Pty Limited	SELL	-1742	-10748
22 May 2007	Citicorp Nominees Pty Limited	BUY	8327	50860
22 May 2007	Citicorp Nominees Pty Limited	BUY	18513	113074
22 May 2007	Citicorp Nominees Pty Limited	BUY	61716	376950
22 May 2007	Citicorp Nominees Pty Limited	BUY	103238	630558
22 May 2007	Citicorp Nominees Pty Limited	SELL	-17562	-106691

22 May 2007	Citicorp Nominees Pty Limited	SELL	-15293	-92907
23 May 2007	Citicorp Nominees Pty Limited	BUY	772	4705
23 May 2007	Citicorp Nominees Pty Limited	BUY	1030	6277
23 May 2007	Citicorp Nominees Pty Limited	BUY	59341	363550
23 May 2007	Citicorp Nominees Pty Limited	BUY	265693	1629995
23 May 2007	Citicorp Nominees Pty Limited	BUY	354737	2176269
23 May 2007	Citicorp Nominees Pty Limited	SELL	-1802	-10982
29 May 2007	Citicorp Nominees Pty Limited	SELL	-8700	-51591
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	8240	49553
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	16991	102178
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	56691	340921
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	93017	559374
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-179794	-1060254
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-5427	-32003
14 Jun 2007	Citicorp Nominees Pty Limited	BUY	385703	2258084
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-24649	-144443
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-13943	-81706
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-8092	-47419
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2516	-14744
Total			**2904627**	**17555634**

Date	Registered Company	Transaction type	Quantity	Consideration
12 Jun 2007	Citigroup Global Market Limited	SELL	-13897	-81928
12 Jun 2007	Citigroup Global Market Limited	SELL	-1015	-5983
Total			**-14912**	**-87911**
Entity Total			**2889715**	**17467723**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
17 Apr 2007	Avanteos Investments Limited	CONV IN	2453	0
20 Apr 2007	Avanteos Investments Limited	BUY	1150	7038
01 May 2007	Avanteos Investments Limited	BUY	1640	9938
09 May 2007	Avanteos Investments Limited	CONV IN	564	0
29 May 2007	Avanteos Investments Limited	CONV IN	1024	0
31 May 2007	Avanteos Investments Limited	CONV IN	1793	0
04 Jun 2007	Avanteos Investments Limited	CONV IN	1084	0
08 Jun 2007	Avanteos Investments Limited	BUY	750	4463
Total			**10458**	**21439**
Entity Total			**10458**	**21439**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	ANZ Custodian Services Limited	BUY	30000	179258
12 Apr 2007	ANZ Custodian Services Limited	BUY	4400	26776
12 Apr 2007	ANZ Custodian Services Limited	BUY	7000	42599
13 Apr 2007	ANZ Custodian Services Limited	BUY	4000	24182
13 Apr 2007	ANZ Custodian Services Limited	BUY	6300	38086
24 Apr 2007	ANZ Custodian Services Limited	BUY	25000	150008
27 Apr 2007	ANZ Custodian Services Limited	BUY	50000	299265
30 Apr 2007	ANZ Custodian Services Limited	BUY	14900	89415
30 Apr 2007	ANZ Custodian Services Limited	BUY	64000	383701
08 May 2007	ANZ Custodian Services Limited	BUY	40000	243422
08 May 2007	ANZ Custodian Services Limited	BUY	65000	395561
15 May 2007	ANZ Custodian Services Limited	BUY	30000	180461

15 May 2007	ANZ Custodian Services Limited	BUY	50000	300769
24 May 2007	ANZ Custodian Services Limited	BUY	4300	26039
28 May 2007	ANZ Custodian Services Limited	BUY	10600	63032
31 May 2007	ANZ Custodian Services Limited	BUY	5200	30915
31 May 2007	ANZ Custodian Services Limited	BUY	8800	52318
01 Jun 2007	ANZ Custodian Services Limited	BUY	20000	119305
01 Jun 2007	ANZ Custodian Services Limited	BUY	30000	179123
04 Jun 2007	ANZ Custodian Services Limited	BUY	20000	120308
05 Jun 2007	ANZ Custodian Services Limited	BUY	47911	287083
12 Jun 2007	ANZ Custodian Services Limited	BUY	15000	88426
12 Jun 2007	ANZ Custodian Services Limited	BUY	32800	193358
13 Jun 2007	ANZ Custodian Services Limited	BUY	17300	100066
13 Jun 2007	ANZ Custodian Services Limited	BUY	34900	201539
13 Jun 2007	ANZ Custodian Services Limited	BUY	87200	505832
18 Jun 2007	ANZ Custodian Services Limited	BUY	13100	76250
19 Jun 2007	ANZ Custodian Services Limited	BUY	16800	96942
19 Jun 2007	ANZ Custodian Services Limited	BUY	30300	174787
19 Jun 2007	ANZ Custodian Services Limited	BUY	48200	278044
19 Jun 2007	ANZ Custodian Services Limited	BUY	49100	283048
Total			**882111**	**5229918**

Date	Registered Company	Transaction type	Quantity	Consideration
12 Apr 2007	BNP Paribas Securities	BUY	8500	51727
12 Apr 2007	BNP Paribas Securities	BUY	15700	95543
12 Apr 2007	BNP Paribas Securities	BUY	17300	105280
13 Apr 2007	BNP Paribas Securities	BUY	14200	85845
13 Apr 2007	BNP Paribas Securities	BUY	15700	94914
08 May 2007	BNP Paribas Securities	BUY	30000	182567
08 May 2007	BNP Paribas Securities	BUY	50000	304278
08 May 2007	BNP Paribas Securities	BUY	80000	486844
15 May 2007	BNP Paribas Securities	BUY	50000	300769
15 May 2007	BNP Paribas Securities	BUY	80000	481230
15 May 2007	BNP Paribas Securities	BUY	100000	601538
24 May 2007	BNP Paribas Securities	BUY	14000	84777
24 May 2007	BNP Paribas Securities	BUY	17200	104154
25 May 2007	BNP Paribas Securities	BUY	47300	284091
25 May 2007	BNP Paribas Securities	BUY	97700	586801
28 May 2007	BNP Paribas Securities	BUY	20300	120712
28 May 2007	BNP Paribas Securities	BUY	34300	203961
28 May 2007	BNP Paribas Securities	BUY	42000	249749
31 May 2007	BNP Paribas Securities	BUY	9900	58857
31 May 2007	BNP Paribas Securities	BUY	16800	99879
01 Jun 2007	BNP Paribas Securities	BUY	20000	119415
01 Jun 2007	BNP Paribas Securities	BUY	150000	894787
04 Jun 2007	BNP Paribas Securities	BUY	30000	180461
04 Jun 2007	BNP Paribas Securities	BUY	50000	300769
05 Jun 2007	BNP Paribas Securities	BUY	50000	299601
05 Jun 2007	BNP Paribas Securities	BUY	50000	299601
08 Jun 2007	BNP Paribas Securities	BUY	40000	238879
13 Jun 2007	BNP Paribas Securities	BUY	42000	242540
13 Jun 2007	BNP Paribas Securities	BUY	55900	323336
13 Jun 2007	BNP Paribas Securities	BUY	68400	395638
13 Jun 2007	BNP Paribas Securities	BUY	105000	609087
18 Jun 2007	BNP Paribas Securities	BUY	25100	146096
18 Jun 2007	BNP Paribas Securities	BUY	42400	246792
18 Jun 2007	BNP Paribas Securities	BUY	51800	301506
19 Jun 2007	BNP Paribas Securities	BUY	32300	186382
19 Jun 2007	BNP Paribas Securities	BUY	54400	313907
19 Jun 2007	BNP Paribas Securities	BUY	57700	332816
19 Jun 2007	BNP Paribas Securities	BUY	66600	384305

19 Jun 2007	BNP Paribas Securities	BUY	97100	560077
19 Jun 2007	BNP Paribas Securities	BUY	120000	692225
Total			1969600	11651736

Date	Registered Company	Transaction type	Quantity	Consideration
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	20300	123537
13 Apr 2007	Citicorp Nominees Pty Limited	BUY	47800	288973
19 Apr 2007	Citicorp Nominees Pty Limited	BUY	50000	306283
20 Apr 2007	Citicorp Nominees Pty Limited	BUY	200000	1224129
23 Apr 2007	Citicorp Nominees Pty Limited	BUY	100000	610561
24 Apr 2007	Citicorp Nominees Pty Limited	BUY	50000	300017
24 Apr 2007	Citicorp Nominees Pty Limited	BUY	75000	450025
24 Apr 2007	Citicorp Nominees Pty Limited	BUY	75000	452657
24 Apr 2007	Citicorp Nominees Pty Limited	BUY	150000	905314
27 Apr 2007	Citicorp Nominees Pty Limited	BUY	100000	598530
27 Apr 2007	Citicorp Nominees Pty Limited	BUY	125000	744942
30 Apr 2007	Citicorp Nominees Pty Limited	BUY	178400	1070585
04 May 2007	Citicorp Nominees Pty Limited	BUY	100000	616576
07 May 2007	Citicorp Nominees Pty Limited	BUY	50000	307275
07 May 2007	Citicorp Nominees Pty Limited	BUY	50000	307275
08 May 2007	Citicorp Nominees Pty Limited	BUY	48400	296157
08 May 2007	Citicorp Nominees Pty Limited	BUY	100000	608555
08 May 2007	Citicorp Nominees Pty Limited	BUY	250000	1521389
14 May 2007	Citicorp Nominees Pty Limited	BUY	200000	1229142
15 May 2007	Citicorp Nominees Pty Limited	BUY	94131	566233
15 May 2007	Citicorp Nominees Pty Limited	BUY	150000	902306
24 May 2007	Citicorp Nominees Pty Limited	BUY	52000	314885
24 May 2007	Citicorp Nominees Pty Limited	BUY	100000	605548
28 May 2007	Citicorp Nominees Pty Limited	BUY	55700	331214
28 May 2007	Citicorp Nominees Pty Limited	BUY	127200	756382
29 May 2007	Citicorp Nominees Pty Limited	BUY	125600	745457
30 May 2007	Citicorp Nominees Pty Limited	BUY	100000	591512
30 May 2007	Citicorp Nominees Pty Limited	BUY	100000	592184
31 May 2007	Citicorp Nominees Pty Limited	BUY	61905	368037
31 May 2007	Citicorp Nominees Pty Limited	BUY	105195	625405
01 Jun 2007	Citicorp Nominees Pty Limited	BUY	50000	298538
04 Jun 2007	Citicorp Nominees Pty Limited	BUY	70554	424409
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	50000	299601
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	100000	604545
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	100000	597196
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	100000	597196
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	50000	294753
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	50000	294753
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	100000	589507
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	93500	540821
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	207800	1201953
15 Jun 2007	Citicorp Nominees Pty Limited	BUY	75000	437318
15 Jun 2007	Citicorp Nominees Pty Limited	BUY	150000	874636
18 Jun 2007	Citicorp Nominees Pty Limited	BUY	71100	413843
18 Jun 2007	Citicorp Nominees Pty Limited	BUY	156900	913249
19 Jun 2007	Citicorp Nominees Pty Limited	BUY	91500	527987
19 Jun 2007	Citicorp Nominees Pty Limited	BUY	163500	943075
19 Jun 2007	Citicorp Nominees Pty Limited	BUY	201900	1165033
Total			4923385	29379498

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	JP Morgan Nominees Australia Limited	BUY	10000	59753
04 Apr 2007	JP Morgan Nominees Australia Limited	BUY	30000	179258
04 Apr 2007	JP Morgan Nominees Australia Limited	BUY	50000	298764
04 Apr 2007	JP Morgan Nominees Australia Limited	BUY	50000	298764

04 Apr 2007	JP Morgan Nominees Australia Limited	BUY	70000	418269
04 Apr 2007	JP Morgan Nominees Australia Limited	BUY	100000	597527
12 Apr 2007	JP Morgan Nominees Australia Limited	BUY	6400	38948
12 Apr 2007	JP Morgan Nominees Australia Limited	BUY	10300	62681
12 Apr 2007	JP Morgan Nominees Australia Limited	BUY	13200	80329
12 Apr 2007	JP Morgan Nominees Australia Limited	BUY	14700	89458
12 Apr 2007	JP Morgan Nominees Australia Limited	BUY	14900	90675
12 Apr 2007	JP Morgan Nominees Australia Limited	BUY	23700	144228
12 Apr 2007	JP Morgan Nominees Australia Limited	BUY	28600	174047
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	1300	7859
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	5800	35064
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	9400	56827
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	12000	72545
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	13300	80405
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	13500	81614
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	21400	129373
13 Apr 2007	JP Morgan Nominees Australia Limited	BUY	25900	156577
23 Apr 2007	JP Morgan Nominees Australia Limited	BUY	52562	318288
23 Apr 2007	JP Morgan Nominees Australia Limited	BUY	100000	605548
24 Apr 2007	JP Morgan Nominees Australia Limited	BUY	50000	300017
24 Apr 2007	JP Morgan Nominees Australia Limited	BUY	50000	300017
24 Apr 2007	JP Morgan Nominees Australia Limited	BUY	75000	450025
24 Apr 2007	JP Morgan Nominees Australia Limited	BUY	75000	450025
24 Apr 2007	JP Morgan Nominees Australia Limited	BUY	75000	452657
26 Apr 2007	JP Morgan Nominees Australia Limited	BUY	138287	831848
27 Apr 2007	JP Morgan Nominees Australia Limited	BUY	50000	299265
27 Apr 2007	JP Morgan Nominees Australia Limited	BUY	50000	299265
27 Apr 2007	JP Morgan Nominees Australia Limited	BUY	50000	299265
27 Apr 2007	JP Morgan Nominees Australia Limited	BUY	75000	448897
27 Apr 2007	JP Morgan Nominees Australia Limited	BUY	75000	448897
27 Apr 2007	JP Morgan Nominees Australia Limited	BUY	150000	897795
30 Apr 2007	JP Morgan Nominees Australia Limited	BUY	49800	298852
30 Apr 2007	JP Morgan Nominees Australia Limited	BUY	96700	580300
30 Apr 2007	JP Morgan Nominees Australia Limited	BUY	136000	815364
01 May 2007	JP Morgan Nominees Australia Limited	BUY	20000	121110
07 May 2007	JP Morgan Nominees Australia Limited	BUY	25000	153638
07 May 2007	JP Morgan Nominees Australia Limited	BUY	50000	307275
08 May 2007	JP Morgan Nominees Australia Limited	BUY	20000	121711
08 May 2007	JP Morgan Nominees Australia Limited	BUY	31900	195194
08 May 2007	JP Morgan Nominees Australia Limited	BUY	50000	304278
08 May 2007	JP Morgan Nominees Australia Limited	BUY	50000	304278
08 May 2007	JP Morgan Nominees Australia Limited	BUY	63000	385493
08 May 2007	JP Morgan Nominees Australia Limited	BUY	65000	395561
08 May 2007	JP Morgan Nominees Australia Limited	BUY	75000	456417
08 May 2007	JP Morgan Nominees Australia Limited	BUY	85000	517272
08 May 2007	JP Morgan Nominees Australia Limited	BUY	150000	912833
08 May 2007	JP Morgan Nominees Australia Limited	BUY	180000	1095400
15 May 2007	JP Morgan Nominees Australia Limited	BUY	10000	60154
15 May 2007	JP Morgan Nominees Australia Limited	BUY	40000	240615
15 May 2007	JP Morgan Nominees Australia Limited	BUY	40000	240615
15 May 2007	JP Morgan Nominees Australia Limited	BUY	70000	421076
15 May 2007	JP Morgan Nominees Australia Limited	BUY	80000	481230
15 May 2007	JP Morgan Nominees Australia Limited	BUY	100000	601538
15 May 2007	JP Morgan Nominees Australia Limited	BUY	100000	601538
15 May 2007	JP Morgan Nominees Australia Limited	BUY	150000	902306
23 May 2007	JP Morgan Nominees Australia Limited	BUY	35000	213345
23 May 2007	JP Morgan Nominees Australia Limited	BUY	40000	243823
23 May 2007	JP Morgan Nominees Australia Limited	BUY	75000	457169
24 May 2007	JP Morgan Nominees Australia Limited	BUY	1400	8478
24 May 2007	JP Morgan Nominees Australia Limited	BUY	6400	38755

24 May 2007	JP Morgan Nominees Australia Limited	BUY	10200	61766
24 May 2007	JP Morgan Nominees Australia Limited	BUY	13100	79327
24 May 2007	JP Morgan Nominees Australia Limited	BUY	14300	86593
24 May 2007	JP Morgan Nominees Australia Limited	BUY	23500	142304
24 May 2007	JP Morgan Nominees Australia Limited	BUY	28200	170764
25 May 2007	JP Morgan Nominees Australia Limited	BUY	74500	447458
25 May 2007	JP Morgan Nominees Australia Limited	BUY	133400	801221
28 May 2007	JP Morgan Nominees Australia Limited	BUY	3500	20812
28 May 2007	JP Morgan Nominees Australia Limited	BUY	15600	92764
28 May 2007	JP Morgan Nominees Australia Limited	BUY	25000	148660
28 May 2007	JP Morgan Nominees Australia Limited	BUY	32000	190285
28 May 2007	JP Morgan Nominees Australia Limited	BUY	34900	207529
28 May 2007	JP Morgan Nominees Australia Limited	BUY	57300	340729
28 May 2007	JP Morgan Nominees Australia Limited	BUY	69000	410302
29 May 2007	JP Morgan Nominees Australia Limited	BUY	15300	90808
29 May 2007	JP Morgan Nominees Australia Limited	BUY	24700	146599
29 May 2007	JP Morgan Nominees Australia Limited	BUY	34400	204170
30 May 2007	JP Morgan Nominees Australia Limited	BUY	25000	147878
30 May 2007	JP Morgan Nominees Australia Limited	BUY	25000	147878
30 May 2007	JP Morgan Nominees Australia Limited	BUY	25000	148046
30 May 2007	JP Morgan Nominees Australia Limited	BUY	25000	148046
30 May 2007	JP Morgan Nominees Australia Limited	BUY	50000	295756
30 May 2007	JP Morgan Nominees Australia Limited	BUY	50000	296092
30 May 2007	JP Morgan Nominees Australia Limited	BUY	60000	352501
30 May 2007	JP Morgan Nominees Australia Limited	BUY	75000	444138
31 May 2007	JP Morgan Nominees Australia Limited	BUY	12200	72531
31 May 2007	JP Morgan Nominees Australia Limited	BUY	17000	101068
31 May 2007	JP Morgan Nominees Australia Limited	BUY	20700	123066
31 May 2007	JP Morgan Nominees Australia Limited	BUY	28900	171816
31 May 2007	JP Morgan Nominees Australia Limited	BUY	33600	199759
31 May 2007	JP Morgan Nominees Australia Limited	BUY	57100	339471
01 Jun 2007	JP Morgan Nominees Australia Limited	BUY	25000	149131
01 Jun 2007	JP Morgan Nominees Australia Limited	BUY	30000	178957
01 Jun 2007	JP Morgan Nominees Australia Limited	BUY	30000	179123
01 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50000	298538
01 Jun 2007	JP Morgan Nominees Australia Limited	BUY	100000	597076
01 Jun 2007	JP Morgan Nominees Australia Limited	BUY	100000	597076
01 Jun 2007	JP Morgan Nominees Australia Limited	BUY	150000	895614
04 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50000	300769
04 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50000	300769
04 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50000	300769
04 Jun 2007	JP Morgan Nominees Australia Limited	BUY	70000	421076
04 Jun 2007	JP Morgan Nominees Australia Limited	BUY	75000	451153
04 Jun 2007	JP Morgan Nominees Australia Limited	BUY	80000	481230
05 Jun 2007	JP Morgan Nominees Australia Limited	BUY	40000	239681
05 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50000	299601
05 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50000	299601
05 Jun 2007	JP Morgan Nominees Australia Limited	BUY	80000	479361
06 Jun 2007	JP Morgan Nominees Australia Limited	BUY	30000	180461
06 Jun 2007	JP Morgan Nominees Australia Limited	BUY	100000	601538
08 Jun 2007	JP Morgan Nominees Australia Limited	BUY	20000	119439
08 Jun 2007	JP Morgan Nominees Australia Limited	BUY	40000	238879
12 Jun 2007	JP Morgan Nominees Australia Limited	BUY	35000	206327
12 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50000	294753
12 Jun 2007	JP Morgan Nominees Australia Limited	BUY	67200	396149
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	5700	32970
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	25300	146340
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	51700	298555
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	52100	301356
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	56900	329120

13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	71400	412318
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	93500	540821
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	112400	650142
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	129200	749467
13 Jun 2007	JP Morgan Nominees Australia Limited	BUY	178600	1036028
15 Jun 2007	JP Morgan Nominees Australia Limited	BUY	100000	583090
15 Jun 2007	JP Morgan Nominees Australia Limited	BUY	100000	583090
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	4300	25028
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	5000	29024
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	19200	111755
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	30900	179856
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	39500	229913
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	43100	250867
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	71000	413261
18 Jun 2007	JP Morgan Nominees Australia Limited	BUY	85200	495913
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	5600	32314
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	10000	57680
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	24700	142528
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	39700	229083
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	44100	254371
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	50700	292557
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	55400	319677
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	71000	409531
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	91200	526256
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	91400	527245
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	98900	570509
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	99000	571036
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	100900	581662
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	109500	631853
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	164300	947772
19 Jun 2007	JP Morgan Nominees Australia Limited	BUY	197400	1138711
Total			**8549849**	**50799299**

Date	Registered Company	Transaction type	Quantity	Consideration
04 Apr 2007	National Nominees Limited	BUY	10000	59753
12 Apr 2007	National Nominees Limited	BUY	3200	19474
12 Apr 2007	National Nominees Limited	BUY	7200	43816
13 Apr 2007	National Nominees Limited	BUY	2900	17532
13 Apr 2007	National Nominees Limited	BUY	6500	39295
27 Apr 2007	National Nominees Limited	BUY	50000	297977
30 Apr 2007	National Nominees Limited	BUY	10200	61211
07 May 2007	National Nominees Limited	BUY	25000	153638
08 May 2007	National Nominees Limited	BUY	6700	40997
08 May 2007	National Nominees Limited	BUY	50000	304278
08 May 2007	National Nominees Limited	BUY	60662	369162
15 May 2007	National Nominees Limited	BUY	20000	120308
15 May 2007	National Nominees Limited	BUY	60000	360923
24 May 2007	National Nominees Limited	BUY	3000	18166
24 May 2007	National Nominees Limited	BUY	7100	42994
25 May 2007	National Nominees Limited	BUY	17100	102705
28 May 2007	National Nominees Limited	BUY	7300	43409
28 May 2007	National Nominees Limited	BUY	17300	102873
30 May 2007	National Nominees Limited	BUY	25000	148046
31 May 2007	National Nominees Limited	BUY	8400	49940
31 May 2007	National Nominees Limited	BUY	14300	85016
01 Jun 2007	National Nominees Limited	BUY	20000	119415
01 Jun 2007	National Nominees Limited	BUY	25000	149131
04 Jun 2007	National Nominees Limited	BUY	25000	150384
05 Jun 2007	National Nominees Limited	BUY	30000	179760
13 Jun 2007	National Nominees Limited	BUY	11900	68832

13 Jun 2007	National Nominees Limited	BUY	28200	163114
15 Jun 2007	National Nominees Limited	BUY	75000	437318
18 Jun 2007	National Nominees Limited	BUY	9000	52385
18 Jun 2007	National Nominees Limited	BUY	21400	124560
19 Jun 2007	National Nominees Limited	BUY	11600	66936
19 Jun 2007	National Nominees Limited	BUY	20800	119975
19 Jun 2007	National Nominees Limited	BUY	27500	158685
19 Jun 2007	National Nominees Limited	BUY	49500	285543
Total			**766762**	**4557551**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
12 Apr 2007	State Street Australia Limited	BUY	4600	27994
16 Apr 2007	State Street Australia Limited	BUY	258483	1579331
27 Apr 2007	State Street Australia Limited	BUY	25000	148988
08 May 2007	State Street Australia Limited	BUY	50000	304278
15 May 2007	State Street Australia Limited	BUY	40000	240615
24 May 2007	State Street Australia Limited	BUY	5300	32094
28 May 2007	State Street Australia Limited	BUY	13000	77303
30 May 2007	State Street Australia Limited	BUY	38722	227492
13 Jun 2007	State Street Australia Limited	BUY	21100	122046
18 Jun 2007	State Street Australia Limited	BUY	16000	93129
19 Jun 2007	State Street Australia Limited	BUY	20600	118869
19 Jun 2007	State Street Australia Limited	BUY	36800	212264
Total			**529605**	**3184403**

Entity Total	**17621312**	**104802405**
Grand Total	**21399603**	**127510226**

End of Annexure B

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

4 June 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESET OF DIVIDEND RATE ON IAG'S RESET PREFERENCE SHARES
ASX CODE IAGPA ('RPS')

In accordance with the reset of the RPS terms set out in the Reset Notice lodged with the ASX 2 April 2007, the Market Rate (5 year swap rate) has been set today at 6.935%. The Dividend Rate for the RPS has been fixed until the Reset Date of 15 June 2012 at the rate of 5.63% per annum calculated as follows:

Market Rate (five year swap rate)	6.935%
Margin	1.100%
	8.035%
Adjustment for franking	0.7
Dividend Rate	5.63%

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

12 June 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') – NSW STORMS

Earlier today IAG made an announcement stating that it was too early to provide a financial estimate of the losses incurred from the NSW storms over the past weekend.

Based on the volumes of claims being lodged today – over 9,000 claims lodged in aggregate for these storms – IAG is now of the view that the ultimate number of claims and related costs will lead to the Group making claims on its catastrophe reinsurance covers and the total pre-tax loss, net of reinsurance, is reasonably likely to reach the maximum Group exposure of $169m. However, it is possible that it may be less than this.

Based on the average of broking analysts' forecasts for the financial year ended 30 June 2007 provided to IAG prior to this storm, the Group is expected to report net earned premium of $6,747m and an insurance profit of $894m (pre-tax), representing an insurance margin of 13.3%. A total claims cost net of reinsurance would reduce the consensus insurance profit to $725m, which would be an insurance margin of 10.7%.

Yours sincerely

Glenn Revell
Group Company Secretary

	Media Relations	Investor Relations
Name	Emma Foster	Anne O'Driscoll
Telephone	+61 2 9292 8929	+61 2 9292 3169
Mobile	+61 411 013 170	+61 411 012 675

END